Registration No. ____________
811-22589
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___
Post-Effective Amendment No. ___
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 11
Principal National Life Insurance Company Variable Life Separate Account
(Exact Name of Registrant)
Principal National Life Insurance Company
(Name of Depositor)
Principal Financial Group, 711 High Street, Des Moines, Iowa 50392
(Address of Depositor’s Principal Executive Offices)
(515) 246-5688
(Depositor’s Telephone Number, including Area Code)

Britney Schnathorst
Principal National Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
Telephone Number, Including Area Code: (515) 235-1209
(Name and Address of Agent for Service)

Principal Variable Universal Life Income IV
(Title of Securities Being Registered)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

PRINCIPAL® VARIABLE UNIVERSAL LIFE INCOME IV

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
(the “Policy”)

Issued by Principal National Life Insurance Company (the “Company”) through its

Principal National Life Insurance Company Variable Life Separate Account

This prospectus is dated ____________.

This prospectus describes an individual-flexible premium variable universal life insurance policy offered by the Company.
As in the case of other life insurance policies, it may not be in Your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage. The Policy involves investment risk, including possible loss of principal.
This prospectus provides information that You should know before buying a Policy. It is accompanied by current prospectuses for the Underlying Mutual Funds that are available as investment options under the Policy. Please read these prospectuses carefully and keep them for future reference.
The Securities and Exchange Commission (“SEC”) has not approved or disapproved this security or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Not all the contract provisions, benefits, programs, features, and investment options described in this prospectus are available or approved for use in every state. This prospectus offers a Policy which may not be available in all states and is not an offer to sell or solicitation of an offer to buy the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the annual and semi-annual shareholder reports for underlying mutual funds available as investment options under your life insurance policy or annuity contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive such reports electronically, you will not be affected by this change, and you do not need to take any action. If you have not previously elected electronic delivery, you may elect to receive reports and other communications from the Company electronically by following the instructions provided by the Company. You may elect to receive all future reports in paper free of charge. If you wish to continue receiving paper copies of the reports, you can inform the Company by calling 1-800-247-9988 if you have a life insurance policy or 1-800-852-4450 if you have an annuity contract. Your election to receive reports in paper will apply to all underlying mutual funds available as investment options under your life insurance policy or annuity contract.

SUMMARY: BENEFITS AND RISKS

This is a brief summary of the Policy’s features. More detailed information follows later in this prospectus.
POLICY BENEFITS

Death Benefits and Proceeds
The Company guarantees to pay a death benefit for as long as the Policy is in force. The death proceeds are paid to the beneficiary(ies) when the Insured dies. Death proceeds, calculated as of the date of death of the Insured, are A minus B minus C where:

•	A is the death benefit plus any proceeds from any benefit rider on the Insured’s life;

•	B is any Loan Indebtedness; and

•
C, if the Insured’s death occurs during a grace period, is the lesser of any overdue Monthly Policy Charges and, if applicable, the amount required to meet any no lapse provision or Death Benefit Guarantee Premium Requirement.

Death proceeds are paid in cash or applied under a benefit payment option.
The Policy provides for three death benefit options. A death benefit option is elected on the application. We will issue the Policy with Death Benefit Option 1 if You do not elect a death benefit option on the application. Subject to certain conditions, the death benefit option may be changed after the Policy has been issued.
Premium Payment Flexibility
You may choose the amount and frequency of premium payments (subject to certain limitations).
Policy Values
The Policy Value reflects Your premium payments, partial surrenders, policy loans, unpaid loan interest, policy expenses, interest credited to the Fixed Accounts, and/or the investment experience of the Divisions. There is no guaranteed minimum Division value.
Policy Loans
A loan may be taken using the Policy as collateral. The maximum loan amount is 90% of the Net Surrender Value.
Full Surrender
The Policy may be surrendered and any Net Surrender Value paid to the Owner. If the full surrender is within ten years of the Policy Date or a Face Amount increase, a surrender charge is imposed.
Partial Surrender
On or after the first policy anniversary, a Policy may be partially surrendered and the proceeds paid to the Owner. The surrender charge does not apply to partial surrenders.
Adjustment Options
The Face Amount may be increased or decreased unless the Policy is in a grace period or if Monthly Policy Charges are being waived under a rider.
Face Amount Increase
The minimum amount of an increase is $50,000 ($10,000 for special underwriting programs) and is subject to Our underwriting guidelines in effect at the time the increase is requested.
Face Amount Decrease
On or after the first policy anniversary, a decrease in Face Amount may be requested if the request does not decrease the Face Amount below $100,000. Cumulative Face Amount decreases in Policy Years two through five cannot exceed 35% of the Initial Face Amount.
Maturity Proceeds
If Your policy is in force and the Insured is living on the Policy Maturity Date shown on the Data Pages, You may elect to be paid the maturity proceeds which are equal to the Net Surrender Value. Maturity proceeds are paid in lump sum or applied under a benefit payment option.
The Maturity Date Extension Provision automatically extends the policy beyond the Policy Maturity Date as long as the policy is still in force and the Insured is living on the Policy Maturity Date. The policy will then terminate upon the

Insured’s death. No Monthly Policy Charges are deducted after the Policy Maturity Date. No additional premium payments are allowed, adjustment options are not available and the death benefit option is changed to Death Benefit Option 1. All Division and Fixed Account values will be transferred to the Money Market Division and no further transfers are allowed. You may choose not to extend the Policy Maturity Date and instead receive the maturity proceeds. There is no charge for this provision.
POLICY RISKS

Risks of Poor Investment Performance
Your Policy Value will fluctuate depending on the investment performance of the Divisions to which You allocate Your premium payments. Poor investment performance could diminish Your entire Policy Value and death benefit.
Positive investment performance does not guarantee that Your Policy Value will equal the total of Your premium payments after deducting applicable Policy and rider charges. Certain Policy and rider charges are higher during earlier Policy Years than during subsequent Policy Years. This has a more negative impact on Policy Value during earlier Policy Years, making the Policy not suitable as a short-term savings vehicle.
Policy Termination (Lapse)
Surrender charges apply in the first ten Policy Years (and the first ten Policy Years after a face increase) and reduce the Policy Value available to collect policy charges. A Policy will enter a grace period and is at risk of terminating (meaning You will no longer have any life insurance coverage) if the Net Surrender Value on any Monthly Date is less than the Monthly Policy Charge, unless (i) during the first ten Policy Years, the no-lapse guarantee test is met or (ii) after the first ten Policy Years, the Policy has the Death Benefit Guarantee Rider and its terms are met. A policy may be at risk of terminating due to insufficient premium payments, poor investment results, partial surrenders, or Loan Indebtedness. If a Policy is at risk of terminating, We will notify You that the Policy will terminate without value unless You make a required premium payment by the end of the grace period. A Policy may be reinstated within three years after it has lapsed, subject to certain conditions.
Limitations on Access to Surrender Value
Unscheduled Partial Surrenders

•
Two unscheduled partial surrenders may be made in a Policy Year. An unscheduled partial surrender may not be less than $500. The total of the amount(s) surrendered may not be greater than 75% of the Net Surrender Value (as of the date of the request for the first unscheduled partial surrender in that Policy Year).

•	The Face Amount may be reduced by the amount of the unscheduled partial surrender.
Scheduled Partial Surrenders

•	Partial surrenders may be scheduled on a monthly, quarterly, semiannual, or annual basis.

•	Each scheduled partial surrender may not be greater than 90% of the Net Surrender Value (as of the date of the scheduled partial surrender).

•	The Face Amount may be reduced by the amount of the scheduled partial surrender.
Full Surrenders
If the full surrender is within ten years of the Policy Date or a Face Amount increase, a surrender charge is imposed. Surrender charges are calculated based on the number of years the Policy was in force.
Adverse Tax Consequences
Termination of the Policy for any reason other than death of the Insured may have adverse tax consequences. If the amount received by the Owner plus any Loan Indebtedness exceeds the premiums paid into the Policy, then the excess generally will be treated as taxable income.
Distributions from a Modified Endowment Contract during the life of the Insured are taxed as if the Policy is a deferred annuity; therefore, partial surrenders and loans may be taxable as ordinary income to the extent there are earnings in the Policy.
In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;

•	an amount equal to any employer-paid premiums; or

•	some or all of the amount by which the current value exceeds the employer’s interest in the Policy.

Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and Your circumstances or the circumstances of the Policy’s beneficiary(ies) if You or the Insured dies.
There are other tax issues to consider when You own a life insurance policy. These are described in more detail in TAX ISSUES RELATED TO THE POLICY.
Risks of Underlying Mutual Funds
A comprehensive discussion of the risks of each Underlying Mutual Fund may be found in the Underlying Mutual Fund’s prospectus. As with all mutual funds, as the value of an Underlying Mutual Fund’s assets rise or fall, the fund’s share price changes. If You sell Your Units in a Division (each of which invests in an Underlying Mutual Fund) when their value is less than the price You paid, You will lose money.
Equity Funds
The biggest risk is that the fund’s returns may vary, and You could lose money. The equity funds are each designed for long-term investors who can accept the risks of investing in a portfolio with significant common stock holdings. Common stocks tend to be more volatile than other investment choices. The value of an Underlying Mutual Fund’s portfolio may decrease if the value of an individual company in the portfolio decreases. The value of an Underlying Mutual Fund’s portfolio could also decrease if the stock market goes down.
Income Funds
A fundamental risk of fixed-income securities is that their value will fall if interest rates rise. Since the value of a fixed-income portfolio will generally decrease when interest rates rise, the Underlying Mutual Fund’s share price may likewise decrease. Another fundamental risk associated with fixed-income securities is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due.
International Funds
The international Underlying Mutual Funds have significant exposure to foreign markets. As a result, their returns and price per share may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country.
Fund of Funds
A fund of funds is subject to the particular risks of the underlying funds in the proportions in which the fund of funds invests in them, and its share prices will fluctuate as the prices of underlying funds shares rise or fall with changing market conditions. In addition, a fund of funds indirectly bears its pro rata share of the management fees incurred by the underlying funds. Thus, the cost of investing in a fund of funds will generally be higher than the cost of investing in a fund that invests directly in individual stocks and bonds.
General Account
The Company's general obligations and any guaranteed benefits under the Policy are supported by our General Account (and not by the separate account) and are subject to the Company's claims-paying ability. A Policy owner should look to the financial strength of the Company for its claims-paying ability. Assets in the General Account are not segregated for the exclusive benefit of any particular Policy or obligation. General Account assets are also available to the Company's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Underlying Mutual Funds.

SUMMARY: FEE TABLES

The following tables describe fees and expenses that You will pay when buying, owning, and surrendering the Policy.
This table describes the fees and expenses that You will pay at the time that You buy, surrender the Policy, or transfer cash value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Charge	upon receipt of premium
Maximum		5.00% of premium paid
Current		4.00% of premium paid, reducing to 2.00% after the first Policy Year.
Taxes (federal, state and local)	upon receipt of premium
Maximum		3.25% of premium paid
Current		3.25% of premium paid
Surrender Charge (full surrender of Policy)	from surrender proceeds
Maximum		$57.77 per $1,000 of Face Amount
Minimum		$11.75 per $1,000 of Face Amount
Current Charge for Representative Insured(1)		$22.04 per $1,000 of Face Amount
Transfer Fee for Unscheduled Division Transfer(2)	upon each unscheduled Division transfer after the first unscheduled Division transfer in a Policy Year
Maximum		$25 per unscheduled transfer
Current		None
Illustration Fee	upon each illustration after the first illustration in a Policy Year
Maximum		$25.00
Current		None

Optional Insurance Benefits
Terminal Illness Death Benefit Advance Rider (processing fee)	at the time of death benefit advance
Maximum		$150 administrative fee
Current		None
Chronic Illness Death Benefit Advance Rider (processing fee)	at the time of death benefit advance
Maximum		$150 administrative fee
Current		$150 administrative fee
Life Paid-Up Rider	on the date rider benefit begins
Maximum (if Policy is issued with the guideline premium/ cash value corridor test)(3)		7.50% of Policy Value
Maximum (if Policy is issued with the cash value accumulation test)(3)		13.50% of Policy Value
Current (if Policy is issued with the guideline premium/ cash value corridor test)(3)		5.50% of Policy Value
Current (if the Policy is issued with the cash value accumulation test)(3)		9.50% of Policy Value
Surrender Value Enhancement Rider	upon receipt of premium
Maximum		2.00% of premium paid in excess of Target Premium
Current	Year 1	1.00% of premium paid in excess of Target Premium
	Years 2-7	2.00% of premium paid in excess of Target Premium

This table describes the fees and expenses that You will pay periodically during the time that You own the Policy, not including Underlying Mutual Fund fees and expenses.

Periodic Charges Other Than Underlying Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance	monthly
Maximum		$83.33 per $1,000 of Net Amount at Risk
Minimum		$0.01 per $1,000 of Net Amount at Risk
Current Charge for Representative Insured(1)		$0.05 per $1,000 of Net Amount at Risk
Asset Based Charge	monthly
Maximum		0.15% of Division Value (annualized charge)
Current		0.00% of Division Value (annualized charge)
Monthly Administration Charge	monthly
Maximum		$25.00 per month
Current		$25.00 per month, decreasing to $10.00 per month after the first Policy Year.
Monthly Policy Issue Charge	monthly
Maximum		$1.01 per $1,000 of Face Amount
Minimum		$0.04 per $1,000 of Face Amount
Current Charge for Representative Insured(1)		$0.16 per $1,000 of Face Amount
Net Policy Loan Charge(4)	annually (accrued daily)
Maximum		1.50% of Loan Indebtedness per year(5)
Current		1.50% of Loan Indebtedness per year(5)
Optional Insurance Benefits (Rates shown assume Insured’s risk class is standard or better).
Terminal Illness Death Benefit Advance Rider (annual interest charge)	annually, if You have a death benefit advance (accrued daily)
Maximum		5.50% of death proceeds advanced per year
Current		5.50% of death proceeds advanced per year(5)
Salary Increase Rider	monthly
Maximum		$0.13 per $1,000 of rider benefit in excess of $30,000
Current		$0.13 per $1,000 of rider benefit in excess of $30,000
Waiver of Monthly Policy Charges Rider	monthly
Maximum		$0.51 per $1,000 of Net Amount at Risk
Minimum		$0.01 per $1,000 of Net Amount at Risk
Current Charge for Representative Insured(1)		$0.02 per $1,000 of Net Amount at Risk
Waiver of Specified Premium Rider	monthly
Maximum		$0.94 per $100 of Planned Periodic Premium
Minimum		$0.15 per $100 of Planned Periodic Premium
Current Charge for Representative Insured(1)		$0.40 per $100 of Planned Periodic Premium

(1)
Current charges reflect the charges in effect as of the date of this prospectus for a Representative Insured, which is a 40-year-old male with a risk classification of preferred non-tobacco in Policy Year one. This charge varies based on individual characteristics. As a result, the charge shown in the table may not be representative of the charge that You will pay. To obtain more information about the charge that would apply to You, contact Your registered representative or call 1-800-247-9988 and request personalized illustrations.

(2)
In addition to the fees shown, restrictions may be imposed by federal regulators, state regulators and/ or sponsors of the Underlying Mutual Funds. For more information regarding transfers, see GENERAL DESCRIPTION OF THE POLICY - Policy Limitations.

(3)	For more information regarding the guideline premium/cash value corridor test and the cash value accumulation test, see DEATH BENEFITS AND POLICY VALUES - IRS Definition of Life Insurance.

(4)	The difference between the interest charged on the Loan Indebtedness and the interest credited to the Loan Account.

(5)	This charge decreases after Policy Year ten.

Minimum and Maximum Total Operating Expenses
The following table shows the minimum and maximum total operating expenses charged by any of the Underlying Mutual Funds that You may pay periodically during the time that You own the Policy. More detail concerning the fees and expenses of each Underlying Mutual Fund is contained in its prospectus.

Annual Underlying Mutual Fund Operating Expenses as of December 31, 2018	Minimum	Maximum
Total annual Underlying Mutual Fund operating expenses (expenses that are deducted from Underlying Mutual Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.25%	1.50%
Some of the Underlying Mutual Funds are “funds of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. Operating expenses shown for a fund of funds include the fees and expenses that such fund incurs indirectly as a result of investing in other funds. More detail about the risks of investing in a fund of funds is available in such fund’s prospectus.

GLOSSARY

Account Value – Your Policy Value excluding any values your Policy has in the Loan Account.
Adjustment – change to Your Policy resulting from an increase or decrease in Face Amount or a change in: tobacco status; death benefit option; risk classification or riders.
Adjustment Date – the Monthly Date on or next following the Company’s approval of a requested Adjustment.
Attained Age – is the Insured’s age on the birthday nearest to the Policy Date, plus the number of complete Policy Years that have elapsed since the Policy Date.
Business Day – any date that the New York Stock Exchange (“NYSE”) is open for trading and trading is not restricted.
Death Benefit Guarantee Premium Requirement – The amount of premium required to be paid in order to maintain the protections of the death benefit guarantee rider.
Data Pages - the pages of the policy which contain information specific to You, to the Insured and the policy. Current or revised Data Pages may be sent to You from time to time which reflect the current status of Your policy.
Division – a part of the Separate Account which invests in shares of a corresponding mutual fund. The value of an investment in a Division is variable and is not guaranteed. The "Money Market Division" refers to the Fidelity VIP Government Money Market Division.
Dollar Cost Averaging – a program in which premiums are systematically transferred from one account or Division, typically the Fixed Account or money market Division, into other Division(s).
DCA (Dollar Cost Averaging) Duration – the length of time over which the entire Fixed DCA Account value is transferred to the Fixed Account and/or Divisions.
Effective Date – the date on which all requirements, including initial premium, for issuance of a Policy have been satisfied.
Face Amount – the amount used to determine the death benefit.
Fixed Account – the portion of the Policy Value that is held in Our General Account.
Fixed DCA Account – a Fixed Account to which Net Premiums may be allocated and from which a portion of the Policy Value is transferred on a monthly basis over the DCA Duration.
Gender - the Gender of the Insured as shown on the Data Pages. If the policy is issued with a Unisex Gender, all rates, benefits and values that contain differences based on Gender, use a blend of male rates and female rates consistent with the percentage male/female blend shown for the mortality table referenced on the Data Pages.
General Account – assets of the Company other than those allocated to any of Our Separate Accounts.
Home Office - the address shown on Your policy cover page or such other address We provide.
Initial Face Amount – is the original Face Amount that was in effect on the Policy Date.
Insured – the person named as the “insured” on the Data Pages. The Insured may or may not be the Owner.
Loan Account – That portion of the Policy Value held in the General Account that reflects the Loan Indebtedness.
Loan Indebtedness – the amount of any outstanding policy loan(s) and unpaid loan interest.
Maximum Premium Expense Charge – the maximum charge deducted from premium payments to cover a sales charge and taxes (federal, state and local).
Monthly Date – the day of the month which is the same day as the Policy Date.

Example:	If the Policy Date is September 5, 2020, the first Monthly Date is October 5, 2020.
Monthly Policy Charge – the amount subtracted from the Policy Value on each Monthly Date as described under CHARGES AND DEDUCTIONS - Monthly Policy Charge.

Net Amount at Risk – the result of:

•	the death benefit (as described in the Policy) at the beginning of the policy month, divided by the Death Benefit Discount Rate shown on the Data Pages; minus

•	the Policy Value at the beginning of the policy month calculated as if the Monthly Policy charge was zero.
Net Policy Value – the Policy Value minus any Loan Indebtedness.
Net Premium – the gross premium paid less the deductions for the Premium Expense Charge. It is the amount of premium allocated to the Divisions, Fixed Account and/or Fixed DCA Account.
Net Surrender Value – Surrender Value minus any Loan Indebtedness.
No-Lapse Guarantee Monthly Premium – a premium which is required to be paid in order to guarantee the Policy will not terminate in the first ten years.
Notice – any communication that is acceptable to us in form and substance that is received in Our Home Office. In states where permitted, We will require You to use the form(s) We provide for certain Notices along with required supporting documentation, including, for example, for a policy surrender, a change of beneficiary, or a request to adjust Your policy.
Owner – the person, including joint Owner, who owns all the rights and privileges of this Policy.
Planned Periodic Premium – the premium in the amount and frequency You plan to pay.
Policy Date – the date from which Monthly Dates, Policy Years and policy anniversaries are determined; the Policy Date may not be in the future and will never be the 29th, 30th, or 31st of any month.
Policy Maturity Date – the date to which the policy will stay in force, unless the death of the Insured occurs prior to that date, so long as all requirements outlined in the policy are satisfied. The Policy Maturity Date is shown on the Data Pages. The Policy Maturity Date may be extended as described in the Maturity Date Extension provision.
Policy Value – the sum of the values in the Divisions, the Fixed Account, the Fixed DCA Account, and the Loan Account.
Policy Year – the one-year period beginning on the Policy Date and ending one day before the policy anniversary and each subsequent one year period beginning on a policy anniversary.

Example:	If the Policy Date is November 21, 2020, the first Policy Year ends on November 20, 2021. The first policy anniversary falls on November 21, 2021.
Premium Expense Charge – the charge deducted from premium payments to cover a sales charge and state, local and federal tax payments.
Prorated Basis – is the proportion that the value of a particular Division, the Fixed Account or the Fixed DCA Account bears to the total value of all Divisions, the Fixed Account and the Fixed DCA Account.
Separate Account – the Principal National Life Insurance Company Variable Life Separate Account, an account established by Us which has Divisions to which Net Premiums may be allocated under the Policy.
Surrender Value – Policy Value minus any surrender charge.
Target Premium – a premium amount which is used to determine the Premium Expense Charge under a Policy. The Target Premium is not required to be paid and can be calculated by using the rates in Appendix C.
Underlying Mutual Fund – a registered open-end investment company, or a separate investment account or portfolio thereof, in which a Division invests.
Unit – the accounting measure used to calculate the value of each Division.
Valuation Period – the period begins at the close of normal trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. E.T. on each Business Day, and ends at the close of normal trading of the NYSE on the next Business Day.
We, Us, Our – Principal National Life Insurance Company. We are also referred to throughout this prospectus as the Company.

Written Request – actual delivery to the Company at Our Home Office of a written Notice or request, signed and dated, on a form We supply or approve. Your Notices may be mailed to Us at:
Principal National Life Insurance Company
P.O. Box 10431
Des Moines, Iowa 50306-0431
Phone: 1-800-247-9988
Fax: 1-866-885-0390
You, Your – the Owner of the Policy.

CORPORATE ORGANIZATION AND OPERATION

The Company
The Company is a stock life insurance company. It is located at: 711 High Street, Des Moines, Iowa 50392. It is authorized to transact life insurance business in the District of Columbia and in every state, except New York. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn is a wholly owned subsidiary of Principal Financial Group, Inc.
The Company believes that, consistent with well established industry and SEC practice, the periodic reporting requirements of the Securities and Exchange Act of 1934 do not apply to it as the depositor of one or more variable insurance product separate accounts. If such requirements are deemed to apply to it as such a depositor, the Company intends to rely on the exemption from such requirements provided by Rule 12h-7 under that Act.
General Account
Our general obligations and any guaranteed benefits under the Policy are supported by Our General Account and are subject to the Company’s claims-paying ability. A Policy Owner should look to the financial strength of the Company for its claims-paying ability. Assets in the General Account are not segregated for the exclusive benefit of any particular Policy or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, You may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the funds.
Principal National Life Insurance Company Variable Life Separate Account
The Company’s board of directors established the Separate Account under Iowa law on November 28, 2007. It is registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.
The income, gains, and losses, whether or not realized, credited to or charged against the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of the Company’s other assets. Assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the policies funded by the Separate Account. The Company is obligated to pay all amounts promised to Owners under the Policy.
The Company does not guarantee the investment results of the Separate Account.
The Funds
The assets of each Division of the Separate Account invest in a corresponding Underlying Mutual Fund. The Company purchases and sells fund shares for the Separate Account at their net asset value. The assets of each Division are separate from the others. A Division’s performance has no effect on the investment performance of any other Division.
The Underlying Mutual Funds are NOT available to the general public directly. They are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the funds may be similar to, and may in fact be modeled after publicly traded mutual funds, You should understand that the funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of any Underlying Mutual Fund may differ substantially from the investment performance of a publicly traded mutual fund.
The funds are mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available without charge from a registered representative or by contacting Us at 1-800-247-9988. A fund's summary prospectus also includes information on how to obtain such fund's full statutory prospectus.
The TABLE OF SEPARATE ACCOUNT DIVISIONS contains a brief summary of the investment objectives of, and advisor and sub-advisor(s), if applicable, for each Division.

There is no assurance that the value of Your Policy will equal the total of Your premium payments. Even if a Division’s performance has positive yields, Your Policy Value may still be less than the total of Your premium payments after deducting for applicable Policy and rider charges.
Deletion or Substitution of Investments
We reserve the right to make certain changes if, in Our judgment, they best serve Your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, We will obtain Your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes We may make include:

•	transfer assets in any Division to another Division or to the Fixed Account;

•	add, combine or eliminate Divisions; or

•	substitute the shares of a Division for shares in another Division:

•	if shares of a Division are no longer available for investment; or

•	if in Our judgment, investment in a Division becomes inappropriate considering the purposes of the Division.
If We eliminate or combine existing Divisions or transfer assets from one Division to another, You may change allocation percentages and transfer any value in an affected Division to another Division(s) and/or the Fixed Account without charge. You may exercise this transfer privilege until the later of 60 days after (a) the effective date of the change, or (b) the date You receive notice of the options available. You may only exercise this right if You have an interest in the affected Division(s).
Voting Rights
We vote shares of the Underlying Mutual Funds owned by the Separate Account according to the instructions of Policy Owners.
We will notify You of shareholder meetings of the mutual funds underlying the Divisions in which You hold Units. We will send You proxy materials and instructions for You to provide voting instructions to Us. We will arrange for the handling and tallying of proxies received from You and other Policy Owners. If You give no voting instructions, We will vote those shares in the same proportion as shares for which We received instructions.
We determine the number of fund shares that You may instruct Us to vote by allocating one vote for each $100 of Policy Value in the Division. Fractional votes are allocated for amounts less than $100. We determine the number of underlying fund shares You may instruct Us to vote as of the record date established by the mutual fund for its shareholder meeting. In the event that applicable law changes or We are required by regulators to disregard voting instructions, We may decide to vote the shares of the Underlying Mutual Funds in Our own right.

NOTE:	Because there is no required minimum number of votes, a small number of votes can have a disproportionate effect.
The Fixed Account and Fixed DCA Account
The Fixed Account and the Fixed DCA Account are part of Our General Account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account, the Fixed DCA Account and any interest in them are not subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Accounts. However, disclosures relating to them are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the Fixed Accounts from Us or from a registered representative.
Our obligations with respect to the Fixed Accounts are supported by Our General Account. Subject to applicable law, We have sole discretion over the investment of assets in the General Account.
We guarantee that Net Premiums allocated to the Fixed Accounts accrue interest daily at an effective annual rate of 2% compounded annually. We may, in Our sole discretion, credit interest at a higher rate. We may defer payment of proceeds payable out of the Fixed Accounts for a period of up to six months.

The Fixed Account
The value of Your Fixed Account on any Business Day is:

•	Net Premiums allocated to the Fixed Account

•	plus transfers from the Division(s) and/or Fixed DCA Account

•	plus interest credited to the Fixed Account

•	minus surrenders, surrender charges, and Monthly Policy Charges

•	minus transfers to the Loan Account

•	minus transfers to the Division(s).
The Fixed Dollar Cost Averaging (DCA) Account
You may elect to have Net Premiums allocated to a Fixed DCA Account. The Fixed DCA Account must be selected at the time of application and requires an initial minimum Net Premium of $1,000. You may select either a 6-month or a 12-month DCA Duration. The DCA Duration cannot be renewed or extended. During the DCA Duration, subsequent Net Premiums may be allocated to the Fixed DCA Account.
On the first Monthly Date after the 20th day following the Effective Date, and on each Monthly Date thereafter through the DCA Duration, a portion of the value in the Fixed DCA Account is transferred. If the Monthly Date is not a Business Day, the transfer occurs on the next Business Day. The transfers are allocated to the Divisions and/or to the Fixed Account according to Your Fixed DCA allocation instructions. The transfers do not count against any limitations on the number of free transfers.
On each Monthly Date, the amount of the transfer is (a) divided by (b) where
(a)    is the value of Your Fixed DCA Account (which includes Net Premiums and interest credited).
(b)    is the number of months remaining in the DCA Duration.
For example, if Your Fixed DCA Account has a value of $4,000 and four months remain in the DCA Duration, the transfer amount would be $1,000 ($4,000 / 4).
The credited interest rate on the Fixed DCA Account is generally higher than the rate on the Fixed Account. Net Premiums are credited at the interest rate in effect on the date the Net Premium is allocated to the Fixed DCA Account. The 6-month DCA Duration and the 12-month DCA Duration generally have different credited interest rates.
You may make unscheduled transfers from the Fixed DCA Account to Divisions and/or the Fixed Account. Transfers into the Fixed DCA Account are not permitted.
After the DCA Duration, Net Premiums may not be allocated to the Fixed DCA Account. If at the end of the DCA Duration Your premium allocation percentages include allocating a portion of Net Premiums to the Fixed DCA Account, that portion will be allocated to the money market Division until You give Us instructions otherwise.
CHARGES AND DEDUCTIONS

We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received; some charges are deducted on a monthly basis; and some charges are deducted at the time a Policy is surrendered or terminated. These charges are intended to cover distribution expenses (commissions paid to registered representatives, printing of prospectuses and advertising); administrative expenses (processing applications, conducting medical examinations, determining insurability, establishing and maintaining records, processing death benefit claims and policy changes, reporting and overhead); and mortality expenses.
The amount of the charges in any Policy Year may not specifically correspond to the expenses for that year. We expect to recover Our total expenses over the life of the Policies. To the extent that the charges do not cover total expenses for a Policy Year, We bear the loss. Conversely, if the aggregate amount of the charges deducted is more than Our costs for a Policy Year, the excess is profit to the Company.
Premium Expense Charge (Sales Charge and Taxes)
When We receive Your premium payment, We deduct a Premium Expense Charge. The sales charge is intended to pay Us for distribution and other expenses relating to sales of the Policy, including initial commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Deductions from premiums for the Premium Expense Charge equal:

•
In Policy Year one, the current sales charge is 4.00% of premiums paid. In Policy Years two and later, the sales charge is 2.00% of premiums paid. The total sales charge is guaranteed not to exceed 5.00% of premiums paid.

•	plus 1.25% (of premiums paid) for federal taxes.

•	plus 2.00% (of premiums paid) for state and local taxes.(1)

(1)
The actual premium taxes We pay vary from state to state. The expense charge is based on the average tax rate We expect to pay nationwide, the premiums We receive from all states and other expense assumptions. Therefore, Policy Owners could end up paying a higher Premium Expense Charge than their state requires. We bear the risk that actual tax rates will be higher than the maximum charge reflected in the SUMMARY: FEE TABLES section.

The Target Premium is based on the Gender, if applicable, and age of the Insured (see APPENDIX C- TARGET PREMIUM RATES). The Target Premium is a calculated premium amount used to determine the Premium Expense Charge. The Target Premium is not a required premium.
Surrender Charge
A surrender charge is imposed upon full surrender of the Policy within ten years of the Policy Date or of a Face Amount increase. In addition, if You reinstate Your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge compensates Us for expenses relating to the sale of the Policy.
Surrender charges vary based on Gender, age at issue or Adjustment, and number of Policy Years since issue or Adjustment. The charge applies only during the first ten Policy Years unless there is a Face Amount increase. A Face Amount increase has its own surrender charge period that begins on the Adjustment Date. The total surrender charge on the Policy is the sum of the surrender charges for the Face Amount at issue and each Face Amount increase. The surrender charge is not affected by any decrease in Face Amount or any change in Face Amount resulting from a change of death benefit options.
The surrender charge on an early surrender or Policy termination is significant. As a result, You should purchase a Policy only if You have the financial capacity to keep it in force for a substantial period of time.
The surrender charge is (a) multiplied by (b) multiplied by (c) where:

(a)	is the applicable rate from APPENDIX A.

(b)	is the Face Amount divided by 1,000.

(c)	is the applicable percentage from APPENDIX B.
Transfer Fee
Currently there is no charge for making an unscheduled Division transfer. However, We reserve the right to impose a transfer fee in the future of up to $25 on each unscheduled Division transfer after the first unscheduled Division transfer in a Policy Year. A transfer fee is intended to reimburse Us for Our additional Separate Account operation expenses related to multiple unscheduled Division transfers. Policy Owners will not be provided prior notice if We begin imposing the transfer fee; however, if imposed, the transfer fee will apply to all Policy Owners in a non-discriminatory fashion.
For purposes of applying the transfer fee for unscheduled Division transfers, We will count all unscheduled Division transfers that occur in any one Valuation Period as one transfer. However, allocations of premium payments will not be counted as unscheduled Division transfers.
Illustration Fee
Currently there is no charge for requesting illustrations. However, We reserve the right to impose an illustration fee in the future of up to $25 on each illustration after the first illustration in a Policy Year. An illustration fee is intended to reimburse Us for the additional administrative effort of creating and providing projection numbers.
Monthly Policy Charge
The Monthly Policy Charge is made up of:

•	a charge for the cost of insurance;

•	an asset based charge (applied against the Divisions);

•	a monthly administration charge;

•	a Monthly Policy Issue Charge;

•	any charge for an optional insurance benefit added by rider(s); and

•	any additional charges shown on the Data Pages.

On the Policy Date and each Monthly Date thereafter, We deduct the charge from Your Policy Value in the Divisions, Fixed Account and/or Fixed DCA Account (but not Your Loan Account). The deduction is made using Your current Monthly Policy Charge allocation percentages.
Your allocation percentages may be:

•	the same as allocation percentages for premium payments;

•	determined on a Prorated Basis; or

•	determined by any other allocation method upon which We agree.
If You do not designate Monthly Policy Charge allocation percentages, the charge will be allocated the same as the allocation percentages for premium payments. For each Division, the Fixed Account and/or Fixed DCA Account, the allocation percentage must be zero or a whole number. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective once approved by us, as of the next Monthly Date. If We cannot follow Your instructions because of insufficient value in any Fixed Account, Fixed DCA Account and/or the Division, the Monthly Policy Charge is deducted on a Prorated Basis.
Cost of Insurance Charge
This charge compensates Us for providing insurance protection under the Policy. We base this charge on several factors including, but not limited to, (i) the Insured’s Gender, issue age, tobacco status, and risk classification, and (ii) Our expectations of future investment earnings, expenses, state and federal taxes, mortality and persistency experience, market conditions, and revenue for profit. The monthly cost of insurance rate ranges from a minimum of $0.01 per $1,000 Net Amount at Risk to a maximum of $83.33 per $1,000 Net Amount at Risk.
The monthly cost of insurance charge is (a) multiplied by (b) where:

(a)	is the cost of insurance rate (described below) divided by 1,000.

(b)	is the Net Amount at Risk.
Different cost of insurance rates may apply to Face Amount increases. The cost of insurance for the increase is based on the Insured’s Gender, issue age, duration since issue, tobacco status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the Insured’s Gender, Attained Age and risk classification at the time of the increase.
Entities and other persons buying Policies under a sponsored arrangement may apply for special underwriting. If special underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Special underwriting programs currently available include simplified issue underwriting and guaranteed issue underwriting. The cost of insurance rates for healthy individuals may be greater under special underwriting programs than for Policies subjected to full underwriting. Healthy individuals in a group will likely pay higher cost of insurance charges because they bear a portion of the cost of insuring the less healthy individuals in the group.
The Net Amount at Risk is the difference between the death benefit and Policy Value (see GLOSSARY for exact formula). The lower the Policy Value, the higher the Net Amount at Risk thus higher cost of insurance charges. The Net Amount at Risk is affected by investment performance, policy loans, payment of premiums, fees and charges under the Policy, death benefit option chosen, partial surrenders and Face Amount Adjustments.
Asset Based Charge
The asset based charge reimburses Us for expenses associated with the maintenance, accounting and recordkeeping of the Divisions of the Separate Account. We currently do not collect an asset based charge. However, we reserve the right to impose an asset based charge but guarantee that the maximum rate will not exceed 0.15% of the value of the Divisions annually.
Monthly Administration Charge
This charge reimburses Us for the costs of maintaining the Policy, including premium billing and collection, Policy Value calculation, processing claims and other similar matters. The current monthly administrative charge is $25.00 per month during the first Policy Year. After the first Policy Year, the administrative charge is $10.00 per month. In all Policy Years, the monthly administration charge is guaranteed not to exceed $25.00 per month.

Monthly Policy Issue Charge
This charge reimburses Us for the expenses associated with policy issue, including underwriting and setting up policy records. The Monthly Policy Issue Charge applies per $1,000 of Face Amount and varies by Gender (if applicable), age at issue and Adjustment, duration since issue and Adjustment, tobacco status, and risk classification. The Monthly Policy Issue Charge ranges from a minimum of $0.04 to a maximum of $1.01 per $1,000 Face Amount and applies in all years, but may decrease beginning in Policy Year 11.
Any Face Amount increase will have its own Monthly Policy Issue Charge (within the minimum and maximum described).
Net Policy Loan Charge
The net policy loan charge represents the difference between the interest charged on the Loan Indebtedness and the interest credited to the Loan Account. The current net policy loan charge is 1.50% of Loan Indebtedness in Policy Years 1-10 and 0.00% of Loan Indebtedness thereafter. See LOANS for more detail.
Optional Insurance Benefits Charges
Charges for Optional Insurance Benefits are shown in SUMMARY: FEE TABLES and described in detail under GENERAL DESCRIPTION OF THE POLICY - Optional Insurance Benefits.
Underlying Mutual Fund Charges
The assets of each Division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for a mutual fund are shown in the prospectus for the Underlying Mutual Fund.
GENERAL DESCRIPTION OF THE POLICY

The Contract
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, Data Pages, copies of any supplemental applications, amendments, and endorsements which are mailed to You. No statement, unless made in an application, is used to void a Policy (or void an Adjustment in the case of an Adjustment application). Only Our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.
The Policy is an individual flexible premium variable universal life insurance policy. This prospectus describes all material provisions of the Policy. Your Policy’s provisions may differ from the description in this prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in the state in which the Policy was issued. The specific variations from the information appearing in this prospectus which are required due to individual state requirements are contained in Your Policy, or in riders or endorsements attached to Your Policy. You should refer to Your Policy for these state specific features.
Rights Under The Policy
Ownership
Unless changed, the Owner(s) is as named in the application. The Owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).
All rights and privileges of ownership of a Policy end if:

•	the death proceeds are paid;

•	the maturity proceeds are paid;

•	the Policy is surrendered; or

•	the grace period ends without Our receiving the payment required to keep the Policy in force.
If an Owner dies before the Policy terminates, the surviving Owner(s), if any, succeeds to that person’s ownership interest, unless otherwise specified. If all Owners die before the Policy terminates, the Policy’s ownership interest passes to the Insured. With Our consent, You may specify a different arrangement for contingent ownership.
You may change Your ownership designation. Your request must be in writing and approved by Us. After approval, the change is effective as of the date You signed the request for change. We reserve the right to require that You send Us the Policy so that We can record the change.

Beneficiary
If the Insured dies before the Policy Maturity Date, We pay death proceeds to Your named beneficiary(ies). You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending Us a Written Request. Unless You have named an irrevocable beneficiary, You may change Your beneficiary designation by sending Us a Written Request. After approval, the change is effective as of the date You signed the request for change. We reserve the right to require that You send Us the Policy so that We can record the change.
If no beneficiary(ies) survives the Insured, the death proceeds will be paid to the surviving owner(s) in equal percentages or, if applicable, to the last surviving owner’s estate unless otherwise specified.
Assignment
You may assign Your Policy. Each assignment is subject to any payments made or action taken by the Company prior to Our notification of the assignment. We assume no responsibility for the validity of any assignment.
An assignment must be made in writing and filed with Us at Our Home Office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with Us.
Policy Limitations
Division Transfers
After the initial allocation of premiums, You may transfer amounts between the Divisions and/or the Fixed Accounts. You must specify the dollar amount or whole percentage to transfer from each Division. The transfer is made, and the values determined as of the end of the Valuation Period in which We receive Your request. In states where allowed, We reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the Owner.
You may request an unscheduled transfer or set up scheduled transfers by:

•	sending a Written Request to Us;

•	calling Us at 1-800-247-9988 (if telephone privileges apply);

•	faxing Us at 1-866-885-0390; or

•	visiting www.principal.com (if internet privileges apply).
You may not make a transfer to the Fixed Account if: a transfer has been made from the Fixed Account to a Division within six months; or immediately after the transfer, the Fixed Account value would be more than $1,000,000 (without Our prior approval).
Division Transfers-Unscheduled Transfers
You may make unscheduled transfers from a Division to another Division or to the Fixed Account. The minimum transfer amount is the lesser of $100 or the value of Your Division.
We reserve the right to impose a transfer fee on each unscheduled transfer after the first unscheduled transfer in a Policy Year. For purposes of applying the transfer fee for unscheduled Division transfers, We will count all unscheduled Division transfers that occur in any one Valuation Period as one transfer. However, allocations of premium payments will not be counted as unscheduled Division transfers.
Division Transfers-Scheduled Transfers
You may elect to have automatic transfers made out of one Division into one or more of the other Divisions and/or the Fixed Account. You choose the investment options, the dollar amount and timing of the transfers. There is no transfer fee on scheduled transfers. There is no charge for participation in the scheduled transfer program.
Automatic transfers are designed to reduce the risks that result from market fluctuations. They do this by spreading out the allocation of Your money to investment options over a longer period of time. This allows You to reduce the risk of investing most of Your money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.

Example:

Month	Amount Invested	Share Price	Shares Purchased
January	$100	$25.00	4
February	$100	$20.00	5
March	$100	$20.00	5
April	$100	$10.00	10
May	$100	$15.00	6
June	$100	$20.00	5
Total	$600	$110.00	35
In the example above, the average share price is $18.33 (total of share prices ($110.00) divided by number of purchases (6)) and the average share cost is $17.14 (amount invested ($600.00) divided by number of shares purchased (35)).
Automatic transfers are made on a periodic basis.
The amount of the transfer is:

•	the dollar amount You select (the minimum is the lesser of $100 or the value of the Division); or

•	a percentage of the Division value as of the date You specify (other than the 29th, 30th or 31st).
You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly). If the selected date is not a Business Day, the transfer is completed on the next Business Day. The value of the Division must be equal to or more than $2,500 when Your scheduled transfers begin. Transfers continue until Your interest in the Division has a zero balance or We receive Notice to stop them. We reserve the right to limit the number of Divisions from which simultaneous transfers are made. In no event will it be less than two.
Fixed Account Transfers
Transfers from Your investment in the Fixed Account to Your Division(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled Fixed Account transfer. You may not make both a scheduled and an unscheduled Fixed Account transfer in the same Policy Year.
Fixed Account Transfers-Unscheduled Transfers
You may make one unscheduled Fixed Account to Division(s) transfer within the 30-day period following the Policy Date and following each policy anniversary. You must specify the dollar amount or percentage to be transferred (not to exceed 25% of the Fixed Account value as of the most recent policy anniversary). The minimum transfer amount must be at least $100 (or the entire value of Your Fixed Account if less). If Your Fixed Account value is less than $1,000, You may transfer up to 100% of Your Fixed Account. There is no charge for the transfer(s).
Fixed Account Transfers-Scheduled Transfers
You may make scheduled transfers on a monthly basis from the Fixed Account to Your Division(s) without an additional charge. The value of Your Fixed Account must be equal to or more than $2,500 when Your scheduled transfers begin. We reserve the right to change this amount but it will never be more than $10,000.
The amount of the transfer is:

•	the dollar amount You select (minimum of $50); or

•	a percentage of the Fixed Account value (the maximum amount of the transfer is 2% of the Fixed Account value as of the specified date) as of the date You specify which may be:

•	the later of the Policy Date or most recent policy anniversary date; or

•	the date the Company receives Your request.
Transfers occur on a date You specify (other than the 29th, 30th or 31st of any month). If the specified date is not a Business Day, the transfer is completed on the next Business Day. Scheduled transfers continue until Your value in the Fixed Account has a zero balance or We receive Your Notice to stop them. If You stop the transfers, You may not start them again until six months after the last scheduled transfer.
You may change the amount of the transfer once each Policy Year by:

•	sending Us a Written Request;

•	calling Us at 1-800-247-9988 (if telephone privileges apply); or

•	visiting www.principal.com (if internet privileges apply).

As transfers are made on a monthly basis, a change in the amount of transfer is effective with the scheduled transfer after Our receipt of Notice of the change.
Automatic Portfolio Rebalancing (APR)
APR allows You to maintain a specific percentage of Your Policy Value in the Divisions over time.

Example:
You may choose to rebalance so that 50% of Your Policy Values are in the money market Division and 50% in the SmallCap Value I Division. At the end of the specified period, market changes may have caused 60% of Your value to be in the money market Division and 40% in the SmallCap Value I Division. By rebalancing, Units from the money market Division are sold and the proceeds are used to purchase Units in the SmallCap Value I Division so that 50% of the Policy Values are once again invested in each Division.

You may elect APR at the time of application or after the Policy has been issued. There is no charge for participation in the APR program. APR transfers do not begin until the later of expiration of the examination offer period or the DCA Duration, if applicable. APR transfers are done without charge and may be done on the frequency You specify: quarterly (on a calendar year or Policy Year basis); or semiannual or annual (on a Policy Year basis). APR Transfers are made at the end of the next Valuation Period after We receive Your instruction. APR transfers are not available for values in the Fixed Account or if You have scheduled transfers from the same Divisions.
You may request APR transfers by:

•	calling Us at 1-800-247-9988 (if telephone privileges apply);

•	mailing Us Your Written Request;

•	faxing Us at 1-866-885-0390; or

•	visiting www.principal.com (if internet privileges apply).
Optional Insurance Benefits
Subject to certain conditions, You may add one or more additional insurance benefits to Your Policy. Detailed information concerning additional insurance benefits may be obtained from a registered representative or Us. Not all optional insurance benefits are available in all states. Some provisions may vary from state to state. The cost, if any, of an additional insurance benefit is deducted from Your Policy Value. See SUMMARY: FEE TABLES for current and maximum charges.
Change of Insured Rider
This rider is available on business owned Policies only and allows the business to change the Insured when an employee leaves employment or ownership of the business changes. This rider may be added at any time prior to the proposed Insured’s Attained Age 69. Until the effective date of the change of Insured, coverage remains in effect on the life of the prior Insured. We must receive satisfactory evidence of insurability (according to Our underwriting guidelines then in effect) for the newly named Insured. Monthly Policy Charges will be based on the newly named Insured's attained age and risk class. The death proceeds are paid when the newly named Insured dies.
There is no charge for this rider.
Chronic Illness Death Benefit Advance Rider
This rider, if issued according to underwriting guidelines and state availability, allows You to receive an advance of a portion of the death benefit if the Insured is chronically ill (as defined in the rider) The minimum and maximum amounts available, and any terms, conditions, and limitations, are indicated on your Data Pages and the rider form for your specific state. Receipt of a death benefit advance may be taxable. Before You make a claim for a chronic illness death benefit advance, You should seek assistance from Your personal tax advisor.
There is no charge for this rider; however, if death proceeds are advanced pursuant to the rider, the advance is reduced each year due to early receipt of death proceeds during an applicable chronic illness. There is an administrative fee of up to $150 for each death benefit advance.
Cost of Living Increase Rider
This rider provides increases in the Face Amount every three years, to the Insured’s age 55, without requiring evidence of insurability. This rider is added automatically to all Policies with a risk classification of standard or better where the Insured’s issue age is 52 or under, unless You elect the Salary Increase Rider.
There is no charge for this rider; however, when there is a cost of living increase to the policy Face Amount, the Monthly Policy Charge and surrender charge also will be increased proportionally.

Death Benefit Guarantee Rider
This rider provides that Your Policy will not lapse before the Insured attains age 65 if premiums paid equal or exceed the Death Benefit Guarantee Premium Requirement. This rider is automatically made a part of the Policy at issue as long as the premium (planned or paid) is equal to or greater than the annual Death Benefit Guarantee Premium Requirement. An illustration (available at no charge from Your registered representative or Us) will provide the Death Benefit Guarantee Premium Requirement applicable to Your Policy. The Death Benefit Guarantee Premium Requirement is described in PREMIUMS - Premiums Affecting Guarantee Provisions.
If on any Monthly Date, the Death Benefit Guarantee Premium Requirement is not met, We send You a notice stating the premium required to keep the rider in effect. If the premium required to maintain the rider is not received in Our Home Office before the expiration of the 61 days (which begins when the notice is mailed), the death benefit guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated (except in states where reinstatement is required).
The rider may not be added after the Policy has been issued. There is no charge to purchase this rider; however, sufficient premiums are required to be paid in order for the rider benefits to apply.
Life Paid-Up Rider (Overloan Protection)
Under certain circumstances, this rider can guarantee the Policy will not lapse when there is large Loan Indebtedness by converting the Policy to paid-up life insurance. The rider benefit will begin on any Monthly Date the following conditions are satisfied:

•	the Loan Indebtedness is at least the following percentages of the Surrender Value:

◦	92% current (92% guaranteed) for the guideline premium test; or

◦	90% current (86% guaranteed) for the cash value accumulation test.

•	there is sufficient Net Surrender Value to cover the one-time rider charge;

•	the Insured’s Attained Age is 75 years or older;

•	the Policy has been in force for at least 15 Policy Years; and

•	premiums paid have been surrendered.
The amount of Loan Indebtedness is stated in the annual policy statement You receive each Policy Year.
Once the rider benefit begins:

•	All values in the Divisions are immediately transferred to the Fixed Account where they will earn interest.

•	No further Monthly Policy Charges are deducted for the remaining paid-up death benefit.

•	No new premium payments, Face Amount Adjustments, partial surrenders or loans are allowed.

•	If death benefit option 2 or 3 is in effect, Your death benefit option will change to death benefit option 1 and You may no longer change the death benefit option.

•	Your Loan Indebtedness remains and interest will continue to accrue on the Loan Indebtedness. However, loan payments can be submitted.

•	All optional riders will automatically be terminated.
There is no charge for the rider unless the rider benefits commence. If the rider benefits commence, there is a one-time charge guaranteed not to exceed 7.5% of the Policy Value (for policies using the guideline premium/cash value corridor test) and 13.5% of the Policy Value (for policies using the cash value accumulation test) that is taken from the Policy Value. We will send You new Data Pages reflecting the change. You have the right to reject this change by giving Us Notice. The rider may be elected at any time prior to the Policy Maturity Date.
The Internal Revenue Service has not taken a position on the Life Paid-Up rider. You should consult Your tax advisor regarding this rider.
Salary Increase Rider
This rider is available on business owned or business sponsored Policies only, for Insureds with a risk classification of standard or better, and provides increases in the Face Amount, up to the rider benefit amount, based on salary adjustments without requiring evidence of insurability. The rider benefit amount is any amount You select subject to the then current underwriting guidelines. The charge for this rider is taken at a monthly rate of $0.13 per $1,000 of rider benefit in excess of $30,000. When exercised, the Monthly Policy Charge and surrender charge will be increased to cover the costs and charges for any increase in the Face Amount made under this rider. The rider may be elected at any time prior to issue and if elected, the Cost of Living Increase Rider is not available. If You elect this rider, We will not add the Cost of Living Increase Rider to Your Policy.

Surrender Value Enhancement Rider
This rider provides for a waiver of a portion of the surrender charges for a limited time. If You fully surrender Your Policy within the first seven Policy Years, We will reduce the amount of surrender charge We collect; provided, however, that the full policy surrender is not related to a replacement or exchange. In addition, We may provide an additional amount that is equivalent to a stated percentage of the sum of premiums received less partial surrenders since issue. The additional amount varies by age, Gender and risk class of the Insured. The rider is only available for Policies issued for business cases and approved premium finance cases. Premium financing involves the lending of money, typically by a third party finance entity, to cover the cost of an insurance premium. Policies with the rider must be sufficiently funded as defined in Our then current underwriting guidelines. The rider may not be added after the Policy has been issued. The use of this rider disqualifies the use of the Cost of Living Increase Rider and the Salary Increase Rider. Contact your registered representative to see if this rider is available for Your Policy.
The charge for this rider is an added sales charge (independent of the sales charge applicable to all Policies). The charge is guaranteed not to exceed 2.00% on premium paid in excess of Target Premium. The current charge for the Surrender Value Enhancement Rider is:

•	1.00% on premium paid in excess of Target Premium in Policy Year 1

•	2.00% on premium paid in excess of Target Premium in Policy Years 2-7
Terminal Illness Death Benefit Advance Rider
This rider allows You to request an advance of a portion of the death benefit if the Insured becomes terminally ill. Up to 75% of the Face Amount, minus any outstanding Loan Indebtedness and previously paid advance benefit, may be requested, up to a maximum of $1,000,000, provided that the Insured has been diagnosed as terminally ill and has a life expectancy of less than 12 months. (The definition of terminal illness may be different in some states.) A lien is placed against the Policy Value and death benefit in an amount equal to the death benefit advance plus interest charged during the advance period. Interest charged on the advance will not exceed 5.50% annually. Interest will accrue daily on the advance at the annual interest rate. Accrued interest is added to the death benefit advance on the policy anniversary and will bear interest. The death proceeds payable upon the death of the Insured will be reduced by the amount of the lien. In addition, We may, in the future, charge a one-time maximum administrative fee of $150. Receipt of a death benefit advance may be taxable. Before You make a claim for a death benefit advance, You should seek assistance from Your personal tax advisor.
Waiver of Monthly Policy Charges Rider
This rider pays the Monthly Policy Charges of the Policy if the Insured becomes disabled (as described in the rider) and loses his/her ability to earn an income. This rider is available only for Insureds with a risk classification of standard or better, and Our approval under Our then current underwriting guidelines is required to add this rider. The rider may be added at any time that the Insured’s Attained Age is not greater than 59.
There is a monthly charge for this rider that varies based on the Attained Age, risk classification and Gender of the Insured. The monthly charge is guaranteed not to be less than $0.01 nor to exceed $0.51 per $1,000 Net Amount at Risk. You may obtain more information about the charge that would apply to You by contacting Your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.
Waiver of Specified Premium Rider
This rider pays the Planned Periodic Premium on the Policy if the Insured becomes disabled (as described in the rider) and loses his/her ability to earn an income. This rider is available only for Insureds with a risk classification of standard or better, and Our approval under Our then current underwriting guidelines is required to add this rider. The rider may be added at any time that the Insured’s Attained Age is not greater than 59.
There is a monthly charge for this rider that varies based on the Attained Age, risk classification and Gender of the Insured. The monthly charge is guaranteed not to be less than $0.15 nor to exceed $0.94 per $100 of Planned Periodic Premium, respectively. You may obtain more information about the charge that would apply to You by contacting Your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.
Reservation of Rights
We reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes. However, We cannot make any guarantee regarding the future tax treatment of any Policy.
We reserve the right to modify or endorse the Policy to maintain compliance with applicable laws and regulations.

We also reserve the right to amend or terminate the special plans described in this prospectus; for example, preauthorized premium payments. You would be notified of any such action to the extent required by law.
Right to Exchange
During the first 24 months after the Effective Date (except during a grace period), You have the right to make an irrevocable, one-time election to transfer all of Your Division and Fixed DCA Account values to the Fixed Account. No charge is imposed on this transfer. The Policy Value immediately after the transfer will be the same as immediately before the transfer. From the exchange date forward, the Policy Value will no longer be affected by the investment performance of the Divisions.
Your request must be in writing and be signed by the Owner(s). The request must be postmarked or delivered to Our Home Office before the end of the 24-month period. The transfer is effective when We receive Your Written Request.
In states where required, during the first 24 months after the Effective Date (except during a grace period), the Policy can be exchanged for a new permanent fixed benefit life insurance policy that We make available that is not term or variable insurance, subject to specified conditions.
Suicide
Death proceeds will not be paid if the Insured dies by suicide, while sane or insane, within two years of the Policy Date. Instead, We will return all premiums paid, less any Loan Indebtedness, less any partial surrenders.
Death proceeds which are a result of a Face Amount increase made under an Adjustment or a rider that requires evidence of insurability will not be paid if the Insured dies by suicide, while sane or insane, within two years of the Adjustment Date. Instead, We will return the sum of the Monthly Policy Charges paid for the increased amount of protection.
Death proceeds will not be paid if the Insured dies by suicide, while sane or insane, within two years of the Reinstatement Date of the policy.Instead, We will return any premiums paid since the Reinstatement Date, less any Loan Indebtedness, less any partial surrenders.
The length of the suicide period may vary in some states. Any returned amounts noted above will be paid to the beneficiary(ies) of the policy.
Delay of Payments or Transfers
Payment due to exercise of Your rights under the examination offer provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a Division are generally made within five days after We receive Your instructions in a form acceptable to Us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, full or partial surrender, policy loan, death, maturity or the transfer to or from a Division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.
The right to sell shares may be suspended during any period when:

•	trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or

•
an emergency exists, as determined by the SEC, as a result of which: disposal by a fund of securities owned by it is not reasonably practicable; it is not reasonably practicable for a fund to fairly determine the value of its net assets; or the SEC permits suspension for the protection of security holders.

If a payment or transfer is delayed and Your instruction is not canceled by Your written Notice the transaction will occur on the first Business Day following the expiration of the permitted delay. The transaction is generally made within five days thereafter.
In addition, We reserve the right to defer payment of that portion of Your Policy Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 Business Days) to allow the check to clear the banking system.
We may defer payment of proceeds payable out of the Fixed Account and/or Fixed DCA Account for a period of up to six months.

PREMIUMS

Payment of Premiums
You may make unscheduled premium payments and/or Planned Periodic Premiums. Planned Periodic Premiums are premiums in the amount and on the frequency you plan to pay. We will send premium reminder notices if you establish an annual, semiannual, or quarterly planned payment schedule. You may set up preauthorized withdrawals to allow us to automatically deduct premium payments from your checking or other financial institution account.
The amount and frequency of your premium payments affects the Policy Value, the Net Policy Value, and how long the Policy remains in force.
Premium payments may be delivered to us as follows:

•	If you have established an annual, semiannual, or quarterly planned payment schedule, by sending payment in the reply envelope enclosed in the premium reminder notice; or

•	By mailing your payment according to the instructions below.
Premium Payment Mailing Instructions:
Principal National Life Insurance Company
P.O. Box 10431
Des Moines, Iowa 50306-0431
Payments are to be made via personal or financial institution check (for example, a bank or cashier’s check). We reserve the right to refuse any payment that we feel presents a fraud or money laundering risk. Examples of the types of payments we will not accept are cash, money orders, travelers checks, credit card checks, and foreign checks.
Premiums Affecting Guarantee Provisions
No-Lapse Guarantee
Your initial premium must be at least the No-Lapse Guarantee Monthly Premium. After the initial premium, You may determine the amount and timing of subsequent premium payments (with certain restrictions); however, We recommend You continue to pay at least the No-Lapse Guarantee Monthly Premium. By meeting the No-Lapse Guarantee Monthly Premium requirement, Your Policy is guaranteed not to terminate during the first ten Policy Years even if the Net Surrender Value is insufficient to cover the Monthly Policy Charge.
The No-Lapse Guarantee Monthly Premium is ((a) times (b)) divided by (c) where:
(a)    is the Face Amount divided by 1,000.
(b)    is the No-Lapse Guarantee Monthly Premium rate.
(c)    is 12.
The No-Lapse Guarantee Monthly Premium requirement is met if ((a) minus (b)) is greater than or equal to (c) where:

(a)	is the sum of premiums paid.

(b)	is the sum of all Loan Indebtedness and partial surrenders.

(c)	is the sum of the No-Lapse Guarantee Monthly Premiums since the Policy Date to the most recent Monthly Date.
If the no-lapse premium requirement is not met and the Net Surrender Value is insufficient to cover the Monthly Policy Charge, the Policy may terminate in the first ten Policy Years.
The No-Lapse Guarantee Monthly Premium rate is per $1,000 of Face Amount and may vary by issue age, risk classification, Gender and tobacco status. The No-Lapse Guarantee Monthly Premium is shown on Your Data Pages.
Death Benefit Guarantee
If the Death Benefit Guarantee Rider is made a part of Your Policy and You pay at least the Death Benefit Guarantee Premium Requirement, the death benefit guarantee period may last longer (to Age 65) than the ten year period provided by the no-lapse guarantee provision. Generally, a longer death benefit guarantee period will have a higher premium requirement.
The death benefit guarantee monthly premium is ((a) times (b)) divided by (c) where:
(a)    is the Face Amount divided by 1,000.
(b)    is the death benefit guarantee premium rate.
(c)    is 12.

Example If the Face Amount is $250,000 with Death Benefit Option 2 and the Insured is a 40-year old male with a risk classification of preferred non-tobacco:
	Premium Rate	Death Benefit Guarantee Monthly Premium
Death Benefit Guarantee to Attained Age 65	$6.34	$132.08
The Death Benefit Guarantee Premium Requirement is met if ((a) minus (b)) is greater than or equal to (c) where:

(a)	is the sum of premiums paid.

(b)	is the sum of all Loan Indebtedness and partial surrenders.

(c)	is the sum of the death benefit guarantee monthly premiums since the Policy Date to the most recent Monthly Date.
If the Death Benefit Guarantee Premium Requirement is not met, the Death Benefit Guarantee Rider will terminate.
The death benefit guarantee premium rate is per $1,000 of Face Amount and may vary by issue age, risk classification, Gender, tobacco status and death benefit option. The death benefit guarantee monthly premium is shown on Your Policy.
Premium Limitations
This policy must qualify initially and continue to qualify as life insurance under the Internal Revenue Code and all related regulatory materials (the "Code") for You to receive the tax treatment accorded to life insurance under the Code. Therefore, to maintain this qualification to the maximum extent permitted by law, We reserve the right to return any premium payments that would cause this policy to fail to qualify as life insurance under the Code as interpreted by Us. Any such amounts will be promptly returned and no further premiums will be accepted until allowed by the current maximum premium limitations.
Except for any amount necessary to continue the policy in force, We reserve the right to refund any premium that increases the policy's death benefit by more than it increases the Policy Value. Alternatively, We may require satisfactory evidence of insurability.
The minimum initial premium required is the monthly No-Lapse Guarantee Monthly Premium. There is no minimum amount requirement for subsequent premiums; however, insufficient premium payments may cause the policy to lapse as described above in POLICY TERMINATION AND REINSTATEMENT - Policy Termination (Lapse).
Allocation of Premiums
In most states, your initial Net Premium (and other Net Premium payments we receive) is allocated to the Divisions, the Fixed Account and/or Fixed DCA Account according to Your premium allocation instructions.
In some states, your initial Net Premium (and other Net Premiums We receive prior to and on the Effective Date through twenty days after the Effective Date) is allocated to the Money Market Division at the end of the Business Day We receive the premium in good order. The money is reallocated to the Divisions, Fixed Account and/or Fixed DCA Account according to Your instructions when this initial period ends (or on the first Business Day thereafter). This transfer will not be subject to any fees, nor will it be deemed a transfer for purposes of identifying market timing activity.

NOTE:
We reserve the right to keep the initial premium payment in the Money Market Division longer than 20 days to correspond to a particular state's examination offer periods and/or replacement requirements.

For each Division, Fixed Account and Fixed DCA Account, the allocation percentage must be zero or a whole number. The total of all allocation percentages must equal 100. Net Premium payments are allocated as of the Valuation Period in which they are received in good order. You may change the percentage allocation for future premium payments by:

•	sending a Written Request to Us;

•	calling Us at 1-800-247-9988 (if telephone privileges apply); or

•	visiting www.principal.com (if internet privileges apply).
Allocation changes are effective at the end of the Valuation Period in which Your new instructions are received.

Division Valuation
There is no guaranteed minimum Division value. Its value reflects the investment experience of the Division. It is possible that the investment performance could cause a loss of the entire amount allocated to the Division. Without additional premium payments or a Death Benefit Guarantee Rider, it is possible that no death benefit would be paid upon the Insured’s death.
At the end of any Valuation Period, Your value in a Division is:

•	the number of Units You have in the Division

•	multiplied by the value of a Unit in the Division.
The number of Units is the total of Units purchased by allocations to the Division from:

•	Your initial premium payment (less Premium Expense Charges); plus

•	subsequent premium payments (less Premium Expense Charges); plus

•	transfers from another Division, the Fixed Account or the Fixed DCA Account; plus

•	Account Value Enhancement, if any.
minus Units sold:

•	for partial surrenders from the Division;

•	as part of a transfer to another Division, the Fixed Account or the Loan Account; and

•	to pay Monthly Policy Charges and any transaction fees.
We calculate Unit values on days that the NYSE is open for trading and trading is not restricted. We do not calculate Unit values on these recognized holidays: New Year’s Day; Labor Day; Martin Luther King, Jr. Day; Thanksgiving; President’s Day; Christmas; Good Friday, Memorial Day and Independence Day. In addition, We do not calculate Unit values if an emergency exists making disposal or valuation of securities held in the Underlying Mutual Funds impracticable or if the SEC, by order, permits a suspension or postponement for the protection of security holders.
To calculate the Unit value of a Division, the Unit value from the previous Business Day is multiplied by the Division’s net investment factor for the current Valuation Period. The number of Units does not change due to a change in Unit value.
The net investment factor measures the performance of each Division. The net investment factor for a Valuation Period is calculated as follows:
[{the share price of the Underlying Mutual Fund at the end of the valuation period before that day’s transactions
plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the Valuation Period}
divided by
the share price of the Underlying Mutual Fund at the end of the previous Valuation Period after that day’s transactions]
When an investment owned by an Underlying Mutual Fund pays a dividend, the dividend increases the net asset value of a share of the Underlying Mutual Fund as of the date the dividend is recorded. As the net asset value of a share of an Underlying Mutual Fund increases, the Unit value of the corresponding Division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of Units You own in the Division.
DEATH BENEFITS AND POLICY VALUES

Death Proceeds
We will pay the death proceeds to the beneficiary(ies) subject to the provisions of the policy, after We receive:

•
Notice and proof that the Insured died while the policy was in force and before the Policy Maturity Date. Proof of the Insured’s death consists of a certified copy of the death certificate of the Insured.

•	Sufficient information to determine Our liability, the extent of the liability, and the appropriate payee legally entitled to the proceeds; and

•
Sufficient evidence that any legal impediments to payment of proceeds that depend on the action of parties other than Us are resolved. Legal impediments to payment include, but are not limited to: (a) the establishment of guardianships and conservatorships; (b) the appointment and qualification of trustees, executors and administrators; and (c) the submission of information required to satisfy state and federal reporting requirements.

Payment of the death proceeds will be made within seven Business Days of receipt of the required documentation. We pay death proceeds first to the assignee, if any, in a lump sum. We pay the remainder to Your named beneficiary(ies) as described below. If no beneficiary(ies) survives the Insured, We will pay the death proceeds to the Owner or the Owner’s estate unless You have given Us written Notice otherwise.
We will pay death proceeds according to the benefit payment option (shown below) that You have chosen. If You do not select a benefit payment option, Your named beneficiary(ies) may each choose to receive payment in a lump sum or according to a benefit payment option. If Your beneficiary(ies) does not choose a benefit payment option, We will pay the death proceeds in a lump sum.
Death proceeds, calculated as of the date of death of the Insured, are A minus B minus C where:

•	A is the death benefit plus any proceeds from any benefit rider on the Insured’s life;

•	B is any Loan Indebtedness; and

•
C, if the Insured’s death occurs during a grace period, is the lesser of any overdue Monthly Policy Charges and, if applicable, the amount required to meet any no lapse provision or Death Benefit Guarantee Premium Requirement.

We pay interest on death proceeds as required by law.
Benefit Payment Instructions
While the Insured is alive, You may give Us instructions for payment of death proceeds under one of the fixed benefit payment options shown below. If We have not received written benefit payment instructions from You prior to the Insured’s death, each of Your beneficiaries may select either a lump sum distribution or one of the benefit payment options shown below. You may change Your benefit payment instructions by sending Us written Notice. If You change Your beneficiary(ies) designation, Your prior benefit payment instructions are automatically revoked.
Benefit Payment Options
Customized Benefit Arrangement
We will make benefit payments based on arrangements You have requested and We have agreed to in writing; e.g., equal payments made over a specified period of time; joint and survivor life income with a reduced survivor benefit, etc.
Life Income
We will make benefit payments for a person’s lifetime; payments stop after the death of that person. It is possible that We would make no payments if the person were to die before the first payment was due.
Life Income with Period Certain
We will make benefit payments for the longer of a person’s lifetime or a guaranteed period that You specify (must be between 5 to 30 years). If the person dies before all of the guaranteed payments have been made, We will continue to make the guaranteed payments to the person(s) You or Your beneficiary designate until the end of the guaranteed period.
Joint and Survivor Life Income
We will make benefit payments for the longer of the lifetimes of two named people. Payments stop upon the death of the survivor of the two persons. It is possible that We would make no payments if both persons were to die before the first payment was due.
Joint and Survivor Life Income with Period Certain
We will make benefit payments for the longer of the lifetimes of two named people or a guaranteed payment period that You specify (must be between 5 to 30 years). If both people die before all of the guaranteed payments have been made, We will continue to make the guaranteed payments to the person(s) You or Your beneficiary designates until the end of the guaranteed period.
These benefit payment options are also available if the Policy matures or is surrendered.

Death Benefit Options
The death benefit option is selected at the time of application. If a death benefit option is not chosen, the Policy will be issued with Death Benefit Option 1. The three death benefit options available are:
Death Benefit Option 1
The death benefit equals the greater of:

•	the Face Amount; or

•	the amount found by multiplying the Policy Value by the applicable percentage*.
Death Benefit Option 2
The death benefit equals the greater of:

•	the Face Amount plus the Policy Value; or

•	the amount found by multiplying the Policy Value by the applicable percentage*.
Death Benefit Option 3
The death benefit equals the greater of:

•	the Face Amount plus the greater of a) premiums paid less partial surrenders and b) zero; or

•	the amount found by multiplying the Policy Value by the applicable percentage*.
*    The applicable percentage tables are in APPENDIX D and are based on Our interpretation of Section 7702 of the Internal Revenue Code as set forth below. The table which applies to Your Policy is determined by Your choice of either the guideline premium/cash value corridor test or the cash value accumulation test.

Example:	The following assumptions are made to demonstrate the use of the Tables found in APPENDIX D.
Death Benefit Option: 1
Face Amount: $250,000
Policy Value: $150,000
Definition of Life Insurance Test: Guideline Premium/Cash Value Corridor Test Attained Age: 40
Risk Class: Preferred Non-Tobacco
Applicable Percentage:  250%
Death Benefit = $375,000 ($150,000 x 250%)
If the Definition of Life Insurance Test was the Cash Value Accumulation Test, the applicable percentage would be 399.00% (assuming the Insured is a male) and the death benefit would be $598,500.
Change in Death Benefit Option
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per Policy Year. Your request must be made in writing and approved by Us. The effective date of the change will be the Monthly Date that coincides with, or next follows, Our approval. If the death benefit option change involves a Face Amount decrease, You may elect to keep the current Face Amount, subject to underwriting review and approval.
The option may not be changed from Death Benefit Option 1 to Death Benefit Option 3 or from Death Benefit Option 2 to Death Benefit Option 3. We will increase or decrease the Face Amount so that the death benefit immediately after the change equals the death benefit before the change.

Changing from Death Benefit Option 1 to Death Benefit Option 2
We will decrease the Face Amount. The amount of the decrease is equal to the Policy Value on the effective date of the change. If there have been increases in the Face Amount, the decrease of Face Amount will be made on a last in, first out basis. Because the death benefit can continue to increase under Death Benefit Option 2, therefore increasing the Company’s risk, We may require proof of insurability. In addition, cost of insurance charges will likely increase.

Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,000,000	$50,000
after the change	after the change	after the change
$950,000 ($1,000,000 - $50,000)	$1,000,000 ($950,000+$50,000)	$50,000

Changing from Death Benefit Option 2 to Death Benefit Option 1
We will increase the Face Amount. The amount of the increase is equal to the Policy Value on the effective date of the change. Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required. Cost of insurance charges will likely decrease.

Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,050,000 ($1,000,000 + $50,000)	$50,000
after the change	after the change	after the change
$1,050,000 ($1,000,000 + $50,000)	$1,050,000	$50,000

Changing from Death Benefit Option 3 to Death Benefit Option 1
We will increase the Face Amount. The amount of the increase is equal to the amount by which the total premiums paid exceed total partial surrenders as of the effective date of the change. Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required. Cost of insurance charges will likely decrease. This example assumes total premiums paid are $30,000, total partial surrenders are $10,000.

Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,020,000 ($1,000,000 + ($30,000 - $10,000))	$50,000
after the change	after the change	after the change
$1,020,000 ($1,000,000 + ($30,000 - $10,000))	$1,020,000	$50,000

Changing from Death Benefit Option 3 to Death Benefit Option 2
We will either increase or decrease the Face Amount by subtracting the Policy Value from the greater of a) premiums paid less partial surrenders and b) zero. Because the death benefit can continue to increase under Death Benefit Option 2, therefore, increasing the Company’s risk, We may require proof of insurability. In addition, cost of insurance charges will likely increase. This example assumes that total premiums paid are $30,000, total partial surrenders are $10,000.

Face Amount	Death Benefit	Policy Value
before the change	before the change	before the change
$1,000,000	$1,020,000 ($1,000,000 + ($30,000 - $10,000))	$50,000
after the change	after the change	after the change
$970,000 ($1,000,000 + ($30,000 - $10,000) - $50,000)	$1,020,000 ($970,000 + $50,000)	$50,000

IRS Definition of Life Insurance
The Policy should qualify as a life insurance contract as long as it satisfies either the guideline premium/cash value corridor test or the cash value accumulation test as defined under Section 7702 of the Internal Revenue Code. One of these tests is chosen on the application. If a test is not chosen, the Policy will comply with the guideline premium/cash value corridor test. Once a test is chosen, it cannot be changed on the Policy.
The guideline premium/cash value corridor test places limitations on the amount of premium payments that may be made and on Policy Values that can accumulate relative to the death benefit. Guideline premium limits are determined when the Policy is issued and can vary by the death benefit option chosen. Guideline premium limits will likely change due to any Adjustment to the Policy.
If at any time a premium is paid which would result in total premiums exceeding the current guideline premium limits, We accept only that portion of the premium which would make the total premiums equal the guideline premium limits.
The cash value accumulation test does not place limitations on the amount of premium payments but limits the amount of Policy Values that can accumulate relative to the death benefit.
To satisfy either test, the ratio of the death benefit to the Policy Value must be at least as great as the applicable percentage shown in APPENDIX D. As the Policy Value increases, the minimum death benefit may be required to increase. Because the cost of insurance You pay is based in part on the amount of the death benefit, an increase in the death benefit increases the cost of insurance.
As compared to the cash value accumulation test, the guideline premium/cash value corridor test generally has:

•	smaller applicable percentages

•	lower minimum death benefit

•	lower cost of insurance charges

•	better Policy Value growth.
The smaller applicable percentages lead to a lower minimum death benefit and thus lower cost of insurance charges. Lower charges result in better Policy Value growth.
This may not be the result in all cases. The specifics of each Policy determine which test is more suitable. Illustrations using each of the tests will help You determine which test meets Your objectives. An illustration may be obtained from Your registered representative or by calling 1-800-247-9988.
The table below demonstrates the minimum death benefit based on the test chosen.
The example below is based on the following:

•	The Insured is a male with an Attained Age of 40 at the time the Policy was issued. He dies at the beginning of the sixth Policy Year (Attained Age 45).

•	Face Amount is $100,000.

•	Death Benefit Option 1.

•	Policy Value at the date of death is $25,000.

•	The minimum death benefit under the guideline premium/cash value corridor test is $53,750 (assuming an applicable percentage of 215% x Policy Value).

•	The minimum death benefit under the cash value accumulation test is $94,720 (assuming an applicable percentage of 379%).

	The death benefit payable is the larger of these two amounts
	Face amount	Minimum death benefit	Net amount at risk used in calculating the cost of insurance charge
Guideline Premium/Cash Value Corridor Test	$100,000	$53,750	$74,835.11
Cash Value Accumulation Test	$100,000	$94,720	$74,835.11

Here’s the same example, but with a Policy Value of $75,000. Because the Policy Value has increased, the minimum death benefit is now:

•	$161,250 for the guideline premium/cash value corridor test.

•	$284,160 for the cash value accumulation test.

	The death benefit payable is the larger of these two amounts
	Face amount	Minimum death benefit	Net amount at risk used in calculating the cost of insurance charge
Guideline Premium/Cash Value Corridor Test	$100,000	$161,250	$85,984.12
Cash Value Accumulation Test	$100,000	$284,160	$208,691.46
Keep in mind that cost of insurance charges, which affect Your Policy’s value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the Net Amount at Risk. As the Net Amount at Risk increases, the cost of insurance increases. Policy Value also varies depending on the performance of the investment options in Your Policy.

All transactions will be subject to the limits as defined under Section 7702 of the Internal Revenue Code. A transaction may not be allowed, or an increase in Face Amount may be required, if the transaction would cause a refund of premium and/or distribution of the Policy Value in order to maintain compliance with the Section 7702 limits.
Maturity Proceeds
If Your Policy is in force and the Insured is living on the Policy Maturity Date shown on the Data Pages, You may elect to be paid the Policy's maturity proceeds which are equal to the Net Surrender Value.
Adjustment Options
Increase in Face Amount
You may request an increase provided that the Policy is not in a grace period and Monthly Policy Charges are not being waived under a rider. The minimum increase in Face Amount is $50,000 ($10,000 for special underwriting programs). A Face Amount increase request made in the first 10 Policy Years will increase the No-Lapse Guarantee Monthly Premium for the remainder of the 10 years.
The request must be made on an Adjustment application. The application must be signed by the Owner(s) and the Insured. If Your request is not approved, no changes are made to Your Policy.
We will approve Your request if:

•	the Attained Age of the Insured does not exceed the maximum age limit that applies to the Policy on a new issue basis; and

•	the amount of the Face Amount increase is at least the Minimum Face Amount Increase shown on the Data Pages; and

•	You supply evidence which satisfies Us that the Insured is alive and insurable under Our underwriting guidelines then in effect; and

•	the death proceeds less the Policy Value does not exceed Our maximum limits as defined under Our underwriting guidelines then in effect; and

•	Your policy is not in a grace period; and

•	the Face Amount after adjustment is not less than the Minimum Face Amount shown on the Data Pages; and

•	Your Monthly Policy Charges or premiums are not being waived under any rider.
The increase in Face Amount is in a risk classification determined by Us. The Adjustment is effective on the Monthly Date on or next following Our approval of Your request.
If You want insurance coverage to start at the time the Adjustment application is submitted, an “adjustment premium” payment must be sent with the completed application. The amount of the adjustment premium is based on the Face Amount of the Policy, issue age, Gender and tobacco status. This amount is shown on the policy illustration provided to You by Your registered representative. If this amount is submitted with the application, an adjustment premium conditional receipt will be given to You. The receipt acknowledges the adjustment premium payment and details any interim conditional insurance coverage.
Any adjustment premium payment made in connection with the Adjustment application is held in Our General Account without interest (for a period of up to 60 days) while We complete underwriting for the Adjustment. If We approve the Adjustment, on the effective date of the Adjustment, the amount of the adjustment premium payment being held minus the Premium Expense Charge is moved to the Divisions, Fixed Account and/or Fixed DCA Accounts according to Your then current premium allocation percentages.
The cost of insurance charge will increase in the event of an increase in a Policy’s Face Amount. If there is insufficient value to pay the higher charges after an increase in Face Amount, the entire Policy (not just the incremental increase in Face Amount) will terminate, unless the no-lapse or death benefit guarantees are in effect.
Decrease in Face Amount
On or after the first policy anniversary, You may request a decrease in the Face Amount. No transaction fee is imposed on decreases in the Face Amount. A decrease in Face Amount lowers the cost of insurance charges but does not reduce surrender charges or the No-Lapse Guarantee Monthly Premium requirement. A request for a decrease requires the following:

•	the request must be made on an Adjustment application;

•	the application must be signed by the Owner(s);

•	the Policy is not in a grace period;

•	Monthly Policy Charges are not being waived under a waiver rider;

•	the decrease is at least the minimum amount as determined by Our underwriting guidelines in place at the time of Your request;

•	the decrease may not reduce the Face Amount below $100,000;

•	cumulative Face Amount decreases in Policy Years two through five cannot exceed 35% of the Initial Face Amount; and

•	if there have been previous increases in the total Face Amount, the decrease of total Face Amount will be made on a last in, first out basis.
A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the Policy Value in order to maintain compliance with the limits required by the Internal Revenue Code relating to the definition of life insurance.
Policy Values
Your Policy Value is equal to the sum of the values in Your Divisions, Fixed Account, Fixed DCA Account and Loan Account. Your Policy Value:

•	increases as premiums are applied and when interest is credited.

•	decreases as policy loans, partial surrenders, unpaid loan interest and policy expenses are deducted.

•	can increase or decrease as the investment experience of Your chosen Divisions fluctuates.

•	may increase due to any Account Value Enhancement amounts credited to Your policy.
Account Value Enhancement
In Policy Years 11 and later, and provided Your policy is not terminated, We may credit an Account Value Enhancement to Your policy on each Monthly Date. The Account Value Enhancement is not guaranteed, and We reserve the right to change or discontinue it at any time and in accordance with applicable law. The Account Value Enhancement, if any, is based on reduced costs in later Policy Years. There is no additional charge for the Account Value Enhancement. The Account Value Enhancement percentage, if any, will be determined on a uniform basis for all policies eligible for an Account Value Enhancement, and any such percentage will be multiplied by Your Account Value (Your Policy Value excluding any values Your policy has in the Loan Account) to determine the amount of Your Account Value Enhancement. The annual policy statement We provide to You once each year will indicate the amount of any Account Value Enhancement credited to Your policy. We will allocate any Account Value Enhancement according to Your most recent premium allocation instructions on file with Us.
For more information about how an Account Value Enhancement may impact Your Policy, contact Your registered representative and request a personalized illustration.
SURRENDERS AND PARTIAL SURRENDERS

Surrenders
You must send Us a Written Request for any surrender. The request must be signed by all Owners, irrevocable beneficiary(ies), if any, and any assignees. The surrender is effective and the Surrender Value calculated as of the end of the Valuation Period during which We receive the Written Request for surrender. Partial surrenders may negatively affect Your no-lapse guarantee provision and Your Death Benefit Guarantee Rider, if applicable.
Total and partial surrenders from the Policy are generally paid within five Business Days of Our receipt of the Written Request for surrender. Certain delays in payment are permitted (see GENERAL DESCRIPTION OF THE POLICY - Delay of Payments).
Full Surrender
You may surrender the Policy while the Policy is in effect. If the full surrender is within ten years of the Policy Date or a Face Amount increase, a surrender charge is imposed. There is no refund of any Monthly Policy Charges deducted before the full surrender effective date.
Unscheduled Partial Surrender
On or after the first policy anniversary and prior to the Policy Maturity Date, You may surrender a part of the Net Surrender Value. Up to two unscheduled partial surrenders may be made during a Policy Year. An unscheduled partial surrender may not be less than $500. The total of Your two unscheduled partial surrenders during a Policy Year may not be greater than 75% of the Net Surrender Value (as of the date of the request for the first unscheduled partial surrender in that Policy Year). The unscheduled partial surrender may not decrease the Face Amount to less than $100,000.
Your Policy Value is reduced by the amount of the surrender. Partial surrenders will negatively affect Your death benefit and Your Death Benefit Guarantee Rider if applicable. We surrender Units from the Divisions and/or values from the Fixed Account to equal the dollar amount of the surrender request. The surrender is deducted from Your Division(s) and/ or Fixed Account according to the surrender allocation percentages You specify. If surrender allocation percentages are not specified, the deduction is made using Your Monthly Policy Charge allocation percentages. No surrender charge is imposed on an unscheduled partial surrender.
An unscheduled partial surrender may cause a reduction in Face Amount. If the Face Amount had been increased, any reduction of the Face Amount is made on a last in, first out basis.

•
If the Death Benefit Option 1 is in effect and the death benefit equals the Face Amount, the Face Amount is reduced by the amount of the unscheduled partial surrender that is not deemed to be a preferred partial surrender. In situations where the death benefit is greater than the Face Amount, the Face Amount is reduced by the amount the unscheduled partial surrender exceeds the difference between the death benefit and Face Amount.

Preferred Partial Surrender (pertains only if Death Benefit Option 1 is in effect)
During Policy Years two through fifteen, 10% of the Net Surrender Value as of the end of the prior Policy Year may be surrendered without a subsequent decrease in the Face Amount. Any amount surrendered in excess of 10% causes a reduction in the Face Amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any Policy Year or $250,000 over the life of the Policy.
The maximum amount of preferred partial surrenders in a Policy Year is the lesser of ((a) plus (b)) or (c) where:

(a)	is the amount of the unscheduled partial surrender.

(b)	is the amount of any preferred partial surrenders in the same Policy Year.

(c)	is 10% of the Net Surrender Value at the end of the prior Policy Year.

•	If the Death Benefit Option 2 is in effect, there is no reduction in the Face Amount upon an unscheduled partial surrender.

•	If the Death Benefit Option 3 is in effect, the Face Amount is reduced by the lesser of (a) or (b) where:

(a)	is the unscheduled partial surrender amount;

(b)	is the greater of (i) the amount that total partial surrenders exceed total premiums paid, or (ii) zero.
Scheduled Partial Surrender
On or after the first policy anniversary and prior to the Policy Maturity Date, You may elect to receive part of Your Net Surrender Value automatically on any Monthly Date.

•	You select the amount of the surrender and the surrender frequency (annually, semi-annually, quarterly or monthly (based on Policy Year)).

•	The surrender is deducted from Your Division(s) and/or Fixed Account according to Your Monthly Policy Charge allocation percentages.

•	Each scheduled partial surrender may not be greater than 90% of the Net Surrender Value (as of the date of the scheduled partial surrender).

•
Scheduled partial surrenders will continue until We receive Your instructions to stop them or until surrenders equal premiums paid. Once surrenders equal premiums paid, if there is any remaining Net Surrender Value, scheduled policy loans will automatically begin, unless You direct Us otherwise, so as to provide You the same dollar amount at the same frequency as You had received under the scheduled partial surrenders.

•	A scheduled partial surrender may cause a reduction in Face Amount:

•	If Death Benefit Option 1 is in effect and the death benefit equals the Face Amount:

•	on the first Monthly Date a scheduled partial surrender is effective (and each subsequent policy anniversary) the Face Amount is reduced.

•	the amount of the reduction is the sum of the scheduled partial surrenders planned for that Policy Year that are not deemed to be a preferred partial surrender.

•
If the amount of the scheduled partial surrender is increased, the Face Amount is reduced on the Monthly Date the change is effective. If the amount of the scheduled partial surrender is decreased, the Face Amount is not increased.

If the death benefit is greater than the Face Amount, the Face Amount is reduced by the amount determined above which exceeds the difference between the death benefit and Face Amount.
Preferred Partial Surrender (pertains only if Death Benefit Option 1 is in effect)
During Policy Years two through fifteen, 10% of the Net Surrender Value as of the end of the prior Policy Year may be surrendered without a subsequent decrease in the Face Amount. Any amount surrendered in excess of 10% causes a reduction in the Face Amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any Policy Year or $250,000 over the life of the Policy.
The maximum amount of preferred partial surrenders in a Policy Year is the lesser of ((a) plus (b)) or (c) where:
(a)    is the sum of the scheduled partial surrenders planned for that Policy Year.
(b)    is the amount of any preferred partial surrenders in the same Policy Year.
(c)    is 10% of the Net Surrender Value at the end of the prior Policy Year.

•	If the Death Benefit Option 2 is in effect, there is no reduction in the Face Amount due to scheduled partial surrenders.

•
If the Death Benefit Option 3 is in effect, the Face Amount is reduced on the first Monthly Date a scheduled partial surrender is effective and on each subsequent policy anniversary. The Face Amount may also be reduced on the Monthly Date any increase to a scheduled partial surrender is effective. The Face Amount is reduced by the lesser of (a) or (b) where:

(a)    is the scheduled partial surrender amounts planned for that Policy Year;
(b)    is the greater of (i) the amount that total partial surrenders exceed total premiums paid, or (ii) zero.
Examination Offer (Free-Look Provision)
It is important to Us that You are satisfied with the purchase of Your Policy. Under state law, You have the right to return the Policy for any reason during the examination offer period (a “free look”). If You properly exercise Your free look, We will rescind the policy and We will pay You a refund. The state in which the Policy is issued determines the examination offer period and the type of refund that applies.
Your premium payments are allocated to the money market Division when the examination offer period begins. We will transfer Your premium payments to Your selected investment options after the examination period offer ends (for more detail, see PREMIUMS – Allocation of Premiums). If You return this Policy before expiration of the examination offer period, We will refund Your full premium in states where required. In states where permitted, We will refund the Net Policy Value, which may be more or less than Your premium.
Your request to return the Policy must be in writing. The request and the Policy must be mailed to Us or returned to the agent no later (as determined by the postmark) than the last day of the examination offer period as shown below.
The examination offer period is the later of:

•	10 days after the Policy is delivered to You; or

•	such later date as specified by applicable state law.

NOTE:	See GENERAL DESCRIPTION OF THE POLICY – Delay of Payments.
LOANS

Policy Loans
While Your Policy is in effect and has a Net Surrender Value, You may borrow money from Us with the Policy as the security for the policy loan.

•	The maximum amount You may borrow is 90% of the Net Surrender Value as of the date We process the policy loan. The maximum amount You may borrow may be different in some states.

•	You may request a policy loan of $50,000 or less by calling Us at 1-800-247-9988. If You are requesting a policy loan of more than $50,000, Your request must be made in writing.

•	Generally, policy loan proceeds are sent within five Business Days from the date We receive Your request (see GENERAL DESCRIPTION OF THE POLICY — Delay of Payments).

•	Requests for policy loans from any joint Owner are binding on all joint Owners.

•	Policy loans may negatively affect Your no-lapse guarantee provision and Your Death Benefit Guarantee Rider, if applicable (see POLICY TERMINATION AND REINSTATEMENT — Policy Termination (Lapse)).
You are charged interest on any Loan Indebtedness. During the first ten Policy Years, the interest rate is 5.50% of Loan Indebtedness per year. After Policy Year ten, the interest rate is 4.00% of Loan Indebtedness per year. Interest accrues daily and is due and payable at the end of the Policy Year. If interest is not paid when due, it is added to the Loan Indebtedness. Adding unpaid interest to the Loan Indebtedness causes additional amounts to be withdrawn from Your Fixed Account, Fixed DCA Account and/or Division(s) and transferred to the Loan Account. Withdrawals are made in the same proportion as the allocation used for the most recent Monthly Policy Charge.
A policy loan generally has a permanent effect on Policy Values because borrowed amounts do not reflect the investment experience of the Division(s) or interest credited to the Fixed Account and Fixed DCA Account. In addition, Loan Indebtedness is subtracted from:

•	death proceeds at the death of the Insured;

•	Surrender Value upon full surrender or termination of a Policy; and

•	maturity proceeds paid.
Loan Indebtedness reduces Your Net Surrender Value. If the Net Surrender Value is less than the Monthly Policy Charges on a Monthly Date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT – Policy Termination (Lapse)).
If the Policy terminates with an outstanding loan balance, there may be negative tax consequences.
Loan Account
When a policy loan is taken, a Loan Account is established. The Loan Account is part of Our General Account. An amount equal to the loan is transferred from Your Divisions and/or Fixed Account to Your Loan Account. You may instruct Us on the proportions to be taken from Your Divisions or the Fixed Account. There are no restrictions on which Divisions or accounts that the loan amount can be transferred from.
Your Loan Account earns interest from the date of transfer at an interest rate of 4.00% of the amount in the Loan Account per year. Interest accrues daily and is paid at the end of the Policy Year. Once credited, interest is non-forfeitable.
Net Policy Loan Charge
The net policy loan charge represents the difference between the interest charged on the Loan Indebtedness and the interest credited to the Loan Account. The current net policy loan charge is 1.50% of Loan Indebtedness in Policy Years 1-10 and 0.00% of Loan Indebtedness thereafter.
Unscheduled Loans
Unscheduled loans are available in all Policy Years. You may instruct Us on the proportions to be taken from Your accounts. If You do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent Monthly Policy Charge.
Scheduled Loans
After the first Policy Year, scheduled policy loans are available on any Monthly Date if You have withdrawn, through partial surrenders, an amount equal to or exceeding total premiums paid. A scheduled loan is the equivalent of a scheduled withdrawal of earnings following the withdrawal of all premiums paid. Scheduled loans may occur on a monthly, quarterly, semiannual or annual basis (based on the Policy Year). The loan amount is withdrawn from Your Divisions in the same proportion as the most recent Monthly Policy Charge.
Loan Payments
While the Policy is in force and before the Insured dies, You may pay the Loan Indebtedness as follows:

•	policy loans may be repaid totally or in part;

•	repayments are allocated to the Division(s), Fixed Account and Fixed DCA Account in the proportions used for allocation of premium payments;

•	payments that We receive that are not designated as premium payments are applied as loan repayments if there is any Loan Indebtedness;

•	the repayments are allocated as of the Valuation Period in which We receive the repayment; and

•	repayments are to be sent to Our Home Office.

POLICY TERMINATION AND REINSTATEMENT

Policy Termination (Lapse)
During the first 10 Policy Years, a Policy will enter a grace period and is at risk of terminating if (i) the Policy does not satisfy the “no-lapse guarantee test” described below and (ii) the Net Surrender Value on any Monthly Date is less than the Monthly Policy Charge.
After the first 10 Policy Years, a Policy will enter a grace period and is at risk of terminating if the Net Surrender Value on any Monthly Date is less than the Monthly Policy Charge.
During a grace period, as described below, You may pay the minimum required premium to keep Your Policy in force. A Policy will terminate if You have not paid the minimum required premium before the grace period expires.
The Policy also terminates:

•	when You make a full Policy surrender;

•	when death proceeds are paid; and

•	when the maturity proceeds are paid.
When the Policy terminates, all privileges and rights of the Owner(s) and all optional insurance benefits will end. Subject to certain conditions, You may reinstate a policy that has terminated (see POLICY TERMINATION AND REINSTATEMENT — Reinstatement).
No-Lapse Guarantee Test
During the first 10 Policy Years, a Policy will not enter a grace period if it meets the “no-lapse guarantee test,” even if the Policy’s Net Surrender Value is insufficient to meet the Monthly Policy Charge. A Policy satisfies the no-lapse guarantee test if ((a) minus (b)) is greater than or equal to (c), where:

(a)	is the sum of the premiums paid.

(b)	is the sum of all Loan Indebtedness and partial surrenders.

(c)	is the sum of the No-Lapse Guarantee Monthly Premiums since the Policy Date to the most recent Monthly Date.
The no-lapse guarantee does not protect the Policy beyond the tenth Policy Year. After the first 10 Policy Years, there is no guarantee that Your Policy will stay in force even if You make premium payments under Your Planned Periodic Premium schedule unless:

•	Your Policy’s Net Surrender Value is at least equal to the Monthly Policy Charge on the current Monthly Date; or

•	the Death Benefit Guarantee Rider is in effect.
Grace Period
If a policy is at risk of terminating, We will send You notice of a 61-day grace period during which You can pay the minimum required premium to keep Your Policy in force. This grace period begins on the date We mail the notice of impending policy termination to You. The notice will be sent to Your last post office address known to Us and will tell You the amount of the minimum required premium to avoid termination of Your Policy, payment instructions and the grace period end date. Your Policy will remain in force during the grace period. If We do not receive the minimum required premium payment by the end of the grace period, Your Policy will terminate without value.
No partial surrenders, Face Amount Adjustments, or policy loans may be made during a grace period.
Minimum Required Premium
During the first 10 Policy Years, the minimum required premium is the lesser of the cumulative premium shortfall or the Net Surrender Value shortfall, each set forth below.
The cumulative premium shortfall is the amount of premium necessary for the Policy to satisfy the No-Lapse Guarantee Monthly Premium requirement. The cumulative premium shortfall is equal to ((a) minus (b)) plus (c) where:

•	(a) is the cumulative No-Lapse Guarantee Monthly Premiums due at the start of the grace period.

•	(b) is the amount equal to all premiums paid minus the sum of the Loan Indebtedness and partial surrenders.

•	(c) is three No-Lapse Guarantee Monthly Premiums.

The Net Surrender Value shortfall is the amount of premium necessary to (i) reimburse Us for the Monthly Policy Charges during the grace period and (ii) provide enough Policy Value to pay the Monthly Policy Charge on the first Monthly Date after the grace period. The Net Surrender Value shortfall is equal to ((a) plus (b)) divided by (c) where:

•	(a) is the amount by which the surrender charge is more than the Net Policy Value at the start of the grace period after the Monthly Policy Charge is deducted.

•	(b) is three Monthly Policy Charges.

•	(c) is 1 minus the Guaranteed Maximum Premium Expense Charge percentage.
After the first 10 Policy Years, the minimum required premium is the Net Surrender Value shortfall described above.
If the grace period ends before We receive the minimum required premium, We keep any remaining value in the Policy to cover past due Monthly Policy Charges. Adverse market fluctuations may cause the Policy to enter into subsequent grace periods.
The length of the Grace Period and/or the calculation for the minimum required premium may be different in some states.
Death During Grace Period
If the Insured dies during a grace period, We will pay the death benefit to the beneficiary(ies). The amount of the death benefit will be reduced by: all Monthly Policy Charges due and unpaid at the death of the Insured; and any Loan Indebtedness.
Reinstatement
Subject to certain conditions, You may reinstate a Policy that terminated as described in POLICY TERMINATION AND REINSTATEMENT - Policy Termination (Lapse). The Policy may be reinstated provided all of the following conditions are satisfied:

•	such reinstatement is prior to the Policy Maturity Date;

•	You have not surrendered the Policy;

•	not more than three years have elapsed since the Policy terminated (this time period may vary by state);

•	You supply evidence which satisfies Us that the Insured is alive and is insurable;

•	You either repay or reinstate any Loan Indebtedness existing at termination; and

•	You make the minimum required reinstatement premium as described below.
Minimum Required Premium
During the first 10 Policy Years, the minimum required premium is the lesser of the cumulative premium shortfall or the Net Surrender Value shortfall, each set forth below.
The cumulative premium shortfall is the amount of premium necessary for the Policy to satisfy the No-Lapse Guarantee Monthly Premium requirement following expiration of the grace period. The cumulative premium shortfall is ((a) minus (b)) plus (c) where:

•	(a) is the cumulative No-Lapse Guarantee Monthly Premiums due at the end of the grace period.

•	(b) is the amount equal to all premiums paid minus the sum of the Loan Indebtedness and partial surrenders.

•	(c) is three No-Lapse Guarantee Monthly Premiums.
The Net Surrender Value shortfall is the amount of premium necessary to (i) reimburse Us for the Monthly Policy Charges during the grace period and (ii) provide enough Policy Value to pay the Monthly Policy Charge for three Monthly Dates after the grace period. The Net Surrender Value shortfall is ((a) plus (b)) divided by (c) where:

•	(a) is the amount by which the surrender charge is more than the Net Policy Value at the end of the grace period after the Monthly Policy Charge is deducted.

•	(b) is three Monthly Policy Charges.

•	(c) is 1 minus the Guaranteed Maximum Premium Expense Charge percentage.
During Policy Years 11 and later, the minimum required premium is the Net Surrender Value shortfall described above.

NOTE:
The minimum required premium during a grace period and the minimum required premium to reinstate a policy are calculated differently. The minimum required premium for reinstatement is calculated so as to allow Us to recover Monthly Policy Charges due and unpaid during the grace period and to provide enough Policy Value to pay three Monthly Policy Charges after reinstatement of the Policy. As a result, the minimum required premium for reinstatement will be higher than the minimum required premium for grace period.

Reinstatement will be effective on the next Monthly Date following the date We approve the reinstatement application. Your rights and privileges as Owner(s) are restored upon reinstatement. The reinstated Policy will have the same Policy Date as the original Policy.
If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest does not accrue over the period the Policy was terminated). We do not require payment of Monthly Policy Charges during the period the Policy was terminated.
Premiums received with Your reinstatement application are held in Our General Account without interest while We complete underwriting for the reinstatement. If the reinstatement is approved, premiums are allocated to Your selected Division(s), Fixed Account and/or Fixed DCA Account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless You provide new allocation instructions.
If You reinstate Your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge, if any, is calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not included in these calculations.
In most states, if You reinstate Your Policy, the Death Benefit Guarantee Rider, the Life Paid-Up Rider, the Return of Cost of Insurance Rider (if available; see "General Description of the Policy-Optional Insurance Benefits") and the Surrender Value Enhancement Rider are not reinstated.

TAX ISSUES RELATED TO THE POLICY

The following description is a general summary of the tax rules pertaining to life insurance policies. This section relates primarily to federal income taxes rules, regulations and interpretations, which in Our opinion are currently in effect but which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While We reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, We cannot make any guarantee regarding the future tax treatment of any Policy.

NOTE:
Due to the complexity of these rules and because they are affected by the facts and circumstances of each Policy, You should consult with legal and tax counsel and other competent advisors regarding these matters.

Taxation of Death Proceeds
Under Section 101(a)(1) of the Internal Revenue Code, gross income does not include amounts received under a Policy if such amounts are paid by reason of the death of the insured. However, if the Policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary’s gross income under Section 101(a)(2) of the Internal Revenue Code.
Under Section 101(g) of the Internal Revenue Code, certain amounts received under a Policy on the life of an insured who qualifies as a terminally or chronically ill individual can be excluded from gross income as an amount paid by reason of the death of the insured.
For employer-owned life insurance on the life of an insured who is an employee, the death benefit amount excluded from gross income is limited to the premiums and other consideration paid for the life insurance if the employer is directly or indirectly a beneficiary under the Policy unless certain requirements are met. These requirements are provided in Section 101(j) of the Internal Revenue Code and would include notice and consent by the insured of the life insurance coverage prior to the issuance of the coverage. These rules generally apply to employer-owned life insurance issued or materially changed on or after August 17, 2006.
Taxation of Maturity Proceeds
A taxable event may occur if the Net Surrender Value at maturity plus any Loan Indebtedness is greater than premiums paid less partial surrenders and premium refunds. The taxable amount is the difference between the Surrender Value and the remaining premiums in the policy.
Taxation of Growth in Policy Value
Any increase in Policy Value is not included in gross income while the Policy is in-force and continues to meet the definition of life insurance as defined under Section 7702 of the Internal Revenue Code. If a contract does not meet the definition of life insurance, the Owner will be subject to income tax on annual increases in cash value.
Taxation of Policy Surrenders and Partial Surrenders (including Preferred Partial Surrenders)
A surrender or termination of the Policy may have income tax consequences. Upon surrender, the Owner(s) is not taxed on the Surrender Value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any Loan Indebtedness, upon surrender or termination, is added to the Net Surrender Value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any benefit payment option.
A full surrender of the Policy will, and a partial surrender may, be included in Your gross income to the extent that the distribution exceeds Your investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. If within the first fifteen Policy Years You make a partial surrender with a corresponding reduction in the Face Amount, special rules apply. Under those circumstances, the Internal Revenue Code has defined a special formula under which You may be taxed on all or a portion of the surrender amount.
The increase in Policy Value of the Policy is not included in gross income unless and until there is a full surrender or partial surrender under the Policy. A full surrender of the Policy will, and a partial surrender may, be included in Your gross income to the extent the distribution exceeds Your investment in the Policy. Transfers between the Division(s) Fixed Account and/or Fixed DCA Account are not considered as distributions from the Policy and would not be considered taxable income.

Taxation of Policy Loans and Loan Interest
If the Policy is not a modified endowment contract, loans received under the Policy are not generally considered to be distributions subject to tax. Interest paid to Us as a result of a policy loan may or may not be deductible depending on a number of factors.
If the Policy is a modified endowment contract, loans received under the Policy are considered to be distributions subject to tax. The taxable amount is generally the difference between the Policy Value and Your investment in the Policy at the time the loan is made.
If the Policy terminates with an outstanding loan balance, there may be tax consequences.
Taxation of Change of Owner
Transfer of ownership may have tax consequences to the Owner. The sale of a life insurance policy may have different income tax consequences than the cash surrender of such policy. The purchaser of a policy via a reportable policy sale is required to provide certain information to the issuer, seller and Internal Revenue Service (IRS) under Section 6050Y of the Internal Revenue Code. Please consult with Your tax advisor before changing ownership of Your life insurance policy.
Taxation of Change of Insured
For tax purposes, changing the Insured is considered to be the same as a surrender of the policy. The taxable amount is generally the difference between the Policy Value and Your investment in the Policy.
Modified Endowment Contract Status
A Policy becomes a Modified Endowment Contract when premiums paid exceed certain premium limits as defined by Section 7702A of the Internal Revenue Code. There is no change regarding the tax-deferred internal build-up of Policy Value or the income tax-free death benefit to Your beneficiary(ies), however, distributions from a Modified Endowment Contract are taxed as if the Policy is a deferred annuity. Thus, taxation on partial surrenders, policy loans and other defined distributions will occur if Your Policy Value is greater than Your premiums paid. In addition, taxable distributions are subject to a federal income tax penalty of 10% unless the distribution is

•	made after the Owner attains age 59½; or

•	attributable to the taxpayer becoming disabled (as defined in Section 72(m)(7)); or

•
part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives or joint life expectancy of the taxpayer and beneficiary.

Once a Policy is classified as a Modified Endowment Contract, the classification cannot be changed. Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. In the absence of Your instructions, We will refund all or part of the premium payment that would make the Policy a modified endowment contract.
Taxation of Exchange or Assignment of Policies
An exchange or assignment of a Policy may have tax consequences. Please consult with Your tax advisor before exchanging or assigning Your life insurance policy.
Special Considerations for Life Insurance Owned by a Business Entity
Section 264 of the Internal Revenue Code imposes numerous limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.
Other Tax Issues
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and Your circumstances or the circumstances of the policy beneficiary(ies) if You or the Insured dies.
Withholding
Federal withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated wage withholding rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if Your tax identification number has not been furnished to Us or if the IRS has notified Us that the number You furnished is incorrect. Non-resident aliens are subject to 30% withholding (or lower treaty rate) on taxable distributions.

Under the Foreign Account Tax Compliance Act (FATCA), We will be required to withhold a 30% tax on taxable distributions to certain foreign entities that fail to comply with new reporting and withholding requirements designed to inform the U.S. Department of the Treasury. We may disclose the information we receive from policy owners to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a policy owner that is a foreign entity fails to provide Us with appropriate certifications or other documentation concerning its status under FATCA.
Mutual Fund Diversification
The U.S. Department of the Treasury has adopted regulations under Section 817(h) of the Internal Revenue Code which establishes standards of diversification for the investments underlying the contracts. Under this Internal Revenue Code section, Separate Account investments must be adequately diversified in order for the increase in the value of contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each Underlying Mutual Fund must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Variable life insurance Separate Accounts are provided a special diversification exemption when investing in U.S. Treasury securities.
Failure of an Underlying Mutual Fund to meet the diversification requirements could result in tax liability to contract holders. The investment opportunities of the Underlying Mutual Funds could conceivably be limited by adhering to the above diversification requirements.
GENERAL PROVISIONS

Frequent Trading and Market-Timing (Abusive Trading Practices)
This Policy is not designed for frequent trading or market timing activity of the investment options. If You intend to trade frequently and/or use market timing investment strategies, You should not purchase this Policy.
We consider frequent trading and market timing activities to be abusive trading practices because they:

•	Disrupt the management of the Underlying Mutual Funds by

•	forcing the fund to hold short-term (liquid) assets rather than investing for long term growth, which results in lost investment opportunities for the fund; and

•	causing unplanned portfolio turnover;

•	Hurt the portfolio performance of the Underlying Mutual Funds; and

•	Increase expenses of the Underlying Mutual Fund and Separate Account due to

•	increased broker-dealer commissions; and

•	increased recordkeeping and related costs.
We have adopted policies and procedures to help Us identify and prevent abusive trading practices. In addition, the Underlying Mutual Funds monitor trading activity to identify and take action against abuses. While Our policies and procedures are designed to identify and protect against abusive trading practices, there can be no certainty that We will identify and prevent abusive trading in all instances. When We do identify abusive trading, We will apply Our policies and procedures in a fair and uniform manner.
If We, or an Underlying Mutual Fund that is an investment option with the Policy, deem abusive trading practices to be occurring, We will take action that may include, but is not limited to:

•	Rejecting transfer instructions from a Policy Owner or other person authorized by the Owner to direct transfers;

•
Restricting submission of transfer requests by, for example, allowing transfer requests to be submitted by 1st class U.S. mail only and disallowing requests made via the internet, by facsimile, by overnight courier or by telephone;

•	Limiting the number of unscheduled transfers during a Policy Year to no more than 12;

•	Requiring a holding period of a minimum of thirty days before permitting transfers among the Divisions where there is evidence of at least one round-trip transaction by the Owner; and

•	Taking such other action as directed by the Underlying Mutual Fund.
We will support the Underlying Mutual Funds’ right to accept, reject or restrict, without prior written notice, any transfer requests into a fund.

In some instances, a transfer may be completed inadvertently after We have notified a Policy Owner that We believe that the Policy Owner may have been engaging in abusive trading practices. In those instances, We will reverse the transfer (within two Business Days after the transfer) and return the Policy to the investment options it had prior to the transfer. The reversal will be effected at the Unit values determined on the date of the reversal. As a result, the Policy Owner assumes the risk of any gains or losses associated with an investment in the transferee Division instead of in the transferor Division between the time of the transfer and the time of the reversal of the transfer. We will give the Policy Owner notice in writing of the reversal.
Purchase Procedures
A completed application and required supplements must be submitted to Us through an agent or broker selling the Policy.
The minimum Face Amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum Face Amount. The increased minimum Face Amount would apply only to Policies issued after the effective date of the increase.
To issue a Policy, We require that the age of the Insured be 85 or younger as of the Policy Date. Other underwriting restrictions may apply. An applicant for the Policy must:

•	furnish satisfactory evidence of insurability of the Insured; and

•	meet Our insurance underwriting guidelines and suitability rules.
If You want insurance coverage to start at the time the application is submitted, You must send a payment with Your completed application. The amount is based on the Face Amount of the Policy, issue age, Gender, and tobacco status. This amount is shown on the policy illustration provided to You by Us or Your registered representative. If this amount is submitted with the application, a conditional receipt will be given to You. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.
We reserve the right to reject any application or related premium if We determine that We have not received complete information and/or instructions or that Our underwriting guidelines, suitability rules or procedures have not been met. Any premium submitted will be returned to the designated owner on the application no later than five Business Days from the date the application was rejected.
Important Information about Customer Identification Procedures
To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who opens an account. When You open an account, We will ask for Your name, address, date of birth, and other information that will allow Us to verify Your identity. We may also ask to see Your driver’s license or other identifying documents.
If concerns arise with verification of Your identification, no transactions will be permitted while We attempt to reconcile the concerns. If We are unable to verify Your identity within 30 days of Our receipt of Your initial premium payment, the account(s) will be closed and redeemed in accordance with normal redemption procedures.
We do not knowingly sell policies that are for the benefit of a business/organization that is illegal under Federal and/or State law (such as a marijuana clinic), or a person who owns or receives income from such an entity or whose source of funds is illegal.
Policy Date
If We issue a Policy, a Policy Date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the first day of the following month. Policies that are issued on a cash on delivery (COD) basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. Your Policy Date is shown on the Data Pages.
Upon specific request and Our approval, Your Policy may be backdated. The Policy Date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the Monthly Policy Charges is required for the backdated period. Monthly Policy Charges are deducted from the Policy Value for the backdated period.

Effective Date
The Policy Date and the Effective Date are the same unless a backdated Policy Date is requested. Insurance coverage is effective, provided all purchase requirements for the Policy have been satisfied.
If the proposed Insured dies before the Effective Date, there is no coverage under the Policy (coverage is determined solely under the terms of the conditional receipt, if any).
Special Purchase Plans
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer, or similar entity purchases Policies covering a group of individuals on a group basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.
Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:

•	employees, officers, directors, agents, and immediate family members of the group or sponsored arrangement; and

•	employees of agents of the Company and its subsidiaries.
Reductions are made under Our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments, total assets under management for the group or sponsored arrangement).
Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased, and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) Our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to group or sponsored arrangements.
We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected Owners and all other Policy Owners with policies funded with the Separate Account.
Distribution of the Policy
The Company has appointed Principal Securities, Inc. (“PSI”) (formerly Princor Financial Services Corporation), Des Moines, Iowa 50392, a broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (“FINRA”) and affiliate of the Company, as the distributor and principal underwriter of the Policy. The Company pays commissions on sales of the Policy as described in the Statement of Additional Information.
Expense allowances may be paid to agents and brokers based on premiums received. PSI also may receive 12b-1 fees in connection with purchases and sales of mutual funds underlying the Policies. The 12b-1 fees for the Underlying Mutual Funds are shown in the prospectuses of each Underlying Mutual Fund.
Applications for the Policies are solicited by registered representatives of PSI or such other broker-dealers as have entered into selling agreements with PSI. Such registered representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved.
Payments to Financial Intermediaries
The Company pays compensation to broker-dealers, financial institutions and other parties (“Financial Intermediaries”) for the sale of the Policy according to schedules in the sales agreements and other agreements reached between the Company and the Financial Intermediaries. Such compensation generally consists of commissions on premiums paid on the Policy. The Company and/or its affiliates may also pay other amounts (“Additional Payments”) that include, but are not limited to, marketing allowances, expense reimbursements and education payments. These Additional Payments are designed to provide incentives for the sale and retention of the Policies as well as other products sold by the Company and may influence the Financial Intermediary or registered representative to recommend the purchase of this Policy over competing policies or over other investment options.

You may ask Your registered representative about these differing and divergent interests, how she/he is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Policy.
Service Arrangements and Compensation
The Company and/or PSI have entered into agreements with the distributors, advisers and/or the affiliates of some of the mutual funds underlying the Policy and receive compensation for providing certain services including, but not limited to, distribution and operational support services, to the Underlying Mutual Fund. Fees for these services are paid periodically (typically, quarterly or monthly) based on the average daily net asset value of shares of each fund held by the Separate Account and purchased at the Policy Owners’ instructions. Because the Company and PSI receive such fees, they may be subject to competing interests in making these funds available as investment options under the Policy. The Company takes into consideration the anticipated payments from Underlying Mutual Funds when it determines the charges assessed under the Policy. Without these payments, charges under the Policy are expected to be higher.
Statement of Values
You receive an annual statement at the end of each Policy Year. The statement will show:

•	beginning and end dates of the current statement period;

•	the death benefit at the end of the statement period;

•	the Policy Value at the beginning and end of the statement period;

•	the Surrender Value, if any, at the end of the statement period;

•	all premiums paid during the statement period;

•	all charges deducted during the statement period;

•	any Loan Indebtedness at the end of the statement period;

•	any partial surrenders made during the statement period;

•	any investment gain or loss during the statement period;

•	total value of each of Your Divisions, the Fixed DCA Account and the Fixed Account as of the statement period;

•
if applicable, a notice that the policy may terminate without value before the end of the next statement period unless additional premiums are paid (assuming guaranteed interest, mortality and expense loads, and premium charges); and

•	any other information required to be included in the statement under state or federal law.
You will also receive a statement as of the end of each calendar quarter. After the first Policy Year, you may annual request, without charge, an illustrative report of Your policy. We may charge a reasonable fee, not to exceed $50, for any additional requests.
We also send You the reports required by the Investment Company Act of 1940 (as amended).
Services Available via the Internet and Telephone
If You elect to use internet and/or telephone privileges, instructions for the following transactions may be given to Us via the internet or telephone:

•	change in allocations of future premium payments;

•	change in allocation of the Monthly Policy Charge;

•	change to Your APR instructions;

•	change to Your scheduled transfer instructions;

•	unscheduled transfers; and

•	policy loan (not available via the internet) (loan proceeds are mailed to the Owner’s address of record).
If the Policy is owned by a trust, an authorized individual (with the proper password) may use these services and provide Us with instructions. Your instructions:

•	may be given by calling Us at 1-800-247-9988 between 7 a.m. and 6 p.m. Central Time on any day that the NYSE is open;

•
may be given by accessing Us at www.principal.com (for security purposes, You need a password to use any of the internet services, including viewing Your Policy information on-line. If You don’t have a password, You can obtain one at www.principal.com);

•	must be received by Us before the close of the NYSE (generally 3:00 p.m. Central Time) to be effective the day You call;

•	are effective the next Business Day if not received until after the close of the NYSE; and

•	from one joint Owner are binding on all joint Owners.

Instructions from one joint Owner are binding on all joint Owners. If the Policy is owned by a trust, an authorized individual (with the proper password) may use these services and provide Us with instructions.
Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction or internet requests, the Separate Account and the Company reserve the right to refuse telephone and/or internet orders. You are liable for a loss resulting from a fraudulent telephone or internet order that We reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, We may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the Owner’s address of record. The procedures for internet include requesting the same personal identification information as well as Your password, logging all internet activity and sending written transaction confirmations to the Owner’s address of record.
Misstatement of Age or Gender
We will adjust the death benefit if the age, or gender where applicable, of the Insured has been misstated. The adjusted death benefit will be equal to the death benefit that would have been purchased at the Insured’s correct age, or gender where applicable, of the Insured using the most recent cost of insurance rate charge and adjusting the Net Amount At Risk by the ratio of the incorrect cost of insurance rate to the correct cost of insurance rate.
Non-Participating Policy
The Policies do not share in any divisible surplus of the Company.
Incontestability
With respect to material misstatements made in the initial application(s) for the policy, We will not contest the policy after the policy has been in force during the lifetime of the Insured for two years from the Policy Date. With respect to material misstatements made in any subsequent application(s) for additional coverage or reinstatement application(s), We will not contest the additional coverage or reinstated coverage resulting from such application(s) after the additional coverage or reinstated coverage has been in force during the lifetime of the Insured for two years from the date of the adjustment or reinstatement. The time limits in this Incontestability provision do not apply to fraudulent misrepresentations, when permitted by applicable law in the state where the policy is delivered or issued for delivery.
Independent Registered Public Accounting Firm
The financial statements of Principal National Life Insurance Company Separate Account and the financial statements of Principal National Life Insurance Company are included in the Statement of Additional Information. Those statements and related schedules have been audited by Ernst & Young LLP, independent registered public accounting firm, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, for the periods indicated in their report.
LEGAL PROCEEDINGS
There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

TABLE OF SEPARATE ACCOUNT DIVISIONS
The following is a brief summary of the investment objectives of each division. There is no guarantee that the objectives will be met.

AllianceBernstein International Value Division
Invests in:	AllianceBernstein Variable Products Series International Value Portfolio - Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long term growth of capital.

AllianceBernstein Small Cap Growth Division (not available to new investors)
Invests in:	AllianceBernstein Variable Products Series Small Cap Growth Portfolio - Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long-term growth of capital.

AllianceBernstein Small/Mid Cap Value Division
Invests in:	AllianceBernstein Variable Products Series Small/Mid Cap Value Portfolio - Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks long-term growth of capital.

American Century VP Capital Appreciation Division
Invests in:	American Century VP Capital Appreciation Fund - Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks capital growth.

American Century VP Income & Growth Division
Invests in:	American Century VP Income & Growth Fund - Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks capital growth by investing in common stocks. Income is a secondary objective.

American Century VP Inflation Protection Division
Invests in:	American Century VP Inflation Protection Fund - Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	pursues long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century VP Mid Cap Value Division
Invests in:	American Century VP Mid Cap Value Fund - Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term capital growth. Income is a secondary objective.

American Century VP Value Division
Invests in:	American Century VP Value Fund - Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term capital growth. Income is a secondary objective.

American Funds Insurance Series Blue Chip Income and Growth Division
Invests in:	American Funds Insurance Series - Blue Chip Income and Growth Fund - Class 2 Shares
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks to produce income exceeding the average yield on U.S stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

American Funds Insurance Series Global Balanced Division
Invests in:	American Funds Insurance Series - Global Balanced Fund - Class 2 Shares
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks long-term growth of capital, conservation of principal and current income.

American Funds Insurance Series Growth Fund Division
Invests in:	American Funds Insurance Series - Growth Fund - Class 2 Shares
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks growth of capital.

American Funds Insurance Series International Fund Division
Invests in:	American Funds Insurance Series - International Fund - Class 2 Shares
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks long-term growth of capital.

American Funds Insurance Series New World Fund Division
Invests in:	American Funds Insurance Series - New World Fund - Class 2 Shares
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks long-term capital appreciation.

BNY Mellon IP MidCap Stock Division
Invests in:	BNY Mellon Investment Portfolios MidCap Stock Portfolio - Service Shares
Investment Advisor:	BNY Mellon Investment Adviser, Inc. through a sub-advisory agreement with Mellon Investments Corporation.
Investment Objective:
seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400® Index (S&P 400 Index).

Calvert Investment Grade Bond Index Division
Invests in:	Calvert VP Investment Grade Bond Index Portfolio - Class I
Investment Advisor:	Calvert Research and Management through a sub-advisory agreement with Ameritas Investment Partners, Inc.
Investment Objective:
seeks investment results that correspond to the total return performance of the bond market, as represented by the Barclays U.S. Aggregate Bond Index (the “Barclays Index”). This objective may be changed by the Portfolio’s Board of Directors without shareholder approval.

Calvert Russell 2000 Small Cap Index Division
Invests in:	Calvert VP Russell 2000 Small Cap Index Portfolio - Class F
Investment Advisor:	Calvert Research and Management through a sub-advisory agreement with Ameritas Investment Partners, Inc.
Investment Objective:
seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000 Index. This objective may be changed by the Portfolio’s Board of Directors without shareholder approval.

Calvert S&P 500 Index Division (not available to new investors)
Invests in:	Calvert VP S&P 500 Index Portfolio
Investment Advisor:	Calvert Research and Management through a sub-advisory agreement with Ameritas Investment Partners, Inc.
Investment Objective:
seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P 500 Index. This objective may be changed by the Portfolio’s Board of Directors without shareholder approval.

Calvert S&P MidCap 400 Index Division
Invests in:	Calvert VP S&P Mid Cap 400 Index Portfolio - Class F
Investment Advisor:	Calvert Research and Management through a sub-advisory agreement with Ameritas Investment Partners, Inc.
Investment Objective:
seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P Mid Cap 400 Index. This objective may be changed by the Portfolio's Board of Directors without shareholder approval.

ClearBridge Mid Cap Division
Invests in:	ClearBridge Variable Mid Cap Portfolio - Class I Shares
Investment Advisor:	ClearBridge Investments, LLC through a sub-advisory agreement with Legg Mason Partners Fund Advisor, LLC
Investment Objective:	seeks long-term growth of capital.

Delaware Small Cap Value Division
Invests in:	Delaware VIP Small Cap Value Series - Service Class
Investment Advisor:	Delaware Management Company
Investment Objective:	seeks capital appreciation.

Delaware Smid Cap Core Division
Invests in:	Delaware VIP Smid Cap Core Series - Service Class
Investment Advisor:	Delaware Management Company
Investment Objective:	seeks long-term capital appreciation.

DWS Small Mid Cap Value Division
Invests in:	DWS Small Mid Cap Value VIP - Class B
Investment Advisor:	DWS Investment Management Americas Inc.
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Contrafund Division
Invests in:	Fidelity VIP Contrafund® Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Equity-Income Division
Invests in:	Fidelity VIP Equity-Income Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:
seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fidelity VIP Extended Market Index Division
Invests in:	Fidelity VIP Extended Market Index Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company through a sub-advisory agreement with Geode Capital Management, LLC and FMR Co., Inc.
Investment Objective:	seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies.

Fidelity VIP Government Money Market Division
Invests in:	Fidelity VIP Government Money Market Portfolio - Service Class
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks to achieve a high level of current income as is consistent with preservation of capital and liquidity.

Fidelity VIP High Income Division
Invests in:	Fidelity VIP High Income Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks a high level of current income, while also considering growth of capital.

Fidelity VIP International Index Division
Invests in:	Fidelity VIP International Index Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company through a sub-advisory agreement with Geode Capital Management, LLC and FMR Co., Inc.
Investment Objective:	seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.

Fidelity VIP Mid Cap Division
Invests in:	Fidelity VIP Mid Cap Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term growth of capital.

Fidelity VIP Total Market Index Division
Invests in:	Fidelity VIP Total Market Index Portfolio - Service Class 2
Investment Advisor:	Fidelity Management & Research Company through a sub-advisory agreement with Geode Capital Management, LLC and FMR Co., Inc.
Investment Objective:	seeks to provide investment results that correspond to the total return of a board range of U.S. stocks.

Franklin Mutual Global Discovery VIP Division
Invests in:	Franklin Templeton VIP Trust - Franklin Mutual Global Discovery VIP Fund - Class 2
Investment Advisor:	Franklin Mutual Advisers, LLC
Investment Objective:	seeks capital appreciation.

Franklin Rising Dividends VIP Division
Invests in:	Franklin Templeton VIP Trust - Franklin Rising Dividends VIP Fund - Class 2
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	seeks long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.

Franklin Small Cap Value VIP Division
Invests in:	Franklin Templeton VIP Trust - Franklin Small Cap Value VIP Fund - Class 2
Investment Advisor:	Franklin Mutual Advisers, LLC
Investment Objective:	seeks long-term total return.

Franklin Templeton Global Bond VIP Division
Invests in:	Franklin Templeton VIP Trust - Templeton Global Bond VIP Fund - Class 2
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.

Invesco American Franchise Division
Invests in:	Invesco V.I. American Franchise Fund - Series II Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	seeks capital growth.

Invesco American Value Division
Invests in:	Invesco V.I. American Value Fund - Series I Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	seeks to provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Invesco Core Equity Division
Invests in:	Invesco V.I. Core Equity Fund - Series II Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	seeks long-term growth of capital.

Invesco Health Care Division
Invests in:	Invesco V.I. Health Care Fund - Series I Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	seeks long-term growth of capital.

Invesco Mid Cap Core Equity Division
Invests in:	Invesco V.I. Mid Cap Core Equity Fund - Series II Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	seeks long-term growth of capital.

Invesco Oppenheimer Main Street Small Cap Division
Invests in:	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series II
Investment Advisor:	Oppenheimer Funds, Inc. through a sub-advisory agreement with OFI Global Asset Management, Inc.
Investment Objective:	seeks capital appreciation.

Janus Henderson Enterprise Division
Invests in:	Janus Henderson Series Enterprise Portfolio - Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital.

Janus Henderson Forty Division
Invests in:	Janus Henderson Series Forty Portfolio - Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital.

Janus Henderson Global Technology Division
Invests in:	Janus Henderson Series Global Technology Portfolio - Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks long-term growth of capital.

Lord Abbett Series Fund Developing Growth Division
Invests in:	Lord Abbett Series Fund Developing Growth Portfolio - Class VC
Investment Advisor:	Lord, Abbett & Co. LLC
Investment Objective:	seeks long-term growth of capital.

MFS Blended Research Small Cap Equity Division
Invests in:	MFS® Blended Research® Small Cap Equity Portfolio - Service Class
Investment Advisor:	Massachusetts Financial Services Company (MFS)
Investment Objective:	seeks capital appreciation.

MFS Mid Cap Value Division
Invests in:	MFS® Mid Cap Value Portfolio - Service Class
Investment Advisor:	Massachusetts Financial Services Company (MFS)
Investment Objective:	seeks capital appreciation.

MFS New Discovery Division
Invests in:	MFS® New Discovery Series - Service Class
Investment Advisor:	Massachusetts Financial Services Company (MFS)
Investment Objective:	seeks capital appreciation.

MFS New Discovery Value Division
Invests in:	MFS® New Discovery Value Portfolio - Service Class
Investment Advisor:	Massachusetts Financial Services Company (MFS)
Investment Objective:	seeks capital appreciation.

MFS Utilities Division
Invests in:	MFS® Utilities Series - Service Class
Investment Advisor:	Massachusetts Financial Services Company (MFS)
Investment Objective:	seeks total return.

Neuberger Berman AMT Sustainable Equity Division
Invests in:	Neuberger Berman AMT Sustainable Equity Portfolio - I Class Shares
Investment Advisor:	Neuberger Berman LLC
Investment Objective:	seeks to invest primarily in commons stock of mid- to large- capitalization companies that meet the Fund’s quality oriented financial and ESG criteria.

Core Plus Bond Division
Invests in:	Principal Variable Contracts Funds Core Plus Bond Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide current income.

Diversified International Division
Invests in:	Principal Variable Contracts Funds Diversified International Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks long-term growth of capital.

Equity Income Division
Invests in:	Principal Variable Contracts Funds Equity Income Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide a relatively high level of current income and long-term growth of income and capital.

Government & High Quality Bond Division
Invests in:	Principal Variable Contracts Funds Government & High Quality Bond Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide a high level of current income consistent with safety and liquidity.

International Emerging Markets Division
Invests in:	Principal Variable Contracts Funds International Emerging Markets Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks long-term growth of capital.

LargeCap Growth I Division
Invests in:	Principal Variable Contracts Funds LargeCap Growth Account I - Class 1
Investment Advisor:	T. Rowe Price Associates, Inc. and Brown Advisory, LLC through sub-advisory agreements with Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks long-term growth of capital.

LargeCap S&P 500 Index Division
Invests in:	Principal Variable Contracts Funds LargeCap S&P 500 Index Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks long-term growth of capital.

MidCap Division (no longer available to new investors)
Invests in:	Principal Variable Contracts Funds MidCap Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks long-term growth of capital.

Principal Capital Appreciation Division
Invests in:	Principal Variable Contracts Funds Principal Capital Appreciation Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide long term growth of capital.

Principal LifeTime 2010 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2010 Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income.

Principal LifeTime 2020 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2020 Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income.

Principal LifeTime 2030 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2030 Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income.

Principal LifeTime 2040 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2040 Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income.

Principal LifeTime 2050 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2050 Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income.

Principal LifeTime 2060 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2060 Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income.

Principal LifeTime Strategic Income Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime Strategic Income Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks current income, and as a secondary objective, capital appreciation.

Real Estate Securities Division
Invests in:	Principal Variable Contracts Funds Real Estate Securities Account - Class 1
Investment Advisor:	Principal Real Estate Investors, LLC through a sub-advisory agreement with Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to generate a total return.

SAM Balanced Portfolio Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios - Balanced Portfolio - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk.

SAM Conservative Balanced Portfolio Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios - Conservative Balanced Portfolio - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide a high level of total return (consisting of reinvestment of income and capital appreciation), consistent with a moderate degree of principal risk.

SAM Conservative Growth Portfolio Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios - Conservative Growth Portfolio - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide long-term capital appreciation.

SAM Flexible Income Portfolio Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios - Flexible Income Portfolio - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation).

SAM Strategic Growth Portfolio Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios - Strategic Growth Portfolio - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide long-term capital appreciation.

Short-Term Income Division
Invests in:	Principal Variable Contracts Funds Short-Term Income Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks to provide as high a level of current income as is consistent with prudent investment management and stability of principal.

SmallCap Division
Invests in:	Principal Variable Contracts Funds SmallCap Account - Class 1
Investment Advisor:	Principal Global Investors, LLC ("PGI")
Investment Objective:	seeks long-term growth of capital.

Putnam VT Growth Opportunities Division
Invests in:	Putnam VT Growth Opportunities Fund - Class IB
Investment Advisor:	Putnam Investment Management, LLC
Investment Objective:	seeks capital appreciation.

TOPS Managed Risk Balanced ETF Division
Invests in:	TOPS®™ Managed Risk Balanced ETF Portfolio - Class 2
Investment Advisor:	Milliman Financial Risk Management, LLC through a sub-advisory agreement with ValMark Advisers, Inc.
Investment Objective:	seeks to provide income and capital appreciation with less volatility than the fixed income and equity markets as a whole.

TOPS Managed Risk Growth ETF Division
Invests in:	TOPS®™ Managed Risk Growth ETF Portfolio - Class 2
Investment Advisor:	Milliman Financial Risk Management, LLC through a sub-advisory agreement with ValMark Advisers, Inc.
Investment Objective:	seeks capital appreciation with less volatility than the equity markets as a whole.

TOPS Managed Risk Moderate Growth ETF Division
Invests in:	TOPS®™ Managed Risk Moderate Growth ETF Portfolio - Class 2
Investment Advisor:	Milliman Financial Risk Management, LLC through a sub-advisory agreement with ValMark Advisers, Inc.
Investment Objective:	seeks capital appreciation with less volatility than the equity markets as a whole.

VanEck Global Hard Assets Division
Invests in:	VanEck VIP Trust - VanEck VIP Global Hard Assets Fund - Class S Shares
Investment Advisor:	Van Eck Associates Corporation
Investment Objective:	seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Wanger International Division
Invests in:	Wanger International
Investment Advisor:	Columbia Wanger Asset Management LLC
Investment Objective:	seeks long-term capital appreciation.

APPENDIX A – SURRENDER CHARGE RATE TABLE

Issue Age	Male	Female	Unisex
0	12.17	11.75	12.09
1	12.26	11.82	12.17
2	12.36	11.9	12.27
3	12.46	11.98	12.37
4	12.57	12.07	12.48
5	12.69	12.16	12.59
6	12.81	12.26	12.71
7	12.94	12.36	12.83
8	13.08	12.47	12.96
9	13.22	12.58	13.1
10	13.37	12.7	13.24
11	13.53	12.83	13.39
12	13.7	12.96	13.55
13	13.87	13.1	13.72
14	14.05	13.24	13.89
15	14.24	13.39	14.07
16	14.43	13.55	14.26
17	14.62	13.7	14.44
18	14.81	13.87	14.62
19	15	14.04	14.81
20	15.2	14.21	15.01
21	15.4	14.4	15.21
22	15.62	14.6	15.42
23	15.85	14.81	15.64
24	16.08	15.03	15.88
25	16.33	15.25	16.12
26	16.59	15.49	16.37
27	16.86	15.74	16.64
28	17.15	16.01	16.93
29	17.45	16.28	17.23
30	17.78	16.58	17.54
31	18.12	16.88	17.88
32	18.48	17.21	18.24
33	18.86	17.55	18.61
34	19.26	17.9	18.99
35	19.67	18.27	19.4
36	20.11	18.66	19.83
37	20.56	19.07	20.27
38	21.03	19.5	20.73
39	21.52	19.94	21.22
40	22.04	20.41	21.72
41	22.58	20.9	22.25
42	23.14	21.42	22.8
43	23.72	21.97	23.38
44	24.35	22.55	24
45	25.01	23.17	24.65
46	25.71	23.83	25.34
47	26.45	24.52	26.08
48	27.24	25.25	26.86
49	28.08	26.02	27.69
50	28.99	26.84	28.57
51	29.95	27.71	29.52
52	30.97	28.63	30.52

Issue Age	Male	Female	Unisex
53	32.06	29.61	31.59
54	33.22	30.65	32.73
55	34.46	31.75	33.94
56	35.78	32.91	35.23
57	37.19	34.16	36.6
58	38.69	35.48	38.07
59	40.29	36.89	39.63
60	42	38.39	41.3
61	43.82	39.99	43.08
62	45.77	41.69	44.98
63	47.85	43.51	47.01
64	50.06	45.45	49.17
65	52.42	47.52	51.47
66	54.95	49.74	53.94
67	57.66	52.1	56.58
68	57.74	54.63	57.77
69	57.65	57.34	57.68
70	57.56	57.75	57.6
71	57.48	57.67	57.52
72	57.4	57.58	57.43
73	57.32	57.49	57.35
74	57.24	57.4	57.27
75	57.16	57.3	57.18
76	57.07	57.2	57.09
77	56.96	57.1	56.99
78	56.85	56.99	56.88
79	56.73	56.88	56.76
80	56.62	56.77	56.65
81	56.5	56.67	56.53
82	56.37	56.58	56.41
83	56.28	56.49	56.32
84	56.2	56.41	56.25
85	56.16	56.36	56.2

APPENDIX B – SURRENDER CHARGE PERCENTAGE TABLE
Male
Policy Year

Issue Age	1	2	3	4	5	6	7	8	9	10	11
0	100.0%	99.5%	98.9%	98.3%	97.7%	82.6%	67.6%	52.7%	34.3%	9.9%	0.0%
1	100.0%	99.4%	98.8%	98.2%	97.7%	82.5%	67.5%	52.7%	34.2%	9.9%	0.0%
2	100.0%	99.4%	98.7%	98.2%	97.5%	82.5%	67.4%	52.6%	34.2%	9.9%	0.0%
3	100.0%	99.4%	98.7%	98.2%	97.5%	82.4%	67.4%	52.5%	34.2%	9.9%	0.0%
4	100.0%	99.4%	98.8%	98.1%	97.5%	82.3%	67.3%	52.5%	34.1%	9.9%	0.0%
5	100.0%	99.3%	98.7%	98.1%	97.3%	82.2%	67.2%	52.4%	34.1%	9.9%	0.0%
6	100.0%	99.3%	98.7%	98.0%	97.3%	82.2%	67.1%	52.4%	34.0%	9.8%	0.0%
7	100.0%	99.3%	98.6%	97.9%	97.2%	82.0%	67.1%	52.3%	34.0%	9.8%	0.0%
8	100.0%	99.3%	98.6%	97.9%	97.1%	81.9%	67.0%	52.3%	33.9%	9.8%	0.0%
9	100.0%	99.3%	98.6%	97.8%	97.1%	81.9%	66.9%	52.2%	33.9%	9.8%	0.0%
10	100.0%	99.3%	98.5%	97.8%	97.0%	81.9%	66.9%	52.1%	33.8%	9.8%	0.0%
11	100.0%	99.2%	98.5%	97.7%	97.0%	81.9%	66.8%	52.1%	33.8%	9.8%	0.0%
12	100.0%	99.1%	98.4%	97.7%	96.9%	81.8%	66.8%	52.0%	33.8%	9.8%	0.0%
13	100.0%	99.2%	98.4%	97.6%	96.9%	81.7%	66.7%	52.0%	33.7%	9.8%	0.0%
14	100.0%	99.2%	98.4%	97.7%	96.9%	81.7%	66.7%	52.0%	33.7%	9.7%	0.0%
15	100.0%	99.2%	98.4%	97.6%	96.8%	81.6%	66.6%	51.9%	33.7%	9.7%	0.0%
16	100.0%	99.2%	98.4%	97.6%	96.8%	81.5%	66.6%	51.9%	33.6%	9.7%	0.0%
17	100.0%	99.1%	98.4%	97.6%	96.7%	81.4%	66.5%	51.8%	33.6%	9.7%	0.0%
18	100.0%	99.1%	98.3%	97.5%	96.6%	81.4%	66.4%	51.7%	33.5%	9.7%	0.0%
19	100.0%	99.2%	98.3%	97.4%	96.6%	81.3%	66.4%	51.6%	33.4%	9.6%	0.0%
20	100.0%	99.1%	98.2%	97.3%	96.5%	81.2%	66.2%	51.5%	33.3%	9.6%	0.0%
21	100.0%	99.1%	98.2%	97.3%	96.4%	81.2%	66.2%	51.4%	33.3%	9.6%	0.0%
22	100.0%	99.1%	98.2%	97.2%	96.2%	81.0%	66.0%	51.3%	33.2%	9.6%	0.0%
23	100.0%	99.0%	98.1%	97.1%	96.2%	80.9%	65.9%	51.2%	33.1%	9.5%	0.0%
24	100.0%	99.0%	98.0%	97.1%	96.0%	80.8%	65.8%	51.1%	33.0%	9.5%	0.0%
25	100.0%	99.0%	98.0%	96.9%	95.9%	80.7%	65.7%	51.0%	33.0%	9.5%	0.0%
26	100.0%	98.9%	97.9%	96.8%	95.8%	80.4%	65.5%	50.8%	32.9%	9.5%	0.0%
27	100.0%	98.9%	97.8%	96.7%	95.7%	80.4%	65.4%	50.7%	32.8%	9.4%	0.0%
28	100.0%	98.8%	97.8%	96.6%	95.5%	80.2%	65.2%	50.6%	32.7%	9.4%	0.0%
29	100.0%	98.9%	97.7%	96.6%	95.4%	80.1%	65.2%	50.5%	32.6%	9.4%	0.0%
30	100.0%	98.8%	97.6%	96.5%	95.3%	79.9%	65.0%	50.4%	32.5%	9.4%	0.0%
31	100.0%	98.8%	97.6%	96.4%	95.1%	79.8%	64.9%	50.3%	32.4%	9.3%	0.0%
32	100.0%	98.8%	97.6%	96.3%	95.1%	79.7%	64.8%	50.2%	32.4%	9.3%	0.0%
33	100.0%	98.7%	97.5%	96.2%	94.9%	79.6%	64.6%	50.1%	32.3%	9.3%	0.0%
34	100.0%	98.7%	97.4%	96.1%	94.8%	79.5%	64.5%	49.9%	32.2%	9.2%	0.0%
35	100.0%	98.7%	97.4%	96.0%	94.7%	79.3%	64.3%	49.8%	32.1%	9.2%	0.0%
36	100.0%	98.6%	97.3%	95.9%	94.5%	79.1%	64.2%	49.7%	32.0%	9.2%	0.0%
37	100.0%	98.6%	97.2%	95.8%	94.4%	79.0%	64.1%	49.5%	31.9%	9.1%	0.0%
38	100.0%	98.6%	97.1%	95.7%	94.2%	78.9%	63.8%	49.3%	31.8%	9.1%	0.0%
39	100.0%	98.5%	97.1%	95.6%	94.1%	78.7%	63.7%	49.2%	31.6%	9.0%	0.0%
40	100.0%	98.5%	97.0%	95.5%	93.9%	78.5%	63.5%	49.0%	31.5%	9.0%	0.0%
41	100.0%	98.4%	96.8%	95.3%	93.7%	78.3%	63.3%	48.8%	31.3%	8.9%	0.0%
42	100.0%	98.4%	96.8%	95.2%	93.5%	78.0%	63.1%	48.6%	31.2%	8.9%	0.0%
43	100.0%	98.3%	96.7%	95.0%	93.3%	77.9%	62.8%	48.3%	31.0%	8.8%	0.0%
44	100.0%	98.3%	96.5%	94.8%	93.0%	77.5%	62.6%	48.1%	30.8%	8.8%	0.0%
45	100.0%	98.2%	96.4%	94.6%	92.8%	77.3%	62.3%	47.9%	30.6%	8.7%	0.0%
46	100.0%	98.1%	96.3%	94.4%	92.5%	77.0%	62.0%	47.6%	30.5%	8.7%	0.0%
47	100.0%	98.1%	96.2%	94.2%	92.2%	76.8%	61.7%	47.4%	30.3%	8.6%	0.0%
48	100.0%	98.0%	96.0%	94.0%	92.0%	76.4%	61.5%	47.1%	30.1%	8.5%	0.0%

Issue Age	1	2	3	4	5	6	7	8	9	10	11
49	100.0%	98.0%	95.9%	93.8%	91.7%	76.2%	61.2%	46.9%	29.9%	8.5%	0.0%
50	100.0%	97.8%	95.7%	93.6%	91.4%	75.8%	60.9%	46.6%	29.7%	8.4%	0.0%
51	100.0%	97.8%	95.6%	93.4%	91.1%	75.5%	60.6%	46.3%	29.5%	8.3%	0.0%
52	100.0%	97.7%	95.4%	93.1%	90.8%	75.2%	60.3%	46.0%	29.3%	8.3%	0.0%
53	100.0%	97.6%	95.3%	92.9%	90.5%	74.9%	59.9%	45.8%	29.1%	8.2%	0.0%
54	100.0%	97.5%	95.1%	92.7%	90.2%	74.5%	59.6%	45.4%	28.8%	8.1%	0.0%
55	100.0%	97.5%	94.9%	92.4%	89.9%	74.2%	59.3%	45.2%	28.6%	8.1%	0.0%
56	100.0%	97.4%	94.8%	92.2%	89.5%	73.9%	58.9%	44.9%	28.4%	8.0%	0.0%
57	100.0%	97.3%	94.6%	91.9%	89.2%	73.4%	58.6%	44.6%	28.2%	7.9%	0.0%
58	100.0%	97.2%	94.4%	91.6%	88.8%	73.1%	58.2%	44.2%	27.9%	7.9%	0.0%
59	100.0%	97.1%	94.2%	91.3%	88.5%	72.8%	57.9%	43.9%	27.7%	7.8%	0.0%
60	100.0%	97.0%	94.0%	91.1%	88.1%	72.3%	57.5%	43.6%	27.4%	7.7%	0.0%
61	100.0%	96.9%	93.9%	90.8%	87.7%	72.0%	57.1%	43.2%	27.2%	7.6%	0.0%
62	100.0%	96.8%	93.6%	90.5%	87.3%	71.6%	56.7%	42.8%	26.9%	7.5%	0.0%
63	100.0%	96.7%	93.4%	90.2%	86.9%	71.1%	56.3%	42.4%	26.6%	7.4%	0.0%
64	100.0%	96.6%	93.2%	89.8%	86.5%	70.6%	55.8%	42.0%	26.3%	7.3%	0.0%
65	100.0%	96.5%	93.0%	89.5%	86.0%	70.1%	55.4%	41.6%	26.0%	7.2%	0.0%
66	100.0%	96.3%	92.7%	89.1%	85.5%	69.6%	54.9%	41.2%	25.7%	7.2%	0.0%
67	100.0%	96.2%	92.4%	88.7%	85.0%	69.1%	54.4%	40.8%	25.4%	7.1%	0.0%
68	100.0%	96.1%	92.2%	88.3%	84.5%	68.6%	53.9%	40.4%	25.1%	7.0%	0.0%
69	100.0%	95.9%	91.9%	87.9%	84.0%	68.1%	53.5%	39.9%	24.8%	6.9%	0.0%
70	100.0%	95.8%	91.6%	87.5%	83.5%	67.7%	53.0%	39.5%	24.5%	6.8%	0.0%
71	100.0%	95.6%	91.4%	87.2%	83.1%	67.2%	52.5%	39.1%	24.2%	6.7%	0.0%
72	100.0%	95.5%	91.1%	86.8%	82.6%	66.6%	52.0%	38.7%	23.9%	6.6%	0.0%
73	100.0%	95.4%	90.9%	86.4%	82.1%	66.1%	51.5%	38.2%	23.5%	6.4%	0.0%
74	100.0%	95.2%	90.6%	86.0%	81.5%	65.5%	50.9%	37.7%	23.2%	6.3%	0.0%
75	100.0%	95.1%	90.3%	85.6%	80.9%	64.9%	50.3%	37.1%	22.8%	6.2%	0.0%
76	100.0%	94.9%	89.9%	85.0%	80.3%	64.3%	49.7%	36.6%	22.5%	6.1%	0.0%
77	100.0%	94.7%	89.6%	84.5%	79.6%	63.6%	49.1%	36.2%	22.1%	6.0%	0.0%
78	100.0%	94.5%	89.2%	84.0%	78.9%	63.0%	48.6%	35.7%	21.9%	6.0%	0.0%
79	100.0%	94.3%	88.8%	83.5%	78.3%	62.4%	48.1%	35.4%	21.7%	5.9%	0.0%
80	100.0%	94.1%	88.4%	83.0%	77.7%	61.9%	47.7%	35.1%	21.5%	5.9%	0.0%
81	100.0%	93.9%	88.1%	82.5%	77.3%	61.5%	47.4%	34.9%	21.5%	5.9%	0.0%
82	100.0%	93.8%	87.9%	82.2%	77.0%	61.3%	47.3%	34.9%	21.6%	5.9%	0.0%
83	100.0%	93.6%	87.7%	82.0%	76.8%	61.3%	47.4%	35.1%	21.7%	6.0%	0.0%
84	100.0%	93.6%	87.6%	82.0%	76.9%	61.5%	47.7%	35.4%	22.0%	6.1%	0.0%
85	100.0%	93.5%	87.6%	82.2%	77.2%	61.9%	48.2%	35.9%	22.3%	6.2%	0.0%

Female
Policy Year

Issue Age	1	2	3	4	5	6	7	8	9	10	11
0	100.0%	99.5%	99.0%	98.5%	97.9%	82.8%	67.8%	53.0%	34.5%	10.0%	0.0%
1	100.0%	99.4%	98.9%	98.3%	97.8%	82.6%	67.7%	52.9%	34.4%	10.0%	0.0%
2	100.0%	99.4%	98.9%	98.3%	97.8%	82.6%	67.6%	52.8%	34.3%	9.9%	0.0%
3	100.0%	99.4%	98.9%	98.3%	97.7%	82.5%	67.6%	52.7%	34.3%	9.9%	0.0%
4	100.0%	99.4%	98.8%	98.2%	97.6%	82.5%	67.6%	52.7%	34.2%	9.9%	0.0%
5	100.0%	99.4%	98.8%	98.2%	97.6%	82.5%	67.5%	52.7%	34.2%	9.9%	0.0%
6	100.0%	99.4%	98.8%	98.2%	97.6%	82.4%	67.4%	52.6%	34.2%	9.9%	0.0%
7	100.0%	99.4%	98.7%	98.2%	97.5%	82.4%	67.3%	52.5%	34.2%	9.9%	0.0%
8	100.0%	99.3%	98.7%	98.1%	97.4%	82.2%	67.3%	52.5%	34.1%	9.9%	0.0%
9	100.0%	99.3%	98.7%	98.0%	97.4%	82.2%	67.2%	52.4%	34.1%	9.9%	0.0%
10	100.0%	99.3%	98.7%	98.0%	97.3%	82.1%	67.1%	52.4%	34.0%	9.8%	0.0%
11	100.0%	99.2%	98.6%	97.9%	97.2%	82.0%	67.1%	52.3%	33.9%	9.8%	0.0%
12	100.0%	99.3%	98.6%	97.9%	97.2%	81.9%	67.0%	52.2%	33.9%	9.8%	0.0%
13	100.0%	99.2%	98.5%	97.8%	97.0%	81.9%	66.9%	52.1%	33.9%	9.8%	0.0%
14	100.0%	99.3%	98.5%	97.8%	97.1%	81.9%	66.9%	52.1%	33.8%	9.8%	0.0%
15	100.0%	99.3%	98.5%	97.8%	97.0%	81.8%	66.9%	52.0%	33.8%	9.8%	0.0%
16	100.0%	99.2%	98.5%	97.7%	96.9%	81.7%	66.7%	52.0%	33.7%	9.7%	0.0%
17	100.0%	99.2%	98.4%	97.7%	96.9%	81.6%	66.6%	51.9%	33.7%	9.7%	0.0%
18	100.0%	99.2%	98.4%	97.6%	96.7%	81.4%	66.5%	51.8%	33.6%	9.7%	0.0%
19	100.0%	99.1%	98.3%	97.5%	96.6%	81.3%	66.4%	51.7%	33.5%	9.7%	0.0%
20	100.0%	99.2%	98.3%	97.5%	96.6%	81.3%	66.4%	51.6%	33.5%	9.7%	0.0%
21	100.0%	99.1%	98.3%	97.4%	96.5%	81.3%	66.3%	51.5%	33.4%	9.6%	0.0%
22	100.0%	99.1%	98.2%	97.3%	96.4%	81.1%	66.2%	51.4%	33.3%	9.6%	0.0%
23	100.0%	99.1%	98.1%	97.2%	96.2%	81.0%	66.0%	51.3%	33.2%	9.6%	0.0%
24	100.0%	99.0%	98.1%	97.1%	96.2%	80.9%	65.9%	51.3%	33.2%	9.6%	0.0%
25	100.0%	99.0%	98.0%	97.1%	96.1%	80.8%	65.8%	51.2%	33.1%	9.5%	0.0%
26	100.0%	99.0%	98.0%	97.0%	95.9%	80.7%	65.7%	51.0%	33.0%	9.5%	0.0%
27	100.0%	98.9%	97.9%	96.9%	95.9%	80.6%	65.6%	50.9%	32.9%	9.5%	0.0%
28	100.0%	98.9%	97.8%	96.8%	95.7%	80.4%	65.5%	50.8%	32.8%	9.5%	0.0%
29	100.0%	98.9%	97.9%	96.8%	95.7%	80.3%	65.4%	50.7%	32.8%	9.4%	0.0%
30	100.0%	98.9%	97.7%	96.6%	95.5%	80.2%	65.2%	50.6%	32.7%	9.4%	0.0%
31	100.0%	98.9%	97.7%	96.6%	95.4%	80.1%	65.1%	50.5%	32.6%	9.4%	0.0%
32	100.0%	98.8%	97.6%	96.4%	95.2%	79.9%	65.0%	50.3%	32.5%	9.3%	0.0%
33	100.0%	98.8%	97.6%	96.4%	95.1%	79.8%	64.8%	50.2%	32.4%	9.3%	0.0%
34	100.0%	98.7%	97.5%	96.3%	95.0%	79.6%	64.8%	50.1%	32.3%	9.3%	0.0%
35	100.0%	98.7%	97.5%	96.2%	94.9%	79.6%	64.5%	50.0%	32.2%	9.3%	0.0%
36	100.0%	98.7%	97.4%	96.1%	94.8%	79.4%	64.4%	49.8%	32.1%	9.2%	0.0%
37	100.0%	98.6%	97.3%	96.0%	94.6%	79.2%	64.3%	49.7%	32.0%	9.2%	0.0%
38	100.0%	98.6%	97.2%	95.8%	94.4%	79.1%	64.1%	49.5%	31.9%	9.1%	0.0%
39	100.0%	98.6%	97.2%	95.7%	94.3%	78.9%	63.9%	49.3%	31.8%	9.1%	0.0%
40	100.0%	98.5%	97.1%	95.6%	94.1%	78.7%	63.7%	49.2%	31.6%	9.1%	0.0%
41	100.0%	98.5%	97.0%	95.5%	93.9%	78.5%	63.5%	49.0%	31.5%	9.0%	0.0%
42	100.0%	98.5%	96.9%	95.3%	93.7%	78.3%	63.3%	48.8%	31.3%	9.0%	0.0%
43	100.0%	98.4%	96.8%	95.1%	93.5%	78.0%	63.1%	48.6%	31.2%	8.9%	0.0%
44	100.0%	98.4%	96.7%	95.0%	93.3%	77.9%	62.9%	48.4%	31.0%	8.9%	0.0%
45	100.0%	98.3%	96.5%	94.8%	93.0%	77.6%	62.7%	48.2%	30.9%	8.8%	0.0%
46	100.0%	98.2%	96.4%	94.6%	92.8%	77.4%	62.4%	48.0%	30.7%	8.8%	0.0%
47	100.0%	98.2%	96.3%	94.5%	92.6%	77.1%	62.2%	47.8%	30.6%	8.7%	0.0%
48	100.0%	98.1%	96.2%	94.3%	92.4%	76.8%	61.9%	47.5%	30.4%	8.7%	0.0%
49	100.0%	98.1%	96.1%	94.1%	92.1%	76.6%	61.7%	47.3%	30.2%	8.6%	0.0%
50	100.0%	98.0%	96.0%	94.0%	91.9%	76.3%	61.4%	47.1%	30.0%	8.5%	0.0%

Issue Age	1	2	3	4	5	6	7	8	9	10	11
51	100.0%	97.9%	95.8%	93.7%	91.6%	76.1%	61.1%	46.8%	29.8%	8.5%	0.0%
52	100.0%	97.9%	95.7%	93.5%	91.4%	75.7%	60.8%	46.6%	29.7%	8.4%	0.0%
53	100.0%	97.8%	95.6%	93.3%	91.0%	75.5%	60.6%	46.3%	29.4%	8.3%	0.0%
54	100.0%	97.7%	95.4%	93.1%	90.7%	75.1%	60.2%	46.0%	29.2%	8.3%	0.0%
55	100.0%	97.6%	95.2%	92.8%	90.4%	74.8%	59.9%	45.7%	29.0%	8.2%	0.0%
56	100.0%	97.5%	95.1%	92.6%	90.1%	74.5%	59.6%	45.4%	28.8%	8.1%	0.0%
57	100.0%	97.4%	94.9%	92.4%	89.8%	74.1%	59.2%	45.2%	28.6%	8.1%	0.0%
58	100.0%	97.4%	94.7%	92.1%	89.5%	73.8%	58.9%	44.8%	28.4%	8.0%	0.0%
59	100.0%	97.3%	94.6%	91.9%	89.1%	73.4%	58.6%	44.5%	28.2%	7.9%	0.0%
60	100.0%	97.2%	94.4%	91.6%	88.8%	73.1%	58.2%	44.2%	27.9%	7.9%	0.0%
61	100.0%	97.1%	94.2%	91.3%	88.4%	72.7%	57.8%	43.9%	27.7%	7.8%	0.0%
62	100.0%	97.0%	94.0%	91.1%	88.1%	72.3%	57.5%	43.6%	27.4%	7.7%	0.0%
63	100.0%	96.9%	93.8%	90.8%	87.7%	71.9%	57.1%	43.2%	27.2%	7.6%	0.0%
64	100.0%	96.8%	93.6%	90.5%	87.3%	71.6%	56.7%	42.8%	26.9%	7.5%	0.0%
65	100.0%	96.7%	93.4%	90.2%	86.9%	71.1%	56.3%	42.5%	26.6%	7.4%	0.0%
66	100.0%	96.6%	93.2%	89.8%	86.5%	70.6%	55.9%	42.1%	26.4%	7.3%	0.0%
67	100.0%	96.5%	93.0%	89.5%	86.0%	70.2%	55.4%	41.6%	26.0%	7.2%	0.0%
68	100.0%	96.3%	92.7%	89.2%	85.6%	69.7%	55.0%	41.3%	25.7%	7.1%	0.0%
69	100.0%	96.2%	92.5%	88.8%	85.1%	69.2%	54.5%	40.8%	25.4%	7.0%	0.0%
70	100.0%	96.1%	92.2%	88.4%	84.6%	68.7%	53.9%	40.3%	25.1%	6.9%	0.0%
71	100.0%	95.9%	91.9%	88.0%	84.0%	68.1%	53.4%	39.8%	24.7%	6.8%	0.0%
72	100.0%	95.8%	91.7%	87.5%	83.5%	67.6%	52.9%	39.4%	24.4%	6.7%	0.0%
73	100.0%	95.6%	91.4%	87.1%	82.9%	67.0%	52.3%	38.9%	24.0%	6.6%	0.0%
74	100.0%	95.5%	91.0%	86.6%	82.3%	66.4%	51.7%	38.4%	23.7%	6.5%	0.0%
75	100.0%	95.3%	90.7%	86.2%	81.7%	65.7%	51.2%	37.9%	23.4%	6.4%	0.0%
76	100.0%	95.1%	90.4%	85.7%	81.1%	65.1%	50.6%	37.4%	23.0%	6.3%	0.0%
77	100.0%	95.0%	90.0%	85.2%	80.5%	64.5%	50.1%	37.0%	22.7%	6.2%	0.0%
78	100.0%	94.8%	89.7%	84.7%	79.9%	63.9%	49.6%	36.6%	22.5%	6.2%	0.0%
79	100.0%	94.6%	89.4%	84.3%	79.4%	63.4%	49.1%	36.2%	22.2%	6.1%	0.0%
80	100.0%	94.4%	89.0%	83.8%	78.8%	63.0%	48.7%	35.9%	22.0%	6.0%	0.0%
81	100.0%	94.3%	88.8%	83.5%	78.4%	62.6%	48.4%	35.6%	21.9%	6.0%	0.0%
82	100.0%	94.1%	88.5%	83.1%	78.1%	62.2%	48.1%	35.5%	21.8%	6.0%	0.0%
83	100.0%	94.0%	88.3%	82.9%	77.8%	62.1%	48.0%	35.3%	21.7%	5.9%	0.0%
84	100.0%	93.9%	88.2%	82.7%	77.6%	61.9%	47.8%	35.3%	21.7%	5.9%	0.0%
85	100.0%	93.8%	88.0%	82.6%	77.5%	61.8%	47.7%	35.3%	21.6%	5.9%	0.0%

Unisex
Policy Year

Issue Age	1	2	3	4	5	6	7	8	9	10	11
0	100.0%	99.5%	98.9%	98.3%	97.7%	82.5%	67.6%	52.8%	34.3%	9.9%	0.0%
1	100.0%	99.5%	98.9%	98.3%	97.7%	82.5%	67.6%	52.7%	34.3%	9.9%	0.0%
2	100.0%	99.4%	98.8%	98.2%	97.6%	82.5%	67.5%	52.6%	34.2%	9.9%	0.0%
3	100.0%	99.4%	98.7%	98.2%	97.5%	82.4%	67.3%	52.6%	34.2%	9.9%	0.0%
4	100.0%	99.3%	98.7%	98.1%	97.5%	82.3%	67.3%	52.5%	34.1%	9.9%	0.0%
5	100.0%	99.3%	98.7%	98.0%	97.4%	82.3%	67.3%	52.4%	34.1%	9.9%	0.0%
6	100.0%	99.3%	98.6%	98.0%	97.4%	82.1%	67.1%	52.4%	34.0%	9.8%	0.0%
7	100.0%	99.3%	98.6%	98.0%	97.3%	82.1%	67.1%	52.3%	34.0%	9.8%	0.0%
8	100.0%	99.3%	98.6%	97.9%	97.2%	82.0%	67.1%	52.3%	33.9%	9.8%	0.0%
9	100.0%	99.3%	98.6%	97.8%	97.1%	81.9%	67.0%	52.2%	33.9%	9.8%	0.0%
10	100.0%	99.3%	98.5%	97.8%	97.1%	81.9%	66.9%	52.2%	33.9%	9.8%	0.0%
11	100.0%	99.3%	98.5%	97.8%	97.0%	81.9%	66.9%	52.1%	33.9%	9.8%	0.0%
12	100.0%	99.2%	98.5%	97.7%	97.0%	81.9%	66.8%	52.1%	33.8%	9.8%	0.0%
13	100.0%	99.2%	98.4%	97.7%	97.0%	81.8%	66.8%	52.0%	33.8%	9.8%	0.0%
14	100.0%	99.2%	98.4%	97.7%	96.9%	81.7%	66.7%	52.0%	33.7%	9.8%	0.0%
15	100.0%	99.2%	98.5%	97.7%	96.9%	81.6%	66.7%	51.9%	33.7%	9.7%	0.0%
16	100.0%	99.1%	98.3%	97.6%	96.8%	81.6%	66.6%	51.9%	33.6%	9.7%	0.0%
17	100.0%	99.2%	98.4%	97.5%	96.8%	81.5%	66.5%	51.8%	33.6%	9.7%	0.0%
18	100.0%	99.2%	98.4%	97.6%	96.7%	81.4%	66.5%	51.8%	33.5%	9.7%	0.0%
19	100.0%	99.1%	98.3%	97.5%	96.6%	81.3%	66.4%	51.6%	33.4%	9.7%	0.0%
20	100.0%	99.1%	98.2%	97.4%	96.4%	81.3%	66.2%	51.5%	33.4%	9.6%	0.0%
21	100.0%	99.1%	98.2%	97.3%	96.4%	81.1%	66.2%	51.4%	33.3%	9.6%	0.0%
22	100.0%	99.0%	98.1%	97.2%	96.3%	81.0%	66.0%	51.3%	33.2%	9.6%	0.0%
23	100.0%	99.1%	98.1%	97.2%	96.2%	80.9%	65.9%	51.3%	33.2%	9.6%	0.0%
24	100.0%	99.0%	98.0%	97.1%	96.0%	80.8%	65.8%	51.1%	33.0%	9.5%	0.0%
25	100.0%	99.0%	98.0%	97.0%	95.9%	80.7%	65.7%	51.0%	33.0%	9.5%	0.0%
26	100.0%	99.0%	97.9%	96.9%	95.9%	80.6%	65.6%	50.9%	32.9%	9.5%	0.0%
27	100.0%	98.9%	97.8%	96.8%	95.7%	80.4%	65.5%	50.8%	32.8%	9.5%	0.0%
28	100.0%	98.9%	97.8%	96.6%	95.5%	80.2%	65.2%	50.7%	32.7%	9.4%	0.0%
29	100.0%	98.8%	97.7%	96.6%	95.4%	80.2%	65.1%	50.5%	32.7%	9.4%	0.0%
30	100.0%	98.9%	97.7%	96.5%	95.3%	80.0%	65.0%	50.4%	32.6%	9.4%	0.0%
31	100.0%	98.8%	97.6%	96.4%	95.2%	79.9%	64.9%	50.3%	32.5%	9.3%	0.0%
32	100.0%	98.7%	97.5%	96.3%	95.1%	79.7%	64.8%	50.2%	32.4%	9.3%	0.0%
33	100.0%	98.7%	97.5%	96.2%	95.0%	79.6%	64.6%	50.1%	32.3%	9.3%	0.0%
34	100.0%	98.7%	97.4%	96.2%	94.8%	79.5%	64.5%	49.9%	32.2%	9.2%	0.0%
35	100.0%	98.7%	97.4%	96.0%	94.7%	79.4%	64.4%	49.8%	32.1%	9.2%	0.0%
36	100.0%	98.6%	97.3%	95.9%	94.6%	79.1%	64.2%	49.7%	32.0%	9.2%	0.0%
37	100.0%	98.6%	97.2%	95.9%	94.4%	79.1%	64.1%	49.6%	31.9%	9.1%	0.0%
38	100.0%	98.6%	97.2%	95.8%	94.3%	78.9%	63.9%	49.4%	31.8%	9.1%	0.0%
39	100.0%	98.5%	97.1%	95.6%	94.1%	78.7%	63.7%	49.2%	31.6%	9.1%	0.0%
40	100.0%	98.5%	97.0%	95.5%	94.0%	78.5%	63.6%	49.0%	31.5%	9.0%	0.0%
41	100.0%	98.5%	96.9%	95.3%	93.7%	78.3%	63.4%	48.8%	31.4%	9.0%	0.0%
42	100.0%	98.4%	96.8%	95.2%	93.5%	78.1%	63.1%	48.6%	31.2%	8.9%	0.0%
43	100.0%	98.4%	96.7%	95.0%	93.3%	77.9%	62.9%	48.4%	31.0%	8.9%	0.0%
44	100.0%	98.3%	96.6%	94.8%	93.1%	77.6%	62.7%	48.2%	30.9%	8.8%	0.0%
45	100.0%	98.2%	96.5%	94.7%	92.9%	77.4%	62.4%	48.0%	30.7%	8.7%	0.0%
46	100.0%	98.2%	96.4%	94.5%	92.6%	77.1%	62.1%	47.7%	30.5%	8.7%	0.0%
47	100.0%	98.1%	96.2%	94.3%	92.3%	76.8%	61.8%	47.5%	30.3%	8.6%	0.0%
48	100.0%	98.0%	96.0%	94.1%	92.1%	76.5%	61.5%	47.2%	30.1%	8.6%	0.0%
49	100.0%	97.9%	95.9%	93.8%	91.8%	76.2%	61.3%	47.0%	30.0%	8.5%	0.0%
50	100.0%	97.9%	95.8%	93.6%	91.5%	75.9%	61.0%	46.7%	29.8%	8.4%	0.0%

Issue Age	1	2	3	4	5	6	7	8	9	10	11
51	100.0%	97.8%	95.6%	93.4%	91.2%	75.6%	60.7%	46.4%	29.6%	8.4%	0.0%
52	100.0%	97.7%	95.5%	93.2%	90.9%	75.3%	60.4%	46.1%	29.3%	8.3%	0.0%
53	100.0%	97.6%	95.3%	93.0%	90.6%	75.0%	60.1%	45.9%	29.1%	8.2%	0.0%
54	100.0%	97.6%	95.2%	92.7%	90.3%	74.6%	59.7%	45.5%	28.9%	8.2%	0.0%
55	100.0%	97.5%	95.0%	92.5%	90.0%	74.3%	59.4%	45.3%	28.7%	8.1%	0.0%
56	100.0%	97.4%	94.8%	92.2%	89.6%	74.0%	59.1%	44.9%	28.5%	8.0%	0.0%
57	100.0%	97.3%	94.6%	92.0%	89.3%	73.6%	58.7%	44.7%	28.3%	8.0%	0.0%
58	100.0%	97.2%	94.5%	91.7%	88.9%	73.3%	58.4%	44.3%	28.0%	7.9%	0.0%
59	100.0%	97.1%	94.3%	91.4%	88.6%	72.8%	58.0%	44.0%	27.8%	7.8%	0.0%
60	100.0%	97.0%	94.1%	91.2%	88.2%	72.5%	57.6%	43.7%	27.5%	7.7%	0.0%
61	100.0%	96.9%	93.9%	90.9%	87.9%	72.1%	57.3%	43.3%	27.3%	7.6%	0.0%
62	100.0%	96.8%	93.7%	90.6%	87.5%	71.7%	56.8%	43.0%	27.0%	7.5%	0.0%
63	100.0%	96.7%	93.5%	90.3%	87.1%	71.2%	56.4%	42.6%	26.7%	7.5%	0.0%
64	100.0%	96.6%	93.3%	90.0%	86.6%	70.8%	56.0%	42.2%	26.4%	7.4%	0.0%
65	100.0%	96.5%	93.1%	89.6%	86.2%	70.3%	55.5%	41.7%	26.1%	7.3%	0.0%
66	100.0%	96.4%	92.8%	89.2%	85.7%	69.9%	55.0%	41.4%	25.8%	7.2%	0.0%
67	100.0%	96.2%	92.5%	88.9%	85.2%	69.4%	54.6%	40.9%	25.5%	7.1%	0.0%
68	100.0%	96.1%	92.3%	88.5%	84.7%	68.9%	54.1%	40.5%	25.2%	7.0%	0.0%
69	100.0%	96.0%	92.0%	88.1%	84.2%	68.3%	53.6%	40.1%	24.9%	6.9%	0.0%
70	100.0%	95.8%	91.7%	87.7%	83.7%	67.8%	53.1%	39.7%	24.6%	6.8%	0.0%
71	100.0%	95.7%	91.5%	87.3%	83.2%	67.3%	52.6%	39.2%	24.3%	6.7%	0.0%
72	100.0%	95.6%	91.2%	87.0%	82.7%	66.8%	52.2%	38.8%	24.0%	6.6%	0.0%
73	100.0%	95.4%	91.0%	86.6%	82.2%	66.3%	51.7%	38.3%	23.6%	6.5%	0.0%
74	100.0%	95.3%	90.7%	86.1%	81.7%	65.7%	51.1%	37.8%	23.3%	6.4%	0.0%
75	100.0%	95.1%	90.4%	85.7%	81.1%	65.0%	50.5%	37.3%	22.9%	6.3%	0.0%
76	100.0%	95.0%	90.0%	85.2%	80.4%	64.4%	49.9%	36.8%	22.6%	6.2%	0.0%
77	100.0%	94.8%	89.7%	84.7%	79.8%	63.8%	49.3%	36.3%	22.3%	6.1%	0.0%
78	100.0%	94.6%	89.3%	84.1%	79.1%	63.2%	48.7%	35.9%	22.0%	6.0%	0.0%
79	100.0%	94.4%	88.9%	83.6%	78.5%	62.6%	48.3%	35.5%	21.8%	6.0%	0.0%
80	100.0%	94.2%	88.6%	83.1%	78.0%	62.1%	47.9%	35.3%	21.6%	5.9%	0.0%
81	100.0%	94.0%	88.2%	82.7%	77.5%	61.7%	47.6%	35.1%	21.6%	5.9%	0.0%
82	100.0%	93.8%	88.0%	82.4%	77.2%	61.5%	47.5%	35.1%	21.6%	6.0%	0.0%
83	100.0%	93.7%	87.8%	82.2%	77.0%	61.5%	47.5%	35.2%	21.7%	6.0%	0.0%
84	100.0%	93.6%	87.7%	82.2%	77.1%	61.5%	47.7%	35.4%	21.9%	6.1%	0.0%
85	100.0%	93.6%	87.7%	82.3%	77.3%	61.9%	48.2%	35.8%	22.2%	6.1%	0.0%

APPENDIX C – TARGET PREMIUM RATES

TARGET PREMIUM RATES (per $1,000 of Face Amount)

Issue Age	Male	Female	Unisex	Issue Age	Male	Female	Unisex
0	2.85	2.85	2.85	43	15.49	14.05	15.20
1	2.85	2.85	2.85	44	16.19	14.72	15.90
2	2.85	2.85	2.85	45	16.91	15.41	16.61
3	2.85	2.85	2.85	46	17.77	16.21	17.46
4	2.85	2.85	2.85	47	18.63	17.01	18.31
5	2.85	2.85	2.85	48	19.49	17.81	19.15
6	2.85	2.85	2.85	49	20.35	18.61	20.00
7	2.85	2.85	2.85	50	21.21	19.41	20.85
8	2.85	2.85	2.85	51	22.07	20.21	21.70
9	2.85	2.85	2.85	52	22.93	21.01	22.55
10	2.85	2.85	2.85	53	23.79	21.81	23.39
11	3.00	3.00	3.00	54	24.65	22.61	24.24
12	3.14	3.14	3.14	55	25.54	23.40	25.11
13	3.28	3.28	3.28	56	26.45	23.95	25.95
14	3.42	3.41	3.42	57	27.36	24.50	26.79
15	3.57	3.57	3.57	58	28.27	25.05	27.63
16	3.87	3.86	3.87	59	29.18	25.60	28.46
17	4.18	4.17	4.18	60	30.09	26.15	29.30
18	4.49	4.48	4.49	61	31.00	26.70	30.14
19	4.80	4.79	4.80	62	31.91	27.25	30.98
20	5.11	5.08	5.10	63	32.82	27.80	31.82
21	5.14	5.10	5.13	64	33.73	28.35	32.65
22	5.16	5.15	5.16	65	34.60	28.88	33.46
23	5.17	5.16	5.17	66	34.94	29.44	33.84
24	5.19	5.19	5.19	67	35.27	30.01	34.22
25	5.22	5.21	5.22	68	35.61	30.56	34.60
26	5.69	5.56	5.66	69	35.94	31.11	34.97
27	6.16	5.91	6.11	70	36.29	31.68	35.37
28	6.63	6.26	6.56	71	36.80	32.24	35.89
29	7.10	6.61	7.00	72	37.32	32.79	36.41
30	7.57	6.96	7.45	73	37.84	33.34	36.94
31	8.04	7.31	7.89	74	38.37	33.92	37.48
32	8.51	7.66	8.34	75	38.89	34.47	38.01
33	8.98	8.01	8.79	76	40.19	35.62	39.28
34	9.45	8.36	9.23	77	41.49	36.78	40.55
35	9.89	8.69	9.65	78	42.78	37.93	41.81
36	10.59	9.36	10.34	79	44.08	39.09	43.08
37	11.29	10.03	11.04	80	45.37	40.23	44.34
38	11.99	10.70	11.73	81	46.67	41.38	45.61
39	12.69	11.37	12.43	82	47.97	42.54	46.88
40	13.39	12.04	13.12	83	49.26	43.69	48.15
41	14.09	12.71	13.81	84	50.56	44.85	49.42
42	14.79	13.38	14.51	85	51.85	45.99	50.68

APPENDIX D

APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)

Guideline Premium/Cash Value Corridor Test

Insured’s Attained Age	Percentage of Policy Value	Insured’s Attained Age	Percentage of Policy Value	Insured’s Attained Age	Percentage of Policy Value
0-40	250.00	53	164.00	66	119.00
41	243.00	54	157.00	67	118.00
42	236.00	55	150.00	68	117.00
43	229.00	56	146.00	69	116.00
44	222.00	57	142.00	70	115.00
45	215.00	58	138.00	71	113.00
46	209.00	59	134.00	72	111.00
47	203.00	60	130.00	73	109.00
48	197.00	61	128.00	74	107.00
49	191.00	62	126.00	75-90	105.00
50	185.00	63	124.00	91	104.00
51	178.00	64	122.00	92	103.00
52	171.00	65	120.00	93	102.00
				94+	101.00

Cash Value Accumulation Test (percentage of Surrender Value) – Male

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
0	1796.21%	1489.76%	1385.21%	1299.68%	1228.00%	1166.78%	1113.70%	1067.10%	1025.77%	988.79%	955.46%	925.22%	897.61%	872.30%	848.97%	827.40%
1	1735.20%	1440.70%	1340.20%	1257.97%	1189.05%	1130.17%	1079.11%	1034.29%	994.52%	958.94%	926.87%	897.76%	871.19%	846.82%	824.36%	803.59%
2	1672.75%	1389.67%	1293.05%	1213.99%	1147.72%	1091.10%	1042.00%	998.89%	960.65%	926.42%	895.57%	867.56%	842.00%	818.56%	796.95%	776.96%
3	1611.89%	1339.77%	1246.88%	1170.88%	1107.15%	1052.71%	1005.50%	964.04%	927.25%	894.34%	864.66%	837.72%	813.13%	790.58%	769.79%	750.56%
4	1552.65%	1291.07%	1201.76%	1128.68%	1067.41%	1015.06%	969.66%	929.79%	894.41%	862.76%	834.21%	808.30%	784.65%	762.95%	742.96%	724.46%
5	1495.27%	1243.80%	1157.94%	1087.68%	1028.77%	978.43%	934.77%	896.43%	862.41%	831.96%	804.51%	779.59%	756.84%	735.97%	716.74%	698.94%
6	1439.73%	1197.98%	1115.43%	1047.87%	991.23%	942.83%	900.84%	863.97%	831.26%	801.98%	775.57%	751.60%	729.72%	709.65%	691.15%	674.03%
7	1386.17%	1153.76%	1074.40%	1009.45%	954.98%	908.44%	868.07%	832.61%	801.15%	772.99%	747.59%	724.54%	703.50%	684.19%	666.40%	649.93%
8	1334.54%	1111.11%	1034.80%	972.35%	919.98%	875.23%	836.41%	802.31%	772.06%	744.97%	720.55%	698.38%	678.14%	659.57%	642.46%	626.62%
9	1284.61%	1069.80%	996.44%	936.39%	886.04%	843.01%	805.67%	772.89%	743.79%	717.75%	694.26%	672.94%	653.47%	635.61%	619.15%	603.92%
10	1236.49%	1029.97%	959.44%	901.71%	853.29%	811.91%	776.01%	744.48%	716.50%	691.46%	668.87%	648.36%	629.64%	612.46%	596.63%	581.98%
11	1190.13%	991.58%	923.76%	868.25%	821.69%	781.91%	747.39%	717.07%	690.16%	666.08%	644.35%	624.63%	606.63%	590.11%	574.88%	560.78%
12	1145.58%	954.69%	889.49%	836.11%	791.35%	753.09%	719.90%	690.74%	664.86%	641.70%	620.81%	601.84%	584.52%	568.63%	553.99%	540.43%
13	1102.87%	919.35%	856.67%	805.35%	762.30%	725.52%	693.60%	665.56%	640.67%	618.40%	598.30%	580.06%	563.40%	548.12%	534.03%	520.99%
14	1062.12%	885.70%	825.43%	776.09%	734.70%	699.32%	668.63%	641.66%	617.73%	596.30%	576.98%	559.43%	543.41%	528.70%	515.15%	502.61%
15	1023.49%	853.90%	795.95%	748.51%	708.72%	674.70%	645.18%	619.24%	596.23%	575.62%	557.02%	540.14%	524.73%	510.58%	497.54%	485.47%
16	987.24%	824.25%	768.55%	722.93%	684.67%	651.96%	623.56%	598.62%	576.48%	556.65%	538.76%	522.52%	507.68%	494.07%	481.52%	469.90%
17	953.41%	796.78%	743.24%	699.39%	662.60%	631.14%	603.83%	579.84%	558.53%	539.46%	522.24%	506.61%	492.33%	479.22%	467.14%	455.95%
18	922.06%	771.58%	720.13%	677.98%	642.61%	612.36%	586.09%	563.01%	542.51%	524.15%	507.58%	492.53%	478.78%	466.16%	454.52%	443.74%
19	892.56%	748.03%	698.59%	658.09%	624.08%	595.00%	569.74%	547.53%	527.81%	510.14%	494.20%	479.71%	466.47%	454.31%	443.10%	432.72%
20	864.00%	725.20%	677.70%	638.78%	606.10%	578.14%	553.85%	532.49%	513.52%	496.52%	481.18%	467.23%	454.49%	442.78%	431.99%	421.99%
21	836.40%	703.11%	657.49%	620.10%	588.69%	561.81%	538.47%	517.93%	499.69%	483.34%	468.57%	455.15%	442.89%	431.62%	421.23%	411.60%
22	809.65%	681.68%	637.87%	601.95%	571.77%	545.94%	523.50%	503.76%	486.22%	470.49%	456.29%	443.38%	431.58%	420.74%	410.73%	401.46%
23	783.74%	660.88%	618.81%	584.30%	555.32%	530.50%	508.94%	489.96%	473.10%	457.98%	444.32%	431.90%	420.55%	410.12%	400.49%	391.56%
24	758.62%	640.69%	600.29%	567.15%	539.31%	515.47%	494.75%	476.52%	460.31%	445.77%	432.64%	420.70%	409.78%	399.75%	390.48%	381.90%
25	734.27%	621.07%	582.29%	550.47%	523.74%	500.84%	480.93%	463.42%	447.84%	433.87%	421.25%	409.77%	399.27%	389.62%	380.71%	372.45%
26	710.66%	602.02%	564.79%	534.25%	508.57%	486.59%	467.47%	450.64%	435.67%	422.25%	410.12%	399.09%	389.00%	379.72%	371.15%	363.21%
27	687.64%	583.38%	547.64%	518.32%	493.67%	472.56%	454.20%	438.04%	423.66%	410.77%	399.11%	388.51%	378.81%	369.90%	361.66%	354.03%
28	665.14%	565.07%	530.77%	502.62%	478.96%	458.69%	441.06%	425.54%	411.73%	399.35%	388.15%	377.96%	368.64%	360.08%	352.16%	344.82%
29	643.14%	547.10%	514.18%	487.16%	464.45%	444.99%	428.06%	413.16%	399.90%	388.00%	377.24%	367.46%	358.51%	350.27%	342.67%	335.62%
30	621.71%	529.53%	497.93%	472.00%	450.20%	431.51%	415.26%	400.95%	388.21%	376.79%	366.46%	357.06%	348.46%	340.55%	333.24%	326.47%
31	600.86%	512.39%	482.06%	457.17%	436.24%	418.30%	402.70%	388.96%	376.73%	365.76%	355.84%	346.81%	338.55%	330.95%	323.93%	317.42%
32	580.71%	495.81%	466.69%	442.80%	422.71%	405.49%	390.51%	377.32%	365.58%	355.05%	345.52%	336.85%	328.92%	321.62%	314.88%	308.62%
33	561.30%	479.83%	451.89%	428.96%	409.68%	393.15%	378.78%	366.11%	354.84%	344.73%	335.58%	327.26%	319.64%	312.63%	306.15%	300.15%
34	542.63%	464.45%	437.64%	415.64%	397.14%	381.28%	367.48%	355.33%	344.51%	334.80%	326.02%	318.03%	310.72%	303.99%	297.77%	292.00%
35	524.66%	449.66%	423.94%	402.84%	385.08%	369.87%	356.63%	344.97%	334.59%	325.27%	316.84%	309.17%	302.15%	295.69%	289.72%	284.18%
36	507.37%	435.42%	410.76%	390.51%	373.48%	358.88%	346.18%	334.99%	325.03%	316.09%	308.01%	300.64%	293.91%	287.71%	281.98%	276.66%
37	490.79%	421.79%	398.13%	378.71%	362.38%	348.38%	336.20%	325.47%	315.92%	307.34%	299.58%	292.52%	286.06%	280.11%	274.61%	269.51%
38	474.85%	408.69%	386.00%	367.39%	351.73%	338.31%	326.63%	316.34%	307.18%	298.95%	291.51%	284.74%	278.54%	272.83%	267.56%	262.67%
39	459.55%	396.12%	374.38%	356.54%	341.53%	328.66%	317.47%	307.60%	298.82%	290.94%	283.81%	277.31%	271.37%	265.90%	260.84%	256.15%
40	444.84%	384.05%	363.22%	346.12%	331.74%	319.41%	308.68%	299.23%	290.82%	283.26%	276.43%	270.20%	264.51%	259.26%	254.42%	249.92%

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
41	430.72%	372.47%	352.51%	336.14%	322.36%	310.55%	300.28%	291.22%	283.17%	275.93%	269.38%	263.42%	257.97%	252.94%	248.30%	243.99%
42	417.13%	361.34%	342.22%	326.54%	313.35%	302.04%	292.20%	283.54%	275.82%	268.89%	262.63%	256.92%	251.69%	246.89%	242.44%	238.32%
43	404.02%	350.58%	332.28%	317.26%	304.64%	293.82%	284.40%	276.11%	268.72%	262.09%	256.10%	250.64%	245.64%	241.04%	236.78%	232.84%
44	391.27%	340.09%	322.57%	308.20%	296.12%	285.76%	276.75%	268.82%	261.75%	255.41%	249.67%	244.45%	239.67%	235.27%	231.20%	227.43%
45	378.88%	329.88%	313.10%	299.35%	287.79%	277.88%	269.26%	261.67%	254.92%	248.85%	243.37%	238.37%	233.80%	229.59%	225.70%	222.09%
46	366.85%	319.92%	303.87%	290.71%	279.65%	270.17%	261.93%	254.67%	248.21%	242.41%	237.17%	232.39%	228.02%	224.00%	220.29%	216.84%
47	355.15%	310.22%	294.86%	282.27%	271.69%	262.63%	254.74%	247.80%	241.63%	236.09%	231.07%	226.51%	222.34%	218.50%	214.94%	211.65%
48	343.78%	300.76%	286.06%	274.01%	263.89%	255.23%	247.69%	241.06%	235.15%	229.86%	225.07%	220.71%	216.72%	213.05%	209.66%	206.52%
49	332.72%	291.54%	277.47%	265.95%	256.27%	247.98%	240.78%	234.44%	228.80%	223.73%	219.16%	215.00%	211.19%	207.68%	204.44%	201.44%
50	321.98%	282.55%	269.09%	258.06%	248.81%	240.88%	234.00%	227.94%	222.55%	217.71%	213.34%	209.36%	205.73%	202.38%	199.29%	196.42%
51	311.57%	273.82%	260.94%	250.40%	241.55%	233.97%	227.39%	221.60%	216.45%	211.83%	207.65%	203.86%	200.38%	197.19%	194.24%	191.51%
52	301.51%	265.37%	253.05%	242.97%	234.50%	227.26%	220.97%	215.44%	210.52%	206.11%	202.12%	198.50%	195.18%	192.14%	189.32%	186.71%
53	291.79%	257.20%	245.42%	235.77%	227.68%	220.76%	214.75%	209.47%	204.77%	200.56%	196.76%	193.30%	190.13%	187.23%	184.54%	182.05%
54	282.41%	249.32%	238.04%	228.82%	221.09%	214.48%	208.74%	203.69%	199.21%	195.19%	191.56%	188.26%	185.24%	182.47%	179.91%	177.54%
55	273.37%	241.70%	230.92%	222.11%	214.72%	208.41%	202.92%	198.10%	193.82%	189.99%	186.53%	183.38%	180.50%	177.86%	175.42%	173.16%
56	264.67%	234.37%	224.06%	215.64%	208.58%	202.55%	197.32%	192.72%	188.64%	184.98%	181.68%	178.67%	175.93%	173.41%	171.09%	168.94%
57	256.29%	227.31%	217.46%	209.42%	202.67%	196.92%	191.92%	187.53%	183.64%	180.15%	177.00%	174.14%	171.53%	169.13%	166.92%	164.87%
58	248.24%	220.53%	211.11%	203.43%	196.99%	191.50%	186.73%	182.55%	178.84%	175.51%	172.51%	169.79%	167.30%	165.02%	162.91%	160.96%
59	240.50%	214.01%	205.02%	197.68%	191.54%	186.30%	181.75%	177.76%	174.22%	171.06%	168.20%	165.61%	163.24%	161.06%	159.06%	157.20%
60	233.08%	207.76%	199.17%	192.17%	186.31%	181.31%	176.98%	173.18%	169.81%	166.79%	164.07%	161.61%	159.35%	157.29%	155.38%	153.62%
61	225.96%	201.77%	193.58%	186.90%	181.31%	176.55%	172.42%	168.80%	165.59%	162.72%	160.14%	157.79%	155.65%	153.68%	151.87%	150.19%
62	219.16%	196.06%	188.24%	181.87%	176.54%	172.01%	168.08%	164.63%	161.58%	158.85%	156.39%	154.16%	152.12%	150.26%	148.54%	146.95%
63	212.65%	190.59%	183.14%	177.07%	172.00%	167.68%	163.94%	160.66%	157.76%	155.16%	152.83%	150.71%	148.78%	147.00%	145.37%	143.87%
64	206.42%	185.38%	178.28%	172.50%	167.67%	163.56%	160.01%	156.89%	154.13%	151.67%	149.45%	147.44%	145.61%	143.93%	142.38%	140.95%
65	200.48%	180.41%	173.65%	168.14%	163.55%	159.65%	156.27%	153.31%	150.69%	148.35%	146.25%	144.34%	142.61%	141.02%	139.55%	138.20%
66	194.79%	175.67%	169.23%	163.99%	159.63%	155.92%	152.71%	149.90%	147.42%	145.20%	143.21%	141.40%	139.76%	138.26%	136.87%	135.59%
67	189.35%	171.13%	165.00%	160.02%	155.88%	152.35%	149.31%	146.65%	144.30%	142.20%	140.31%	138.60%	137.05%	135.63%	134.32%	133.11%
68	184.12%	166.77%	160.95%	156.22%	152.28%	148.94%	146.06%	143.54%	141.31%	139.32%	137.54%	135.93%	134.46%	133.11%	131.88%	130.74%
69	179.11%	162.59%	157.06%	152.57%	148.84%	145.67%	142.94%	140.55%	138.45%	136.57%	134.88%	133.36%	131.97%	130.70%	129.54%	128.47%
70	174.30%	158.59%	153.33%	149.07%	145.54%	142.53%	139.95%	137.69%	135.70%	133.93%	132.34%	130.90%	129.59%	128.39%	127.30%	126.29%
71	169.70%	154.76%	149.77%	145.73%	142.38%	139.54%	137.10%	134.96%	133.08%	131.41%	129.91%	128.55%	127.32%	126.19%	125.16%	124.21%
72	165.31%	151.11%	146.38%	142.56%	139.38%	136.70%	134.39%	132.37%	130.60%	129.02%	127.60%	126.33%	125.17%	124.11%	123.14%	122.24%
73	161.13%	147.65%	143.17%	139.55%	136.55%	134.01%	131.83%	129.93%	128.26%	126.77%	125.44%	124.24%	123.15%	122.15%	121.24%	120.40%
74	157.17%	144.38%	140.14%	136.71%	133.88%	131.49%	129.43%	127.64%	126.07%	124.67%	123.42%	122.29%	121.26%	120.33%	119.47%	118.69%
75	153.42%	141.30%	137.28%	134.05%	131.38%	129.12%	127.18%	125.50%	124.02%	122.71%	121.53%	120.47%	119.51%	118.64%	117.83%	117.10%
76	149.86%	138.38%	134.59%	131.54%	129.02%	126.90%	125.08%	123.50%	122.11%	120.88%	119.77%	118.78%	117.88%	117.07%	116.32%	115.63%
77	146.48%	135.62%	132.04%	129.17%	126.80%	124.81%	123.10%	121.62%	120.32%	119.16%	118.13%	117.20%	116.37%	115.60%	114.90%	114.26%
78	143.26%	133.00%	129.63%	126.92%	124.70%	122.83%	121.23%	119.84%	118.62%	117.55%	116.58%	115.72%	114.94%	114.23%	113.57%	112.98%
79	140.19%	130.51%	127.33%	124.79%	122.70%	120.95%	119.45%	118.15%	117.02%	116.02%	115.12%	114.31%	113.59%	112.92%	112.32%	111.77%
80	137.27%	128.13%	125.14%	122.76%	120.80%	119.16%	117.76%	116.55%	115.50%	114.56%	113.73%	112.98%	112.31%	111.69%	111.13%	110.62%
81	134.49%	125.87%	123.06%	120.83%	119.00%	117.46%	116.16%	115.04%	114.05%	113.18%	112.41%	111.72%	111.09%	110.53%	110.01%	109.53%
82	131.85%	123.73%	121.10%	119.00%	117.29%	115.86%	114.65%	113.60%	112.69%	111.89%	111.17%	110.53%	109.95%	109.43%	108.95%	108.51%

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
83	129.34%	121.70%	119.22%	117.26%	115.67%	114.33%	113.21%	112.23%	111.39%	110.64%	109.98%	109.39%	108.86%	108.38%	107.94%	107.54%
84	126.98%	119.80%	117.48%	115.64%	114.15%	112.91%	111.86%	110.96%	110.18%	109.49%	108.88%	108.34%	107.85%	107.40%	107.00%	106.63%
85	124.78%	118.03%	115.85%	114.13%	112.74%	111.59%	110.61%	109.78%	109.06%	108.42%	107.86%	107.36%	106.91%	106.50%	106.13%	105.79%
86	122.74%	116.39%	114.35%	112.75%	111.45%	110.37%	109.47%	108.70%	108.03%	107.44%	106.92%	106.46%	106.05%	105.67%	105.33%	105.02%
87	120.86%	114.90%	112.99%	111.48%	110.27%	109.27%	108.43%	107.71%	107.09%	106.55%	106.07%	105.65%	105.26%	104.92%	104.61%	104.33%
88	119.15%	113.55%	111.76%	110.35%	109.21%	108.28%	107.49%	106.83%	106.25%	105.75%	105.31%	104.92%	104.57%	104.25%	103.97%	103.71%
89	117.59%	112.35%	110.66%	109.34%	108.28%	107.40%	106.67%	106.05%	105.52%	105.05%	104.64%	104.28%	103.96%	103.67%	103.40%	103.17%
90	116.18%	111.29%	109.70%	108.46%	107.46%	106.64%	105.96%	105.38%	104.88%	104.44%	104.06%	103.73%	103.43%	103.16%	102.92%	102.70%
91	114.90%	110.36%	108.87%	107.70%	106.75%	105.98%	105.34%	104.80%	104.33%	103.92%	103.57%	103.26%	102.98%	102.73%	102.50%	102.30%
92	113.72%	109.54%	108.14%	107.04%	106.15%	105.42%	104.82%	104.30%	103.86%	103.48%	103.15%	102.86%	102.60%	102.36%	102.16%	101.97%
93	112.61%	108.80%	107.50%	106.47%	105.63%	104.94%	104.37%	103.88%	103.47%	103.11%	102.80%	102.52%	102.27%	102.06%	101.97%	101.00%
94	111.51%	108.12%	106.93%	105.97%	105.18%	104.53%	103.99%	103.53%	103.14%	102.80%	102.50%	102.24%	102.01%	101.97%	101.00%	101.00%
95	110.36%	107.45%	106.38%	105.51%	104.78%	104.17%	103.67%	103.23%	102.86%	102.54%	102.26%	102.02%	101.97%	101.00%	101.00%	101.00%
96	109.06%	106.69%	105.78%	105.00%	104.34%	103.79%	103.31%	102.91%	102.56%	102.26%	102.00%	101.97%	101.00%	101.00%	101.00%	101.00%
97	107.56%	105.82%	105.10%	104.46%	103.90%	103.41%	102.98%	102.60%	102.27%	101.99%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%
98	105.72%	104.69%	104.23%	103.79%	103.37%	102.99%	102.63%	102.30%	102.00%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
99	103.33%	102.99%	102.83%	102.66%	102.50%	102.33%	102.17%	102.00%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%

Cash Value Accumulation Test (percentage of Surrender Value) – Female

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
0	2136.04%	1805.42%	1691.14%	1597.05%	1517.72%	1449.57%	1390.16%	1337.72%	1290.97%	1248.93%	1210.85%	1176.14%	1144.31%	1114.99%	1087.86%	1062.66%
1	2066.25%	1749.14%	1639.52%	1549.26%	1473.16%	1407.78%	1350.78%	1300.47%	1255.61%	1215.26%	1178.72%	1145.39%	1114.85%	1086.70%	1060.66%	1036.46%
2	1993.31%	1688.82%	1583.56%	1496.90%	1423.83%	1361.05%	1306.31%	1257.99%	1214.91%	1176.17%	1141.07%	1109.06%	1079.72%	1052.69%	1027.67%	1004.43%
3	1920.56%	1628.05%	1526.93%	1443.67%	1373.47%	1313.16%	1260.57%	1214.15%	1172.76%	1135.54%	1101.81%	1071.06%	1042.87%	1016.89%	992.86%	970.52%
4	1849.34%	1568.25%	1471.08%	1391.08%	1323.62%	1265.66%	1215.13%	1170.52%	1130.74%	1094.97%	1062.56%	1033.01%	1005.92%	980.95%	957.85%	936.38%
5	1780.65%	1510.54%	1417.16%	1340.29%	1275.46%	1219.77%	1171.20%	1128.34%	1090.11%	1055.74%	1024.59%	996.19%	970.15%	946.16%	923.96%	903.33%
6	1714.42%	1454.85%	1365.12%	1291.25%	1228.95%	1175.43%	1128.76%	1087.57%	1050.83%	1017.80%	987.86%	960.57%	935.55%	912.49%	891.15%	871.32%
7	1650.83%	1401.41%	1315.18%	1244.19%	1184.33%	1132.91%	1088.06%	1048.47%	1013.18%	981.43%	952.66%	926.44%	902.39%	880.23%	859.72%	840.67%
8	1589.51%	1349.83%	1266.97%	1198.76%	1141.24%	1091.82%	1048.72%	1010.68%	976.76%	946.25%	918.61%	893.41%	870.30%	849.00%	829.29%	810.98%
9	1530.16%	1299.82%	1220.20%	1154.64%	1099.36%	1051.87%	1010.45%	973.89%	941.29%	911.97%	885.41%	861.18%	838.97%	818.51%	799.56%	781.96%
10	1472.96%	1251.59%	1175.07%	1112.07%	1058.94%	1013.30%	973.50%	938.36%	907.03%	878.85%	853.32%	830.04%	808.69%	789.02%	770.82%	753.90%
11	1418.02%	1205.29%	1131.75%	1071.21%	1020.15%	976.29%	938.04%	904.27%	874.16%	847.08%	822.55%	800.17%	779.66%	760.75%	743.25%	727.00%
12	1365.07%	1160.63%	1089.96%	1031.77%	982.71%	940.55%	903.79%	871.35%	842.41%	816.38%	792.80%	771.30%	751.58%	733.41%	716.59%	700.97%
13	1314.03%	1117.55%	1049.64%	993.72%	946.57%	906.06%	870.73%	839.54%	811.73%	786.72%	764.06%	743.39%	724.44%	706.98%	690.81%	675.80%
14	1264.69%	1075.86%	1010.58%	956.84%	911.52%	872.58%	838.63%	808.66%	781.93%	757.89%	736.10%	716.24%	698.03%	681.24%	665.71%	651.27%
15	1217.58%	1036.11%	973.38%	921.74%	878.19%	840.77%	808.14%	779.34%	753.65%	730.55%	709.61%	690.52%	673.02%	656.89%	641.96%	628.08%
16	1173.19%	998.87%	938.61%	889.00%	847.17%	811.23%	779.88%	752.21%	727.54%	705.34%	685.23%	666.89%	650.08%	634.58%	620.23%	606.90%
17	1131.28%	963.89%	906.03%	858.39%	818.22%	783.71%	753.61%	727.04%	703.34%	682.03%	662.72%	645.11%	628.96%	614.07%	600.30%	587.49%
18	1091.29%	930.59%	875.05%	829.31%	790.75%	757.62%	728.73%	703.22%	680.47%	660.01%	641.47%	624.56%	609.05%	594.76%	581.53%	569.24%
19	1052.69%	898.41%	845.09%	801.19%	764.17%	732.37%	704.63%	680.15%	658.31%	638.67%	620.87%	604.63%	589.75%	576.03%	563.33%	551.52%
20	1015.33%	867.21%	816.02%	773.88%	738.34%	707.81%	681.19%	657.68%	636.72%	617.86%	600.77%	585.19%	570.90%	557.73%	545.53%	534.20%
21	979.17%	836.97%	787.83%	747.37%	713.25%	683.94%	658.38%	635.82%	615.70%	597.59%	581.19%	566.23%	552.51%	539.86%	528.16%	517.28%
22	944.19%	807.66%	760.48%	721.64%	688.89%	660.75%	636.22%	614.55%	595.23%	577.86%	562.11%	547.75%	534.58%	522.44%	511.20%	500.76%
23	910.36%	779.27%	733.97%	696.68%	665.24%	638.23%	614.67%	593.88%	575.33%	558.65%	543.53%	529.74%	517.10%	505.44%	494.65%	484.63%
24	877.78%	751.92%	708.43%	672.63%	642.45%	616.52%	593.91%	573.94%	556.14%	540.13%	525.61%	512.38%	500.24%	489.05%	478.70%	469.07%
25	846.53%	725.71%	683.96%	649.60%	620.63%	595.74%	574.04%	554.88%	537.79%	522.42%	508.49%	495.79%	484.14%	473.40%	463.46%	454.23%
26	816.42%	700.43%	660.36%	627.38%	599.57%	575.69%	554.86%	536.47%	520.07%	505.32%	491.95%	479.76%	468.59%	458.28%	448.74%	439.88%
27	787.28%	675.93%	637.47%	605.81%	579.12%	556.20%	536.21%	518.56%	502.82%	488.66%	475.84%	464.14%	453.41%	443.52%	434.37%	425.86%
28	759.09%	652.20%	615.27%	584.88%	559.27%	537.26%	518.07%	501.13%	486.03%	472.44%	460.13%	448.90%	438.61%	429.12%	420.33%	412.17%
29	731.88%	629.25%	593.81%	564.64%	540.05%	518.92%	500.51%	484.25%	469.75%	456.72%	444.90%	434.12%	424.24%	415.14%	406.70%	398.87%
30	705.65%	607.12%	573.10%	545.10%	521.50%	501.22%	483.55%	467.95%	454.03%	441.52%	430.18%	419.84%	410.36%	401.62%	393.53%	386.01%
31	680.44%	585.86%	553.20%	526.33%	503.68%	484.22%	467.26%	452.29%	438.94%	426.93%	416.05%	406.13%	397.03%	388.64%	380.88%	373.66%
32	656.17%	565.38%	534.04%	508.25%	486.51%	467.84%	451.56%	437.19%	424.38%	412.86%	402.42%	392.90%	384.17%	376.13%	368.68%	361.76%
33	632.79%	545.65%	515.56%	490.81%	469.95%	452.04%	436.42%	422.63%	410.34%	399.29%	389.27%	380.14%	371.76%	364.04%	356.90%	350.26%
34	610.33%	526.69%	497.82%	474.07%	454.05%	436.87%	421.88%	408.66%	396.87%	386.26%	376.65%	367.89%	359.86%	352.45%	345.60%	339.23%
35	588.76%	508.50%	480.80%	458.01%	438.81%	422.32%	407.95%	395.26%	383.95%	373.78%	364.57%	356.16%	348.46%	341.36%	334.78%	328.68%
36	568.07%	491.06%	464.48%	442.63%	424.21%	408.39%	394.61%	382.44%	371.59%	361.84%	353.00%	344.95%	337.56%	330.75%	324.45%	318.59%
37	548.26%	474.38%	448.89%	427.92%	410.26%	395.09%	381.87%	370.21%	359.81%	350.46%	341.99%	334.27%	327.19%	320.66%	314.62%	309.01%
38	529.28%	458.42%	433.98%	413.87%	396.94%	382.40%	369.73%	358.55%	348.59%	339.63%	331.51%	324.11%	317.32%	311.07%	305.29%	299.91%
39	511.07%	443.11%	419.68%	400.41%	384.18%	370.25%	358.11%	347.39%	337.85%	329.26%	321.48%	314.39%	307.89%	301.91%	296.36%	291.21%
40	493.55%	428.40%	405.93%	387.46%	371.91%	358.56%	346.93%	336.67%	327.52%	319.30%	311.85%	305.06%	298.84%	293.10%	287.79%	282.86%

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
41	476.66%	414.19%	392.66%	374.96%	360.06%	347.27%	336.12%	326.29%	317.53%	309.66%	302.53%	296.03%	290.07%	284.58%	279.50%	274.78%
42	460.36%	400.47%	379.84%	362.88%	348.60%	336.35%	325.67%	316.26%	307.87%	300.33%	293.50%	287.28%	281.57%	276.32%	271.46%	266.94%
43	444.59%	387.18%	367.40%	351.15%	337.47%	325.74%	315.51%	306.50%	298.47%	291.25%	284.71%	278.75%	273.29%	268.27%	263.61%	259.29%
44	429.34%	374.30%	355.35%	339.78%	326.67%	315.43%	305.64%	297.01%	289.32%	282.41%	276.15%	270.45%	265.22%	260.41%	255.96%	251.82%
45	414.60%	361.84%	343.67%	328.75%	316.20%	305.43%	296.06%	287.79%	280.43%	273.81%	267.82%	262.36%	257.36%	252.76%	248.50%	244.54%
46	400.35%	349.77%	332.36%	318.07%	306.04%	295.73%	286.75%	278.83%	271.78%	265.45%	259.72%	254.49%	249.71%	245.30%	241.23%	237.44%
47	386.64%	338.16%	321.48%	307.78%	296.26%	286.39%	277.79%	270.21%	263.46%	257.40%	251.92%	246.92%	242.34%	238.13%	234.23%	230.61%
48	373.44%	326.97%	310.99%	297.88%	286.84%	277.39%	269.16%	261.90%	255.45%	249.65%	244.40%	239.62%	235.24%	231.21%	227.48%	224.02%
49	360.74%	316.21%	300.91%	288.34%	277.78%	268.73%	260.85%	253.91%	247.73%	242.18%	237.16%	232.59%	228.40%	224.55%	220.98%	217.68%
50	348.52%	305.86%	291.20%	279.17%	269.06%	260.39%	252.85%	246.21%	240.30%	234.99%	230.19%	225.82%	221.82%	218.13%	214.73%	211.57%
51	336.77%	295.89%	281.85%	270.34%	260.66%	252.37%	245.15%	238.80%	233.15%	228.07%	223.48%	219.31%	215.48%	211.96%	208.71%	205.69%
52	325.46%	286.31%	272.86%	261.84%	252.58%	244.65%	237.75%	231.67%	226.27%	221.42%	217.03%	213.04%	209.38%	206.02%	202.91%	200.03%
53	314.58%	277.09%	264.22%	253.67%	244.81%	237.22%	230.63%	224.82%	219.65%	215.02%	210.83%	207.01%	203.52%	200.31%	197.34%	194.59%
54	304.13%	268.23%	255.91%	245.82%	237.34%	230.09%	223.78%	218.23%	213.29%	208.86%	204.86%	201.22%	197.89%	194.82%	191.99%	189.36%
55	294.08%	259.71%	247.93%	238.27%	230.17%	223.23%	217.20%	211.90%	207.18%	202.95%	199.13%	195.65%	192.47%	189.54%	186.84%	184.34%
56	284.43%	251.53%	240.25%	231.02%	223.27%	216.64%	210.88%	205.82%	201.31%	197.28%	193.63%	190.31%	187.27%	184.48%	181.90%	179.51%
57	275.15%	243.67%	232.89%	224.06%	216.65%	210.32%	204.82%	199.98%	195.68%	191.83%	188.35%	185.18%	182.28%	179.62%	177.17%	174.89%
58	266.24%	236.12%	225.81%	217.38%	210.30%	204.25%	199.00%	194.38%	190.28%	186.60%	183.28%	180.26%	177.50%	174.96%	172.62%	170.45%
59	257.69%	228.88%	219.03%	210.97%	204.21%	198.43%	193.42%	189.01%	185.10%	181.59%	178.42%	175.55%	172.92%	170.50%	168.27%	166.20%
60	249.49%	221.94%	212.52%	204.82%	198.37%	192.86%	188.07%	183.87%	180.14%	176.80%	173.78%	171.04%	168.53%	166.23%	164.11%	162.14%
61	241.62%	215.29%	206.29%	198.94%	192.78%	187.52%	182.96%	178.96%	175.40%	172.21%	169.34%	166.73%	164.35%	162.16%	160.14%	158.27%
62	234.09%	208.93%	200.34%	193.32%	187.44%	182.43%	178.08%	174.26%	170.88%	167.84%	165.11%	162.62%	160.35%	158.27%	156.35%	154.57%
63	226.88%	202.84%	194.64%	187.95%	182.34%	177.56%	173.42%	169.79%	166.56%	163.67%	161.07%	158.71%	156.55%	154.57%	152.75%	151.06%
64	219.97%	197.02%	189.20%	182.82%	177.48%	172.93%	168.98%	165.52%	162.45%	159.71%	157.23%	154.99%	152.94%	151.06%	149.32%	147.72%
65	213.37%	191.47%	184.01%	177.93%	172.84%	168.51%	164.75%	161.46%	158.54%	155.93%	153.58%	151.45%	149.50%	147.72%	146.08%	144.56%
66	207.06%	186.17%	179.06%	173.26%	168.42%	164.30%	160.73%	157.60%	154.83%	152.35%	150.12%	148.10%	146.25%	144.56%	143.00%	141.56%
67	201.03%	181.11%	174.34%	168.82%	164.22%	160.30%	156.90%	153.93%	151.30%	148.95%	146.83%	144.92%	143.17%	141.56%	140.09%	138.72%
68	195.26%	176.28%	169.84%	164.59%	160.21%	156.49%	153.27%	150.45%	147.95%	145.73%	143.72%	141.90%	140.25%	138.73%	137.33%	136.04%
69	189.76%	171.68%	165.55%	160.56%	156.41%	152.87%	149.82%	147.14%	144.78%	142.67%	140.77%	139.05%	137.48%	136.05%	134.73%	133.51%
70	184.50%	167.29%	161.46%	156.73%	152.78%	149.43%	146.53%	144.00%	141.76%	139.77%	137.97%	136.34%	134.86%	133.51%	132.26%	131.11%
71	179.47%	163.10%	157.57%	153.07%	149.33%	146.16%	143.41%	141.02%	138.90%	137.01%	135.32%	133.78%	132.39%	131.11%	129.93%	128.85%
72	174.66%	159.11%	153.85%	149.59%	146.04%	143.04%	140.44%	138.18%	136.18%	134.40%	132.80%	131.35%	130.03%	128.83%	127.72%	126.70%
73	170.06%	155.29%	150.30%	146.26%	142.91%	140.07%	137.62%	135.48%	133.59%	131.91%	130.40%	129.04%	127.80%	126.67%	125.63%	124.67%
74	165.66%	151.64%	146.91%	143.09%	139.92%	137.23%	134.92%	132.90%	131.12%	129.54%	128.12%	126.84%	125.68%	124.61%	123.64%	122.74%
75	161.45%	148.15%	143.68%	140.06%	137.06%	134.53%	132.35%	130.45%	128.78%	127.29%	125.95%	124.75%	123.66%	122.66%	121.74%	120.90%
76	157.42%	144.82%	140.59%	137.17%	134.34%	131.95%	129.90%	128.11%	126.54%	125.14%	123.89%	122.76%	121.74%	120.81%	119.95%	119.16%
77	153.58%	141.64%	137.65%	134.42%	131.75%	129.50%	127.57%	125.89%	124.42%	123.11%	121.93%	120.88%	119.92%	119.05%	118.25%	117.51%
78	149.92%	138.62%	134.85%	131.81%	129.29%	127.18%	125.36%	123.79%	122.41%	121.18%	120.08%	119.09%	118.20%	117.38%	116.64%	115.95%
79	146.42%	135.75%	132.19%	129.32%	126.96%	124.97%	123.27%	121.79%	120.50%	119.35%	118.33%	117.41%	116.57%	115.81%	115.12%	114.48%
80	143.10%	133.02%	129.66%	126.97%	124.74%	122.88%	121.28%	119.90%	118.69%	117.62%	116.67%	115.81%	115.03%	114.33%	113.68%	113.09%
81	139.94%	130.43%	127.27%	124.73%	122.64%	120.90%	119.40%	118.11%	116.98%	115.98%	115.10%	114.30%	113.58%	112.92%	112.32%	111.77%
82	136.95%	127.99%	125.02%	122.63%	120.67%	119.04%	117.64%	116.44%	115.38%	114.45%	113.63%	112.89%	112.22%	111.61%	111.05%	110.55%

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
83	134.14%	125.71%	122.91%	120.67%	118.83%	117.30%	116.00%	114.87%	113.89%	113.03%	112.26%	111.57%	110.95%	110.39%	109.88%	109.41%
84	131.49%	123.56%	120.93%	118.83%	117.11%	115.68%	114.46%	113.42%	112.51%	111.70%	110.99%	110.35%	109.78%	109.26%	108.78%	108.35%
85	129.01%	121.56%	119.10%	117.13%	115.52%	114.18%	113.05%	112.07%	111.22%	110.48%	109.82%	109.23%	108.70%	108.22%	107.78%	107.38%
86	126.69%	119.72%	117.40%	115.56%	114.05%	112.80%	111.75%	110.84%	110.05%	109.36%	108.75%	108.20%	107.71%	107.26%	106.86%	106.49%
87	124.54%	118.02%	115.85%	114.13%	112.72%	111.55%	110.57%	109.72%	108.99%	108.35%	107.78%	107.28%	106.82%	106.41%	106.04%	105.70%
88	122.53%	116.46%	114.43%	112.82%	111.50%	110.41%	109.50%	108.71%	108.03%	107.43%	106.91%	106.44%	106.02%	105.64%	105.30%	104.99%
89	120.67%	115.03%	113.14%	111.63%	110.40%	109.38%	108.53%	107.80%	107.16%	106.61%	106.12%	105.69%	105.30%	104.95%	104.64%	104.35%
90	118.94%	113.72%	111.96%	110.55%	109.40%	108.46%	107.66%	106.98%	106.39%	105.87%	105.42%	105.02%	104.66%	104.34%	104.05%	103.78%
91	117.31%	112.53%	110.89%	109.58%	108.51%	107.62%	106.88%	106.24%	105.70%	105.22%	104.80%	104.43%	104.10%	103.80%	103.53%	103.28%
92	115.76%	111.42%	109.91%	108.70%	107.70%	106.87%	106.18%	105.59%	105.08%	104.63%	104.24%	103.90%	103.59%	103.31%	103.06%	102.83%
93	114.27%	110.39%	109.01%	107.89%	106.97%	106.20%	105.55%	105.00%	104.53%	104.11%	103.75%	103.43%	103.14%	102.88%	102.65%	102.44%
94	112.81%	109.42%	108.18%	107.16%	106.31%	105.60%	105.00%	104.48%	104.04%	103.66%	103.32%	103.02%	102.75%	102.51%	102.30%	102.11%
95	111.31%	108.44%	107.35%	106.44%	105.68%	105.03%	104.47%	104.00%	103.59%	103.23%	102.92%	102.65%	102.40%	102.19%	101.98%	101.97%
96	109.70%	107.41%	106.50%	105.71%	105.03%	104.45%	103.95%	103.51%	103.14%	102.81%	102.52%	102.27%	102.04%	101.97%	101.97%	101.00%
97	107.94%	106.29%	105.59%	104.96%	104.40%	103.90%	103.46%	103.07%	102.72%	102.42%	102.16%	101.97%	101.97%	101.00%	101.00%	101.00%
98	105.90%	104.94%	104.50%	104.08%	103.68%	103.31%	102.97%	102.64%	102.34%	102.07%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%
99	103.37%	103.06%	102.91%	102.75%	102.60%	102.45%	102.30%	102.14%	101.99%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%

Cash Value Accumulation Test (percentage of Surrender Value) – Unisex

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
0	1853.43%	1541.94%	1435.41%	1348.15%	1274.94%	1212.34%	1158.01%	1110.26%	1067.87%	1029.91%	995.66%	964.55%	936.15%	910.07%	886.02%	863.76%
1	1790.76%	1491.48%	1389.10%	1305.24%	1234.86%	1174.67%	1122.43%	1076.51%	1035.74%	999.22%	966.27%	936.34%	909.00%	883.90%	860.76%	839.33%
2	1726.46%	1438.82%	1340.41%	1259.80%	1192.14%	1134.27%	1084.03%	1039.88%	1000.67%	965.55%	933.85%	905.07%	878.77%	854.63%	832.36%	811.75%
3	1663.50%	1387.03%	1292.43%	1214.93%	1149.88%	1094.25%	1045.94%	1003.48%	965.78%	932.00%	901.52%	873.84%	848.54%	825.32%	803.91%	784.07%
4	1602.22%	1336.46%	1245.52%	1171.01%	1108.47%	1054.98%	1008.54%	967.71%	931.45%	898.98%	869.66%	843.04%	818.71%	796.38%	775.78%	756.70%
5	1542.87%	1287.40%	1199.97%	1128.34%	1068.21%	1016.78%	972.12%	932.87%	898.00%	866.77%	838.58%	812.98%	789.58%	768.10%	748.29%	729.94%
6	1485.63%	1240.05%	1156.00%	1087.13%	1029.32%	979.87%	936.93%	899.19%	865.66%	835.63%	808.52%	783.89%	761.40%	740.74%	721.68%	704.04%
7	1430.43%	1194.35%	1113.55%	1047.34%	991.76%	944.22%	902.93%	866.64%	834.40%	805.52%	779.45%	755.77%	734.13%	714.26%	695.94%	678.97%
8	1377.21%	1150.26%	1072.58%	1008.93%	955.50%	909.78%	870.08%	835.18%	804.18%	776.41%	751.34%	728.57%	707.76%	688.65%	671.03%	654.70%
9	1325.73%	1107.56%	1032.88%	971.68%	920.31%	876.35%	838.18%	804.62%	774.82%	748.11%	724.00%	702.10%	682.09%	663.71%	646.76%	631.06%
10	1276.12%	1066.38%	994.58%	935.75%	886.35%	844.09%	807.39%	775.12%	746.46%	720.77%	697.59%	676.53%	657.29%	639.61%	623.31%	608.21%
11	1228.31%	1026.68%	957.65%	901.08%	853.59%	812.96%	777.67%	746.64%	719.08%	694.38%	672.09%	651.83%	633.33%	616.33%	600.65%	586.13%
12	1182.37%	988.53%	922.17%	867.79%	822.12%	783.05%	749.12%	719.29%	692.78%	669.03%	647.60%	628.12%	610.32%	593.97%	578.89%	564.93%
13	1138.22%	951.88%	888.08%	835.79%	791.89%	754.32%	721.69%	693.01%	667.52%	644.68%	624.07%	605.33%	588.22%	572.50%	557.99%	544.56%
14	1096.01%	916.87%	855.54%	805.27%	763.06%	726.94%	695.57%	667.98%	643.47%	621.51%	601.68%	583.67%	567.20%	552.08%	538.13%	525.21%
15	1056.01%	883.83%	824.88%	776.55%	735.96%	701.24%	671.07%	644.54%	620.97%	599.85%	580.78%	563.46%	547.62%	533.07%	519.65%	507.22%
16	1018.45%	852.98%	796.31%	749.86%	710.84%	677.45%	648.45%	622.94%	600.27%	579.96%	561.61%	544.94%	529.71%	515.72%	502.80%	490.84%
17	983.26%	824.28%	769.82%	725.17%	687.66%	655.56%	627.67%	603.14%	581.34%	561.80%	544.16%	528.12%	513.46%	500.00%	487.57%	476.06%
18	950.53%	797.83%	745.51%	702.61%	666.56%	635.71%	608.89%	585.31%	564.34%	545.55%	528.57%	513.14%	499.03%	486.07%	474.11%	463.03%
19	919.57%	772.93%	722.67%	681.45%	646.82%	617.16%	591.39%	568.71%	548.55%	530.47%	514.15%	499.30%	485.73%	473.25%	461.74%	451.07%
20	889.55%	748.75%	700.48%	660.88%	627.61%	599.11%	574.34%	552.54%	533.16%	515.78%	500.07%	485.79%	472.73%	460.73%	449.65%	439.38%
21	860.59%	725.41%	679.06%	641.03%	609.06%	581.68%	557.88%	536.92%	518.29%	501.58%	486.48%	472.75%	460.19%	448.64%	437.98%	428.10%
22	832.51%	702.74%	658.23%	621.70%	591.00%	564.70%	541.83%	521.69%	503.79%	487.72%	473.21%	460.00%	447.92%	436.82%	426.57%	417.06%
23	805.29%	680.71%	637.97%	602.90%	573.41%	548.15%	526.18%	506.84%	489.63%	474.19%	460.24%	447.54%	435.93%	425.25%	415.39%	406.25%
24	778.94%	659.36%	618.33%	584.66%	556.35%	532.09%	510.98%	492.40%	475.87%	461.03%	447.63%	435.42%	424.26%	414.00%	404.52%	395.73%
25	753.43%	638.67%	599.28%	566.96%	539.77%	516.48%	496.21%	478.36%	462.48%	448.23%	435.35%	423.63%	412.90%	403.03%	393.92%	385.47%
26	728.74%	618.60%	580.80%	549.77%	523.68%	501.31%	481.85%	464.71%	449.46%	435.77%	423.40%	412.14%	401.83%	392.35%	383.59%	375.47%
27	704.70%	599.00%	562.73%	532.94%	507.89%	486.42%	467.74%	451.28%	436.64%	423.49%	411.60%	400.79%	390.88%	381.78%	373.36%	365.56%
28	681.27%	579.83%	545.01%	516.43%	492.38%	471.77%	453.83%	438.03%	423.97%	411.35%	399.93%	389.54%	380.03%	371.28%	363.20%	355.70%
29	658.40%	561.04%	527.62%	500.19%	477.11%	457.32%	440.10%	424.93%	411.43%	399.31%	388.35%	378.37%	369.24%	360.83%	353.07%	345.87%
30	636.16%	542.73%	510.66%	484.32%	462.17%	443.18%	426.65%	412.08%	399.12%	387.48%	376.96%	367.38%	358.60%	350.53%	343.08%	336.16%
31	614.60%	524.92%	494.14%	468.86%	447.60%	429.37%	413.50%	399.52%	387.08%	375.91%	365.80%	356.60%	348.18%	340.43%	333.26%	326.62%
32	593.74%	507.67%	478.13%	453.87%	433.47%	415.97%	400.74%	387.32%	375.37%	364.65%	354.95%	346.11%	338.02%	330.58%	323.70%	317.32%
33	573.67%	491.08%	462.73%	439.46%	419.87%	403.08%	388.46%	375.59%	364.12%	353.82%	344.51%	336.03%	328.27%	321.12%	314.52%	308.39%
34	554.35%	475.11%	447.91%	425.58%	406.78%	390.67%	376.65%	364.29%	353.28%	343.40%	334.46%	326.33%	318.87%	312.01%	305.68%	299.79%
35	535.77%	459.74%	433.65%	412.22%	394.20%	378.74%	365.28%	353.42%	342.87%	333.39%	324.81%	317.00%	309.85%	303.26%	297.18%	291.53%
36	517.90%	444.97%	419.94%	399.39%	382.10%	367.27%	354.36%	342.99%	332.86%	323.77%	315.54%	308.04%	301.18%	294.87%	289.03%	283.61%
37	500.76%	430.82%	406.81%	387.11%	370.53%	356.31%	343.93%	333.02%	323.31%	314.59%	306.69%	299.51%	292.92%	286.87%	281.27%	276.07%
38	484.31%	417.24%	394.23%	375.33%	359.44%	345.81%	333.94%	323.48%	314.17%	305.81%	298.24%	291.35%	285.04%	279.23%	273.86%	268.87%
39	468.51%	404.22%	382.16%	364.05%	348.81%	335.75%	324.38%	314.35%	305.43%	297.41%	290.16%	283.55%	277.51%	271.94%	266.79%	262.01%
40	453.33%	391.71%	370.57%	353.22%	338.62%	326.10%	315.21%	305.60%	297.05%	289.37%	282.42%	276.09%	270.30%	264.96%	260.03%	255.45%

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
41	438.74%	379.69%	359.44%	342.82%	328.84%	316.85%	306.41%	297.22%	289.03%	281.67%	275.02%	268.96%	263.40%	258.29%	253.57%	249.19%
42	424.69%	368.12%	348.73%	332.81%	319.42%	307.94%	297.95%	289.14%	281.30%	274.26%	267.89%	262.09%	256.78%	251.88%	247.36%	243.17%
43	411.12%	356.94%	338.36%	323.12%	310.30%	299.32%	289.75%	281.33%	273.82%	267.09%	260.99%	255.44%	250.35%	245.68%	241.35%	237.33%
44	397.95%	346.05%	328.26%	313.67%	301.41%	290.89%	281.74%	273.68%	266.50%	260.05%	254.22%	248.91%	244.05%	239.57%	235.43%	231.59%
45	385.15%	335.44%	318.42%	304.45%	292.71%	282.65%	273.89%	266.18%	259.32%	253.15%	247.57%	242.50%	237.85%	233.57%	229.61%	225.94%
46	372.73%	325.13%	308.83%	295.47%	284.23%	274.61%	266.23%	258.85%	252.29%	246.39%	241.06%	236.20%	231.76%	227.67%	223.89%	220.38%
47	360.69%	315.11%	299.51%	286.72%	275.97%	266.76%	258.75%	251.69%	245.42%	239.78%	234.68%	230.04%	225.79%	221.89%	218.27%	214.92%
48	349.00%	305.35%	290.42%	278.18%	267.90%	259.09%	251.43%	244.68%	238.68%	233.30%	228.42%	223.99%	219.93%	216.20%	212.75%	209.54%
49	337.66%	295.86%	281.57%	269.86%	260.03%	251.60%	244.28%	237.83%	232.09%	226.94%	222.29%	218.05%	214.18%	210.61%	207.31%	204.26%
50	326.66%	286.63%	272.96%	261.75%	252.34%	244.29%	237.28%	231.12%	225.64%	220.72%	216.27%	212.23%	208.52%	205.12%	201.97%	199.05%
51	316.02%	277.69%	264.60%	253.89%	244.89%	237.18%	230.49%	224.60%	219.36%	214.66%	210.41%	206.55%	203.01%	199.76%	196.76%	193.97%
52	305.73%	269.04%	256.52%	246.27%	237.66%	230.30%	223.90%	218.27%	213.27%	208.78%	204.72%	201.03%	197.65%	194.55%	191.69%	189.03%
53	295.81%	260.69%	248.71%	238.91%	230.68%	223.64%	217.53%	212.15%	207.37%	203.08%	199.21%	195.68%	192.46%	189.50%	186.77%	184.23%
54	286.25%	252.63%	241.17%	231.80%	223.93%	217.21%	211.37%	206.23%	201.66%	197.57%	193.88%	190.51%	187.44%	184.62%	182.01%	179.59%
55	277.03%	244.86%	233.90%	224.94%	217.42%	210.99%	205.41%	200.51%	196.15%	192.25%	188.72%	185.51%	182.58%	179.89%	177.40%	175.10%
56	268.16%	237.38%	226.90%	218.33%	211.15%	205.01%	199.69%	195.01%	190.85%	187.12%	183.76%	180.70%	177.91%	175.34%	172.97%	170.78%
57	259.62%	230.18%	220.17%	211.98%	205.12%	199.26%	194.18%	189.71%	185.74%	182.19%	178.98%	176.07%	173.40%	170.96%	168.70%	166.61%
58	251.42%	223.26%	213.69%	205.87%	199.32%	193.73%	188.88%	184.62%	180.83%	177.45%	174.39%	171.61%	169.08%	166.75%	164.60%	162.61%
59	243.54%	216.62%	207.47%	200.01%	193.76%	188.42%	183.79%	179.73%	176.12%	172.89%	169.98%	167.34%	164.92%	162.71%	160.66%	158.77%
60	235.98%	210.25%	201.51%	194.38%	188.42%	183.33%	178.92%	175.05%	171.61%	168.54%	165.77%	163.25%	160.95%	158.84%	156.90%	155.10%
61	228.73%	204.14%	195.81%	189.01%	183.32%	178.47%	174.26%	170.57%	167.30%	164.38%	161.74%	159.34%	157.16%	155.15%	153.31%	151.60%
62	221.79%	198.31%	190.36%	183.87%	178.45%	173.83%	169.82%	166.31%	163.20%	160.41%	157.91%	155.63%	153.55%	151.65%	149.89%	148.27%
63	215.16%	192.74%	185.15%	178.97%	173.80%	169.40%	165.59%	162.25%	159.29%	156.65%	154.26%	152.10%	150.13%	148.32%	146.65%	145.11%
64	208.82%	187.42%	180.19%	174.30%	169.38%	165.19%	161.57%	158.39%	155.58%	153.07%	150.80%	148.75%	146.88%	145.16%	143.59%	142.13%
65	202.76%	182.35%	175.46%	169.85%	165.17%	161.19%	157.75%	154.73%	152.06%	149.67%	147.52%	145.58%	143.80%	142.18%	140.68%	139.30%
66	196.96%	177.50%	170.94%	165.61%	161.16%	157.37%	154.10%	151.24%	148.71%	146.44%	144.41%	142.56%	140.88%	139.35%	137.93%	136.62%
67	191.41%	172.87%	166.63%	161.56%	157.33%	153.73%	150.63%	147.91%	145.51%	143.37%	141.44%	139.70%	138.11%	136.65%	135.31%	134.08%
68	186.09%	168.43%	162.50%	157.68%	153.66%	150.25%	147.31%	144.74%	142.46%	140.43%	138.61%	136.96%	135.46%	134.08%	132.82%	131.65%
69	180.99%	164.18%	158.54%	153.96%	150.15%	146.92%	144.13%	141.69%	139.54%	137.62%	135.90%	134.34%	132.92%	131.62%	130.43%	129.33%
70	176.10%	160.11%	154.75%	150.41%	146.79%	143.73%	141.09%	138.78%	136.75%	134.94%	133.31%	131.84%	130.50%	129.27%	128.15%	127.12%
71	171.42%	156.22%	151.13%	147.01%	143.59%	140.69%	138.19%	136.01%	134.09%	132.38%	130.84%	129.45%	128.19%	127.04%	125.98%	125.00%
72	166.96%	152.51%	147.68%	143.78%	140.54%	137.80%	135.44%	133.38%	131.56%	129.95%	128.50%	127.19%	126.00%	124.92%	123.92%	123.01%
73	162.71%	148.99%	144.41%	140.72%	137.65%	135.06%	132.83%	130.89%	129.18%	127.66%	126.29%	125.06%	123.95%	122.93%	121.99%	121.13%
74	158.67%	145.65%	141.32%	137.82%	134.93%	132.48%	130.38%	128.55%	126.94%	125.51%	124.23%	123.07%	122.02%	121.06%	120.19%	119.38%
75	154.83%	142.49%	138.39%	135.09%	132.36%	130.06%	128.08%	126.36%	124.84%	123.50%	122.29%	121.21%	120.22%	119.33%	118.51%	117.75%
76	151.20%	139.51%	135.63%	132.52%	129.94%	127.77%	125.91%	124.30%	122.87%	121.61%	120.48%	119.47%	118.55%	117.71%	116.94%	116.23%
77	147.74%	136.68%	133.02%	130.08%	127.66%	125.62%	123.87%	122.36%	121.02%	119.84%	118.79%	117.84%	116.98%	116.19%	115.48%	114.82%
78	144.44%	133.98%	130.54%	127.77%	125.50%	123.58%	121.94%	120.52%	119.28%	118.17%	117.19%	116.30%	115.50%	114.77%	114.10%	113.49%
79	141.30%	131.42%	128.17%	125.58%	123.44%	121.64%	120.11%	118.78%	117.62%	116.59%	115.67%	114.85%	114.10%	113.42%	112.80%	112.23%
80	138.30%	128.98%	125.93%	123.49%	121.48%	119.80%	118.37%	117.13%	116.05%	115.09%	114.24%	113.47%	112.78%	112.15%	111.57%	111.04%
81	135.45%	126.67%	123.79%	121.50%	119.63%	118.06%	116.72%	115.57%	114.56%	113.67%	112.87%	112.16%	111.52%	110.94%	110.41%	109.92%
82	132.75%	124.48%	121.78%	119.63%	117.87%	116.41%	115.16%	114.09%	113.15%	112.33%	111.59%	110.94%	110.34%	109.80%	109.31%	108.86%

Table: Age:	Standard	150% 2	175% 3	200% 4	225% 5	250% 6	275% 7	300% 8	325% 9	350% 10	375% 11	400% 12	425% 13	450% 14	475% 15	500% 16
83	130.19%	122.40%	119.86%	117.85%	116.21%	114.85%	113.69%	112.69%	111.82%	111.05%	110.37%	109.77%	109.22%	108.72%	108.27%	107.86%
84	127.79%	120.45%	118.07%	116.19%	114.66%	113.39%	112.31%	111.38%	110.58%	109.87%	109.24%	108.68%	108.18%	107.72%	107.30%	106.92%
85	125.54%	118.64%	116.41%	114.65%	113.22%	112.03%	111.03%	110.17%	109.43%	108.77%	108.19%	107.68%	107.21%	106.79%	106.41%	106.06%
86	123.45%	116.97%	114.88%	113.23%	111.89%	110.79%	109.86%	109.06%	108.37%	107.77%	107.23%	106.75%	106.33%	105.94%	105.59%	105.27%
87	121.52%	115.45%	113.48%	111.94%	110.69%	109.66%	108.79%	108.05%	107.41%	106.85%	106.36%	105.92%	105.53%	105.17%	104.85%	104.56%
88	119.75%	114.06%	112.22%	110.77%	109.61%	108.64%	107.84%	107.15%	106.55%	106.04%	105.58%	105.18%	104.81%	104.49%	104.19%	103.92%
89	118.15%	112.83%	111.10%	109.74%	108.64%	107.74%	106.99%	106.35%	105.80%	105.32%	104.89%	104.52%	104.18%	103.88%	103.61%	103.36%
90	116.68%	111.72%	110.10%	108.82%	107.80%	106.95%	106.25%	105.65%	105.14%	104.69%	104.30%	103.95%	103.64%	103.36%	103.11%	102.88%
91	115.34%	110.75%	109.23%	108.03%	107.06%	106.27%	105.61%	105.05%	104.56%	104.15%	103.78%	103.46%	103.17%	102.91%	102.68%	102.46%
92	114.10%	109.88%	108.46%	107.33%	106.42%	105.68%	105.05%	104.53%	104.07%	103.68%	103.34%	103.04%	102.77%	102.53%	102.31%	102.12%
93	112.92%	109.09%	107.78%	106.72%	105.87%	105.17%	104.58%	104.08%	103.65%	103.29%	102.96%	102.68%	102.42%	102.20%	101.99%	101.97%
94	111.76%	108.36%	107.16%	106.18%	105.39%	104.73%	104.17%	103.70%	103.30%	102.95%	102.65%	102.38%	102.14%	101.97%	101.97%	101.00%
95	110.54%	107.64%	106.57%	105.68%	104.95%	104.33%	103.81%	103.37%	103.00%	102.67%	102.38%	102.14%	101.97%	101.00%	101.00%	101.00%
96	109.18%	106.83%	105.91%	105.14%	104.47%	103.91%	103.43%	103.02%	102.67%	102.36%	102.10%	101.97%	101.00%	101.00%	101.00%	101.00%
97	107.63%	105.91%	105.20%	104.56%	104.00%	103.50%	103.07%	102.69%	102.36%	102.07%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%
98	105.76%	104.74%	104.28%	103.84%	103.44%	103.05%	102.70%	102.37%	102.07%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
99	103.34%	103.01%	102.84%	102.68%	102.52%	102.35%	102.19%	102.03%	101.97%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
100	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
101	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
102	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
103	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
104	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
105	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
106	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
107	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
108	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
109	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
110	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
111	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
112	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
113	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
114	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
115	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
116	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
117	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
118	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
119	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%
120	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%	101.00%

ADDITIONAL INFORMATION

Additional information about the Policy is available in the Statement of Additional Information dated _____________, and which is part of this prospectus.
Your questions and/or requests for a free copy of the Statement of Additional Information or a free personalized illustration should be directed to: Principal Variable Universal Life Income IV, Principal Financial Group, P.O. Box 10431, Des Moines, Iowa 50306-0431, 1-800-247-9988. You may also contact Us through Our internet site: www.principal.com.
Information about the Policy (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Policy are available on the Commission’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

Principal® Variable Universal Life Income IV
Investment Company Act File No. __________

PART B
STATEMENT OF ADDITIONAL INFORMATION
PRINCIPAL® VARIABLE UNIVERSAL LIFE INCOME IV
dated _____________
This Statement of Additional Information provides information about the Principal® Variable Universal Life Income IV Insurance Policy (the “Policy”) sponsored by Principal National Life Insurance Company through its Principal National Life Insurance Company Variable Life Separate Account.
This Statement of Additional Information is not a prospectus but does provide information that supplements the Policy’s prospectus dated _______________. It should be read with that prospectus which is available without charge. To request a copy of the prospectus, please contact us at:
Principal® Variable Universal Life Income IV
Principal Financial Group
P.O. Box 10431
Des Moines, Iowa 50306-0431
Telephone: 1-800-247-9988
Fax: 1-866-885-0390

2

GENERAL INFORMATION AND HISTORY
The Company
Principal National Life Insurance Company (the “Company”) is the issuer of the Principal Variable Universal Life Income IV Insurance Policy (the “Policy”). The Company is a stock life insurance company with its home office at: Principal Financial Group, 711 High Street, Des Moines, Iowa 50306-0431. It is authorized to transact life insurance business in the District of Columbia and in every state except New York. The Company is a wholly-owned subsidiary of Principal Financial Services, Inc. (“PFS”), which in turn is a wholly owned subsidiary of Principal Financial Group, Inc.
The Progressive Corporation (“Progressive”), an Ohio corporation, organized the Company on November 6, 1967, as an Ohio domiciled life insurance company. PFS acquired control of the Company from Progressive pursuant to a Purchase and Sale Agreement dated August 22, 2003. PFS subsequently redomesticated the Company to Iowa and on October 21, 2003, changed the Company’s name from Progressive American Life Insurance Company to Principal Health Insurance Company. PFS originally intended to use the Company to sell group medical insurance and to provide third party administrative services to self-insured customers. However, PFS never used the Company for these purposes. PFS eventually determined that the best strategic use of the Company would be to offer and sell individual life insurance products. On October 16, 2007, PFS changed the Company’s name to Principal National Life Insurance Company to reflect this change in purpose.
Principal National Life Insurance Company Variable Life Separate Account
The Company’s board of directors established the Variable Life Separate Account (the “Separate Account”) under Iowa law on November 28, 2007. It is registered as a unit investment trust with the U.S. Securities and Exchange Commission (the “SEC”). This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.
All of the units of the Separate Account are owned by the Company. Policy owners may purchase units of the divisions of the Separate Account.
Administrative and Facilities Services
Principal Life Insurance Company (“PLIC”) provides administrative support services and facilities to the Company. PLIC is a wholly-owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. PLIC’s address is 711 High Street, Des Moines, Iowa, 50306-0431.
Independent Registered Public Accounting Firm
Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa, 50309, serves as the Independent registered public accounting firm for the Company.
UNDERWRITERS
The principal underwriter of the Policy is Principal Securities, Inc. ("PSI") formerly Princor Financial Services Corporation which is a wholly-owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. PSI’s address is Principal Securities, Inc., 655 9th Street, Des Moines, IA 50392. PSI was incorporated in Iowa in 1968, and is a securities broker-dealer registered with the SEC as well as a member of the Financial Institutions Regulatory Authority. The Policies may also be sold through other broker-dealers authorized by PSI and applicable law to do so.
The Company pays commissions on sales of the Policy of no more than 50% of premiums received in the first Policy Year (or the first year following an Adjustment) up to the Target Premium. In addition, a commission of up to 3.0% of premium above the Target Premium received in the first Policy Year (or first year following an Adjustment) may be paid. In the second through fifteenth years following the Policy Date (or Adjustment Date), commissions range from 0% to 2.0% of premiums received.
The Policy’s offering to the public is continuous. As the principal underwriter, PSI is paid for the distribution of the Policy. This is a new Policy and therefore does not have commissions information to disclose for the last three fiscal years.
UNDERWRITING PROCEDURES
Guaranteed maximum cost of insurance rates are based on 2001 CSO Unismoke Mortality Table (the prevailing mortality table approved by the National Association of Insurance Commissioners), age nearest birthday, with distinction for the insured's gender.

3

PERFORMANCE DATA
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions.
The Policy was not offered prior to ____________, 2019. The Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Policy as if the Policy had been issued on or after the date the underlying mutual fund in which such division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund is derived by reducing the actual performance of the underlying mutual fund by the fees and charges of the Policy as if it had been in existence. The yield and total return figures described below vary depending upon market conditions, the composition of the underlying mutual fund’s portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other products. The Separate Account may also quote rankings, yields or returns published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents historical performance and is not intended to indicate future performance.
From time to time, the Separate Account or an underlying fund may advertise the “yield” and “effective yield” of a money market division or of the underlying fund in which it invests. Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the division refers to the income generated in the division over a seven day period (the period will be stated in the advertisement). This income is then “annualized.” That is, the amount of income generated during that week is assumed to be generated each week over a 52-week period and is shown as a percentage. The “effective yield” is calculated similarly but, when annualized, the income earned in the division is assumed to be reinvested. The “effective yield” is slightly higher than the “yield” because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the “yield” and “effective yield.” For the period ended December 31, 2018, the 7-day annualized and effective yields of the Fidelity VIP Government Money Market Division were 2.10% and 2.10%, respectively.
In addition, the Separate Account advertises the “yield” for certain other divisions. The “yield” of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a contingent deferred sales charge which, if included, would reduce the “yield.” No contingent deferred sales charge is assessed on investments in the Separate Account divisions of the Policy, however, Policies which are fully surrendered within the first fourteen policy years (or within fourteen years of a policy face amount increase) are subject to a surrender charge.
Performance history of the underlying mutual funds is measured by comparing the value of the underlying mutual fund at the beginning of the period to the value of the underlying mutual fund at the end of the period.
The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial premium of $1,000 to the ending redeemable policy value.
The performance information does not include any charges or fees that are deducted from your Policy. These are charges and fees such as the sales charge, charge for taxes, surrender charges, transfer fees (if any), cost of insurance charge, asset based charge, monthly administrative charge, monthly policy issue charge, policy loan interest charge (if any), and charges for optional insurance benefits. Some of these charges vary depending on your age, gender, face amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your Policy’s value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your Policy’s performance, you should obtain a personalized illustration based on historical underlying mutual fund performance from your financial adviser.

4

Following are the hypothetical average annual total returns for the periods ended December 31, 2018 assuming the Policy had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:

Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
AllianceBernstein International Value	05/10/2001	-22.79%	-1.50%	4.04%
AllianceBernstein Small Cap Growth	08/05/1996	-0.89%	6.53%	16.64%
AllianceBernstein Small/Mid Cap Value	05/02/2001	-15.03%	4.42%	12.95%
American Century VP Capital Appreciation	11/20/1987	-5.36%	5.46%	12.71%
American Century VP Income & Growth	10/30/1997	-7.19%	5.95%	11.06%
American Century VP Inflation Protection	12/31/2002	-2.82%	1.16%	3.03%
American Century VP Mid Cap Value	10/29/2004	-12.96%	6.37%	12.15%
American Century VP Value	05/01/1996	-9.28%	5.12%	10.19%
American Funds Blue Chip Income and Growth	07/05/2001	-8.66%	7.28%	11.86%
American Funds Global Balanced Fund	05/02/2011	-6.01%	3.40%		4.49%
American Growth	02/08/1984	-0.25%	10.19%	14.72%
American International	05/01/1990	-13.13%	2.01%	7.66%
American New World	06/17/1999	-14.04%	0.89%	7.61%
Calvert VP Investment Grade Bond Index	03/31/2003	-0.37%	2.31%	3.16%
Calvert VP Russell 2000 Small Cap Index	04/27/2000	-11.46%	3.68%	11.08%
Calvert VP S&P 500 Index	12/29/1995	-4.73%	8.10%	12.71%
Calvert VP S&P MidCap 400 Index	05/03/1999	-11.57%	5.36%	12.87%
ClearBridge Mid Cap	11/01/1999	-12.52%	3.60%	11.96%
Core Plus Bond	12/18/1987	-1.41%	2.41%	5.67%
Delaware Small Cap Value	05/01/2000	-16.94%	3.75%	11.95%
Delaware VIP SMID Cap Core	05/01/2000	-12.40%	4.34%	15.18%
Deutsche Small Mid Cap Value	05/01/1996	-16.32%	1.98%	9.61%
Diversified International	05/02/1994	-17.54%	0.60%	6.50%
Dreyfus IP MidCap Stock	12/29/2000	-15.68%	4.01%	12.91%
Equity Income	04/28/1998	-5.01%	7.60%	11.80%
Fidelity VIP Contrafund	01/03/1995	-6.64%	6.52%	12.37%
Fidelity VIP Equity-Income	11/03/1986	-8.54%	4.73%	10.97%
Fidelity VIP Gov't Money Market	07/07/2000	1.55%	0.45%	0.30%
Fidelity VIP High Income	10/01/1985	-3.63%	2.67%	8.80%
Fidelity VIP Mid Cap	12/28/1998	-14.77%	3.70%	11.58%
Franklin Mutual Global Discovery VIP	11/08/1996	-11.22%	1.95%	7.88%
Franklin Rising Dividends VIP	01/27/1992	-5.07%	6.83%	11.73%
Franklin Small Cap Value VIP	05/01/1998	-12.88%	3.17%	11.63%
Government & High Quality Bond	05/06/1993	0.91%	2.08%	3.16%
International Emerging Markets	10/24/2000	-21.02%	0.19%	6.78%
Invesco VI American Franchise	09/18/2000	-3.89%	7.13%	15.29%
Invesco VI American Value	01/02/1997	-12.65%	2.04%	11.59%
Invesco VI Core Equity	05/02/1994	-9.61%	2.62%	8.80%
Invesco VI Global Health Care	05/22/1997	0.91%	5.02%	11.74%
Invesco VI Mid Cap Core Equity	09/10/2001	-11.60%	2.72%	8.42%
Janus Henderson Enterprise	09/13/1993	-0.66%	10.51%	16.33%
Janus Henderson Forty	05/01/1997	1.72%	10.35%	14.40%
LargeCap Growth	05/02/1994	-7.30%	6.71%	12.04%
LargeCap Growth I	06/01/1994	3.60%	10.43%	16.83%
LargeCap S&P 500 Index	05/03/1999	-4.58%	8.19%	12.79%
Lord Abbett Developing Growth Portfolio	04/30/2010	4.88%	4.79%		12.14%
Lord Abbett International Opportunities Portfolio	09/15/1999	-23.67%	1.27%	9.82%

5

Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
MFS Blended Research SmallCap Equity Portfolio	04/28/2006	-5.35%	6.02%	13.60%
MFS New Discovery	05/01/1998	-1.72%	4.11%	15.26%
MFS New Discovery Value Portfolio	10/01/2008	-11.00%	5.39%	11.37%
MFS Utilities	01/03/1995	0.81%	4.24%	10.41%
MFS VIT Mid Cap Value	03/07/2008	-11.61%	4.47%	11.89%
MidCap	12/18/1987	-6.55%	8.25%	15.64%
Multi-Asset Income	07/28/2015	-5.63%			3.06%
Neuberger Berman AMT Large Cap Value	03/22/1994	-1.04%	6.72%	12.98%
Oppenheimer Main Street Small Cap	07/16/2001	-10.54%	4.69%	13.09%
Principal Capital Appreciation	04/28/1998	-3.41%	7.90%	12.72%
Principal LifeTime 2010	08/30/2004	-3.87%	3.15%	7.65%
Principal LifeTime 2020	08/30/2004	-5.40%	3.77%	8.79%
Principal LifeTime 2030	08/30/2004	-7.06%	4.07%	9.28%
Principal LifeTime 2040	08/30/2004	-7.85%	4.31%	9.87%
Principal LifeTime 2050	08/30/2004	-8.64%	4.44%	10.08%
Principal LifeTime 2060	05/01/2013	-9.25%	4.26%		6.46%
Principal LifeTime Strategic Income	08/30/2004	-3.00%	2.74%	6.10%
Putnam VT Growth Opportunities	01/31/2000	2.38%	10.44%	15.34%
Real Estate Securities	05/01/1998	-4.21%	8.91%	12.68%
SAM Balanced	06/03/1997	-5.04%	4.37%	8.85%
SAM Conservative Balanced	04/23/1998	-3.49%	3.81%	7.56%
SAM Conservative Growth	06/03/1997	-6.62%	4.92%	9.93%
SAM Flexible Income	09/09/1997	-1.97%	3.55%	6.88%
SAM Strategic Growth	06/03/1997	-8.60%	4.86%	10.51%
Short-Term Income	01/12/1994	1.02%	1.59%	2.93%
SmallCap	05/01/1998	-10.89%	4.35%	12.11%
Templeton Global Bond VIP	01/24/1989	1.94%	0.83%	5.08%
TOPS Managed Balanced ETF	06/09/2011	-6.03%	1.67%		3.07%
TOPS Managed Growth ETF	04/26/2011	-8.72%	0.86%		2.77%
TOPS Managed Moderate Growth ETF	06/09/2011	-7.22%	1.57%		3.51%
VanEck VIP Global Hard Assets	05/01/2006	-28.42%	-11.64%	0.29%
Wanger International	05/03/1995	-17.70%	0.63%	9.39%

6

FINANCIAL STATEMENTS

APPENDIX A - Principal National Life Insurance Company - Variable Life Separate Account Financials

7

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Principal National Life Insurance Company and Contract Owners of Principal National Life Insurance Company Variable Life Separate Account

Opinion on the Financial Statements
We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Principal National Life Insurance Company Variable life Separate Account (the Separate Account), as of December 31, 2018, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2018, the results of its operations and the changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on each of the subaccounts’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Separate Account’s auditor since 2010.
Des Moines, Iowa
April 26, 2019

Appendix:
Subaccounts comprising Principal National Life Insurance Company Variable Life Separate Account

Sub Account	Statement of operations	Statements of changes in net assets
AllianceBernstein International Value Class A Division
AllianceBernstein Small Cap Growth Class A Division
AllianceBernstein Small/Mid Cap Value Class A Division
American Century VP Capital Appreciation Class II Division
American Century VP Income & Growth Class II Division
American Century VP Inflation Protection Class II Division
American Century VP Mid Cap Value Class II Division
American Century VP Value Class II Division
American Funds Insurance Series Blue Chip Income and Growth Class 2 Division
American Funds Insurance Series Growth Fund Class 2 Division
American Funds Insurance Series International Fund Class 2 Division
American Funds Insurance Series New World Fund Class 2 Division
Calvert Investment Grade Bond Index Class I Division
Calvert Russell 2000 Small Cap Index Class F
Calvert S&P 500 Index Portfolio Division
Calvert S&P MidCap 400 Index Class F Division
ClearBridge Mid Cap Class I Division
Core Plus Bond Class 1 Division
Delaware Small Cap Value Service Class Division
Delaware Smid Cap Core Service Class Division
Diversified International Class 1 Division
Dreyfus IP MidCap Stock Service Shares Division
DWS Small Mid Cap Value Class B Division (1)
Equity Income Class 1 Division
Fidelity VIP Contrafund Service Class 2 Division
Fidelity VIP Equity-Income Service Class 2 Division
Fidelity VIP Government Money Market Service Class Division
Fidelity VIP High Income Service Class 2 Division
Fidelity VIP Mid Cap Service Class 2 Division
Franklin Mutual Global Discovery VIP Class 2 Division
Franklin Rising Dividends VIP Class 2 Division
Franklin Small Cap Value VIP Class 2 Division
Government & High Quality Bond Class 1 Division
International Emerging Markets Class 1 Division
Invesco American Franchise Series II Division
Invesco American Value Series I Division
Invesco Core Equity Series II Division
Invesco Health Care Series I Division (2)
Invesco Mid Cap Core Equity Series II Division
Janus Henderson Forty Service Shares Division
LargeCap Growth Class 1 Division
LargeCap Growth I Class 1 Division
LargeCap S&P 500 Index Class 1 Division
Lord Abbett Series Fund Developing Growth Class VC Division
Lord Abbett Series Fund International Opportunities Class VC Division
MFS Blended Research Small Cap Equity Service Class Division
MFS Mid Cap Value Portfolio Service Class Division
MFS New Discovery Value Service Class Division
MFS New Discovery Value Service Class Division
MFS Utilities Service Class Division
MidCap Class 1 Division
Multi-Asset Income Class 1 Division
Neuberger Berman AMT Large Cap Value Class I Division
Oppenheimer Main Street Small Cap Service Shares Division
Principal Capital Appreciation Class 1 Division
Principal LifeTime 2010 Class 1 Division
Principal LifeTime 2020 Class 1 Division
Principal LifeTime 2030 Class 1 Division
Principal LifeTime 2040 Class 1 Division
Principal LifeTime 2050 Class 1 Division
Principal LifeTime 2060 Class 1 Division
Principal LifeTime Strategic Income Class 1 Division
Putnam VT Growth Opportunities Class IB Division
Real Estate Securities Class 1 Division
	For the year ended December 31, 2018	For each of the two years in the period ended December 31, 2018

SAM Balanced Portfolio Class 1 Division
SAM Conservative Balanced Portfolio Class 1 Division
SAM Conservative Growth Portfolio Class 1 Division
SAM Flexible Income Portfolio Class 1 Division
SAM Strategic Growth Portfolio Class 1 Division
Short-Term Income Class 1 Division
SmallCap Class 1 Division
Templeton Global Bond VIP Class 2 Division
TOPS Managed Risk Balanced ETF Class 2 Division
TOPS Managed Risk Growth ETF Class 2 Division
TOPS Managed Risk Moderate Growth ETF Class 2 Division
VanEck Global Hard Assets Class S Division
Wagner International Division

American Funds Insurance Series Global Balanced Fund Class 2 Division Janus Henderson Enterprise Service Shares Division	For the period from June 11, 2018 (commencement of operations) through December 31, 2018

(1)	Represented the operations of Deutsche Small Mid Cap Value Class B Division until October 13, 2018

(2)	Represented the operations of Invesco Global Health Care Series I Division until June 9, 2018.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	AllianceBernstein International Value Class A Division	AllianceBernstein Small Cap Growth Class A Division	AllianceBernstein Small/Mid Cap Value Class A Division		American Century VP Capital Appreciation Class II Division

Assets
Investments in shares of mutual funds, at fair value	$824,662	$148,170		$1,233,995	$269,070
Total assets	824,662	148,170	$$	1,233,995	269,070
Total liabilities	—	—	$$	—	—
Net assets	$824,662	$148,170		$1,233,995	$269,070
			$$
Net assets			$$
Applicable to accumulation units	$824,662	$148,170		$1,233,995	$269,070
Total net assets	$824,662	$148,170		$1,233,995	$269,070
			$$
Investments in shares of mutual funds, at cost	$978,091	$143,595		$1,448,160	$281,567
			$$
Shares of mutual funds owned	66,612	8,937	$$	72,888	19,137
			$$
Accumulation units outstanding	117,475	5,800	$$	56,842	20,454

Statements of Operations
Year ended December 31, 2018
	AllianceBernstein International Value Class A Division	AllianceBernstein Small Cap Growth Class A Division	AllianceBernstein Small/Mid Cap Value Class A Division		American Century VP Capital Appreciation Class II Division

Net investment income (loss)
Investment income:
Dividends	$14,620	$—		$6,387	$—

Expenses:
Mortality and expense risks	—	—		—	—
Net investment income (loss)	14,620	—		6,387	—

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	2,443	(2,492)		(122)	886
Capital gains distributions	—	7,758		106,557	1,230
Total realized gains (losses) on investments	2,443	5,266		106,435	2,116

Change in net unrealized appreciation (depreciation)
of investments	(251,282)	(9,550)		(331,695)	(21,119)

Net gains (losses) on investments	(234,219)	(4,284)		(218,873)	(19,003)

Net increase (decrease) in net assets resulting from operations	$(234,219)	$(4,284)		$(218,873)	$(19,003)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	American Century VP Income & Growth Class II Division	American Century VP Inflation Protection Class II Division	American Century VP Mid Cap Value Class II Division	American Century VP Value Class II Division

Assets
Investments in shares of mutual funds, at fair value	$752,031	$547,384	$1,650,645	$948,884
Total assets	752,031	547,384	1,650,645	948,884
Total liabilities	—	—	—	—
Net assets	$752,031	$547,384	$1,650,645	$948,884

Net assets
Applicable to accumulation units	$752,031	$547,384	$1,650,645	$948,884
Total net assets	$752,031	$547,384	$1,650,645	$948,884

Investments in shares of mutual funds, at cost	$806,894	$576,059	$1,837,263	$952,268

Shares of mutual funds owned	83,373	56,782	90,101	94,699

Accumulation units outstanding	28,006	45,846	57,798	33,500

Statements of Operations
Year ended December 31, 2018
	American Century VP Income & Growth Class II Division	American Century VP Inflation Protection Class II Division	American Century VP Mid Cap Value Class II Division	American Century VP Value Class II Division

Net investment income (loss)
Investment income:
Dividends	$13,118	$14,272	$21,934	$15,564

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	13,118	14,272	21,934	15,564

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	1,573	(1,384)	8,205	34,032
Capital gains distributions	55,611	—	99,156	64
Total realized gains (losses) on investments	57,184	(1,384)	107,361	34,096

Change in net unrealized appreciation (depreciation)
of investments	(132,768)	(26,675)	(370,253)	(147,547)

Net gains (losses) on investments	(62,466)	(13,787)	(240,958)	(97,887)

Net increase (decrease) in net assets resulting from operations	$(62,466)	$(13,787)	$(240,958)	$(97,887)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	American Funds Insurance Series Blue Chip Income and Growth Class 2 Division	American Funds Insurance Series Global Balanced Fund Class 2 Division (1)	American Funds Insurance Series Growth Fund Class 2 Division	American Funds Insurance Series International Fund Class 2 Division

Assets
Investments in shares of mutual funds, at fair value	$1,229,539	$6,326	$2,377,751	$1,068,234
Total assets	1,229,539	6,326	2,377,751	1,068,234
Total liabilities	—	—	—	—
Net assets	$1,229,539	$6,326	$2,377,751	$1,068,234

Net assets
Applicable to accumulation units	$1,229,539	$6,326	$2,377,751	$1,068,234
Total net assets	$1,229,539	$6,326	$2,377,751	$1,068,234

Investments in shares of mutual funds, at cost	$1,386,498	$6,847	$2,506,868	$1,167,072

Shares of mutual funds owned	100,453	543	34,222	60,695

Accumulation units outstanding	103,651	681	145,040	98,083

Statements of Operations
Year ended December 31, 2018
	American Funds Insurance Series Blue Chip Income and Growth Class 2 Division	American Funds Insurance Series Global Balanced Fund Class 2 Division (1)	American Funds Insurance Series Growth Fund Class 2 Division	American Funds Insurance Series International Fund Class 2 Division

Net investment income (loss)
Investment income:
Dividends	$24,960	$83	$10,809	$19,581

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	24,960	83	10,809	19,581

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	3,122	(3)	23,340	13,738
Capital gains distributions	91,639	74	229,720	50,951
Total realized gains (losses) on investments	94,761	71	253,060	64,689

Change in net unrealized appreciation (depreciation)
of investments	(236,446)	(521)	(306,660)	(236,504)

Net gains (losses) on investments	(116,725)	(367)	(42,791)	(152,234)

Net increase (decrease) in net assets resulting from operations	$(116,725)	$(367)	$(42,791)	$(152,234)

(1) Commencement of operations, June 11, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	American Funds Insurance Series New World Fund Class 2 Division	Calvert Investment Grade Bond Index Class I Division	Calvert Russell 2000 Small Cap Index Class F	Calvert S&P 500 Index Portfolio Division

Assets
Investments in shares of mutual funds, at fair value	$852,610	$751,407	$1,061,307	$242,221
Total assets	852,610	751,407	1,061,307	242,221
Total liabilities	—	—	—	—
Net assets	$852,610	$751,407	$1,061,307	$242,221

Net assets
Applicable to accumulation units	$852,610	$751,407	$1,061,307	$242,221
Total net assets	$852,610	$751,407	$1,061,307	$242,221

Investments in shares of mutual funds, at cost	$921,051	$782,073	$1,217,285	$254,822

Shares of mutual funds owned	41,011	14,175	14,935	1,966

Accumulation units outstanding	81,973	68,715	49,050	16,758

Statements of Operations
Year ended December 31, 2018
	American Funds Insurance Series New World Fund Class 2 Division	Calvert Investment Grade Bond Index Class I Division	Calvert Russell 2000 Small Cap Index Class F	Calvert S&P 500 Index Portfolio Division

Net investment income (loss)
Investment income:
Dividends	$7,893	$22,920	$12,936	$5,062

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	7,893	22,920	12,936	5,062

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	5,772	(927)	2,818	5,039
Capital gains distributions	23,031	—	58,950	18,179
Total realized gains (losses) on investments	28,803	(927)	61,768	23,218

Change in net unrealized appreciation (depreciation)
of investments	(171,826)	(22,454)	(228,006)	(42,129)

Net gains (losses) on investments	(135,130)	(461)	(153,302)	(13,849)

Net increase (decrease) in net assets resulting from operations	$(135,130)	$(461)	$(153,302)	$(13,849)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Calvert S&P MidCap 400 Index Class F Division	ClearBridge Mid Cap Class I Division	Core Plus Bond Class 1 Division	Delaware Small Cap Value Service Class Division

Assets
Investments in shares of mutual funds, at fair value	$1,744,469	$182,744	$1,458,054	$1,110,681
Total assets	1,744,469	182,744	1,458,054	1,110,681
Total liabilities	—	—	—	—
Net assets	$1,744,469	$182,744	$1,458,054	$1,110,681

Net assets
Applicable to accumulation units	$1,744,469	$182,744	$1,458,054	$1,110,681
Total net assets	$1,744,469	$182,744	$1,458,054	$1,110,681

Investments in shares of mutual funds, at cost	$1,962,497	$203,151	$1,519,378	$1,303,841

Shares of mutual funds owned	17,855	10,588	134,880	34,091

Accumulation units outstanding	81,509	17,714	56,536	49,807

Statements of Operations
Year ended December 31, 2018
	Calvert S&P MidCap 400 Index Class F Division	ClearBridge Mid Cap Class I Division	Core Plus Bond Class 1 Division	Delaware Small Cap Value Service Class Division

Net investment income (loss)
Investment income:
Dividends	$22,058	$1,039	$48,549	$6,694

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	22,058	1,039	48,549	6,694

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	5,045	976	(5,032)	977
Capital gains distributions	114,296	3,637	—	80,056
Total realized gains (losses) on investments	119,341	4,613	(5,032)	81,033

Change in net unrealized appreciation (depreciation)
of investments	(379,324)	(32,161)	(57,804)	(304,611)

Net gains (losses) on investments	(237,925)	(26,509)	(14,287)	(216,884)

Net increase (decrease) in net assets resulting from operations	$(237,925)	$(26,509)	$(14,287)	$(216,884)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Delaware Smid Cap Core Service Class Division	Diversified International Class 1 Division	Dreyfus IP MidCap Stock Service Shares Division	DWS Small Mid Cap Value Class B Division (1)

Assets
Investments in shares of mutual funds, at fair value	$1,319,539	$2,052,828	$195,288	$236,014
Total assets	1,319,539	2,052,828	195,288	236,014
Total liabilities	—	—	—	—
Net assets	$1,319,539	$2,052,828	$195,288	$236,014

Net assets
Applicable to accumulation units	$1,319,539	$2,052,828	$195,288	$236,014
Total net assets	$1,319,539	$2,052,828	$195,288	$236,014

Investments in shares of mutual funds, at cost	$1,815,818	$2,267,863	$229,891	$307,764

Shares of mutual funds owned	75,316	149,623	11,687	19,346

Accumulation units outstanding	73,738	78,074	16,203	12,621

Statements of Operations
Year ended December 31, 2018
	Delaware Smid Cap Core Service Class Division	Diversified International Class 1 Division	Dreyfus IP MidCap Stock Service Shares Division	DWS Small Mid Cap Value Class B Division (1)

Net investment income (loss)
Investment income:
Dividends	$—	$49,419	$529	$2,601

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	—	49,419	529	2,601

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	(24,188)	14,028	53	(3,308)
Capital gains distributions	441,986	—	18,339	45,961
Total realized gains (losses) on investments	417,798	14,028	18,392	42,653

Change in net unrealized appreciation (depreciation)
of investments	(600,993)	(486,302)	(53,642)	(90,761)

Net gains (losses) on investments	(183,195)	(422,855)	(34,721)	(45,507)

Net increase (decrease) in net assets resulting from operations	$(183,195)	$(422,855)	$(34,721)	$(45,507)

(1) Represented the operations of Deutsche Small Mid Cap Value Class B Division until October 13, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Equity Income Class 1 Division	Fidelity VIP Contrafund Service Class 2 Division	Fidelity VIP Equity-Income Service Class 2 Division	Fidelity VIP Government Money Market Service Class Division

Assets
Investments in shares of mutual funds, at fair value	$4,172,283	$5,469,453	$992,320	$6,067,517
Total assets	4,172,283	5,469,453	992,320	6,067,517
Total liabilities	—	—	—	—
Net assets	$4,172,283	$5,469,453	$992,320	$6,067,517

Net assets
Applicable to accumulation units	$4,172,283	$5,469,453	$992,320	$6,067,517
Total net assets	$4,172,283	$5,469,453	$992,320	$6,067,517

Investments in shares of mutual funds, at cost	$4,374,039	$5,884,576	$1,062,651	$6,067,516

Shares of mutual funds owned	182,514	174,687	49,991	6,067,516

Accumulation units outstanding	197,059	153,079	40,930	593,470

Statements of Operations
Year ended December 31, 2018
	Equity Income Class 1 Division	Fidelity VIP Contrafund Service Class 2 Division	Fidelity VIP Equity-Income Service Class 2 Division	Fidelity VIP Government Money Market Service Class Division

Net investment income (loss)
Investment income:
Dividends	$42,919	$25,295	$21,924	$84,818

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	42,919	25,295	21,924	84,818

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	13,974	1,889	(8,800)	—
Capital gains distributions	132,739	439,872	45,426	—
Total realized gains (losses) on investments	146,713	441,761	36,626	—

Change in net unrealized appreciation (depreciation)
of investments	(444,185)	(886,065)	(147,728)	—

Net gains (losses) on investments	(254,553)	(419,009)	(89,178)	84,818

Net increase (decrease) in net assets resulting from operations	$(254,553)	$(419,009)	$(89,178)	$84,818

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Fidelity VIP High Income Service Class 2 Division	Fidelity VIP Mid Cap Service Class 2 Division	Franklin Mutual Global Discovery VIP Class 2 Division	Franklin Rising Dividends VIP Class 2 Division

Assets
Investments in shares of mutual funds, at fair value	$2,089,056	$3,025,792	$1,622,902	$2,049,422
Total assets	2,089,056	3,025,792	1,622,902	2,049,422
Total liabilities	—	—	—	—
Net assets	$2,089,056	$3,025,792	$1,622,902	$2,049,422

Net assets
Applicable to accumulation units	$2,089,056	$3,025,792	$1,622,902	$2,049,422
Total net assets	$2,089,056	$3,025,792	$1,622,902	$2,049,422

Investments in shares of mutual funds, at cost	$2,275,073	$3,432,537	$1,905,823	$2,158,265

Shares of mutual funds owned	436,129	103,552	95,746	81,846

Accumulation units outstanding	72,172	74,400	51,894	66,301

Statements of Operations
Year ended December 31, 2018
	Fidelity VIP High Income Service Class 2 Division	Fidelity VIP Mid Cap Service Class 2 Division	Franklin Mutual Global Discovery VIP Class 2 Division	Franklin Rising Dividends VIP Class 2 Division

Net investment income (loss)
Investment income:
Dividends	$119,620	$13,835	$42,454	$26,312

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	119,620	13,835	42,454	26,312

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	(6,916)	(4,079)	(19,832)	632
Capital gains distributions	—	262,372	22,493	127,441
Total realized gains (losses) on investments	(6,916)	258,293	2,661	128,073

Change in net unrealized appreciation (depreciation)
of investments	(191,168)	(801,439)	(247,653)	(268,397)

Net gains (losses) on investments	(78,464)	(529,311)	(202,538)	(114,012)

Net increase (decrease) in net assets resulting from operations	$(78,464)	$(529,311)	$(202,538)	$(114,012)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Franklin Small Cap Value VIP Class 2 Division	Government & High Quality Bond Class 1 Division	International Emerging Markets Class 1 Division	Invesco American Franchise Series II Division

Assets
Investments in shares of mutual funds, at fair value	$578,248	$1,430,287	$2,516,278	$141,673
Total assets	578,248	1,430,287	2,516,278	141,673
Total liabilities	—	—	—	—
Net assets	$578,248	$1,430,287	$2,516,278	$141,673

Net assets
Applicable to accumulation units	$578,248	$1,430,287	$2,516,278	$141,673
Total net assets	$578,248	$1,430,287	$2,516,278	$141,673

Investments in shares of mutual funds, at cost	$710,186	$1,512,473	$2,675,054	$152,388

Shares of mutual funds owned	39,606	151,033	166,421	2,581

Accumulation units outstanding	17,637	103,679	69,668	7,373

Statements of Operations
Year ended December 31, 2018
	Franklin Small Cap Value VIP Class 2 Division	Government & High Quality Bond Class 1 Division	International Emerging Markets Class 1 Division	Invesco American Franchise Series II Division

Net investment income (loss)
Investment income:
Dividends	$4,804	$51,545	$33,377	$—

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	4,804	51,545	33,377	—

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	(5,609)	(5,335)	26,253	4,919
Capital gains distributions	81,805	—	—	10,255
Total realized gains (losses) on investments	76,196	(5,335)	26,253	15,174

Change in net unrealized appreciation (depreciation)
of investments	(165,560)	(30,301)	(682,459)	(23,512)

Net gains (losses) on investments	(84,560)	15,909	(622,829)	(8,338)

Net increase (decrease) in net assets resulting from operations	$(84,560)	$15,909	$(622,829)	$(8,338)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Invesco American Value Series I Division	Invesco Core Equity Series II Division	Invesco Health Care Series I Division (1)	Invesco Mid Cap Core Equity Series II Division

Assets
Investments in shares of mutual funds, at fair value	$52,060	$151,813	$2,299,838	$397,745
Total assets	52,060	151,813	2,299,838	397,745
Total liabilities	—	—	—	—
Net assets	$52,060	$151,813	$2,299,838	$397,745

Net assets
Applicable to accumulation units	$52,060	$151,813	$2,299,838	$397,745
Total net assets	$52,060	$151,813	$2,299,838	$397,745

Investments in shares of mutual funds, at cost	$61,428	$175,649	$2,814,488	$477,208

Shares of mutual funds owned	3,756	4,952	98,242	37,103

Accumulation units outstanding	5,390	5,045	80,661	20,193

Statements of Operations
Year ended December 31, 2018
	Invesco American Value Series I Division	Invesco Core Equity Series II Division	Invesco Health Care Series I Division (1)	Invesco Mid Cap Core Equity Series II Division

Net investment income (loss)
Investment income:
Dividends	$283	$—	$—	$499

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	283	—	—	499

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	467	4,883	(30,881)	(1,333)
Capital gains distributions	8,081	10,889	304,278	63,915
Total realized gains (losses) on investments	8,548	15,772	273,397	62,582

Change in net unrealized appreciation or (depreciation)
of investments	(16,592)	(30,507)	(268,180)	(115,821)

Net gains (losses) on investments	(7,761)	(14,735)	5,217	(52,740)

Net increase (decrease) in net assets resulting from operations	$(7,761)	$(14,735)	$5,217	$(52,740)

(1) Represented the operations of Invesco Global Health Care Series I Division until June 9, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Janus Henderson Enterprise Service Shares Division (1)	Janus Henderson Forty Service Shares Division	LargeCap Growth Class 1 Division	LargeCap Growth I Class 1 Division

Assets
Investments in shares of mutual funds, at fair value	$28,976	$2,182,015	$1,283,144	$2,587,369
Total assets	28,976	2,182,015	1,283,144	2,587,369
Total liabilities	—	—	—	—
Net assets	$28,976	$2,182,015	$1,283,144	$2,587,369

Net assets
Applicable to accumulation units	$28,976	$2,182,015	$1,283,144	$2,587,369
Total net assets	$28,976	$2,182,015	$1,283,144	$2,587,369

Investments in shares of mutual funds, at cost	$31,829	$2,307,807	$1,279,695	$2,476,661

Shares of mutual funds owned	460	65,822	45,421	85,959

Accumulation units outstanding	833	97,198	42,368	48,215

Statements of Operations
Year ended December 31, 2018
	Janus Henderson Enterprise Service Shares Division (1)	Janus Henderson Forty Service Shares Division	LargeCap Growth Class 1 Division	LargeCap Growth I Class 1 Division

Net investment income (loss)
Investment income:
Dividends	$2	$26,679	$3,104	$937

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	2	26,679	3,104	937

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	(12)	559	32,962	22,606
Capital gains distributions	—	286,634	104,080	191,161
Total realized gains (losses) on investments	(12)	287,193	137,042	213,767

Change in net unrealized appreciation (depreciation)
of investments	(2,853)	(314,038)	(253,523)	(172,108)

Net gains (losses) on investments	(2,863)	(166)	(113,377)	42,596

Net increase (decrease) in net assets resulting from operations	$(2,863)	$(166)	$(113,377)	$42,596

(1) Commencement of operations, June 11, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	LargeCap S&P 500 Index Class 1 Division	Lord Abbett Series Fund Developing Growth Class VC Division	Lord Abbett Series Fund International Opportunities Class VC Division	MFS Blended Research Small Cap Equity Service Class Division

Assets
Investments in shares of mutual funds, at fair value	$9,860,173	$172,182	$257,338	$58,970
Total assets	9,860,173	172,182	257,338	58,970
Total liabilities	—	—	—	—
Net assets	$9,860,173	$172,182	$257,338	$58,970

Net assets
Applicable to accumulation units	$9,860,173	$172,182	$257,338	$58,970
Total net assets	$9,860,173	$172,182	$257,338	$58,970

Investments in shares of mutual funds, at cost	$9,576,585	$228,458	$367,825	$70,285

Shares of mutual funds owned	601,597	6,896	40,146	5,400

Accumulation units outstanding	384,576	11,371	24,776	4,573

Statements of Operations
Year ended December 31, 2018
	LargeCap S&P 500 Index Class 1 Division	Lord Abbett Series Fund Developing Growth Class VC Division	Lord Abbett Series Fund International Opportunities Class VC Division	MFS Blended Research Small Cap Equity Service Class Division

Net investment income (loss)
Investment income:
Dividends	$176,022	$—	$2,796	$360

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	176,022	—	2,796	360

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	59,898	737	271	1,552
Capital gains distributions	356,341	25,539	35,856	7,537
Total realized gains (losses) on investments	416,239	26,276	36,127	9,089

Change in net unrealized appreciation (depreciation)
of investments	(1,113,951)	(56,721)	(109,375)	(12,533)

Net gains (losses) on investments	(521,690)	(30,445)	(70,452)	(3,084)

Net increase (decrease) in net assets resulting from operations	$(521,690)	$(30,445)	$(70,452)	$(3,084)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	MFS Mid Cap Value Portfolio Service Class Division	MFS New Discovery Service Class Division	MFS New Discovery Value Service Class Division	MFS Utilities Service Class Division

Assets
Investments in shares of mutual funds, at fair value	$449,586	$521,130	$92,037	$1,924,273
Total assets	449,586	521,130	92,037	1,924,273
Total liabilities	—	—	—	—
Net assets	$449,586	$521,130	$92,037	$1,924,273

Net assets
Applicable to accumulation units	$449,586	$521,130	$92,037	$1,924,273
Total net assets	$449,586	$521,130	$92,037	$1,924,273

Investments in shares of mutual funds, at cost	$518,523	$573,021	$117,866	$1,959,671

Shares of mutual funds owned	61,168	32,755	10,983	66,676

Accumulation units outstanding	41,971	15,964	7,450	112,828

Statements of Operations
Year ended December 31, 2018
	MFS Mid Cap Value Portfolio Service Class Division	MFS New Discovery Service Class Division	MFS New Discovery Value Service Class Division	MFS Utilities Service Class Division

Net investment income (loss)
Investment income:
Dividends	$3,250	$—	$229	$15,961

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	3,250	—	229	15,961

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	11,197	4,504	299	(2,277)
Capital gains distributions	30,545	75,130	14,497	7,297
Total realized gains (losses) on investments	41,742	79,634	14,796	5,020

Change in net unrealized appreciation (depreciation)
of investments	(102,517)	(111,047)	(27,246)	(8,625)

Net gains (losses) on investments	(57,525)	(31,413)	(12,221)	12,356

Net increase (decrease) in net assets resulting from operations	$(57,525)	$(31,413)	$(12,221)	$12,356

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	MidCap Class 1 Division	Multi-Asset Income Class 1 Division	Neuberger Berman AMT Large Cap Value Class I Division	Oppenheimer Main Street Small Cap Service Shares Division

Assets
Investments in shares of mutual funds, at fair value	$3,630,919	$16,077	$215,049	$465,421
Total assets	3,630,919	16,077	215,049	465,421
Total liabilities	—	—	—	—
Net assets	$3,630,919	$16,077	$215,049	$465,421

Net assets
Applicable to accumulation units	$3,630,919	$16,077	$215,049	$465,421
Total net assets	$3,630,919	$16,077	$215,049	$465,421

Investments in shares of mutual funds, at cost	$4,206,184	$17,171	$225,394	$546,212

Shares of mutual funds owned	74,818	1,561	14,749	23,236

Accumulation units outstanding	42,413	1,451	10,679	19,453

Statements of Operations
Year ended December 31, 2018
	MidCap Class 1 Division	Multi-Asset Income Class 1 Division	Neuberger Berman AMT Large Cap Value Class I Division	Oppenheimer Main Street Small Cap Service Shares Division

Net investment income (loss)
Investment income:
Dividends	$10,730	$433	$2,723	$317

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	10,730	433	2,723	317

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	17,119	4	624	387
Capital gains distributions	499,370	50	24,228	69,154
Total realized gains (losses) on investments	516,489	54	24,852	69,541

Change in net unrealized appreciation (depreciation)
of investments	(788,345)	(1,462)	(28,550)	(120,369)

Net gains (losses) on investments	(261,126)	(975)	(975)	(50,511)

Net increase (decrease) in net assets resulting from operations	$(261,126)	$(975)	$(975)	$(50,511)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Principal Capital Appreciation Class 1 Division	Principal LifeTime 2010 Class 1 Division	Principal LifeTime 2020 Class 1 Division	Principal LifeTime 2030 Class 1 Division

Assets
Investments in shares of mutual funds, at fair value	$1,101,015	$117,663	$485,654	$3,427,470
Total assets	1,101,015	117,663	485,654	3,427,470
Total liabilities	—	—	—	—
Net assets	$1,101,015	$117,663	$485,654	$3,427,470

Net assets
Applicable to accumulation units	$1,101,015	$117,663	$485,654	$3,427,470
Total net assets	$1,101,015	$117,663	$485,654	$3,427,470

Investments in shares of mutual funds, at cost	$1,079,402	$121,643	$508,495	$3,621,684

Shares of mutual funds owned	42,576	9,660	38,544	295,982

Accumulation units outstanding	87,706	6,051	22,259	154,493

Statements of Operations
Year ended December 31, 2018
	Principal Capital Appreciation Class 1 Division	Principal LifeTime 2010 Class 1 Division	Principal LifeTime 2020 Class 1 Division	Principal LifeTime 2030 Class 1 Division

Net investment income (loss)
Investment income:
Dividends	$13,509	$3,690	$15,026	$75,944

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	13,509	3,690	15,026	75,944

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	12,858	108	197	(1,761)
Capital gains distributions	62,598	3,033	16,576	98,651
Total realized gains (losses) on investments	75,456	3,141	16,773	96,890

Change in net unrealized appreciation (depreciation)
of investments	(132,588)	(11,543)	(58,140)	(401,991)

Net gains (losses) on investments	(43,623)	(4,712)	(26,341)	(229,157)

Net increase (decrease) in net assets resulting from operations	$(43,623)	$(4,712)	$(26,341)	$(229,157)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Principal LifeTime 2040 Class 1 Division	Principal LifeTime 2050 Class 1 Division	Principal LifeTime 2060 Class 1 Division	Principal LifeTime Strategic Income Class 1 Division

Assets
Investments in shares of mutual funds, at fair value	$3,320,644	$1,723,522	$1,184,320	$239,838
Total assets	3,320,644	1,723,522	1,184,320	239,838
Total liabilities	—	—	—	—
Net assets	$3,320,644	$1,723,522	$1,184,320	$239,838

Net assets
Applicable to accumulation units	$3,320,644	$1,723,522	$1,184,320	$239,838
Total net assets	$3,320,644	$1,723,522	$1,184,320	$239,838

Investments in shares of mutual funds, at cost	$3,450,641	$1,825,500	$1,241,850	$249,430

Shares of mutual funds owned	238,210	128,910	96,130	21,225

Accumulation units outstanding	142,457	73,133	86,524	13,703

Statements of Operations
Year ended December 31, 2018
	Principal LifeTime 2040 Class 1 Division	Principal LifeTime 2050 Class 1 Division	Principal LifeTime 2060 Class 1 Division	Principal LifeTime Strategic Income Class 1 Division

Net investment income (loss)
Investment income:
Dividends	$70,612	$37,408	$25,444	$6,381

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	70,612	37,408	25,444	6,381

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	12,284	2,747	20,396	350
Capital gains distributions	115,290	80,420	42,805	2,482
Total realized gains (losses) on investments	127,574	83,167	63,201	2,832

Change in net unrealized appreciation (depreciation)
of investments	(480,802)	(285,123)	(206,178)	(16,714)

Net gains (losses) on investments	(282,616)	(164,548)	(117,533)	(7,501)

Net increase (decrease) in net assets resulting from operations	$(282,616)	$(164,548)	$(117,533)	$(7,501)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	Putnam VT Growth Opportunities Class IB Division	Real Estate Securities Class 1 Division	SAM Balanced Portfolio Class 1 Division	SAM Conservative Balanced Portfolio Class 1 Division

Assets
Investments in shares of mutual funds, at fair value	$323,937	$3,804,232	$16,372,250	$3,973,704
Total assets	323,937	3,804,232	16,372,250	3,973,704
Total liabilities	—	—	—	—
Net assets	$323,937	$3,804,232	$16,372,250	$3,973,704

Net assets
Applicable to accumulation units	$323,937	$3,804,232	$16,372,250	$3,973,704
Total net assets	$323,937	$3,804,232	$16,372,250	$3,973,704

Investments in shares of mutual funds, at cost	$292,880	$4,519,150	$18,054,756	$4,246,189

Shares of mutual funds owned	33,849	213,003	1,177,860	359,611

Accumulation units outstanding	24,046	51,460	913,531	228,818

Statements of Operations
Year ended December 31, 2018
	Putnam VT Growth Opportunities Class IB Division	Real Estate Securities Class 1 Division	SAM Balanced Portfolio Class 1 Division	SAM Conservative Balanced Portfolio Class 1 Division

Net investment income (loss)
Investment income:
Dividends	$—	$69,808	$511,340	$133,566

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	—	69,808	511,340	133,566

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	4,365	(34,120)	(152,734)	(6,905)
Capital gains distributions	16,923	313,236	805,162	149,339
Total realized gains (losses) on investments	21,288	279,116	652,428	142,434

Change in net unrealized appreciation (depreciation)
of investments	(19,391)	(504,543)	(2,007,060)	(419,594)

Net gains (losses) on investments	1,897	(155,619)	(843,292)	(143,594)

Net increase (decrease) in net assets resulting from operations	$1,897	$(155,619)	$(843,292)	$(143,594)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	SAM Conservative Growth Portfolio Class 1 Division	SAM Flexible Income Portfolio Class 1 Division	SAM Strategic Growth Portfolio Class 1 Division	Short-Term Income Class 1 Division

Assets
Investments in shares of mutual funds, at fair value	$18,153,119	$2,876,169	$26,741,941	$1,896,396
Total assets	18,153,119	2,876,169	26,741,941	1,896,396
Total liabilities	—	—	—	—
Net assets	$18,153,119	$2,876,169	$26,741,941	$1,896,396

Net assets
Applicable to accumulation units	$18,153,119	$2,876,169	$26,741,941	$1,896,396
Total net assets	$18,153,119	$2,876,169	$26,741,941	$1,896,396

Investments in shares of mutual funds, at cost	$19,642,362	$3,042,798	$29,398,864	$1,920,625

Shares of mutual funds owned	1,057,874	242,510	1,456,533	752,537

Accumulation units outstanding	1,012,784	166,349	1,513,623	142,092

Statements of Operations
Year ended December 31, 2018
	SAM Conservative Growth Portfolio Class 1 Division	SAM Flexible Income Portfolio Class 1 Division	SAM Strategic Growth Portfolio Class 1 Division	Short-Term Income Class 1 Division

Net investment income (loss)
Investment income:
Dividends	$528,934	$120,310	$676,914	$39,610

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	528,934	120,310	676,914	39,610

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	(27,115)	(8,301)	(67,644)	(7,112)
Capital gains distributions	927,464	73,381	1,510,259	—
Total realized gains (losses) on investments	900,349	65,080	1,442,615	(7,112)

Change in net unrealized appreciation (depreciation)
of investments	(2,712,640)	(242,089)	(4,635,188)	(13,793)

Net gains (losses) on investments	(1,283,357)	(56,699)	(2,515,659)	18,705

Net increase (decrease) in net assets resulting from operations	$(1,283,357)	$(56,699)	$(2,515,659)	$18,705

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	SmallCap Class 1 Division	Templeton Global Bond VIP Class 2 Division	TOPS Managed Risk Balanced ETF Class 2 Division	TOPS Managed Risk Growth ETF Class 2 Division

Assets
Investments in shares of mutual funds, at fair value	$1,946,995	$1,588,872	$462,797	$1,775,285
Total assets	1,946,995	1,588,872	462,797	1,775,285
Total liabilities	—	—	—	—
Net assets	$1,946,995	$1,588,872	$462,797	$1,775,285

Net assets
Applicable to accumulation units	$1,946,995	$1,588,872	$462,797	$1,775,285
Total net assets	$1,946,995	$1,588,872	$462,797	$1,775,285

Investments in shares of mutual funds, at cost	$2,088,130	$1,577,309	$496,232	$1,912,215

Shares of mutual funds owned	136,153	94,407	43,496	166,381

Accumulation units outstanding	64,595	97,154	36,746	135,155

Statements of Operations
Year ended December 31, 2018
	SmallCap Class 1 Division	Templeton Global Bond VIP Class 2 Division	TOPS Managed Risk Balanced ETF Class 2 Division	TOPS Managed Risk Growth ETF Class 2 Division

Net investment income (loss)
Investment income:
Dividends	$6,936	$—	$7,932	$30,076

Expenses:
Mortality and expense risks	—	—	—	—
Net investment income (loss)	6,936	—	7,932	30,076

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	22,556	(10,364)	1,116	(5,326)
Capital gains distributions	144,370	—	24,636	106,336
Total realized gains (losses) on investments	166,926	(10,364)	25,752	101,010

Change in net unrealized appreciation (depreciation)
of investments	(426,676)	39,337	(62,522)	(304,973)

Net gains (losses) on investments	(252,814)	28,973	(28,838)	(173,887)

Net increase (decrease) in net assets resulting from operations	$(252,814)	$28,973	$(28,838)	$(173,887)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities
December 31, 2018
	TOPS Managed Risk Moderate Growth ETF Class 2 Division	VanEck Global Hard Assets Class S Division	Wanger International Division

Assets
Investments in shares of mutual funds, at fair value	$835,246	$506,008	$462,801
Total assets	835,246	506,008	462,801
Total liabilities	—	—	—
Net assets	$835,246	$506,008	$462,801

Net assets
Applicable to accumulation units	$835,246	$506,008	$462,801
Total net assets	$835,246	$506,008	$462,801

Investments in shares of mutual funds, at cost	$896,740	$645,446	$589,019

Shares of mutual funds owned	76,070	30,911	20,847

Accumulation units outstanding	63,433	100,017	47,207

Statements of Operations
Year ended December 31, 2018
	TOPS Managed Risk Moderate Growth ETF Class 2 Division	VanEck Global Hard Assets Class S Division	Wanger International Division

Net investment income (loss)
Investment income:
Dividends	$14,514	$—	$8,668

Expenses:
Mortality and expense risks	—	—	—
Net investment income (loss)	14,514	—	8,668

Realized gains (losses) on investments
Realized gains (losses) on sale of fund shares	(17)	(29,128)	(81)
Capital gains distributions	42,351	—	47,383
Total realized gains (losses) on investments	42,334	(29,128)	47,302

Change in net unrealized appreciation (depreciation)
of investments	(121,238)	(161,623)	(154,781)

Net gains (losses) on investments	(64,390)	(190,751)	(98,811)

Net increase (decrease) in net assets resulting from operations	$(64,390)	$(190,751)	$(98,811)

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	AllianceBernstein International Value Class A Division	AllianceBernstein Small Cap Growth Class A Division	AllianceBernstein Small/Mid Cap Value Class A Division	American Century VP Capital Appreciation Class II Division

Net assets as of January 1, 2017	$512,536	$117,492	$840,359	$93,099
Increase (decrease) in net assets
Operations:
Net investment income (loss)	16,976	—	4,932	—
Total realized gains (losses) on investments	1,378	(15,957)	43,629	19,506
Change in net unrealized appreciation (depreciation)
of investments	125,892	53,530	90,644	7,020
Net gains (losses) on investments	144,246	37,573	139,205	26,526
Net increase (decrease) in net assets resulting from operations	144,246	37,573	139,205	26,526
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	304,856	25,832	444,851	118,214
Contract terminations and surrenders	(12,368)	(23,509)	(8,290)	(195)
Death benefit payments	—	—	—	—
Policy loan transfers	(15,366)	(1,745)	(7,102)	(6)
Transfers to other contracts	(27,168)	(1,909)	(82,908)	(25,084)
Cost of insurance and administration charges	(41,806)	(6,399)	(76,536)	(22,093)
Mortality and expenses charges	(579)	(89)	(1,060)	(307)
Surrender charges	(6,387)	(12,140)	(4,281)	(101)
Increase (decrease) in net assets from policy related transactions	201,182	(19,959)	264,674	70,428
Total increase (decrease)	345,428	17,614	403,879	96,954
Net assets as of December 31, 2017	857,964	135,106	1,244,238	190,053

Increase (decrease) in net assets
Operations:
Net investment income (loss)	14,620	—	6,387	—
Total realized gains (losses) on investments	2,443	5,266	106,435	2,116
Change in net unrealized appreciation (depreciation)
of investments	(251,282)	(9,550)	(331,695)	(21,119)
Net gains (losses) on investments	(234,219)	(4,284)	(218,873)	(19,003)
Net increase (decrease) in net assets resulting from operations	(234,219)	(4,284)	(218,873)	(19,003)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	324,925	34,592	488,696	140,139
Contract terminations and surrenders	(18,785)	(2,901)	(37,425)	(3,162)
Death benefit payments	—	—	—	—
Policy loan transfers	(5)	(188)	(2,086)	(1,176)
Transfers to other contracts	(44,585)	(6,219)	(134,389)	(8,385)
Cost of insurance and administration charges	(53,941)	(6,922)	(93,042)	(27,995)
Mortality and expenses charges	(780)	(101)	(1,346)	(406)
Surrender charges	(5,912)	(913)	(11,778)	(995)
Increase (decrease) in net assets from policy related transactions	200,917	17,348	208,630	98,020
Total increase (decrease)	(33,302)	13,064	(10,243)	79,017
Net assets as of December 31, 2018	$824,662	$148,170	$1,233,995	$269,070

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	American Century VP Income & Growth Class II Division	American Century VP Inflation Protection Class II Division	American Century VP Mid Cap Value Class II Division	American Century VP Value Class II Division

Net assets as of January 1, 2017	$433,812	$392,742	$1,015,007	$750,369
Increase (decrease) in net assets
Operations:
Net investment income (loss)	11,584	11,408	17,831	13,433
Total realized gains (losses) on investments	14,079	(2,148)	39,375	10,983
Change in net unrealized appreciation (depreciation)
of investments	73,970	6,398	83,197	50,388
Net gains (losses) on investments	99,633	15,658	140,403	74,804
Net increase (decrease) in net assets resulting from operations	99,633	15,658	140,403	74,804
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	199,186	130,375	573,877	313,381
Contract terminations and surrenders	(11,394)	(8,087)	(22,304)	(4,432)
Death benefit payments	—	(28,186)	—	—
Policy loan transfers	(4,031)	(12,472)	(7,437)	(3,118)
Transfers to other contracts	(22,685)	(6,317)	(72,631)	(61,745)
Cost of insurance and administration charges	(48,786)	(37,267)	(103,477)	(70,101)
Mortality and expenses charges	(675)	(516)	(1,433)	(971)
Surrender charges	(5,884)	(4,176)	(11,518)	(2,289)
Increase (decrease) in net assets from policy related transactions	105,731	33,354	355,077	170,725
Total increase (decrease)	205,364	49,012	495,480	245,529
Net assets as of December 31, 2017	639,176	441,754	1,510,487	995,898

Increase (decrease) in net assets
Operations:
Net investment income (loss)	13,118	14,272	21,934	15,564
Total realized gains (losses) on investments	57,184	(1,384)	107,361	34,096
Change in net unrealized appreciation (depreciation)
of investments	(132,768)	(26,675)	(370,253)	(147,547)
Net gains (losses) on investments	(62,466)	(13,787)	(240,958)	(97,887)
Net increase (decrease) in net assets resulting from operations	(62,466)	(13,787)	(240,958)	(97,887)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	276,970	183,000	589,320	307,266
Contract terminations and surrenders	(18,236)	(6,179)	(7,692)	(18,637)
Death benefit payments	—	—	(8,098)	—
Policy loan transfers	(4,539)	(1,183)	(13,536)	(1,307)
Transfers to other contracts	(13,568)	(11,047)	(53,885)	(144,167)
Cost of insurance and administration charges	(58,717)	(42,613)	(120,826)	(85,187)
Mortality and expenses charges	(850)	(616)	(1,746)	(1,230)
Surrender charges	(5,739)	(1,945)	(2,421)	(5,865)
Increase (decrease) in net assets from policy related transactions	175,321	119,417	381,116	50,873
Total increase (decrease)	112,855	105,630	140,158	(47,014)
Net assets as of December 31, 2018	$752,031	$547,384	$1,650,645	$948,884

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	American Funds Insurance Series Blue Chip Income and Growth Class 2 Division	American Funds Insurance Series Global Balanced Fund Class 2 Division (1)	American Funds Insurance Series Growth Fund Class 2 Division	American Funds Insurance Series International Fund Class 2 Division

Net assets as of January 1, 2017	$349,274	$—	$652,721	$383,690
Increase (decrease) in net assets
Operations:
Net investment income (loss)	16,439	—	8,189	10,253
Total realized gains (losses) on investments	27,186	—	119,235	1,712
Change in net unrealized appreciation (depreciation)
of investments	64,667	—	175,400	166,353
Net gains (losses) on investments	108,292	—	302,824	178,318
Net increase (decrease) in net assets resulting from operations	108,292	—	302,824	178,318
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	666,685	—	1,165,135	537,845
Contract terminations and surrenders	(380)	—	(36,954)	(17,680)
Death benefit payments	—	—	(1,026)	(526)
Policy loan transfers	(7,253)	—	(78)	(6,095)
Transfers to other contracts	(62,961)	—	(50,584)	(70,468)
Cost of insurance and administration charges	(64,418)	—	(97,391)	(50,193)
Mortality and expenses charges	(890)	—	(1,347)	(696)
Surrender charges	(196)	—	(19,083)	(9,130)
Increase (decrease) in net assets from policy related transactions	530,587	—	958,672	383,057
Total increase (decrease)	638,879	—	1,261,496	561,375
Net assets as of December 31, 2017	988,153	—	1,914,217	945,065

Increase (decrease) in net assets
Operations:
Net investment income (loss)	24,960	83	10,809	19,581
Total realized gains (losses) on investments	94,761	71	253,060	64,689
Change in net unrealized appreciation (depreciation)
of investments	(236,446)	(521)	(306,660)	(236,504)
Net gains (losses) on investments	(116,725)	(367)	(42,791)	(152,234)
Net increase (decrease) in net assets resulting from operations	(116,725)	(367)	(42,791)	(152,234)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	489,473	9,309	910,996	487,133
Contract terminations and surrenders	(4,289)	—	(71,829)	(22,893)
Death benefit payments	—	—	—	(777)
Policy loan transfers	(7,147)	—	(15,553)	(1,015)
Transfers to other contracts	(20,281)	(2,433)	(148,383)	(105,584)
Cost of insurance and administration charges	(96,894)	(179)	(144,217)	(73,198)
Mortality and expenses charges	(1,401)	(4)	(2,083)	(1,058)
Surrender charges	(1,350)	—	(22,606)	(7,205)
Increase (decrease) in net assets from policy related transactions	358,111	6,693	506,325	275,403
Total increase (decrease)	241,386	6,326	463,534	123,169
Net assets as of December 31, 2018	$1,229,539	$6,326	$2,377,751	$1,068,234

(1) Commencement of operations, June 11, 2018.
See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	American Funds Insurance Series New World Fund Class 2 Division	Calvert Investment Grade Bond Index Class I Division	Calvert Russell 2000 Small Cap Index Class F	Calvert S&P 500 Index Portfolio Division

Net assets as of January 1, 2017	$251,854	$501,370	$455,927	$122,565
Increase (decrease) in net assets
Operations:
Net investment income (loss)	5,174	16,454	5,328	2,574
Total realized gains (losses) on investments	2,209	401	26,364	7,911
Change in net unrealized appreciation (depreciation)
of investments	98,996	1,669	59,555	21,407
Net gains (losses) on investments	106,379	18,524	91,247	31,892
Net increase (decrease) in net assets resulting from operations	106,379	18,524	91,247	31,892
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	365,411	151,230	455,823	49,922
Contract terminations and surrenders	(3,441)	(4,325)	(9,731)	(506)
Death benefit payments	—	(937)	—	—
Policy loan transfers	(7,111)	(301)	(9,556)	(900)
Transfers to other contracts	(19,346)	(8,378)	(19,319)	(416)
Cost of insurance and administration charges	(37,522)	(44,535)	(63,084)	(9,671)
Mortality and expenses charges	(519)	(615)	(875)	(134)
Surrender charges	(1,777)	(2,233)	(5,025)	(261)
Increase (decrease) in net assets from policy related transactions	295,695	89,906	348,233	38,034
Total increase (decrease)	402,074	108,430	439,480	69,926
Net assets as of December 31, 2017	653,928	609,800	895,407	192,491

Increase (decrease) in net assets
Operations:
Net investment income (loss)	7,893	22,920	12,936	5,062
Total realized gains (losses) on investments	28,803	(927)	61,768	23,218
Change in net unrealized appreciation (depreciation)
of investments	(171,826)	(22,454)	(228,006)	(42,129)
Net gains (losses) on investments	(135,130)	(461)	(153,302)	(13,849)
Net increase (decrease) in net assets resulting from operations	(135,130)	(461)	(153,302)	(13,849)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	488,704	221,411	502,787	93,238
Contract terminations and surrenders	(10,126)	(5,493)	(14,215)	(4,412)
Death benefit payments	—	(1,644)	(9,734)	—
Policy loan transfers	(11,400)	(535)	(2,497)	(7,419)
Transfers to other contracts	(71,707)	(13,389)	(69,080)	(3,958)
Cost of insurance and administration charges	(57,639)	(55,747)	(82,394)	(12,304)
Mortality and expenses charges	(833)	(806)	(1,191)	(177)
Surrender charges	(3,187)	(1,729)	(4,474)	(1,389)
Increase (decrease) in net assets from policy related transactions	333,812	142,068	319,202	63,579
Total increase (decrease)	198,682	141,607	165,900	49,730
Net assets as of December 31, 2018	$852,610	$751,407	$1,061,307	$242,221

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Calvert S&P MidCap 400 Index Class F Division	ClearBridge Mid Cap Class I Division	Core Plus Bond Class 1 Division	Delaware Small Cap Value Service Class Division

Net assets as of January 1, 2017	$834,413	$81,542	$567,913	$552,556
Increase (decrease) in net assets
Operations:
Net investment income (loss)	8,380	653	19,353	4,252
Total realized gains (losses) on investments	57,362	8,641	(215)	21,532
Change in net unrealized appreciation (depreciation)
of investments	102,161	4,791	11,997	62,601
Net gains (losses) on investments	167,903	14,085	31,135	88,385
Net increase (decrease) in net assets resulting from operations	167,903	14,085	31,135	88,385
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	680,909	78,309	634,116	523,864
Contract terminations and surrenders	(9,169)	(176)	(4,912)	(7,949)
Death benefit payments	—	—	(472)	—
Policy loan transfers	(22,050)	—	2,073	(1,194)
Transfers to other contracts	(63,032)	(126)	(79,377)	(52,193)
Cost of insurance and administration charges	(96,808)	(14,136)	(54,762)	(77,144)
Mortality and expenses charges	(1,341)	(196)	(758)	(1,067)
Surrender charges	(4,735)	(91)	(2,537)	(4,105)
Increase (decrease) in net assets from policy related transactions	483,774	63,584	493,371	380,212
Total increase (decrease)	651,677	77,669	524,506	468,597
Net assets as of December 31, 2017	1,486,090	159,211	1,092,419	1,021,153

Increase (decrease) in net assets
Operations:
Net investment income (loss)	22,058	1,039	48,549	6,694
Total realized gains (losses) on investments	119,341	4,613	(5,032)	81,033
Change in net unrealized appreciation (depreciation)
of investments	(379,324)	(32,161)	(57,804)	(304,611)
Net gains (losses) on investments	(237,925)	(26,509)	(14,287)	(216,884)
Net increase (decrease) in net assets resulting from operations	(237,925)	(26,509)	(14,287)	(216,884)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	698,224	86,642	601,039	478,674
Contract terminations and surrenders	(7,750)	(884)	(37,492)	(13,937)
Death benefit payments	(863)	—	—	—
Policy loan transfers	(3,980)	(1,155)	(3,652)	(1,224)
Transfers to other contracts	(67,115)	(9,943)	(91,880)	(48,403)
Cost of insurance and administration charges	(118,068)	(23,993)	(75,208)	(102,828)
Mortality and expenses charges	(1,705)	(347)	(1,086)	(1,484)
Surrender charges	(2,439)	(278)	(11,799)	(4,386)
Increase (decrease) in net assets from policy related transactions	496,304	50,042	379,922	306,412
Total increase (decrease)	258,379	23,533	365,635	89,528
Net assets as of December 31, 2018	$1,744,469	$182,744	$1,458,054	$1,110,681

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Delaware Smid Cap Core Service Class Division	Diversified International Class 1 Division	Dreyfus IP MidCap Stock Service Shares Division	DWS Small Mid Cap Value Class B Division (1)

Net assets as of January 1, 2017	$864,335	$1,145,251	$87,304	$171,305
Increase (decrease) in net assets
Operations:
Net investment income (loss)	922	28,880	850	722
Total realized gains (losses) on investments	75,212	10,599	1,571	4,743
Change in net unrealized appreciation (depreciation)
of investments	110,204	325,264	14,789	15,425
Net gains (losses) on investments	186,338	364,743	17,210	20,890
Net increase (decrease) in net assets resulting from operations	186,338	364,743	17,210	20,890
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	443,786	809,509	68,394	77,750
Contract terminations and surrenders	(9,640)	(33,339)	(561)	(3,288)
Death benefit payments	—	—	—	—
Policy loan transfers	(14,621)	(2,051)	(1,128)	(7,827)
Transfers to other contracts	(94,449)	(127,446)	(4,914)	(2,018)
Cost of insurance and administration charges	(85,731)	(111,880)	(18,227)	(18,931)
Mortality and expenses charges	(1,188)	(1,548)	(253)	(261)
Surrender charges	(4,978)	(17,216)	(290)	(1,698)
Increase (decrease) in net assets from policy related transactions	233,179	516,029	43,021	43,727
Total increase (decrease)	419,517	880,772	60,231	64,617
Net assets as of December 31, 2017	1,283,852	2,026,023	147,535	235,922

Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	49,419	529	2,601
Total realized gains (losses) on investments	417,798	14,028	18,392	42,653
Change in net unrealized appreciation (depreciation)
of investments	(600,993)	(486,302)	(53,642)	(90,761)
Net gains (losses) on investments	(183,195)	(422,855)	(34,721)	(45,507)
Net increase (decrease) in net assets resulting from operations	(183,195)	(422,855)	(34,721)	(45,507)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	444,142	748,412	107,443	81,690
Contract terminations and surrenders	(25,843)	(9,936)	(1,351)	(9,235)
Death benefit payments	—	—	—	—
Policy loan transfers	(3,123)	(15,347)	615	(102)
Transfers to other contracts	(89,428)	(131,244)	(2,580)	(2,783)
Cost of insurance and administration charges	(97,326)	(137,116)	(20,926)	(20,764)
Mortality and expenses charges	(1,407)	(1,982)	(302)	(301)
Surrender charges	(8,133)	(3,127)	(425)	(2,906)
Increase (decrease) in net assets from policy related transactions	218,882	449,660	82,474	45,599
Total increase (decrease)	35,687	26,805	47,753	92
Net assets as of December 31, 2018	$1,319,539	$2,052,828	$195,288	$236,014

(1) Represented the operations of Deutsche Small Mid Cap Value Class B Division until October 13, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Equity Income Class 1 Division	Fidelity VIP Contrafund Service Class 2 Division	Fidelity VIP Equity-Income Service Class 2 Division	Fidelity VIP Government Money Market Service Class Division

Net assets as of January 1, 2017	$1,323,044	$3,066,036	$641,433	$5,523,076
Increase (decrease) in net assets
Operations:
Net investment income (loss)	38,718	32,758	13,357	30,118
Total realized gains (losses) on investments	96,547	227,627	13,149	—
Change in net unrealized appreciation (depreciation)
of investments	181,798	493,289	71,079	—
Net gains (losses) on investments	317,063	753,674	97,585	30,118
Net increase (decrease) in net assets resulting from operations	317,063	753,674	97,585	30,118
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	495,850	1,748,540	380,147	11,876,125
Contract terminations and surrenders	(20,745)	(69,654)	(17,393)	(72,898)
Death benefit payments	(710)	(5,080)	(972)	—
Policy loan transfers	(6,588)	(52,107)	(12,766)	(3,751)
Transfers to other contracts	(49,124)	(282,398)	(59,589)	(10,701,212)
Cost of insurance and administration charges	(111,279)	(342,798)	(66,688)	(878,242)
Mortality and expenses charges	(1,540)	(4,746)	(924)	(12,156)
Surrender charges	(10,713)	(35,969)	(8,982)	(37,645)
Increase (decrease) in net assets from policy related transactions	295,151	955,788	212,833	170,221
Total increase (decrease)	612,214	1,709,462	310,418	200,339
Net assets as of December 31, 2017	1,935,258	4,775,498	951,851	5,723,415

Increase (decrease) in net assets
Operations:
Net investment income (loss)	42,919	25,295	21,924	84,818
Total realized gains (losses) on investments	146,713	441,761	36,626	—
Change in net unrealized appreciation (depreciation)
of investments	(444,185)	(886,065)	(147,728)	—
Net gains (losses) on investments	(254,553)	(419,009)	(89,178)	84,818
Net increase (decrease) in net assets resulting from operations	(254,553)	(419,009)	(89,178)	84,818
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	2,802,237	1,932,751	314,304	12,049,852
Contract terminations and surrenders	(45,179)	(92,329)	(12,150)	(182,409)
Death benefit payments	—	—	—	—
Policy loan transfers	(7,863)	(17,872)	(4,706)	(253,822)
Transfers to other contracts	(78,561)	(260,674)	(87,277)	(10,411,390)
Cost of insurance and administration charges	(162,490)	(413,872)	(75,609)	(872,787)
Mortality and expenses charges	(2,347)	(5,982)	(1,091)	(12,752)
Surrender charges	(14,219)	(29,058)	(3,824)	(57,408)
Increase (decrease) in net assets from policy related transactions	2,491,578	1,112,964	129,647	259,284
Total increase (decrease)	2,237,025	693,955	40,469	344,102
Net assets as of December 31, 2018	$4,172,283	$5,469,453	$992,320	$6,067,517

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Fidelity VIP High Income Service Class 2 Division	Fidelity VIP Mid Cap Service Class 2 Division	Franklin Mutual Global Discovery VIP Class 2 Division	Franklin Rising Dividends VIP Class 2 Division

Net assets as of January 1, 2017	$1,566,614	$2,043,224	$1,006,375	$1,201,527
Increase (decrease) in net assets
Operations:
Net investment income (loss)	98,244	12,729	21,678	22,421
Total realized gains (losses) on investments	(18,514)	97,351	59,893	56,901
Change in net unrealized appreciation (depreciation)
of investments	35,966	352,032	20,561	206,084
Net gains (losses) on investments	115,696	462,112	102,132	285,406
Net increase (decrease) in net assets resulting from operations	115,696	462,112	102,132	285,406
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	724,995	1,091,712	732,145	570,522
Contract terminations and surrenders	(23,154)	(73,264)	(19,932)	(11,433)
Death benefit payments	(2,030)	(2,116)	—	(43,391)
Policy loan transfers	(1,226)	(10,195)	(17,544)	(1,805)
Transfers to other contracts	(288,457)	(274,156)	(58,783)	(40,131)
Cost of insurance and administration charges	(136,293)	(244,588)	(92,120)	(124,012)
Mortality and expenses charges	(1,887)	(3,386)	(1,275)	(1,717)
Surrender charges	(11,957)	(37,834)	(10,293)	(5,904)
Increase (decrease) in net assets from policy related transactions	259,991	446,173	532,198	342,129
Total increase (decrease)	375,687	908,285	634,330	627,535
Net assets as of December 31, 2017	1,942,301	2,951,509	1,640,705	1,829,062

Increase (decrease) in net assets
Operations:
Net investment income (loss)	119,620	13,835	42,454	26,312
Total realized gains (losses) on investments	(6,916)	258,293	2,661	128,073
Change in net unrealized appreciation (depreciation)
of investments	(191,168)	(801,439)	(247,653)	(268,397)
Net gains (losses) on investments	(78,464)	(529,311)	(202,538)	(114,012)
Net increase (decrease) in net assets resulting from operations	(78,464)	(529,311)	(202,538)	(114,012)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	671,369	1,148,404	419,195	596,031
Contract terminations and surrenders	(27,135)	(57,007)	(38,976)	(19,095)
Death benefit payments	—	—	(7,978)	—
Policy loan transfers	(6,152)	(17,063)	(2,883)	25,146
Transfers to other contracts	(252,083)	(151,590)	(65,093)	(109,377)
Cost of insurance and administration charges	(150,072)	(296,917)	(105,736)	(150,153)
Mortality and expenses charges	(2,168)	(4,292)	(1,528)	(2,170)
Surrender charges	(8,540)	(17,941)	(12,266)	(6,010)
Increase (decrease) in net assets from policy related transactions	225,219	603,594	184,735	334,372
Total increase (decrease)	146,755	74,283	(17,803)	220,360
Net assets as of December 31, 2018	$2,089,056	$3,025,792	$1,622,902	$2,049,422

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Franklin Small Cap Value VIP Class 2 Division	Government & High Quality Bond Class 1 Division	International Emerging Markets Class 1 Division	Invesco American Franchise Series II Division

Net assets as of January 1, 2017	$346,842	$842,428	$1,335,097	$79,074
Increase (decrease) in net assets
Operations:
Net investment income (loss)	2,263	39,605	26,074	—
Total realized gains (losses) on investments	6,794	(2,984)	6,214	12,076
Change in net unrealized appreciation (depreciation)
of investments	39,172	(19,663)	598,742	11,582
Net gains (losses) on investments	48,229	16,958	631,030	23,658
Net increase (decrease) in net assets resulting from operations	48,229	16,958	631,030	23,658
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	199,340	393,189	965,774	38,054
Contract terminations and surrenders	(5,629)	(9,896)	(20,541)	(2,365)
Death benefit payments	(477)	—	(951)	—
Policy loan transfers	—	(9,760)	(36,740)	(1,708)
Transfers to other contracts	(50,592)	(43,868)	(144,073)	(5,801)
Cost of insurance and administration charges	(31,527)	(88,646)	(140,873)	(5,971)
Mortality and expenses charges	(436)	(1,227)	(1,950)	(84)
Surrender charges	(2,907)	(5,110)	(10,608)	(1,221)
Increase (decrease) in net assets from policy related transactions	107,772	234,682	610,038	20,904
Total increase (decrease)	156,001	251,640	1,241,068	44,562
Net assets as of December 31, 2017	502,843	1,094,068	2,576,165	123,636

Increase (decrease) in net assets
Operations:
Net investment income (loss)	4,804	51,545	33,377	—
Total realized gains (losses) on investments	76,196	(5,335)	26,253	15,174
Change in net unrealized appreciation (depreciation)
of investments	(165,560)	(30,301)	(682,459)	(23,512)
Net gains (losses) on investments	(84,560)	15,909	(622,829)	(8,338)
Net increase (decrease) in net assets resulting from operations	(84,560)	15,909	(622,829)	(8,338)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	253,752	486,597	1,109,466	69,742
Contract terminations and surrenders	(6,804)	(3,466)	(26,224)	(3,672)
Death benefit payments	—	—	(715)	—
Policy loan transfers	(78)	(2,120)	(4,282)	(1,215)
Transfers to other contracts	(42,297)	(58,057)	(332,572)	(28,123)
Cost of insurance and administration charges	(41,862)	(100,108)	(171,991)	(9,070)
Mortality and expenses charges	(605)	(1,445)	(2,487)	(131)
Surrender charges	(2,141)	(1,091)	(8,253)	(1,156)
Increase (decrease) in net assets from policy related transactions	159,965	320,310	562,942	26,375
Total increase (decrease)	75,405	336,219	(59,887)	18,037
Net assets as of December 31, 2018	$578,248	$1,430,287	$2,516,278	$141,673

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Invesco American Value Series I Division	Invesco Core Equity Series II Division	Invesco Health Care Series I Division (1)	Invesco Mid Cap Core Equity Series II Division

Net assets as of January 1, 2017	$34,343	$143,750	$1,518,043	$344,992
Increase (decrease) in net assets
Operations:
Net investment income (loss)	337	1,611	6,740	1,308
Total realized gains (losses) on investments	820	8,793	51,644	(1,307)
Change in net unrealized appreciation (depreciation)
of investments	2,823	11,424	186,787	53,666
Net gains (losses) on investments	3,980	21,828	245,171	53,667
Net increase (decrease) in net assets resulting from operations	3,980	21,828	245,171	53,667
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	11,390	99,656	601,071	126,464
Contract terminations and surrenders	(5)	(847)	(57,913)	(260)
Death benefit payments	—	—	(1,751)	—
Policy loan transfers	—	—	(10,925)	36
Transfers to other contracts	(367)	(28,504)	(146,896)	(40,611)
Cost of insurance and administration charges	(3,075)	(17,079)	(158,851)	(23,312)
Mortality and expenses charges	(43)	(237)	(2,197)	(323)
Surrender charges	(3)	(437)	(29,906)	(134)
Increase (decrease) in net assets from policy related transactions	7,897	52,552	192,632	61,860
Total increase (decrease)	11,877	74,380	437,803	115,527
Net assets as of December 31, 2017	46,220	218,130	1,955,846	460,519

Increase (decrease) in net assets
Operations:
Net investment income (loss)	283	—	—	499
Total realized gains (losses) on investments	8,548	15,772	273,397	62,582
Change in net unrealized appreciation (depreciation)
of investments	(16,592)	(30,507)	(268,180)	(115,821)
Net gains (losses) on investments	(7,761)	(14,735)	5,217	(52,740)
Net increase (decrease) in net assets resulting from operations	(7,761)	(14,735)	5,217	(52,740)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	18,600	63,026	728,283	88,367
Contract terminations and surrenders	(96)	(8,967)	(67,428)	(7,171)
Death benefit payments	—	—	—	—
Policy loan transfers	—	—	(6,846)	66
Transfers to other contracts	(558)	(86,885)	(121,557)	(62,393)
Cost of insurance and administration charges	(4,254)	(15,705)	(170,000)	(26,268)
Mortality and expenses charges	(61)	(229)	(2,456)	(378)
Surrender charges	(30)	(2,822)	(21,221)	(2,257)
Increase (decrease) in net assets from policy related transactions	13,601	(51,582)	338,775	(10,034)
Total increase (decrease)	5,840	(66,317)	343,992	(62,774)
Net assets as of December 31, 2018	$52,060	$151,813	$2,299,838	$397,745

(1) Represented the operations of Invesco Global Health Care Series I Division until June 9, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Janus Henderson Enterprise Service Shares Division (1)	Janus Henderson Forty Service Shares Division	LargeCap Growth Class 1 Division	LargeCap Growth I Class 1 Division

Net assets as of January 1, 2017	$—	$1,128,268	$747,187	$1,352,955
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	—	3,823	542
Total realized gains (losses) on investments	—	72,328	23,926	74,410
Change in net unrealized appreciation (depreciation)
of investments	—	298,957	257,995	401,332
Net gains (losses) on investments	—	371,285	285,744	476,284
Net increase (decrease) in net assets resulting from operations	—	371,285	285,744	476,284
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	—	653,799	357,353	526,542
Contract terminations and surrenders	—	(65,348)	(10,188)	(37,189)
Death benefit payments	—	—	—	(2,030)
Policy loan transfers	—	(25,133)	(24,736)	(23,687)
Transfers to other contracts	—	(100,851)	(68,287)	(146,670)
Cost of insurance and administration charges	—	(118,506)	(69,077)	(109,948)
Mortality and expenses charges	—	(1,640)	(957)	(1,523)
Surrender charges	—	(33,746)	(5,261)	(19,205)
Increase (decrease) in net assets from policy related transactions	—	308,575	178,847	186,290
Total increase (decrease)	—	679,860	464,591	662,574
Net assets as of December 31, 2017	—	1,808,128	1,211,778	2,015,529

Increase (decrease) in net assets
Operations:
Net investment income (loss)	2	26,679	3,104	937
Total realized gains (losses) on investments	(12)	287,193	137,042	213,767
Change in net unrealized appreciation (depreciation)
of investments	(2,853)	(314,038)	(253,523)	(172,108)
Net gains (losses) on investments	(2,863)	(166)	(113,377)	42,596
Net increase (decrease) in net assets resulting from operations	(2,863)	(166)	(113,377)	42,596
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	37,033	1,022,190	485,752	999,756
Contract terminations and surrenders	—	(63,244)	(21,001)	(39,249)
Death benefit payments	—	—	—	—
Policy loan transfers	—	(126,613)	534	(7,869)
Transfers to other contracts	(3,724)	(283,477)	(187,820)	(269,566)
Cost of insurance and administration charges	(1,450)	(152,694)	(84,885)	(139,461)
Mortality and expenses charges	(20)	(2,205)	(1,228)	(2,015)
Surrender charges	—	(19,904)	(6,609)	(12,352)
Increase (decrease) in net assets from policy related transactions	31,839	374,053	184,743	529,244
Total increase (decrease)	28,976	373,887	71,366	571,840
Net assets as of December 31, 2018	$28,976	$2,182,015	$1,283,144	$2,587,369

(1) Commencement of operations, June 11, 2018.

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	LargeCap S&P 500 Index Class 1 Division	Lord Abbett Series Fund Developing Growth Class VC Division	Lord Abbett Series Fund International Opportunities Class VC Division	MFS Blended Research Small Cap Equity Service Class Division

Net assets as of January 1, 2017	$6,537,457	$4,753	$2,055	$40
Increase (decrease) in net assets
Operations:
Net investment income (loss)	119,294	—	1,046	182
Total realized gains (losses) on investments	563,289	1,415	8,733	3,105
Change in net unrealized appreciation (depreciation)
of investments	733,875	307	(1,100)	1,218
Net gains (losses) on investments	1,416,458	1,722	8,679	4,505
Net increase (decrease) in net assets resulting from operations	1,416,458	1,722	8,679	4,505
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	2,790,296	22,299	101,094	66,253
Contract terminations and surrenders	(64,017)	(2,500)	—	—
Death benefit payments	(671)	—	—	—
Policy loan transfers	(70,018)	—	—	—
Transfers to other contracts	(1,416,488)	(14,859)	(993)	(794)
Cost of insurance and administration charges	(470,613)	(2,179)	(4,194)	(3,742)
Mortality and expenses charges	(6,516)	(30)	(57)	(52)
Surrender charges	(33,059)	(1,291)	—	—
Increase (decrease) in net assets from policy related transactions	728,914	1,440	95,850	61,665
Total increase (decrease)	2,145,372	3,162	104,529	66,170
Net assets as of December 31, 2017	8,682,829	7,915	106,584	66,210

Increase (decrease) in net assets
Operations:
Net investment income (loss)	176,022	—	2,796	360
Total realized gains (losses) on investments	416,239	26,276	36,127	9,089
Change in net unrealized appreciation (depreciation)
of investments	(1,113,951)	(56,721)	(109,375)	(12,533)
Net gains (losses) on investments	(521,690)	(30,445)	(70,452)	(3,084)
Net increase (decrease) in net assets resulting from operations	(521,690)	(30,445)	(70,452)	(3,084)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	2,968,246	208,915	242,337	37,153
Contract terminations and surrenders	(123,571)	—	—	—
Death benefit payments	(19,214)	—	—	—
Policy loan transfers	(68,034)	—	—	—
Transfers to other contracts	(437,988)	(573)	(1,385)	(34,078)
Cost of insurance and administration charges	(573,232)	(13,435)	(19,466)	(7,128)
Mortality and expenses charges	(8,283)	(195)	(280)	(103)
Surrender charges	(38,890)	—	—	—
Increase (decrease) in net assets from policy related transactions	1,699,034	194,712	221,206	(4,156)
Total increase (decrease)	1,177,344	164,267	150,754	(7,240)
Net assets as of December 31, 2018	$9,860,173	$172,182	$257,338	$58,970

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	MFS Mid Cap Value Portfolio Service Class Division	MFS New Discovery Service Class Division	MFS New Discovery Value Service Class Division	MFS Utilities Service Class Division

Net assets as of January 1, 2017	$227,911	$228,773	$5,792	$1,037,550
Increase (decrease) in net assets
Operations:
Net investment income (loss)	3,545	—	119	56,682
Total realized gains (losses) on investments	15,160	4,979	1,546	(2,227)
Change in net unrealized appreciation (depreciation)
of investments	20,664	63,319	874	109,712
Net gains (losses) on investments	39,369	68,298	2,539	164,167
Net increase (decrease) in net assets resulting from operations	39,369	68,298	2,539	164,167
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	228,353	120,669	31,948	530,168
Contract terminations and surrenders	—	(1,458)	(61)	(16,563)
Death benefit payments	—	—	—	(2,735)
Policy loan transfers	(11,787)	6,364	—	(17,338)
Transfers to other contracts	(42,530)	(35,856)	(72)	(32,729)
Cost of insurance and administration charges	(37,148)	(28,960)	(2,328)	(131,045)
Mortality and expenses charges	(514)	(400)	(33)	(1,814)
Surrender charges	—	(753)	(31)	(8,553)
Increase (decrease) in net assets from policy related transactions	136,374	59,606	29,423	319,391
Total increase (decrease)	175,743	127,904	31,962	483,558
Net assets as of December 31, 2017	403,654	356,677	37,754	1,521,108

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3,250	—	229	15,961
Total realized gains (losses) on investments	41,742	79,634	14,796	5,020
Change in net unrealized appreciation (depreciation)
of investments	(102,517)	(111,047)	(27,246)	(8,625)
Net gains (losses) on investments	(57,525)	(31,413)	(12,221)	12,356
Net increase (decrease) in net assets resulting from operations	(57,525)	(31,413)	(12,221)	12,356
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	254,097	265,217	78,010	650,357
Contract terminations and surrenders	(3,126)	(5,000)	—	(18,585)
Death benefit payments	—	—	—	—
Policy loan transfers	(4,057)	(736)	(2,059)	(7,121)
Transfers to other contracts	(92,298)	(22,408)	(357)	(83,856)
Cost of insurance and administration charges	(49,462)	(39,070)	(8,961)	(142,083)
Mortality and expenses charges	(713)	(564)	(129)	(2,054)
Surrender charges	(984)	(1,573)	—	(5,849)
Increase (decrease) in net assets from policy related transactions	103,457	195,866	66,504	390,809
Total increase (decrease)	45,932	164,453	54,283	403,165
Net assets as of December 31, 2018	$449,586	$521,130	$92,037	$1,924,273

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	MidCap Class 1 Division	Multi-Asset Income Class 1 Division	Neuberger Berman AMT Large Cap Value Class I Division	Oppenheimer Main Street Small Cap Service Shares Division

Net assets as of January 1, 2017	$2,560,019	$—	$160,967	$327,632
Increase (decrease) in net assets
Operations:
Net investment income (loss)	17,664	241	1,141	2,761
Total realized gains (losses) on investments	229,262	51	6,007	20,047
Change in net unrealized appreciation (depreciation)
of investments	448,767	368	16,445	30,237
Net gains (losses) on investments	695,693	660	23,593	53,045
Net increase (decrease) in net assets resulting from operations	695,693	660	23,593	53,045
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	697,947	14,273	50,624	199,220
Contract terminations and surrenders	(69,652)	—	(4,675)	(22,346)
Death benefit payments	—	—	(491)	—
Policy loan transfers	(26,817)	—	(4,202)	10,330
Transfers to other contracts	(98,520)	—	(3,718)	(52,423)
Cost of insurance and administration charges	(139,511)	(486)	(18,691)	(30,554)
Mortality and expenses charges	(1,933)	(8)	(258)	(422)
Surrender charges	(35,969)	—	(2,414)	(11,539)
Increase (decrease) in net assets from policy related transactions	325,545	13,779	16,175	92,266
Total increase (decrease)	1,021,238	14,439	39,768	145,311
Net assets as of December 31, 2017	3,581,257	14,439	200,735	472,943

Increase (decrease) in net assets
Operations:
Net investment income (loss)	10,730	433	2,723	317
Total realized gains (losses) on investments	516,489	54	24,852	69,541
Change in net unrealized appreciation (depreciation)
of investments	(788,345)	(1,462)	(28,550)	(120,369)
Net gains (losses) on investments	(261,126)	(975)	(975)	(50,511)
Net increase (decrease) in net assets resulting from operations	(261,126)	(975)	(975)	(50,511)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	671,393	3,894	53,912	160,147
Contract terminations and surrenders	(75,161)	(65)	(4,043)	(8,639)
Death benefit payments	—	—	—	—
Policy loan transfers	(9,313)	—	220	(2,645)
Transfers to other contracts	(111,674)	(266)	(14,414)	(67,893)
Cost of insurance and administration charges	(138,798)	(917)	(18,841)	(34,759)
Mortality and expenses charges	(2,004)	(13)	(273)	(503)
Surrender charges	(23,655)	(20)	(1,272)	(2,719)
Increase (decrease) in net assets from policy related transactions	310,788	2,613	15,289	42,989
Total increase (decrease)	49,662	1,638	14,314	(7,522)
Net assets as of December 31, 2018	$3,630,919	$16,077	$215,049	$465,421

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Principal Capital Appreciation Class 1 Division	Principal LifeTime 2010 Class 1 Division	Principal LifeTime 2020 Class 1 Division	Principal LifeTime 2030 Class 1 Division

Net assets as of January 1, 2017	$534,274	$230,379	$403,555	$1,855,324
Increase (decrease) in net assets
Operations:
Net investment income (loss)	10,691	2,249	10,110	38,211
Total realized gains (losses) on investments	6,730	3,214	5,498	26,213
Change in net unrealized appreciation (depreciation)
of investments	125,609	8,412	52,833	321,508
Net gains (losses) on investments	143,030	13,875	68,441	385,932
Net increase (decrease) in net assets resulting from operations	143,030	13,875	68,441	385,932
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	455,497	20,355	121,802	789,506
Contract terminations and surrenders	(13,432)	(90,200)	(5,740)	(20,983)
Death benefit payments	(712)	—	—	(4,974)
Policy loan transfers	(8,515)	—	(53)	(3,798)
Transfers to other contracts	(38,600)	(1)	(158)	(29,236)
Cost of insurance and administration charges	(75,923)	(8,348)	(34,053)	(188,109)
Mortality and expenses charges	(1,052)	(115)	(471)	(2,605)
Surrender charges	(6,936)	(46,579)	(2,964)	(10,836)
Increase (decrease) in net assets from policy related transactions	310,327	(124,888)	78,363	528,965
Total increase (decrease)	453,357	(111,013)	146,804	914,897
Net assets as of December 31, 2017	987,631	119,366	550,359	2,770,221

Increase (decrease) in net assets
Operations:
Net investment income (loss)	13,509	3,690	15,026	75,944
Total realized gains (losses) on investments	75,456	3,141	16,773	96,890
Change in net unrealized appreciation (depreciation)
of investments	(132,588)	(11,543)	(58,140)	(401,991)
Net gains (losses) on investments	(43,623)	(4,712)	(26,341)	(229,157)
Net increase (decrease) in net assets resulting from operations	(43,623)	(4,712)	(26,341)	(229,157)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	342,643	10,121	69,210	1,213,489
Contract terminations and surrenders	(28,501)	—	(54,849)	(28,196)
Death benefit payments	—	—	—	—
Policy loan transfers	(6,178)	—	170	(36,060)
Transfers to other contracts	(49,860)	(29)	(240)	(44,713)
Cost of insurance and administration charges	(90,816)	(6,982)	(34,890)	(206,261)
Mortality and expenses charges	(1,311)	(101)	(503)	(2,979)
Surrender charges	(8,970)	—	(17,262)	(8,874)
Increase (decrease) in net assets from policy related transactions	157,007	3,009	(38,364)	886,406
Total increase (decrease)	113,384	(1,703)	(64,705)	657,249
Net assets as of December 31, 2018	$1,101,015	$117,663	$485,654	$3,427,470

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Principal LifeTime 2040 Class 1 Division	Principal LifeTime 2050 Class 1 Division	Principal LifeTime 2060 Class 1 Division	Principal LifeTime Strategic Income Class 1 Division

Net assets as of January 1, 2017	$2,190,468	$1,011,380	$690,990	$117,262
Increase (decrease) in net assets
Operations:
Net investment income (loss)	38,232	16,969	7,546	4,315
Total realized gains (losses) on investments	16,935	10,424	8,126	77
Change in net unrealized appreciation (depreciation)
of investments	440,928	231,083	152,165	8,852
Net gains (losses) on investments	496,095	258,476	167,837	13,244
Net increase (decrease) in net assets resulting from operations	496,095	258,476	167,837	13,244
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	1,029,077	602,960	391,952	83,437
Contract terminations and surrenders	(162,403)	(22,730)	(21,941)	—
Death benefit payments	—	—	—	—
Policy loan transfers	(9,015)	(43,965)	(651)	—
Transfers to other contracts	(99,775)	(41,438)	(83,861)	(304)
Cost of insurance and administration charges	(247,351)	(155,453)	(110,438)	(12,576)
Mortality and expenses charges	(3,424)	(2,151)	(1,528)	(174)
Surrender charges	(83,865)	(11,738)	(11,330)	—
Increase (decrease) in net assets from policy related transactions	423,244	325,485	162,203	70,383
Total increase (decrease)	919,339	583,961	330,040	83,627
Net assets as of December 31, 2017	3,109,807	1,595,341	1,021,030	200,889

Increase (decrease) in net assets
Operations:
Net investment income (loss)	70,612	37,408	25,444	6,381
Total realized gains (losses) on investments	127,574	83,167	63,201	2,832
Change in net unrealized appreciation (depreciation)
of investments	(480,802)	(285,123)	(206,178)	(16,714)
Net gains (losses) on investments	(282,616)	(164,548)	(117,533)	(7,501)
Net increase (decrease) in net assets resulting from operations	(282,616)	(164,548)	(117,533)	(7,501)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	953,144	544,397	568,161	67,155
Contract terminations and surrenders	(103,220)	(26,669)	(81,585)	(3,965)
Death benefit payments	—	—	—	—
Policy loan transfers	(41,897)	(7,296)	(529)	—
Transfers to other contracts	(10,835)	(21,384)	(36,221)	(1,353)
Cost of insurance and administration charges	(267,390)	(185,249)	(141,285)	(13,938)
Mortality and expenses charges	(3,864)	(2,677)	(2,041)	(201)
Surrender charges	(32,485)	(8,393)	(25,677)	(1,248)
Increase (decrease) in net assets from policy related transactions	493,453	292,729	280,823	46,450
Total increase (decrease)	210,837	128,181	163,290	38,949
Net assets as of December 31, 2018	$3,320,644	$1,723,522	$1,184,320	$239,838

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	Putnam VT Growth Opportunities Class IB Division	Real Estate Securities Class 1 Division	SAM Balanced Portfolio Class 1 Division	SAM Conservative Balanced Portfolio Class 1 Division

Net assets as of January 1, 2017	$178,897	$2,606,540	$11,510,237	$2,393,319
Increase (decrease) in net assets
Operations:
Net investment income (loss)	213	57,725	293,316	84,767
Total realized gains (losses) on investments	7,586	329,510	139,777	20,832
Change in net unrealized appreciation (depreciation)
of investments	49,201	(110,632)	1,441,776	212,689
Net gains (losses) on investments	57,000	276,603	1,874,869	318,288
Net increase (decrease) in net assets resulting from operations	57,000	276,603	1,874,869	318,288
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	67,355	1,431,127	4,403,711	1,545,276
Contract terminations and surrenders	(4,802)	(55,619)	(75,817)	(43,428)
Death benefit payments	(958)	(2,036)	(2,100)	—
Policy loan transfers	1,579	(39,479)	(130,976)	(87,136)
Transfers to other contracts	(17,922)	(283,357)	(1,098,731)	(314,205)
Cost of insurance and administration charges	(20,912)	(296,318)	(984,121)	(251,370)
Mortality and expenses charges	(289)	(4,101)	(13,627)	(3,479)
Surrender charges	(2,480)	(28,722)	(39,152)	(22,426)
Increase (decrease) in net assets from policy related transactions	21,571	721,495	2,059,187	823,232
Total increase (decrease)	78,571	998,098	3,934,056	1,141,520
Net assets as of December 31, 2017	257,468	3,604,638	15,444,293	3,534,839

Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	69,808	511,340	133,566
Total realized gains (losses) on investments	21,288	279,116	652,428	142,434
Change in net unrealized appreciation (depreciation)
of investments	(19,391)	(504,543)	(2,007,060)	(419,594)
Net gains (losses) on investments	1,897	(155,619)	(843,292)	(143,594)
Net increase (decrease) in net assets resulting from operations	1,897	(155,619)	(843,292)	(143,594)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	112,554	1,209,273	3,668,198	973,079
Contract terminations and surrenders	(6,904)	(75,710)	(271,488)	(23,231)
Death benefit payments	—	—	—	—
Policy loan transfers	(267)	(14,415)	(248,170)	(45,372)
Transfers to other contracts	(14,704)	(421,093)	(257,310)	(28,503)
Cost of insurance and administration charges	(23,591)	(314,470)	(1,019,804)	(282,127)
Mortality and expenses charges	(343)	(4,544)	(14,734)	(4,076)
Surrender charges	(2,173)	(23,828)	(85,443)	(7,311)
Increase (decrease) in net assets from policy related transactions	64,572	355,213	1,771,249	582,459
Total increase (decrease)	66,469	199,594	927,957	438,865
Net assets as of December 31, 2018	$323,937	$3,804,232	$16,372,250	$3,973,704

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	SAM Conservative Growth Portfolio Class 1 Division	SAM Flexible Income Portfolio Class 1 Division	SAM Strategic Growth Portfolio Class 1 Division	Short-Term Income Class 1 Division

Net assets as of January 1, 2017	$11,599,631	$2,262,760	$18,698,030	$895,073
Increase (decrease) in net assets
Operations:
Net investment income (loss)	232,245	99,966	323,669	33,377
Total realized gains (losses) on investments	325,312	14,357	566,773	(2,647)
Change in net unrealized appreciation (depreciation)
of investments	2,019,231	120,389	3,510,316	4,174
Net gains (losses) on investments	2,576,788	234,712	4,400,758	34,904
Net increase (decrease) in net assets resulting from operations	2,576,788	234,712	4,400,758	34,904
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	5,266,228	1,234,345	6,319,287	1,076,579
Contract terminations and surrenders	(243,434)	(10,878)	(349,260)	(7,691)
Death benefit payments	(2,433)	(7,790)	(76,500)	—
Policy loan transfers	(153,733)	(6,833)	(286,504)	970
Transfers to other contracts	(533,997)	(178,312)	(811,258)	(141,264)
Cost of insurance and administration charges	(1,024,224)	(267,228)	(1,801,488)	(89,169)
Mortality and expenses charges	(14,179)	(3,699)	(24,936)	(1,235)
Surrender charges	(125,710)	(5,617)	(180,359)	(3,972)
Increase (decrease) in net assets from policy related transactions	3,168,518	753,988	2,788,982	834,218
Total increase (decrease)	5,745,306	988,700	7,189,740	869,122
Net assets as of December 31, 2017	17,344,937	3,251,460	25,887,770	1,764,195

Increase (decrease) in net assets
Operations:
Net investment income (loss)	528,934	120,310	676,914	39,610
Total realized gains (losses) on investments	900,349	65,080	1,442,615	(7,112)
Change in net unrealized appreciation (depreciation)
of investments	(2,712,640)	(242,089)	(4,635,188)	(13,793)
Net gains (losses) on investments	(1,283,357)	(56,699)	(2,515,659)	18,705
Net increase (decrease) in net assets resulting from operations	(1,283,357)	(56,699)	(2,515,659)	18,705
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	5,073,358	617,824	6,756,063	512,619
Contract terminations and surrenders	(934,609)	(213,412)	(538,926)	(8,580)
Death benefit payments	—	—	—	—
Policy loan transfers	(241,889)	10,679	(159,025)	(5,497)
Transfers to other contracts	(355,691)	(401,653)	(588,894)	(274,448)
Cost of insurance and administration charges	(1,139,034)	(261,093)	(1,902,294)	(106,360)
Mortality and expenses charges	(16,456)	(3,772)	(27,483)	(1,538)
Surrender charges	(294,140)	(67,165)	(169,611)	(2,700)
Increase (decrease) in net assets from policy related transactions	2,091,539	(318,592)	3,369,830	113,496
Total increase (decrease)	808,182	(375,291)	854,171	132,201
Net assets as of December 31, 2018	$18,153,119	$2,876,169	$26,741,941	$1,896,396

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	SmallCap Class 1 Division	Templeton Global Bond VIP Class 2 Division	TOPS Managed Risk Balanced ETF Class 2 Division	TOPS Managed Risk Growth ETF Class 2 Division

Net assets as of January 1, 2017	$1,469,732	$904,340	$332,667	$1,422,000
Increase (decrease) in net assets
Operations:
Net investment income (loss)	6,346	—	6,111	25,252
Total realized gains (losses) on investments	12,645	(425)	265	2,435
Change in net unrealized appreciation (depreciation)
of investments	189,401	12,329	31,341	233,891
Net gains (losses) on investments	208,392	11,904	37,717	261,578
Net increase (decrease) in net assets resulting from operations	208,392	11,904	37,717	261,578
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	545,204	612,070	98,376	371,274
Contract terminations and surrenders	(40,032)	(19,444)	(135)	(6,863)
Death benefit payments	—	(2,769)	—	—
Policy loan transfers	5,891	(6,786)	(2,965)	(21,143)
Transfers to other contracts	(88,526)	(28,768)	(4,885)	(22,589)
Cost of insurance and administration charges	(158,614)	(92,923)	(28,350)	(185,459)
Mortality and expenses charges	(2,195)	(1,287)	(392)	(2,567)
Surrender charges	(20,673)	(10,041)	(70)	(3,544)
Increase (decrease) in net assets from policy related transactions	241,055	450,052	61,579	129,109
Total increase (decrease)	449,447	461,956	99,296	390,687
Net assets as of December 31, 2017	1,919,179	1,366,296	431,963	1,812,687

Increase (decrease) in net assets
Operations:
Net investment income (loss)	6,936	—	7,932	30,076
Total realized gains (losses) on investments	166,926	(10,364)	25,752	101,010
Change in net unrealized appreciation (depreciation)
of investments	(426,676)	39,337	(62,522)	(304,973)
Net gains (losses) on investments	(252,814)	28,973	(28,838)	(173,887)
Net increase (decrease) in net assets resulting from operations	(252,814)	28,973	(28,838)	(173,887)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	630,894	454,966	102,682	395,581
Contract terminations and surrenders	(33,417)	(16,939)	(363)	(9,381)
Death benefit payments	—	(801)	—	—
Policy loan transfers	(66,960)	(2,340)	3,174	(307)
Transfers to other contracts	(76,707)	(129,989)	(18,784)	(52,700)
Cost of insurance and administration charges	(160,346)	(104,455)	(26,540)	(190,996)
Mortality and expenses charges	(2,317)	(1,508)	(383)	(2,760)
Surrender charges	(10,517)	(5,331)	(114)	(2,952)
Increase (decrease) in net assets from policy related transactions	280,630	193,603	59,672	136,485
Total increase (decrease)	27,816	222,576	30,834	(37,402)
Net assets as of December 31, 2018	$1,946,995	$1,588,872	$462,797	$1,775,285

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 2018 and 2017, except as noted

	TOPS Managed Risk Moderate Growth ETF Class 2 Division	VanEck Global Hard Assets Class S Division	Wanger International Division

Net assets as of January 1, 2017	$534,236	$504,547	$99,367
Increase (decrease) in net assets
Operations:
Net investment income (loss)	11,212	—	2,128
Total realized gains (losses) on investments	(1,739)	(18,843)	5,660
Change in net unrealized appreciation (depreciation)
of investments	73,973	19,939	35,748
Net gains (losses) on investments	83,446	1,096	43,536
Net increase (decrease) in net assets resulting from operations	83,446	1,096	43,536
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	199,408	271,263	155,964
Contract terminations and surrenders	(6,280)	(4,274)	(15,431)
Death benefit payments	—	—	—
Policy loan transfers	(5,622)	(4,342)	—
Transfers to other contracts	(15,983)	(46,626)	(29,026)
Cost of insurance and administration charges	(40,620)	(51,125)	(21,105)
Mortality and expenses charges	(563)	(707)	(293)
Surrender charges	(3,243)	(2,207)	(7,969)
Increase (decrease) in net assets from policy related transactions	127,097	161,982	82,140
Total increase (decrease)	210,543	163,078	125,676
Net assets as of December 31, 2017	744,779	667,625	225,043

Increase (decrease) in net assets
Operations:
Net investment income (loss)	14,514	—	8,668
Total realized gains (losses) on investments	42,334	(29,128)	47,302
Change in net unrealized appreciation (depreciation)
of investments	(121,238)	(161,623)	(154,781)
Net gains (losses) on investments	(64,390)	(190,751)	(98,811)
Net increase (decrease) in net assets resulting from operations	(64,390)	(190,751)	(98,811)
Policy related transactions:
Net premium payments, less sales charges and applicable
premium taxes	206,368	203,621	406,870
Contract terminations and surrenders	(654)	(8,672)	(11,164)
Death benefit payments	—	—	—
Policy loan transfers	(68)	(14,955)	(5,991)
Transfers to other contracts	(2,028)	(93,882)	(7,571)
Cost of insurance and administration charges	(47,864)	(53,477)	(41,463)
Mortality and expenses charges	(691)	(772)	(599)
Surrender charges	(206)	(2,729)	(3,513)
Increase (decrease) in net assets from policy related transactions	154,857	29,134	336,569
Total increase (decrease)	90,467	(161,617)	237,758
Net assets as of December 31, 2018	$835,246	$506,008	$462,801

See accompanying notes.

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal National Life Insurance Company Variable Life Separate Account (“the Separate Account”) is a segregated investment account of Principal National Life Insurance Company (“Principal National”) and is registered under the Investment Company Act of 1940 as a unit investment trust, with no stated limitations on the number of authorized units. As directed by eligible contractholders, each division of the Separate Account invests exclusively in shares representing interests in a corresponding investment option. As of December 31, 2018, contractholder investment options included the following diversified open-end management investment companies:

Principal Variable Contracts Funds, Inc. – Class 1: (1)
Core Plus Bond Account
Diversified International Account
Equity Income Account
Government & High Quality Bond Account
International Emerging Markets Account
LargeCap Growth Account
LargeCap Growth Account I
LargeCap S&P 500 Index Account
MidCap Account
Multi-Asset Income Account (7)
Principal Capital Appreciation Account (4)
Principal LifeTime 2010 Account
Principal LifeTime 2020 Account
Principal LifeTime 2030 Account
Principal LifeTime 2040 Account
Principal LifeTime 2050 Account
Principal LifeTime 2060 Account
Principal LifeTime Strategic Income Account
Real Estate Securities Account
Short-Term Income Account
SmallCap Account
Strategic Asset Management (“SAM”) Portfolios:
Balanced Portfolio
Conservative Balanced Portfolio
Conservative Growth Portfolio
Flexible Income Portfolio
Strategic Growth Portfolio
AllianceBernstein Variable Product Series Fund, Inc.:
International Value Portfolio – Class A
Small Cap Growth Portfolio – Class A
Small/Mid Cap Value Portfolio – Class A
American Century Investments®:
VP Capital Appreciation Fund – Class II (2)
VP Income & Growth Fund – Class II
VP Inflation Protection Fund – Class II
VP Mid Cap Value Fund – Class II
VP Value Fund – Class II

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

American Funds Insurance Series:
Blue Chip Income and Growth Fund – Class 2 (5)
Global Balanced Fund Class 2 (9)
Growth Fund – Class 2 (3)
International Fund – Class 2 (3)
New World Fund – Class 2 (3)
Calvert VP Portfolio:
Investment Grade Bond Index – Class I (2)
Russell 2000 Small Cap Index – Class F
S&P 500 Index (2)
S&P MidCap 400 Index – Class F
ClearBridge Variable Mid Cap Portfolio – Class I Shares (5)
Delaware VIP® Trust Series:
Small Cap Value – Service Class
Smid Cap Core – Service Class
Dreyfus IP MidCap Stock Portfolio – Service Shares (3)
DWS Small Mid Cap Value VIP – Class B
Fidelity® Variable Insurance Products:
Contrafund® Portfolio – Service Class 2
Equity-Income Portfolio – Service Class 2
Government Money Market Portfolio – Service Class (6)
High Income Portfolio – Service Class 2
    Mid Cap Portfolio – Service Class 2
Franklin Templeton Variable Insurance Products Trust:
Franklin Mutual Global Discovery VIP Fund – Class 2
Franklin Rising Dividends VIP Fund – Class 2
Franklin Small Cap Value VIP Fund – Class 2
Templeton Global Bond VIP Fund - Class 2
Invesco V.I. Fund:
American Franchise Fund – Series II Shares
    American Value Fund – Series I Shares (5)
Core Equity Fund – Series II Shares
    Health Care Fund – Series I Shares
    Mid Cap Core Equity Fund – Series II Shares
Janus Henderson:
Enterprise – Service Shares (9)
Series Forty Portfolio – Service Shares
Lord Abbett Series Fund:
Developing Growth Portfolio – Class VC (7)
International Opportunities Portfolio – Class VC (7)
MFS ®:
Blended Research Small Cap Equity Portfolio – Service Class (7)
Mid Cap Value Portfolio – Service Class (5)
New Discovery Series – Service Class
New Discovery Value Portfolio – Service Class (7)
Utilities Series – Service Class
Neuberger Berman Advisors Management Trust:
    Large Cap Value Portfolio – Class I
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares
Putnam VT Growth Opportunities Fund – Class IB (8)

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

TOPS Managed Risk Series:
Balanced ETF Portfolio – Class 2
Growth ETF Portfolio – Class 2
    Moderate Growth ETF Portfolio – Class 2
VanEck VIP Global Hard Assets Fund – Class S Shares
Wanger International (5)

(1)	Organized by Principal National.

(2)	Commencement of operations, April 24, 2014.

(3)	Commencement of operations, May 17, 2014.

(4)	Commencement of operations, April 17, 2015.

(5)	Commencement of operations, May 18, 2015.

(6)	Commencement of operations, February 8, 2016.

(7)	Commencement of operations, May 23, 2016.

(8)	Commencement of operations, November 18, 2016.
(9) Commencement of operations, June 11, 2018.

Commencement of operations date is the date the division became available to contractholders.

During 2018, the following divisions were liquidated and subsequently reinvested:

Date	Liquidation Division	Reinvested Division	Transferred Assets
October 13, 2018	LargeCap Value Class 1 Division	Equity Income Class 1 Division	$2,142,627

The assets of the Separate Account are owned by Principal National. The assets of the Separate Account support Principal® Variable Universal Life Income III variable life insurance contracts of Principal National and may not be used to satisfy the liabilities arising from any other business of Principal National.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements and accompanying notes of the Separate Account in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes.

Investments

Investments are stated at the closing net asset value (“NAV”) per share on December 31, 2018. Realized capital gains (losses) on sales of investments are determined on the basis of specific identification under the first-in, first-out method. Investment transactions are accounted for on a trade date basis. Dividends and realized gains (losses) on investments are recognized on an accrual basis as of the ex-dividend date and are automatically reinvested in shares of the funds on the payable date.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability.

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

•	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Fair values are based on at least one significant unobservable input for the asset or liability.

All investments of the open-end management investment companies listed above represent investments in mutual funds for which a daily NAV is calculated and published. Therefore, all investments are reflected in Level 1 of the fair value hierarchy.

2. Expenses and Related Party Transactions

Principal National is compensated for the following expenses and charges:

Principal® Variable Universal Life Income III contracts - Asset based charges assumed by Principal National are compensated for by a monthly charge equivalent to an annual rate of 0.15% of the asset value of each policy through the tenth policy year. The current administrative charge is $25 per month during the first policy year. After the first policy year, the administration charge is $10 per month. A cost of insurance charge, which is based on Principal National’s expected future mortality experience, is deducted as compensation for insurance charges. All charges are assessed through the redemption of units. A sales charge of 4.25% of premiums paid up to target premium is deducted from each payment on behalf of each participant during the first policy year. In policy years two and later, the sales charge is 3.00% of premiums paid up to target premium. A tax charge of 2.00% for state and local taxes and 1.25% for federal taxes is deducted from each premium payment on behalf of each participant. The sales and tax charges are deducted from contributions by Principal National prior to their transfer to the Separate Account.

During the year ended December 31, 2018, investment advisory and management fees were paid indirectly to Principal Global Investors, LLC (“Manager”) (wholly owned by Principal Financial Services, Inc.) in its capacity as advisor to Principal Variable Contracts Funds, Inc. A portion of the management fee is paid by the Manager to the sub-advisor of each of the divisions, some of which are affiliates of the Manager. The annual rate paid by the SAM Portfolios is based upon the aggregate average daily net assets (“aggregate net assets”) of the SAM Portfolios. The investment advisory and management fee schedule for the SAM Portfolios is 0.25% of aggregate net assets up to the first $1 billion and 0.20% of aggregate net assets over $1 billion. The Principal LifeTime Accounts do not pay investment advisory and management fees.

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

The annual rates used in this calculation for each of the other divisions are shown in the following tables.

	First $100	Next $100	Next $100	Next $100	Over $400
Core Plus Bond Account	0.50%	0.45%	0.40%	0.35%	0.30%
Equity Income Account	0.60	0.55	0.50	0.45	0.40
LargeCap Growth Account I	0.80	0.75	0.70	0.65	0.60
MidCap Account	0.65	0.60	0.55	0.50	0.45
Real Estate Securities Account	0.90	0.85	0.80	0.75	0.70
SmallCap Account	0.85	0.80	0.75	0.70	0.65

	First $100	Next $250	Next $250	Next $250	Over $1,000
Diversified International Account	0.85%	0.80%	0.75%	0.70%	0.65%
International Emerging Markets Account	1.25	1.20	1.15	1.10	1.05

	Net Assets of Accounts						Net Assets of Accounts
	(in millions)						(in millions)
	First $500	Next $500	Next $1,000	Next $1,000	Over $3,000		First $200	Next $300	Over $500
LargeCap Growth						Short-Term
Account	0.68%	0.63%	0.61%	0.56%	0.51%	Income Account	0.50%	0.45%	0.40%

	Net Assets of Accounts
	(in millions)
	First $500	Over $500		All Net Assets
Principal Capital Appreciation			LargeCap S&P 500 Index
Account	0.625%	0.500%	Account	0.25%
			Multi-Asset Income Account	0.03

	Net Assets of Accounts
	(in millions)
	First $2,000	Over $2,000
Government & High Quality Bond
Account	0.50%	0.45%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

The Manager has contractually agreed to limit the expenses (including acquired fund fees and expenses, but excluding interest expense, expenses related to fund investments, and other extraordinary expenses) for certain classes of shares of certain of the divisions. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each class of shares on an annualized basis during the reporting period. The operating expense limits were as follows:

	From January 1, 2018 through December 31, 2018
	Class 1	Expiration
SAM Balanced Portfolio	0.86%	April 30, 2019
SAM Conservative Balanced Portfolio	0.84	April 30, 2019
SAM Conservative Growth Portfolio	0.99	April 30, 2019
SAM Strategic Growth Portfolio	0.99	April 30, 2019

The Manager has contractually agreed to limit the Separate Account’s management and investment advisory fees. The expense limit will reduce the Separate Account’s management and investment advisory fees by the following amounts:

	All Classes	Expiration
LargeCap Growth Account I	0.016%	April 30, 2019

The Manager has contractually agreed to limit the expenses (excluding interest expense, expense related to fund investments, acquired fund fees and expenses, and other extraordinary expenses) for certain classes of shares of certain of the divisions. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each class of shares on an annualized basis during the reporting period. The operating expense limits were as follows:

	From January 1, 2018 through December 31, 2018
	Class 1	Expiration
Principal LifeTime 2060 Account	0.10%	April 30, 2019
Multi-Asset Income Account	0.08	April 30, 2019

The Manager has contractually agreed to reduce the Short-Term Income Account’s expenses by 0.01% through the period ended April 30, 2019.

Reinsurance

A modified coinsurance reinsurance agreement is in place between Principal Life Insurance Company and Principal National for the Separate Accounts.

3. Federal Income Taxes

The operations of the Separate Account are a part of the operations of Principal National. Under current practice, no federal income taxes are allocated by Principal National to the operations of the Separate Account.

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

4. Purchases and Sales of Investments

The aggregate cost of purchases and proceeds from sales of investments were as follows for the year ended December 31, 2018:

	2018
Division	Purchases	Sales

AllianceBernstein International Value Class A	$339,545	$124,008

AllianceBernstein Small Cap Growth Class A	$42,350	$17,244

AllianceBernstein Small/Mid Cap Value Class A	$601,640	$280,066

American Century VP Capital Appreciation Class II	$141,368	$42,119

American Century VP Income & Growth Class II	$345,698	$101,649

American Century VP Inflation Protection Class II	$197,272	$63,583

American Century VP Mid Cap Value Class II	$710,411	$208,204

American Century VP Value Class II	$322,894	$256,393

American Funds Insurance Series Blue Chip Income and Growth Class 2	$606,072	$131,362

American Funds Insurance Series Global Balanced Fund Class 2	$9,466	$2,616

American Funds Insurance Series Growth Fund Class 2	$1,151,525	$404,671

American Funds Insurance Series International Fund Class 2	$557,666	$211,730

American Funds Insurance Series New World Fund Class 2	$519,628	$154,892

Calvert Investment Grade Bond Index Class I	$244,331	$79,343

Calvert Russell 2000 Small Cap Index Class F	$574,673	$183,585

Calvert S&P 500 Index	$116,479	$29,659

Calvert S&P MidCap 400 Index Class F	$834,578	$201,920

ClearBridge Mid Cap Portfolio Series I	$91,319	$36,600

Core Plus Bond Class 1	$649,588	$221,117

Delaware Small Cap Value Service Class	$565,425	$172,262

Delaware Smid Cap Core Service Class	$886,128	$225,260

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	2018
Diversified International Class 1	$797,831	$298,752

Dreyfus IP MidCap Stock Service Shares	$126,311	$24,969

DWS Small Mid Cap Value Class B	$130,251	$36,091

Equity Income Class 1	$2,977,895	$310,659

Fidelity VIP Contrafund Service Class 2	$2,397,917	$819,787

Fidelity VIP Equity-Income Service Class 2	$381,655	$184,657

Fidelity VIP Government Money Market Service Class	$12,134,668	$11,790,567

Fidelity VIP High Income Service Class 2	$790,989	$446,150

Fidelity VIP Mid Cap Service Class 2	$1,424,610	$544,810

Franklin Mutual Global Discovery VIP Class 2	$484,141	$234,460

Franklin Rising Dividends VIP Class 2	$749,783	$261,659

Franklin Small Cap Value VIP Class 2	$340,361	$93,787

Government & High Quality Bond Class 1	$538,142	$166,287

International Emerging Markets Class 1	$1,142,843	$546,524

Invesco American Franchise Series II	$79,996	$43,367

Invesco American Value Series I	$26,964	$4,999

Invesco Core Equity Series II	$73,915	$114,608

Invesco Health Care Series I	$1,032,561	$389,508

Invesco Mid Cap Core Equity Series II	$152,781	$98,401

Janus Henderson Enterprise Service Shares	$37,035	$5,194

Janus Henderson Forty Service Shares	$1,335,502	$648,137

LargeCap Growth Class 1	$592,936	$301,009

LargeCap Growth I Class 1	$1,191,854	$470,512

LargeCap S&P 500 Index Class 1	$3,500,609	$1,269,213

Lord Abbett Series Fund Developing Growth Class VC	$234,454	$14,203

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	2018
Lord Abbett Series Fund International Opportunities Class VC	$280,989	$21,131

MFS Blended Research Small Cap Equity Service Class	$45,050	$41,309

MFS Mid Cap Value Portfolio Service Class	$287,892	$150,640

MFS New Discovery Service Class	$340,347	$69,351

MFS New Discovery Value Service Class	$92,736	$11,506

MFS Utilities Service Class	$673,614	$259,548

MidCap Class 1	$1,181,492	$360,605

Multi-Asset Income Class 1	$4,377	$1,281

Neuberger Berman AMT Large Cap Value Class I	$80,864	$38,623

Oppenheimer Main Street Small Cap Service Shares	$229,617	$117,158

Principal Capital Appreciation Class 1	$418,750	$185,636

Principal LifeTime 2010 Class 1	$16,844	$7,112

Principal LifeTime 2020 Class 1	$100,812	$107,574

Principal LifeTime 2030 Class 1	$1,388,084	$327,083

Principal LifeTime 2040 Class 1	$1,139,047	$459,691

Principal LifeTime 2050 Class 1	$662,224	$251,668

Principal LifeTime 2060 Class 1	$636,409	$287,338

Principal LifeTime Strategic Income Class 1	$76,017	$20,705

Putnam VT Growth Opportunities Class IB	$129,477	$47,982

Real Estate Securities Class 1	$1,592,316	$854,060

SAM Balanced Portfolio Class 1	$4,984,700	$1,896,949

SAM Conservative Balanced Portfolio Class 1	$1,255,984	$390,620

SAM Conservative Growth Portfolio Class 1	$6,529,756	$2,981,819

SAM Flexible Income Portfolio Class 1	$811,515	$936,416

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	2018
SAM Strategic Growth Portfolio Class 1	$8,943,235	$3,386,233

Short-Term Income Class 1	$552,229	$399,123

SmallCap Class 1	$782,200	$350,264

Templeton Global Bond VIP Class 2	$454,965	$261,363

TOPS Managed Risk Balanced ETF Class 2	$135,250	$43,010

TOPS Managed Risk Growth ETF Class 2	$531,993	$259,096

TOPS Managed Risk Moderate Growth ETF Class 2	$263,233	$51,511

VanEck Global Hard Assets Class S	$203,621	$174,487

Wanger International	$462,921	$70,301

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

5. Changes in Units Outstanding

Transactions in units were as follows for each of the years ended December 31:

	2018			2017
Division	Purchases	Redemptions	Net increase (decrease)	Purchases	Redemptions	Net increase (decrease)

AllianceBernstein International Value Class A	37,561	14,453	23,108	36,032	12,368	23,664

AllianceBernstein Small Cap Growth Class A	1,158	599	559	1,161	2,033	(872)

AllianceBernstein Small/Mid Cap Value Class A	19,037	10,895	8,142	19,158	7,675	11,483

American Century VP Capital Appreciation Class II	9,680	2,898	6,782	9,165	3,641	5,524

American Century VP Income & Growth Class II	9,334	3,419	5,915	7,547	3,492	4,055

American Century VP Inflation Protection Class II	15,152	5,262	9,890	10,839	8,023	2,816

American Century VP Mid Cap Value Class II	18,140	6,376	11,764	18,611	7,058	11,553

American Century VP Value Class II	9,784	8,182	1,602	10,633	4,830	5,803

American Funds Insurance Series Blue Chip Income and Growth Class 2	37,619	10,059	27,560	56,032	11,419	44,613

American Funds Insurance Series Global Balanced Fund Class 2	943	262	681	—	—	—

American Funds Insurance Series Growth Fund Class 2	51,356	22,793	28,563	79,382	13,858	65,524

American Funds Insurance Series International Fund Class 2	39,824	17,120	22,704	48,674	13,736	34,938

American Funds Insurance Series New World Fund Class 2	40,863	12,936	27,927	33,414	6,312	27,102

Calvert Investment Grade Bond Index Class I	20,515	7,361	13,154	13,939	5,656	8,283

Calvert Russell 2000 Small Cap Index Class F	19,652	7,242	12,410	20,088	4,733	15,355

Calvert S&P 500 Index	5,955	1,884	4,071	3,739	864	2,875

Calvert S&P MidCap 400 Index Class F	28,286	8,181	20,105	30,385	8,844	21,541

ClearBridge Mid Cap Portfolio Series I	7,353	3,140	4,213	7,021	1,320	5,701

Core Plus Bond Class 1	23,390	8,613	14,777	24,499	5,492	19,007

Delaware Small Cap Value Service Class	18,226	6,453	11,773	20,818	5,785	15,033

Delaware Smid Cap Core Service Class	21,459	10,567	10,892	23,846	11,088	12,758

Diversified International Class 1	24,199	9,667	14,532	27,483	10,298	17,185

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	2018			2017
Division	Purchases	Redemptions	Net increase (decrease)	Purchases	Redemptions	Net increase (decrease)

Dreyfus IP MidCap Stock Service Shares	7,672	1,789	5,883	5,237	1,942	3,295

DWS Small Mid Cap Value Class B	3,700	1,636	2,064	3,710	1,595	2,115

Equity Income Class 1	124,065	13,836	110,229	24,847	9,890	14,957

Fidelity VIP Contrafund Service Class 2	48,969	20,673	28,296	49,895	22,521	27,374

Fidelity VIP Equity-Income Service Class 2	12,044	7,023	5,021	15,428	6,779	8,649

Fidelity VIP Government Money Market Service Class	1,189,334	1,164,351	24,983	1,200,908	1,184,160	16,748

Fidelity VIP High Income Service Class 2	22,419	14,915	7,504	24,783	15,881	8,902

Fidelity VIP Mid Cap Service Class 2	23,829	11,283	12,546	25,282	15,041	10,241

Franklin Mutual Global Discovery VIP Class 2	12,012	6,697	5,315	21,397	5,845	15,552

Franklin Rising Dividends VIP Class 2	17,993	7,862	10,131	19,248	7,562	11,686

Franklin Small Cap Value VIP Class 2	6,763	2,489	4,274	5,802	2,638	3,164

Government & High Quality Bond Class 1	35,926	12,278	23,648	28,911	11,661	17,250

International Emerging Markets Class 1	25,883	12,546	13,337	24,118	8,902	15,216

Invesco American Franchise Series II	3,233	2,044	1,189	2,060	900	1,160

Invesco American Value Series I	1,650	441	1,209	1,103	338	765

Invesco Core Equity Series II	1,890	3,397	(1,507)	3,192	1,513	1,679

Invesco Health Care Series I	24,604	13,154	11,450	21,929	14,938	6,991

Invesco Mid Cap Core Equity Series II	4,007	4,482	(475)	6,065	3,148	2,917

Janus Henderson Enterprise Service Shares	967	133	834	—	—	—

Janus Henderson Forty Service Shares	42,145	26,875	15,270	32,428	16,957	15,471

LargeCap Growth Class 1	13,760	8,483	5,277	12,473	6,231	6,242

LargeCap Growth I Class 1	17,377	8,073	9,304	11,370	7,384	3,986

LargeCap S&P 500 Index Class 1	106,792	45,371	61,421	113,467	85,903	27,564

Lord Abbett Series Fund Developing Growth Class VC	11,650	827	10,823	1,672	1,551	121

Lord Abbett Series Fund International Opportunities Class VC	18,647	1,703	16,944	8,037	414	7,623

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	2018			2017
Division	Purchases	Redemptions	Net increase (decrease)	Purchases	Redemptions	Net increase (decrease)

MFS Blended Research Small Cap Equity Service Class	2,626	2,912	(286)	5,212	357	4,855

MFS Mid Cap Value Portfolio Service Class	21,029	12,364	8,665	20,044	8,064	11,980

MFS New Discovery Service Class	7,113	1,887	5,226	4,068	2,030	2,038

MFS New Discovery Value Service Class	5,558	828	4,730	2,438	198	2,240

MFS Utilities Service Class	38,051	15,134	22,917	32,659	12,964	19,695

MidCap Class 1	7,164	3,846	3,318	8,475	4,457	4,018

Multi-Asset Income Class 1	331	110	221	1,273	43	1,230

Neuberger Berman AMT Large Cap Value Class I	2,662	1,848	814	2,699	1,801	898

Oppenheimer Main Street Small Cap Service Shares	5,859	4,091	1,768	8,001	4,271	3,730

Principal Capital Appreciation Class 1	25,448	13,732	11,716	38,507	12,154	26,353

Principal LifeTime 2010 Class 1	503	353	150	1,034	7,823	(6,789)

Principal LifeTime 2020 Class 1	2,981	4,585	(1,604)	5,743	2,003	3,740

Principal LifeTime 2030 Class 1	52,121	13,675	38,446	35,951	11,817	24,134

Principal LifeTime 2040 Class 1	37,472	17,954	19,518	44,698	26,258	18,440

Principal LifeTime 2050 Class 1	20,920	9,630	11,290	25,619	11,660	13,959

Principal LifeTime 2060 Class 1	37,620	18,791	18,829	28,654	17,189	11,465

Principal LifeTime Strategic Income Class 1	3,721	1,151	2,570	4,815	750	4,065

Putnam VT Growth Opportunities Class IB	7,790	3,311	4,479	6,044	4,274	1,770

Real Estate Securities Class 1	16,002	11,247	4,755	19,485	9,657	9,828

SAM Balanced Portfolio Class 1	195,603	100,368	95,235	248,270	132,580	115,690

SAM Conservative Balanced Portfolio Class 1	54,091	21,712	32,379	90,199	42,001	48,198

SAM Conservative Growth Portfolio Class 1	262,916	153,770	109,146	299,600	119,795	179,805

SAM Flexible Income Portfolio Class 1	35,142	53,144	(18,002)	73,602	28,334	45,268

SAM Strategic Growth Portfolio Class 1	349,100	174,752	174,348	359,803	202,786	157,017

Short-Term Income Class 1	38,752	30,192	8,560	82,711	18,544	64,167

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	2018			2017
Division	Purchases	Redemptions	Net increase (decrease)	Purchases	Redemptions	Net increase (decrease)
SmallCap Class 1	17,725	9,868	7,857	17,430	9,734	7,696

Templeton Global Bond VIP Class 2	28,095	16,105	11,990	37,719	10,010	27,709

TOPS Managed Risk Balanced ETF Class 2	7,754	3,236	4,518	7,673	2,891	4,782

TOPS Managed Risk Growth ETF Class 2	27,658	18,467	9,191	27,828	18,128	9,700

TOPS Managed Risk Moderate Growth ETF Class 2	14,631	3,679	10,952	15,051	5,427	9,624

VanEck Global Hard Assets Class S	31,472	25,911	5,561	40,820	16,340	24,480

Wanger International	34,493	6,179	28,314	14,599	6,794	7,805

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

6. Financial Highlights

Principal National sells a variable life insurance product, which has multiple investment options that could have different returns.

The Separate Account has presented the following disclosures for 2018, 2017, 2016, 2015 and 2014 in accordance with the AICPA Audit and Accounting Guide for Investment Companies. The summary may not reflect the minimum and maximum contract charges offered by Principal National as the contractholder may not have selected all available and applicable contract options as discussed in Note 2.

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio

AllianceBernstein International Value Class A:
2018	117	$7.02	$825	1.58%	—%	(22.77)%
2017	94	$9.09	$858	2.48%	—%	25.38%
2016	71	$7.25	$513	1.47%	—%	(0.55)%
2015	49	$7.29	$353	2.82%	—%	2.68%
2014	35	$7.10	$250	4.20%	—%	(6.21)%

AllianceBernstein Small Cap Growth Class A:
2018	6	$25.55	$148	—%	—%	(0.89)%
2017	5	$25.78	$135	—%	—%	34.13%
2016	6	$19.22	$117	—%	—%	6.48%
2015	5	$18.05	$88	—%	—%	(1.26)%
2014	5	$18.28	$97	—%	—%	(1.83)%

AllianceBernstein Small/Mid Cap Value Class A:
2018	57	$21.71	$1,234	0.49%	—%	(15.03)%
2017	49	$25.55	$1,244	0.47%	—%	13.15%
2016	37	$22.58	$840	0.63%	—%	25.10%
2015	26	$18.05	$472	0.83%	—%	(5.50)%
2014	13	$19.10	$252	0.77%	—%	9.21%

American Century VP Capital Appreciation Class II:
2018	20	$13.16	$269	—%	—%	(5.32)%
2017	14	$13.90	$190	—%	—%	21.61%
2016	8	$11.43	$93	—%	—%	3.16%
2015	4	$11.08	$49	—%	—%	1.74%
2014 (4)	2	$10.89	$23	—%	—%	10.78%

American Century VP Income & Growth Class II:
2018	28	$26.85	$752	1.71%	—%	(7.19)%
2017	22	$28.93	$639	2.15%	—%	20.29%
2016	18	$24.05	$434	2.12%	—%	13.18%
2015	13	$21.25	$273	1.91%	—%	(5.93)%
2014	12	$22.59	$273	1.82%	—%	12.33%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio

American Century VP Inflation Protection Class II:
2018	46	$11.94	$547	2.92%	—%	(2.85)%
2017	36	$12.29	$442	2.62%	—%	3.71%
2016	33	$11.85	$393	1.80%	—%	4.41%
2015	27	$11.35	$305	1.74%	—%	(2.49)%
2014	17	$11.64	$202	1.40%	—%	3.28%

American Century VP Mid Cap Value Class II:
2018	58	$28.56	$1,651	1.28%	—%	(12.95)%
2017	46	$32.81	$1,510	1.40%	—%	11.45%
2016	34	$29.44	$1,015	1.55%	—%	22.72%
2015	22	$23.99	$537	1.48%	—%	(1.56)%
2014	16	$27.37	$394	1.03%	—%	16.21%

American Century VP Value Class II:
2018	34	$28.32	$949	1.54%	—%	(9.29)%
2017	32	$31.22	$996	1.54%	—%	8.59%
2016	26	$28.75	$750	1.60%	—%	20.24%
2015	18	$23.91	$429	2.02%	—%	(4.01)%
2014	15	$24.91	$381	1.28%	—%	12.92%

American Funds Insurance Series Blue Chip Income and Growth Class 2:
2018	104	$11.86	$1,230	2.09%	—%	(8.70)%
2017	76	$12.99	$988	2.46%	—%	17.03%
2016	31	$11.10	$349	2.73%	—%	18.72%
2015 (7)	10	$9.35	$97	6.18%	—%	(6.69)%

American Funds Insurance Series Global Balanced Fund Class 2:
2018(11)	1	$9.29	$6	5.27%	—%	(7.38)%

American Funds Insurance Series Growth Fund Class 2:
2018	145	$16.39	$2,378	0.47%	—%	(0.24)%
2017	116	$16.43	$1,914	0.60%	—%	28.26%
2016	51	$12.81	$653	0.88%	—%	9.49%
2015	27	$11.70	$317	1.11%	—%	6.85%
2014 (5)	2	$10.95	$25	2.48%	—%	8.85%

American Funds Insurance Series International Fund Class 2:
2018	98	$10.89	$1,068	1.85%	—%	(13.16)%
2017	75	$12.54	$945	1.45%	—%	32.14%
2016	40	$9.49	$384	1.73%	—%	3.60%
2015	19	$9.16	$178	2.19%	—%	(4.58)%
2014 (5)	1	$9.60	$13	5.16%	—%	(4.48)%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio

American Funds Insurance Series New World Fund Class 2:
2018	82	$10.40	$853	0.95%	—%	(14.05)%
2017	54	$12.10	$654	1.11%	—%	29.41%
2016	27	$9.35	$252	1.04%	—%	5.29%
2015	9	$8.88	$83	0.71%	—%	(3.16)%
2014 (5)	1	$9.17	$7	3.70%	—%	(8.76)%

Calvert Investment Grade Bond Index Class I:
2018	69	$10.94	$751	3.32%	—%	(0.36)%
2017	56	$10.98	$610	2.94%	—%	3.58%
2016	47	$10.60	$501	3.07%	—%	2.51%
2015	42	$10.34	$432	0.20%	—%	0.10%
2014 (4)	24	$10.33	$247	4.19%	—%	3.20%

Calvert Russell 2000 Small Cap Index Class F:
2018	49	$21.64	$1,061	1.18%	—%	(11.46)%
2017	37	$24.44	$895	0.80%	—%	14.10%
2016	21	$21.42	$456	0.46%	—%	20.61%
2015	14	$17.76	$240	—%	—%	(5.38)%
2014	8	$18.77	$149	0.41%	—%	3.93%

Calvert S&P 500 Index:
2018	17	$14.45	$242	2.03%	—%	(4.75)%
2017	13	$15.17	$192	1.54%	—%	21.46%
2016	10	$12.49	$123	1.25%	—%	11.52%
2015	10	$11.20	$117	0.19%	—%	0.99%
2014 (4)	6	$11.09	$67	2.65%	—%	11.79%

Calvert S&P MidCap 400 Index Class F:
2018	82	$21.40	$1,744	1.27%	—%	(11.57)%
2017	61	$24.20	$1,486	0.73%	—%	15.62%
2016	40	$20.93	$834	0.64%	—%	19.94%
2015	27	$17.45	$473	—%	—%	(2.89)%
2014	12	$17.97	$215	0.92%	—%	8.98%

ClearBridge Mid Cap Portfolio Series I:
2018	18	$10.32	$183	0.58%	—%	(12.47)%
2017	14	$11.79	$159	0.55%	—%	12.82%
2016	8	$10.45	$82	0.96%	—%	9.31%
2015 (7)	2	$9.56	$22	—%	—%	(5.35)%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
Core Plus Bond Class 1:
2018	57	$25.79	$1,458	3.59%	—%	(1.41)%
2017	42	$26.16	$1,092	2.72%	—%	4.81%
2016	23	$24.96	$568	3.25%	—%	4.09%
2015	14	$23.98	$347	3.42%	—%	(0.50)%
2014	9	$24.10	$228	3.38%	—%	5.24%

Delaware Small Cap Value Service Class:
2018	50	$22.30	$1,111	0.58%	—%	(16.95)%
2017	38	$26.85	$1,021	0.55%	—%	11.78%
2016	23	$24.02	$553	0.63%	—%	31.04%
2015	17	$18.33	$309	0.43%	—%	(6.43)%
2014	10	$19.59	$199	0.28%	—%	5.61%

Delaware Smid Cap Core Service Class:
2018	74	$17.89	$1,320	—%	—%	(12.43)%
2017	63	$20.43	$1,284	0.08%	—%	18.37%
2016	50	$17.26	$864	—%	—%	8.01%
2015	33	$15.98	$530	0.13%	—%	7.32%
2014	16	$14.89	$239	—%	—%	2.90%

Diversified International Class 1:
2018	78	$26.29	$2,053	2.26%	—%	(17.53)%
2017	64	$31.88	$2,026	1.86%	—%	29.07%
2016	46	$24.70	$1,145	2.43%	—%	0.32%
2015	33	$24.62	$812	2.63%	—%	(0.32)%
2014	18	$24.70	$450	2.33%	—%	(3.21)%

Dreyfus IP MidCap Stock Service Shares:
2018	16	$12.05	$195	0.29%	—%	(15.68)%
2017	10	$14.29	$148	0.74%	—%	14.96%
2016	7	$12.43	$87	0.81%	—%	15.20%
2015	6	$10.79	$63	0.41%	—%	(2.44)%
2014 (5)	5	$11.06	$58	—%	—%	9.83%

DWS Small Mid Cap Value Class B:
2018 (12)	13	$18.70	$236	0.98%	—%	(16.33)%
2017	11	$22.35	$236	0.34%	—%	10.15%
2016	8	$20.29	$171	0.21%	—%	16.48%
2015	7	$17.42	$115	—%	—%	(2.24)%
2014	4	$17.82	$72	0.25%	—%	5.13%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
Equity Income Class 1:
2018	197	$21.17	$4,172	1.61%	—%	(5.02)%
2017	87	$22.29	$1,935	2.33%	—%	21.08%
2016	72	$18.41	$1,323	2.78%	—%	15.71%
2015	53	$15.91	$842	2.56%	—%	(3.93)%
2014	39	$16.56	$647	2.40%	—%	12.81%

Fidelity VIP Contrafund Service Class 2:
2018	153	$35.73	$5,469	0.45%	—%	(6.64)%
2017	125	$38.27	$4,775	0.81%	—%	21.57%
2016	97	$31.48	$3,066	0.71%	—%	7.73%
2015	71	$29.22	$2,071	0.97%	—%	0.41%
2014	42	$29.10	$1,223	0.98%	—%	11.67%

Fidelity VIP Equity-Income Service Class 2:
2018	41	$24.24	$992	2.15%	—%	(8.56)%
2017	36	$26.51	$952	1.65%	—%	12.66%
2016	27	$23.53	$641	2.37%	—%	17.71%
2015	21	$19.99	$412	3.43%	—%	(4.26)%
2014	14	$20.88	$300	3.35%	—%	8.52%

Fidelity VIP Government Money Market Service Class:
2018	593	$10.22	$6,068	1.55%	—%	1.49%
2017	568	$10.07	$5,723	0.57%	—%	0.60%
2016 (8)	552	$10.01	$5,523	0.12%	—%	0.10%

Fidelity VIP High Income Service Class 2:
2018	72	$28.95	$2,089	5.76%	—%	(3.60)%
2017	65	$30.03	$1,942	5.46%	—%	6.91%
2016	56	$28.09	$1,567	6.27%	—%	14.14%
2015	37	$24.61	$915	7.60%	—%	(3.87)%
2014	24	$25.60	$608	7.38%	—%	0.91%

Fidelity VIP Mid Cap Service Class 2:
2018	74	$40.67	$3,026	0.42%	—%	(14.770)%
2017	62	$47.72	$2,952	0.51%	—%	20.54%
2016	52	$39.59	$2,043	0.36%	—%	11.93%
2015	38	$35.37	$1,338	0.33%	—%	(1.640)%
2014	20	$35.96	$708	0.03%	—%	6.05%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
Franklin Mutual Global Discovery VIP Class 2:
2018	52	$31.27	$1,623	2.47%	—%	(11.22)%
2017	47	$35.22	$1,641	1.73%	—%	8.57%
2016	31	$32.44	$1,006	1.73%	—%	12.17%
2015	24	$28.92	$694	2.95%	—%	(3.63)%
2014	16	$30.01	$466	2.41%	—%	5.71%

Franklin Rising Dividends VIP Class 2:
2018	66	$30.91	$2,049	1.26%	—%	(5.07)%
2017	56	$32.56	$1,829	1.46%	—%	20.55%
2016	44	$27.01	$1,202	1.30%	—%	16.02%
2015	36	$23.28	$836	1.40%	—%	(3.64)%
2014	27	$24.16	$646	1.26%	—%	8.73%

Franklin Small Cap Value VIP Class 2:
2018	18	$32.79	$578	0.84%	—%	(12.86)%
2017	13	$37.63	$503	0.51%	—%	10.64%
2016	10	$34.01	$347	0.77%	—%	30.21%
2015	8	$26.12	$202	0.62%	—%	(7.41)%
2014	7	$28.21	$183	0.53%	—%	0.57%

Government & High Quality Bond Class 1:
2018	104	$13.80	$1,430	4.08%	—%	0.95%
2017	80	$13.67	$1,094	4.11%	—%	1.86%
2016	63	$13.42	$842	3.49%	—%	1.82%
2015	49	$13.18	$649	3.46%	—%	0.76%
2014	33	$13.08	$437	4.02%	—%	5.06%

International Emerging Markets Class 1:
2018	70	$36.12	$2,516	1.25%	—%	(21.01)%
2017	56	$45.73	$2,576	1.30%	—%	40.84%
2016	41	$32.47	$1,335	1.19%	—%	9.40%
2015	33	$29.68	$984	1.74%	—%	(13.82)%
2014	20	$34.44	$680	0.97%	—%	(3.75)%

Invesco American Franchise Series II:
2018	7	$19.21	$142	—%	—%	(3.90)%
2017	6	$19.99	$124	—%	—%	27.00%
2016	5	$15.74	$79	—%	—%	2.01%
2015	3	$15.43	$45	—%	—%	4.75%
2014	2	$14.73	$33	—%	—%	8.15%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
Invesco American Value Series I:
2018	5	$9.66	$52	0.51%	—%	(12.66)%
2017	4	$11.06	$46	0.85%	—%	9.94%
2016	3	$10.06	$34	0.41%	—%	15.50%
2015 (7)	—	$8.71	$1	1.05%	—%	(13.51)%

Invesco Core Equity Series II:
2018	5	$30.09	$152	—%	—%	(9.61)%
2017	7	$33.29	$218	0.87%	—%	12.89%
2016	5	$29.49	$144	0.53%	—%	10.00%
2015	3	$26.81	$82	1.05%	—%	(6.00)%
2014	1	$28.52	$35	0.74%	—%	7.87%

Invesco Health Care Series I:
2018 (13)	81	$28.51	$2,300	—%	—%	0.88%
2017	69	$28.26	$1,956	0.37%	—%	15.82%
2016	62	$24.40	$1,518	—%	—%	(11.47)%
2015	46	$27.56	$1,257	—%	—%	3.18%
2014	26	$26.71	$688	—%	—%	19.67%

Invesco Mid Cap Core Equity Series II:
2018	20	$19.70	$398	0.11%	—%	(11.58)%
2017	21	$22.28	$461	0.33%	—%	14.67%
2016	18	$19.43	$345	—%	—%	13.16%
2015	13	$17.17	$220	0.11%	—%	(4.29)%
2014	9	$17.94	$164	—%	—%	4.18%

Janus Henderson Enterprise Service Shares:
2018 (11)	1	$34.78	$29	0.02%	—%	(10.52)%

Janus Henderson Forty Service Shares:
2018	97	$22.45	$2,182	1.20%	—%	1.72%
2017	82	$22.07	$1,808	—%	—%	29.98%
2016	66	$16.98	$1,128	0.84%	—%	1.98%
2015	42	$16.65	$696	1.10%	—%	11.90%
2014	23	$14.88	$337	0.03%	—%	8.45%

LargeCap Growth Class 1:
2018	42	$30.29	$1,283	0.22%	—%	(7.28)%
2017	37	$32.67	$1,212	0.38%	—%	34.89%
2016	31	$24.22	$747	0.29%	—%	(5.13)%
2015	21	$25.53	$534	0.16%	—%	4.98%
2014	11	$24.32	$267	0.57%	—%	11.10%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
LargeCap Growth I Class 1:
2018	48	$53.66	$2,587	0.04%	—%	3.59%
2017	39	$51.80	$2,016	0.03%	—%	33.71%
2016	35	$38.74	$1,353	—%	—%	1.25%
2015	23	$38.26	$861	0.23%	—%	7.77%
2014	11	$35.50	$405	0.11%	—%	8.63%

LargeCap S&P 500 Index Class 1:
2018	385	$25.64	$9,860	1.78%	—%	(4.58)%
2017	323	$26.87	$8,683	1.64%	—%	21.47%
2016	296	$22.12	$6,537	1.70%	—%	11.60%
2015	226	$19.82	$4,476	1.50%	—%	1.12%
2014	157	$19.60	$3,076	1.27%	—%	13.29%

Lord Abbett Series Fund Developing Growth Class VC:
2018	11	$15.14	$172	—%	—%	4.85%
2017	1	$14.44	$8	—%	—%	29.97%
2016 (9)	—	$11.11	$5	—%	—%	10.66%

Lord Abbett Series Fund International Opportunities Class VC:
2018	25	$10.39	$257	1.15%	—%	(23.66)%
2017	8	$13.61	$107	3.14%	—%	39.30%
2016 (9)	—	$9.77	$2	3.09%	—%	(2.79)%

MFS Blended Research Small Cap Equity Service Class:
2018	5	$12.90	$59	0.60%	—%	(5.36)%
2017	5	$13.63	$66	0.55%	—%	14.73%
2016 (9)	—	$11.88	$—	—%	—%	18.92%

MFS Mid Cap Value Portfolio Service Class:
2018	42	$10.71	$450	0.72%	—%	(11.63)%
2017	33	$12.12	$404	1.09%	—%	13.38%
2016	21	$10.69	$228	0.67%	—%	15.82%
2015 (7)	5	$9.23	$47	0.12%	—%	(8.25)%

MFS New Discovery Service Class:
2018	16	$32.64	$521	—%	—%	(1.72)%
2017	11	$33.21	$357	—%	—%	26.32%
2016	9	$26.29	$229	—%	—%	8.82%
2015	9	$24.16	$206	—%	—%	(2.15)%
2014	6	$24.69	$157	—%	—%	(7.49)%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
MFS New Discovery Value Service Class:
2018	7	$12.35	$92	0.25%	—%	(11.02)%
2017	3	$13.88	$38	0.78%	—%	15.00%
2016 (9)	—	$12.07	$6	—%	—%	21.31%

MFS Utilities Service Class:
2018	113	$17.05	$1,924	0.90%	—%	0.77%
2017	90	$16.92	$1,521	4.23%	—%	14.48%
2016	70	$14.78	$1,038	3.69%	—%	11.30%
2015	57	$13.28	$756	4.18%	—%	(14.76)%
2014	32	$15.58	$498	2.09%	—%	12.41%

MidCap Class 1:
2018	42	$85.61	$3,631	0.28%	—%	(6.55)%
2017	39	$91.61	$3,581	0.56%	—%	25.53%
2016	35	$72.98	$2,560	0.42%	—%	10.36%
2015	30	$66.13	$1,979	0.53%	—%	1.64%
2014	24	$65.06	$1,570	0.52%	—%	12.99%

Multi-Asset Income Class 1:
2018	1	$11.08	$16	2.61%	—%	(5.62)%
2017	1	$11.74	$14	2.90%	—%	12.02%
2016 (9)	—	$10.48	$—	—%	—%	4.38%

Neuberger Berman AMT Large Cap Value Class I:
2018	11	$20.14	$215	1.23%	—%	(1.03)%
2017	10	$20.35	$201	0.61%	—%	13.37%
2016	9	$17.95	$161	0.80%	—%	27.40%
2015	10	$14.09	$139	0.81%	—%	(11.83)%
2014	8	$15.98	$126	0.83%	—%	9.83%

Oppenheimer Main Street Small Cap Service Shares:
2018	19	$23.93	$465	0.06%	—%	(10.51)%
2017	18	$26.74	$473	0.66%	—%	13.88%
2016	14	$23.48	$328	0.25%	—%	17.69%
2015	12	$19.95	$244	0.64%	—%	(6.12)%
2014	9	$21.25	$192	0.57%	—%	11.67%

Principal Capital Appreciation Class 1:
2018	88	$12.55	$1,101	1.21%	—%	(3.46)%
2017	76	$13.00	$988	1.38%	—%	20.82%
2016	50	$10.76	$534	1.23%	—%	9.13%
2015 (6)	21	$9.86	$205	0.29%	—%	(0.40)%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
Principal LifeTime 2010 Class 1:
2018	6	$19.45	$118	3.07%	—%	(3.86)%
2017	6	$20.23	$119	1.96%	—%	11.40%
2016	13	$18.16	$230	2.06%	—%	5.28%
2015	2	$17.25	$35	2.59%	—%	(1.15)%
2014	—	$17.45	$7	2.25%	—%	4.80%

Principal LifeTime 2020 Class 1:
2018	22	$21.82	$486	2.79%	—%	(5.38)%
2017	24	$23.06	$550	2.00%	—%	15.01%
2016	20	$20.05	$404	1.65%	—%	5.75%
2015	24	$18.96	$464	2.59%	—%	(1.15)%
2014	19	$19.18	$360	2.31%	—%	5.73%

Principal LifeTime 2030 Class 1:
2018	154	$22.19	$3,427	2.40%	—%	(7.04)%
2017	116	$23.87	$2,770	1.61%	—%	18.23%
2016	92	$20.19	$1,855	1.66%	—%	5.87%
2015	66	$19.07	$1,260	2.66%	—%	(1.04)%
2014	42	$19.27	$815	2.30%	—%	6.05%

Principal LifeTime 2040 Class 1:
2018	142	$23.31	$3,321	2.10%	—%	(7.87)%
2017	123	$25.30	$3,110	1.41%	—%	20.71%
2016	105	$20.96	$2,190	1.54%	—%	5.43%
2015	74	$19.88	$1,481	2.47%	—%	(0.85)%
2014	53	$20.05	$1,055	2.05%	—%	6.20%

Principal LifeTime 2050 Class 1:
2018	73	$23.57	$1,724	2.12%	—%	(8.64)%
2017	62	$25.80	$1,595	1.28%	—%	22.16%
2016	48	$21.12	$1,011	1.36%	—%	5.55%
2015	37	$20.01	$740	2.67%	—%	(0.65)%
2014	25	$20.14	$508	2.09%	—%	6.17%

Principal LifeTime 2060 Class 1:
2018	87	$13.69	$1,184	2.15%	—%	(9.22)%
2017	68	$15.08	$1,021	0.90%	—%	22.70%
2016	56	$12.29	$691	1.18%	—%	5.49%
2015	37	$11.65	$434	1.26%	—%	(0.68)%
2014	16	$11.73	$186	0.07%	—%	5.58%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
Principal LifeTime Strategic Income Class 1:
2018	14	$17.50	$240	2.89%	—%	(2.99)
2017	11	$18.04	$201	2.59%	—%	8.74%
2016	7	$16.59	$117	2.90%	—%	4.73%
2015	4	$15.84	$67	3.02%	—%	(0.94)%
2014	3	$15.99	$50	4.46%	—%	4.58%

Putnam VT Growth Opportunities Class IB:
2018	24	$13.47	$324	—%	—%	2.36%
2017	20	$13.16	$257	0.10%	—%	30.95%
2016 (10)	18	$10.05	$179	—%	—%	0.70%

Real Estate Securities Class 1:
2018	51	$73.92	$3,804	1.84%	—%	(4.22)%
2017	47	$77.18	$3,605	1.83%	—%	9.20%
2016	37	$70.68	$2,607	1.47%	—%	5.84%
2015	24	$66.78	$1,626	1.58%	—%	4.21%
2014	15	$64.08	$944	1.54%	—%	32.81%

SAM Balanced Portfolio Class 1:
2018	914	$17.92	$16,372	3.13%	—%	(5.03)%
2017	818	$18.87	$15,444	2.17%	—%	15.20%
2016	703	$16.38	$11,510	2.16%	—%	6.78%
2015	527	$15.34	$8,083	3.08%	—%	(0.78)%
2014	321	$15.46	$4,957	2.77%	—%	6.84%

SAM Conservative Balanced Portfolio Class 1:
2018	229	$17.37	$3,974	3.49%	—%	(3.45)%
2017	196	$17.99	$3,535	2.79%	—%	11.46%
2016	148	$16.14	$2,393	2.49%	—%	6.32%
2015	125	$15.18	$1,891	3.39%	—%	(0.78)%
2014	95	$15.30	$1,458	3.06%	—%	6.25%

SAM Conservative Growth Portfolio Class 1:
2018	1,013	$17.92	$18,153	2.84%	—%	(6.62)%
2017	904	$19.19	$17,345	1.59%	—%	19.71%
2016	724	$16.03	$11,600	1.48%	—%	7.01%
2015	567	$14.98	$8,495	2.28%	—%	(1.06)%
2014	402	$15.14	$6,094	1.90%	—%	7.38%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
SAM Flexible Income Portfolio Class 1:
2018	166	$17.29	$2,876	3.96%	—%	(1.98)%
2017	184	$17.64	$3,251	3.32%	—%	8.42%
2016	139	$16.27	$2,263	3.08%	—%	7.04%
2015	85	$15.20	$1,288	3.14%	—%	(1.30)%
2014	108	$15.40	$1,671	3.29%	—%	6.06%

SAM Strategic Growth Portfolio Class 1:
2018	1,514	$17.67	$26,742	2.43%	—%	(8.59)%
2017	1,339	$19.33	$25,888	1.44%	—%	22.19%
2016	1,182	$15.82	$18,698	1.49%	—%	6.17%
2015	858	$14.90	$12,776	2.34%	—%	(1.59)%
2014	579	$15.14	$8,774	1.55%	—%	8.61%

Short-Term Income Class 1:
2018	142	$13.35	$1,896	2.24%	—%	1.06%
2017	134	$13.21	$1,764	2.15%	—%	2.40%
2016	69	$12.90	$895	2.21%	—%	2.14%
2015	54	$12.63	$682	2.86%	—%	0.72%
2014	50	$12.54	$627	1.80%	—%	1.70%

SmallCap Class 1:
2018	65	$30.14	$1,947	0.32%	—%	(10.88)%
2017	57	$33.82	$1,919	0.38%	—%	12.85%
2016	49	$29.97	$1,470	0.26%	—%	17.39%
2015	39	$25.53	$1,002	0.07%	—%	(0.08)%
2014	12	$25.55	$316	0.30%	—%	4.89%

Templeton Global Bond VIP Class 2:
2018	97	$16.35	$1,589	—%	—%	1.93%
2017	85	$16.04	$1,366	—%	—%	1.91%
2016	57	$15.74	$904	—%	—%	2.94%
2015	47	$15.29	$714	7.50%	—%	(4.32)%
2014	34	$15.98	$538	4.70%	—%	1.85%

TOPS Managed Risk Balanced ETF Class 2:
2018	37	$12.59	$463	1.79%	—%	(6.04)%
2017	32	$13.40	$432	1.60%	—%	10.56%
2016	27	$12.12	$333	1.31%	—%	6.22%
2015	26	$11.41	$297	1.39%	—%	(4.52)%
2014	18	$11.95	$214	1.13%	—%	3.11%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

	December 31,			For the year ended December 31, except as noted
		Unit fair value
		corresponding			Expense	Total return (3)
		to lowest		Investment	ratio (2)	corresponding to
	Units	to highest	Net assets	income	lowest to	lowest to highest
Division	(000's)	expense ratio	(000's)	ratio (1)	highest	expense ratio
TOPS Managed Risk Growth ETF Class 2:
2018	135	$13.14	$1,775	1.64%	—%	(8.69)%
2017	126	$14.39	$1,813	1.56%	—%	17.66%
2016	116	$12.23	$1,422	1.59%	—%	5.52%
2015	102	$11.59	$1,185	1.65%	—%	(9.10)%
2014	73	$12.75	$927	1.21%	—%	1.27%

TOPS Managed Risk Moderate Growth ETF Class 2:
2018	63	$13.17	$835	1.75%	—%	(7.19)%
2017	52	$14.19	$745	1.72%	—%	13.79%
2016	43	$12.47	$534	1.62%	—%	6.31%
2015	34	$11.73	$393	1.50%	—%	(6.31)%
2014	23	$12.52	$287	1.11%	—%	2.79%

VanEck Global Hard Assets Class S:
2018	100	$5.06	$506	—%	—%	(28.43)%
2017	94	$7.07	$668	—%	—%	(1.94)%
2016	70	$7.21	$505	0.32%	—%	43.34%
2015	49	$5.03	$244	0.03%	—%	(33.55)%
2014	30	$7.57	$227	—%	—%	(19.38)%

Wanger International:
2018	47	$9.80	$463	2.00%	—%	(17.72)%
2017	19	$11.91	$225	1.28%	—%	32.92%
2016	11	$8.96	$99	1.44%	—%	(1.43)%
2015 (7)	2	$9.09	$21	2.15%	—%	(9.19)%

Principal National Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements
December 31, 2018

(1)
These amounts represent the dividends, excluding distributions of capital gains, received by the division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the divisions invest. These ratios are annualized for periods less than one year.

(2)
These ratios represent the annualized contract expenses of the divisions, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)
These amounts represent the total return for the years indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. For purposes of the total return calculation the beginning unit value is typically equal to an investment option with a similar expense structure and if no such similar investment option exists, a beginning unit value of ten would typically be used. The total return is calculated for the year indicated or from the effective date through the end of the reporting period. Total returns have not been annualized for periods less than one year. These percentages represent the range of total returns available as of the report date and correspond with the expense ratio lowest to highest.

(4)	Commencement of operations, April 24, 2014. Investment income ratios have been annualized for the year ended December 31, 2014.
(5)	Commencement of operations, May 17, 2014. Investment income ratios have been annualized for the year ended December 31, 2014.
(6)	Commencement of operations, April 17, 2015. Investment income ratios have been annualized for the year ended December 31, 2015.
(7)	Commencement of operations, May 18, 2015. Investment income ratios have been annualized for the year ended December 31, 2015.
(8)	Commencement of operations, February 8, 2016. Investment income ratios have been annualized for the year ended December 31, 2016.
(9)	Commencement of operations, May 23, 2016. Investment income ratios have been annualized for the year ended December 31, 2016.
(10)	Commencement of operations, November 18, 2016. Investment income ratios have been annualized for the year ended December 31, 2016.
(11)	Commencement of operations, June 11, 2018. Investment income ratios have been annualized for the year ended December 31, 2018.
(12)	Represented the operations of Deutsche Small Mid Cap Value Class B Division until October 13, 2018.
(13)	Represented the operations of Invesco Global Health Care Series I Division until June 9, 2018.

7. Subsequent Events

The Separate Account performed an evaluation of subsequent events through April 26, 2019, and determined no items required recognition or disclosure.

APPENDIX B - Principal National Life Insurance Company Financials

Report of Independent Auditors

The Board of Directors and Stockholder
Principal National Life Insurance Company

We have audited the accompanying financial statements of Principal National Life Insurance Company (the Company), which comprise the statements of financial position as of December 31, 2018 and 2017, and the related statements of operations, comprehensive income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the financial statements.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal National Life Insurance Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP

April 4, 2019

Princip al National Life Insurance Company
Statements of Financial Position

	December 31,
	2018	2017
	(in thousands)
Assets
Fixed maturities, available-for-sale	$160,175.6	$137,441.3
Policy loans	23,910.0	17,629.3
Total investments	184,085.6	155,070.6
Cash and cash equivalents	37,520.5	13,245.1
Accrued investment income	1,978.7	1,597.5
Premiums due and other receivables	3,419,862.0	2,974,776.0
Goodwill	95.0	95 .0
Other intangibles	1,755.0	1,755.0
Separate account assets	172,374.3	159,393.9
Deferred income tax es	28,598.5	21,313.2
Other assets	408.7	305.0
Total assets	$3,846,678.3	$3,327,551.3
Liabilities
Contractholder funds	$2,046,774.2	$1,880,492.3
Future policy benefits and claims	1,246,614.3	1,003,673.6
Other policyholder funds	123,145.3	87,031.2
Income tax es currently payable	1,749.6	1,619.8
Separate account liabilities	172,374.3	159,393.9
Other liabilities	33,148.1	26,303.6
Total liabilities	3,623,805.8	3,158,514.4
Stockholder's eq uity
Common stock, par value $1.00 per share - 5.0 million shares authorized, 2.5 million shares issued and outstanding (wholly owned indirectly by Principal Financial
Group, Inc.)	2,500.0	2,500.0
Preferred stock, par value $1.00 per share - 1.0 million shares authorized, none issued
and outstanding	—	—
Additional paid-in capital	235,195.7	176,404.7
Retained deficit	(13,204.2)	(13,956.1)
Accumulated other comprehensive income (loss)	(1,619.0)	4,088.3
Total stockholder's equity	222,872.5	169,036.9
Total liabilities and stockholder's equity	$3,846,678.3	$3,327,551.3

See accompanying notes.

Principal National Life Insurance Company
Statements of Operations

	For the year ended December 31,
	2018	2017	2016
		(in thousands)
Rev enues
Premiums and other considerations	$7.2	$6.4	$6.6
Fees and other revenues	343.3	258.3	175.7
Net investment income	6,074.2	4,865.9	3,825.2
Net realized capital gains	44.3	—	24 .2
Total revenues	6,469.0	5,130.6	4,031.7
E xpenses
Benefits, claims and settlement ex penses	(0.6)	0.9	0.5
Operating ex penses	3,943.4	3,990.2	3,365.8
Total ex penses	3,942.8	3,991.1	3,366.3
Income before income taxes	2,526.2	1,139.5	665.4
Income tax es	584.0	14,080.9	197.7
Net income (loss)	$1,942.2	$(12,941.4)	$467.7

See accompanying notes.

Principal National Life Insurance Company
Statements of Comprehensiv e Income

	For the year ended December 31,
	2018	2017	2016
		(in thousands)

Net income (loss)	$1,942.2	$(12,941.4)	$467.7
Other comprehensive income (loss):
Net unrealized gains (losses) on available-for-sale securities	(6,587.8)	2,333.8	809.1
Comprehensive income (loss)	$(4,645.6)	$(10,607.6)	$1,276.8

See accompanying notes.

Principal National Life Insurance Company
Statements of Stockholder's Equity

				Accumulated
		Additional		other	Total
	Common	paid-in	Retained	comprehensive	stockholder's
	stock	capital	deficit	income (loss)	equity
			(in thousands)

Balances at January 1, 2016	$ 2,500.0	$ 121,408.2	$ (978.3)	$ 945.4	$ 123,875.3
Capital contributions from parent	—	22,500.0	—	—	22,500.0
Stock-based compensation
and additional related tax benefits	—	3,592.7	(220.7)	—	3,372.0
Net income	—	—	467.7	—	467.7
Other comprehensive income	—	—	—	809.1	809.1
Balances at December 31, 2016	2,500.0	147,500.9	(731.3)	1,754.5	151,024.1
Capital contributions from parent	—	25,000.0	—	—	25,000.0
Stock-based compensation	—	3,903.8	(283.4)	—	3,620.4
Net loss	—	—	(12,941.4)	—	(12,941.4)
Other comprehensive income	—	—	—	2,333.8	2,333.8
Balances at December 31, 2017	2,500.0	176,404.7	(13,956.1)	4,088.3	169,036.9
Capital contributions from parent	—	55,000.0	—	—	55,000.0
Stock-based compensation	—	3,791.0	(309.8)	—	3,481.2
Effects of implementation of
accounting change related to the
reclassification of certain tax
effects, net		—	(880.5)	880.5	—
Net income	—	—	1,942.2	—	1,942.2
Other comprehensive loss	—	—	—	(6,587.8)	(6,587.8)
Balances at December 31, 2018	$ 2,500.0	$ 235,195.7	$ (13,204.2)	$ (1,619.0)	$ 222,872.5

See accompanying notes.

Principal National Life Insurance Company
Statements of Cash Flow s

	For the year ended December 31,
	2018	2017	2016
		(in thousands)
Operating activities
Net income (loss)	$1,942.2	$(12,941.4)	$467.7
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net realized capital gains	(44.3)	—	(24.2)
Stock-based compensation	3,481.2	3,620.4	3,372.0
Changes in:
Accrued investment income	(381.2)	(239.3)	(275.2)
Premiums due and other receivables	(445,086.0)	(452,205.9)	(354,237.7)
Future policy benefits and claims	102,052.3	82,581.5	67,928.7
Current and deferred income taxes (benefits)	(4,523.8)	9,012.7	(5,289.9)
Other assets and liabilities	6,740.7	9,375.0	3,090.7
Other	(14.1)	(15.5)	(17.6)
Net adjustments	(337,775.2)	(347,871.1)	(285,453.2)
Net cash used in operating activities	(335,833.0)	(360,812.5)	(284,985.5)
Inv esting activities
Available-for-sale securities:
Purchases	(32,575.9)	(17,550.4)	(21,544.7)
Sales	1,488.6	—	1,926.5
Maturities	72.4	72.4	59 .6
Net change in other investments	(7,161.2)	(1,751.2)	(5,888.0)
Net cash used in investing activities	(38,176.1)	(19,229.2)	(25,446.6)
Financing activities
Investment contract deposits	412,749.8	393,831.4	305,125.6
Investment contract withdrawals	(69,465.3)	(24,703.1)	(19,341.7)
Capital contributions from parent	55,000.0	25,000.0	22,500.0
Ex cess tax benefits from share-based payment arrangements	—	—	459.1
Net cash provided by financing activities	398,284.5	394,128.3	308,743.0
Net increase (decrease) in cash and cash equivalents	24,275.4	14,086.6	(1,689.1)
Cash and cash equivalents at beginning of year	13,245.1	(841.5)	847.6
Cash and cash equivalents at end of year	$37,520.5	$13,245.1	$(841.5)

Supplemental information:
Cash paid for income taxes	$5,877.2	$5,068.2	$4,645.8

See accompanying notes.

Principal National Life Insurance Company
Notes to Financial Statements
December 31, 2018
(in thousands)

1. Nature of Operations and Significant Accounting Policies

Descrip tion of Business

     Principal National Life Insurance Company is a direct wholly owned subsidiary of Principal Financial Services, Inc. (“PFS”), which in turn is a direct wholly owned subsidiary of Principal Financial Group, Inc. (“PFG ”), our ultimate parent. We are a life insurance company licensed in 49 states currently selling traditional term, universal life, variable universal life and indexed universal life insurance products.

Basis of Presentation

     The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

     Certain reclassifications have been made to deferred income tax liabilities related to policy loans to conform to the December 31, 2018, presentation. See Note 5, Income Taxes, under the caption “Net Deferred Income Taxes” for further details.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Recent Accounting Pronouncements

Effect on our financial
			Date of	statements or other significant
Description			adoption	matters
Standards not yet adopted:
Targeted improv ements to the accounting for long-duration			January 1,	Our implementation and
insurance contracts			2021	evaluation process to date
This authoritative guidance updates certain requirements in the				includes, but is not limited to,
accounting for long-duration insurance and annuity contracts.				identifying and documenting
contracts and contract features in
1	.	The assumptions used to calculate the liability for future policy		scope of the guidance; identifying
		benefits on traditional and limited-payment contracts will be		the actuarial models, systems and
		reviewed and updated periodically. Cash flow assumptions		processes to be updated; and
		will be reviewed at least annually and updated when necessary		evaluating our systems solutions
		with the impact recognized in net income. Discount rate		for implementing the new
		assumptions are prescribed as the current upper-medium grade		guidance. As we progress through
		(low credit risk) fixed income instrument yield and will be		our implementation, we will be
		updated quarterly with the impact recognized in other		able to better assess the impact to
		comprehensive income (“OCI”).		our financial statements;
2	.	Market risk benefits, which are certain market-based options		however, we expect this guidance
		or guarantees associated with deposit or account balance		to significantly change how we
		contracts, will be measured at fair value. The periodic change		account for many of our
		in fair value related to instrument-specific credit risk will be		insurance and annuity products.
recognized in OCI while the remaining change in fair value
will be recognized in net income.
3	.	Deferred acquisition costs (“DAC”) for all insurance and
annuity contracts will be amortized on a constant basis over the expected term of the related contracts.
4	.	Additional disclosures are required, including disaggregated rollforwards of significant insurance liabilities and other
account balances and disclosures about significant inputs,
judgments, assumptions and methods used in measurement.

The guidance for the liability for future policy benefits for traditional and limited-payment contracts and DAC will be applied on a modified retrospective basis; that is, to contracts in force as of the beginning of the earliest period presented based on their existing carrying amounts.
An entity may elect to apply the changes retrospectively. The guidance for market risk benefits will be applied retrospectively. Early adoption is permitted.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

E ffect on our financial
	Date of	statements or other significant
Description	adoption	matters
Goodwill imp airment testing	January 1,	We are currently evaluating the
This authoritative guidance simplifies how an entity is required to test	2020	impact this guidance will have on
goodwill for impairment by eliminating Step 2 (which measures a		our financial statements, but do
goodwill impairment loss by comparing the implied fair value of a		not expect it to have a material
reporting unit’s goodwill to the carrying amount of that goodwill) from		impact on our financial
the goodwill impairment test. A goodwill impairment loss will be the		statements. We expect the
amount by which a reporting unit’s carrying value exceeds its fair value,		guidance will reduce complexity
not to exceed the carrying amount of goodwill. Entities will continue to		and costs associated with
have the option to perform a qualitative assessment to determine if a		performing a Step 2 test, should
quantitative impairment test is necessary. Early adoption is permitted.		one be needed in the future.
However, the impact on the
outcome of any such future
impairment assessment will be
dependent on modeling factors
that are not currently
determinable.

Standards adopted:
Reclassification of certain tax effects from accumulated other	January 1,	The effective date of the
comprehensive income	2018	guidance was January 1, 2019;
This authoritative guidance permits a reclassification from accumulated		however, we elected to early
other comprehensive income (“AOCI”) to retained earnings for the		adopt the guidance. The
stranded tax effects resulting from U.S. tax legislation enacted on		guidance was applied at the
December 22, 2017, which is referred to as the ‘‘Tax Cuts and Jobs		beginning of the period of
Act’’ (‘‘U.S. tax reform ’’). The amount of that reclassification includes		adoption and comparative
the change in corporate income tax rate, as well as an election to include		periods were not restated. We
other income tax effects related to the application of U.S. tax reform .		reclassified the stranded tax
The guidance also requires disclosures about stranded tax effects.		effects in AOCI resulting from
U.S. tax reform, which includes
the change in corporate income
tax rate and an election to
reclassify the tax effects of the
one-time deemed repatriation
tax . A reclassification of
$880.5 was recorded as an
increase to AOCI and a
decrease to retained earnings.

Rev enue recognition	January 1,	We adopted the guidance using
This authoritative guidance replaces all general and most industry	2018	the modified retrospective
specific revenue recognition guidance currently prescribed by U.S.		approach, with no cumulative
GAAP. The core principle is that an entity recognizes revenue to reflect		effect to be recognized at the date
the transfer of a promised good or service to customers in an amount		of initial application. The
that reflects the consideration to which the entity expects to be entitled		guidance did not have a material
in exchange for that good or service. This guidance also provides		impact on our financial
clarification on when an entity is a principal or an agent in a transaction.		statements.
In addition, the guidance updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. The guidance may be applied using one of the following two methods: (1)
retrospectively to each prior reporting period presented, or (2)
retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

E ffect on our financial
	Date of	statements or other significant
Description	adoption	matters
Nonfinancial asset derecognition and partial sales of nonfinancial	January 1,	The guidance did not have a
assets	2018	material impact on our financial
This authoritative guidance clarifies the scope of the recently		statements.
established guidance on nonfinancial asset derecognition and the accounting for partial sales of nonfinancial assets. The guidance conforms the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue recognition standard.

E mployee share-based payment accounting	January 1,	The guidance was adopted
This authoritative guidance changes certain aspects of accounting for	2017	prospectively as indicated by the
and reporting share-based payments to employees including changes		guidance for each area of change
related to the income tax effects of share-based payments, tax		and did not have a material
withholding requirements and accounting for forfeitures. Various		impact on our financial
transition methods will apply depending on the situation being		statements.
addressed.

     When we adopt new accounting standards, we have a process in place to perform a thorough review of the pronouncement, identify the financial statement and system impacts and create an implementation plan among our impacted business units to ensure we are compliant with the pronouncement on the date of adoption. This includes having effective processes and controls in place to support the reported amounts. Each of the standards listed above is in varying stages in our implementation process based on its issuance and adoption dates. We are on track to implement guidance by the respective effective dates.

Use of Estimates in the Preparation of Financial Statements

     The preparation of our financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes. The most critical estimates include those used in determining:

the fair value of investments in the absence of quoted market values; investment impairments and valuation allowances; the measurement of goodwill and indefinite lived intangible assets and related impairments, if any; the liability for future policy benefits and claims and accounting for income taxes and the valuation of deferred tax assets.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies that follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance industry; others are specific to our businesses and operations. Actual results could differ from these estimates.

Cash and Cash Equiv alents

     Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

     Fixed maturities include bonds and asset-backed securities (“ABS”). We classify our fixed maturities as available-for-sale and, accordingly, carry them at fair value. See Note 8, Fair Value Measurements, for methodologies related to the determination of fair value. We determine the appropriate classification of fixed maturity securities at the time of purchase. Unrealized gains and losses related to available-for-sale securities are reflected in stockholder’s equity, net of adjustments for income taxes.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

     The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. In addition to realized capital gains and losses on investment sales, impairments in value deemed to be other than temporary are reported in net income as a component of net realized capital gains (losses). Interest income, as well as the amortization of the related premium or discount, is reported in net investment income. For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated cash flows.

     Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In addition to realized capital gains and losses on investment sales, we report other-than-temporary impairments of securities and subsequent realized recoveries in net realized capital gains (losses).

Policy loans are reported at cost.

Premiums Due and Other Receiv ables

     Premiums due and other receivables consist primarily of the estimated reinsurance receivable for the ceding of business to Principal Life Insurance Company (“Principal Life”).

Contractholder and Policyholder Liabilities

     Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for universal life, variable universal life, indexed universal life and term life insurance.

     Contractholder funds consist entirely of the account balance that accrues to the benefit of the policyholders for universal life, variable universal life and indexed universal life insurance. The account balance reflects the cumulative deposits less charges plus credited interest.

     Incurred claim liability adjustments relating to prior years, which affected current operations during 2018, 2017 and 2016, resulted in part from changes in the estimates for incurred but not reported (“IBNR”) claims. Historical trends have been considered in establishing the current year IBNR liability. The claim liability also includes reported claims that are in course of settlement and claims that are due and unpaid. As of December 31, 2018 and 2017, unpaid claim liabilities were $33,648.3 and $26,976.3, respectively, which were 100% reinsured to Principal Life.

     Future policy benefits include additional reserves on contracts where benefit features result in gains in early years followed by losses in later years and for universal life, variable universal life and indexed universal life insurance contracts that contain no lapse guarantee features. It also includes waiver active and disabled reserves for universal life, variable universal life, indexed universal life and term insurance.

     Reserves for nonparticipating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

     Other policyholder funds consist of unearned revenue liabilities for front-end fees and return of cost of insurance ("COI") charges for universal life, variable universal life and indexed universal life insurance, and advanced premiums for term life insurance. These are paid in advance for services that will be rendered over the estimated lives of the policies and contracts. The payments are established as unearned revenue liabilities upon receipt and are amortized to net income over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profits.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Reinsurance

     We enter into reinsurance agreements with Principal Life in the normal course of business. We assume reinsurance from and cede reinsurance to Principal Life. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums, fees and expenses are reported net of reinsurance ceded. The effects of reinsurance on premiums and other considerations, fees and other revenues and policy and contract benefits were as follows:

	For the year ended December 31,
	2018	2017	2016
Premiums and other considerations:
Direct	$325,453.2	$277,905.7	$224,277.6
Assumed	7.2	6.4	6.6
Ceded	(325,453.2)	(277,905.7)	(224,277.6)
Net premiums and other considerations	$7.2	$6.4	$6.6
Fees and other revenues:
Direct	$230,329.6	$221,253.2	$180,204.8
Ceded	(229,986.3)	(220,994.9)	(180,029.1)
Net fees and other revenues	$343.3	$258.3	$175.7
Benefits, claims and settlement ex penses:
Direct	$484,899.0	$413,388.0	$328,753.1
Assumed	0.5	0.1	0.5
Ceded	(484,900.1)	(413,387.2)	(328,753.1)
Net benefits, claims and settlement expenses	$(0.6)	$0.9	$0.5

     Principal Life pays us a reinsurance expense allowance for its proportionate share of commissions and other policy expenses. The expense allowance is a reduction to operating expenses and was $291,217.2, $286,898.8 and $236,200.1, for the years ended December 31, 2018, 2017 and 2016, respectively. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. We are contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. As of December 31, 2018 and 2017, our exposure to Principal Life in our individual life insurance business was $245,166,277.3 and $211,213,025.9 of life insurance in force, representing 99.9% and 99.9% of total net individual life insurance in force, respectively.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

     Traditional individual life insurance products include those products with fix ed and guaranteed premiums and benefits and consist of term life insurance policies. Premiums from these products are recognized as premium revenue when due. Related policy benefits and expenses are associated with earned premiums and result in the recognition of profits over the expected term of the policies and contracts.

     Universal life, variable universal life and indexed universal life products are insurance contracts with terms that are not fixed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for these products consist of policy charges for COI, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values and investment income. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Separate Accounts

     The separate account assets are legally insulated and are not subject to claims that arise out of any of our other business. The client, rather than us, directs the investments and bears the investment risk of these funds. The separate account assets represent the fair value of funds that are separately administered by us for contracts with equity investments and are presented as a summary total within the statements of financial position. An equivalent amount is reported as separate account liabilities, which represent the obligation to return the monies to the client. We receive fees for mortality, withdrawal and expense risks, as well as administrative, maintenance and investment advisory services that are included in the statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the statements of operations.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Income Taxes

     Our ultimate parent, PFG, files a U.S. consolidated income tax return that includes us. In addition, we file income tax returns in all states in which we conduct business. PFG allocates income tax expenses and benefits to companies in the group generally based upon pro rata contribution of tax able income or operating losses. We are tax ed at corporate rates on taxable income based on ex isting tax laws. Current income taxes are charged or credited to net income based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities, net operating losses and tax credit carryforwards using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in net income in the period in which the change is enacted. Subsequent to a change in tax rates and laws, any stranded tax effects remaining in AOCI will be released only if an entire portfolio is liquidated, sold or extinguished. However, a specific exception to this rule was adopted effective January 1, 2018, to reclassify the stranded tax effects generated by U.S. tax reform from AOCI to retained earnings. Further details are included under the caption “Recent Accounting Pronouncements.”

Goodwill and Other Intangibles

     We recorded goodwill at the time or our acquisition by PFS equal to the cost paid by PFS in excess of the fair value of our net tangible assets. Goodwill is not amortized. Rather, goodwill is tested for impairment during the third quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

     Other intangibles consist of values assigned to state licenses to sell insurance that were obtained at the time of acquisition. State licenses do not expire and have therefore been determined to have indefinite lives. Other intangibles are tested for impairment during the third quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

2. Related Party Transactions

Expense Reimbursements

     We have entered into various related party transactions with affiliates. During the years ended December 31, 2018, 2017 and 2016, we received $15,661.9, $8,883.8 and $5,718.0, respectively, of expense reimbursements related to these agreements. We have a management services agreement with Principal Global Investors, LLC and management fees paid were $147.4, $125.0 and $100.4 during the years ended December 31, 2018, 2017 and 2016, respectively.

Cash Advance Agreement

     We are party to a cash advance agreement with PFS, which allows us to pool our available cash with affiliates in order to more efficiently and effectively invest our cash. The cash advance agreement allows (i) us to advance cash to PFS in aggregate principal amounts not to exceed $20,000.0, with such advanced amounts earning interest at the daily 30-day LIBOR rate (the “Internal Crediting Rate”); and (ii) PFS to advance cash to us in aggregate principal amounts not to ex ceed $20,000.0, with such advance amounts paying interest at the Internal Crediting Rate plus 10 basis points to reimburse PFS for the costs incurred in maintaining short-term investing and borrowing programs. Under this cash advance agreement, we had a receivable of $35.9 and $13.9 as of December 31, 2018 and 2017, respectively. We earned interest of $324.9, $84.8 and $60.6 during 2018, 2017 and 2016, respectively, related to the cash advance agreement.

Reinsurance

     We assume reinsurance from Principal Life. Under this agreement, policy reserves assumed were $7.0 and $6.5 as of December 31, 2018 and 2017, respectively.

     We are a direct writer of life insurance policies and entered into a reinsurance transaction with Principal Life. Reinsurance premiums and other fees, ex penses and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Under this agreement, we had a ceded reinsurance net asset of $3,399,153.4 and $2,975,270.3 as of December 31, 2018 and 2017,

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

respectively. We are contingently liable with respect to reinsurance ceded in the event Principal Life is unable to meet the obligations it has assumed. As of December 31, 2018, and 2017 we had a $2,979,295.2 and $2,625,335.5 recoverable from Principal Life, respectively.

     See Note 1, Nature of Operations and Significant Accounting Policies, under the caption “Reinsurance” for direct, ceded and assumed amounts included in the statements of operations.

Benefit Plans

     PFG provides defined benefit pension plan benefits to its employees. We were allocated an appropriate share of the costs associated with these benefits in accordance with an ex pense allocation agreement. Our allocated share of these benefits was $7,605.8 and $7,434.7 in 2018 and 2017, respectively.

     PFG provides qualified and non-qualified defined contribution and non-qualified deferred compensation plan benefits to its employees. We were allocated an appropriate share of the costs associated with these benefits in accordance with an ex pense allocation agreement. Our allocated share of these benefits was $4,240.3 and $5,005.7 in 2018 and 2017, respectively.

3. Goodwill and Other Intangibles

     We had goodwill of $95.0 as of both December 31, 2018 and 2017, and indefinite lived intangible assets of $1,755.0 as of both December 31, 2018 and 2017. The indefinite lived intangible assets consist of state licenses to sell insurance, which do not expire.

4. Investments

Fixed Maturities

     The amortized cost, gross unrealized gains and losses and fair value of fixed maturities securities available-for-sale were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value
December 31, 2018
Fixed maturities, available-for-sale:
U.S. government and agencies	$ 10,022.4	$ —	$ 151.7	$ 9,870.7
States and political subdivisions	44,973.5	1,273.5	330.7	45,916.3
Corporate	94,057.6	520.9	3,408.6	91,169.9
Commercial mortgage-backed securities	11,172.5	105.1	57.6	11,220.0
Other debt obligations	1,999.0	—	0.3	1,998.7
Total fix ed maturities, available-for-sale	$ 162,225.0	$ 1,899.5	$ 3,948.9	$ 160,175.6
December 31, 2017
Fixed maturities, available-for-sale:
U.S. government and agencies	$ 10,029.9	$ —	$ 59.6	$ 9,970.3
States and political subdivisions	33,881.3	2,216.2	—	36,097.5
Corporate	79,146.2	3,976.0	12.4	83,109.8
Commercial mortgage-backed securities	8,094.3	169.4	—	8,263.7
Total fix ed maturities, available-for-sale	$ 131,151.7	$ 6,361.6	$ 72.0	$ 137,441.3

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

     The amortized cost and fair value of fix ed maturities available-for sale as of December 31, 2018, by expected maturity, were as follows:

	Amortized cost	Fair value

Due in one year or less	$ —	$ —
Due after one year through five years	46,338.5	46,635.6
Due after five years through ten years	42,139.6	42,075.4
Due after ten years	60,575.4	58,245.9
Subtotal	149,053.5	146,956.9
Mortgage-backed and other asset-backed securities	13,171.5	13,218.7
Total	$ 162,225.0	$ 160,175.6

     Actual maturities may differ because borrowers may have the right to call or prepay obligations. Our portfolio is diversified by industry, issuer and asset class. Credit concentrations are managed to established limits.

Net Investment Income

Major components of net investment income were as follows:

	For the year ended December 31,
	2018	2017	2016

Fixed maturities, available-for-sale	$ 5,869.8	$ 4,905.3	$ 3,861.3
Policy loans	0.1	0.8	3.5
Cash and cash equivalents	360.3	86.0	61.2
Other	(0.2)	(0.2)	(0.4)
Total	6,230.0	4,991.9	3,925.6
Investment ex penses	(155.8)	(126.0)	(100.4)
Net investment income	$ 6,074.2	$ 4,865.9	$ 3,825.2

Net Realized Capital Gains

     Net realized capital gains on sales of fixed maturities available-for-sale were $44.3, $0.0 and $24.2 for the years ended December 31, 2018, 2017 and 2016, respectively.

     Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities, available-for-sale were $1,488.6, $0.0 and $1,926.5 in 2018, 2017 and 2016, respectively.

Other-Than-Temporary Impairments

     We have a process in place to identify fixed maturity securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

     Each reporting period, all securities are reviewed to determine whether an other-than-temporary decline in value ex ists and whether losses should be recognized. We consider relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events; (4) for structured securities, the adequacy of the ex pected cash flows; (5) our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may ex tend to maturity. To the ex tent we determine a security is deemed to be other than temporarily impaired, an impairment loss is recognized. We did not recognize any other-than-temporary impairments as of December 31, 2018 and 2017.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Gross Unrealized Losses for Fixed Maturities

     For fixed maturities available-for-sale with unrealized losses, including other-than-temporary impairment losses reported in other comprehensive income, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

	December 31, 2018
	Less than		Greater than or
	twelve months		equal to twelve months		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	v alue	losses	value	losses	value	losses
Fixed maturities, available-for-sale:
U.S. government and agencies	$ —	$ —	$ 9,870.7	$ 151.7	$ 9,870.7	$ 151.7
States and political subdivisions	10,733.1	330.7	—	—	10,733.1	330.7
Corporate	47,725.3	2,624.8	8,213.2	783.8	55,938.5	3,408.6
Commercial mortgage-backed securities	—	—	3,979.8	57.6	3,979.8	57.6
Other debt obligations	1,998.7	0.3	—	—	1,998.7	0.3
Total fix ed maturities, available-for-sale	$ 60,457.1	$ 2,955.8	$ 22,063.7	$ 993.1	$ 82,520.8	$ 3,948.9

     Our portfolio consists of available-for-sale fixed maturities where 100% were investment grade (rated AAA through BBB-) with an average price of 99 (carrying value/amortized cost) as of December 31, 2018. Gross unrealized losses in our fix ed maturities portfolio increased during the year ended December 31, 2018, primarily due to changes in market interest rates and changes in credit spreads.

     For those securities that had been in a continuous unrealized loss position for less than twelve months, our portfolio held 43 securities reflecting an average price of 95 as of December 31, 2018. Of this portfolio, 100% was investment grade (rated AAA through BBB-) as of December 31, 2018.

     For those securities that had been in a continuous unrealized loss position for greater than or equal to twelve months, our portfolio held 9 securities reflecting an average price of 96 as of December 31, 2018. Of this portfolio, 100% was investment grade (rated AAA through BBB-) as of December 31, 2018.

     Because we expected to recover our amortized cost, it was not our intent to sell the fixed maturity available-for-sale securities with unrealized losses and it was not more likely than not that we would be required to sell these securities before recovery of the amortized cost, which may be maturity, we did not consider these investments to be other-than-temporarily impaired as of December 31, 2018.

December 31, 2017
	Less than		Greater than or
	twelve months		equal to twelve months		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses
Fixed maturities, available-for-sale:
U.S. government and agencies	$ 9,970.3	$ 59.6	$ —	$ —	$ 9,970.3	$ 59 .6
Corporate	2,037.9	12.4	—	—	2,037.9	12 .4
Total fix ed maturities, available-for-sale	$ 12,008.2	$ 72.0	$ —	$ —	$ 12,008.2	$ 72 .0

     Our portfolio consists of available-for-sale fixed maturities where 100% were investment grade (rated AAA through BBB-) with an average price of 99 as of December 31, 2017. Gross unrealized losses in our fixed maturities portfolio decreased during the year ended December 31, 2017, primarily due to changes in market interest rates and changes in credit spreads.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

     For those securities that had been in a continuous unrealized loss position for less than twelve months, our portfolio held 3 securities reflecting an average price of 99 as of December 31, 2017. Of this portfolio, 100% was investment grade (rated AAA through BBB-) as of December 31, 2017.

     Because we expected to recover our amortized cost, it was not our intent to sell the fixed maturity available-for-sale securities with unrealized losses and it was not more likely than not that we would be required to sell these securities before recovery of the amortized cost, which may be maturity, we did not consider these investments to be other-than-temporarily impaired as of December 31, 2017.

Net Unrealized Gains on Av ailable-for-Sale Securities

     The net unrealized gains on investments in fix ed maturities available-for-sale are reported as a separate component of stockholder’s equity. The cumulative amount of net unrealized gains on available-for-sale securities was as follows:

		December 31,
		2018	2017

Net unrealized gains (losses) on fixed maturities, available-for-sale		$ (2,049.4)	$ 6,289.6
Provision for deferred income tax benefits (taxes)		430.4	(2,201.3)
Net unrealized gains (losses) on available-for-sale securities		$ (1,619.0)	$ 4,088.3

5. Income Taxes

Income Tax Expense

Our income taxes were as follows:

	For the year ended December 31,
	2018	2017	2016
Current income taxes:
U.S. federal	$ 6,006.9	$ 5,131.1	$ 5,057.3
State	111.2	—	—
Total current income tax es	6,118.1	5,131.1	5,057.3
Deferred income taxes (benefits):
U.S. federal	(5,534.1)	(5,259.0)	(4,859.6)
U.S. tax reform	—	14,208.8	—
Total deferred income taxes (benefits)	(5,534.1)	8,949.8	(4,859.6)
Total income taxes	$ 584.0	$ 14,080.9	$ 197.7

     U.S. tax reform made broad and complex changes to the U.S. Internal Revenue Code applicable to us. The primary impact on our 2017 financial results was associated with the effect of reducing the U.S. statutory tax rate from 35% to 21% on our deferred balances as of December 31, 2017.

     The effects of tax legislation on deferred tax es are recognized in the period of enactment. The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the United States Securities and Ex change Commission's Staff Accounting Bulletin No. 118 ("SAB 118"). The provisional amount was primarily associated with limited and changing technical tax guidance. Further, the provisional amount also applies in regard to other potential technical interpretations of accounting and tax ing authorities related to elements of the U.S. tax reform subject to change. The provisional amount of $14,208.8 reported in 2017 reflects the SAB 118 final determination within the required one-year measurement period.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Effectiv e Income Tax Rate

     Our provision for income taxes may not have the customary relationship of tax es to income. A reconciliation between the U.S. corporate income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2018	2017	2016

U.S. corporate tax rate	21%	35%	35%
Valuation allowance	15	—	—
State income tax es	3	—	—
Disallowed ex penses	2	—	—
Stock options	(10)	(26)	26
Dividends received deduction	(6)	(20)	(26)
Foreign tax credit	(2)	—	(5)
U.S. tax reform	—	1,247	—
Effective income tax rate	23%	1,236%	30%

Our income before income tax es is from domestic operations. We have no foreign operations.

Unrecognized Tax Benefits

     As of December 31, 2018 and 2017, we did not have any unrecognized tax benefits. We recognize interest and penalties related to uncertain tax positions in operating ex penses. As of both December 31, 2018 and 2017, we did not recognize accumulated pre-tax interest and penalties related to unrecognized tax benefits.

Net Deferred Income Taxes

     Deferred income tax es reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income tax es were as follows:

	December 31,
	2018	2017

Deferred income tax assets:
Net unrealized losses on available-for-sale securities	$ 430.4	$ —
Stock based compensation	17.3	(45 .5)
Deferred acquisition costs	28,633.6	23,151.0
Other deferred income tax assets	252.7	—
Valuation allowance	(246.1)	—
Total deferred income tax assets	29,087.9	23,105.5
Deferred income tax liabilities:
Net unrealized gains on available-for-sale securities	—	(1,320.8)
Intangible assets	(368.9)	(368.9)
Other deferred income tax liabilities	(120.5)	(102.6)
Total deferred income tax liabilities	(489.4)	(1,792.3)
Total net deferred income tax assets	$ 28,598.5	$ 21,313.2

     As of December 31, 2018, charitable contributions of $1.2 million were limited under the Internal Revenue Code and were not deductible in the year generated. These contributions will be carried forward, portions of which ex pire during years 2020-2023. We maintain a valuation allowance against the deferred income tax assets associated with the charitable contributions of $246.1, as utilization of these income tax benefits within the carryforward period fail the more likely than not criteria. In management’s judgment, the remaining deferred income tax assets are more likely than not to be realized; therefore, no additional valuation allowance has been provided for the related deferred income tax assets.

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

6. Contingencies

     We are not aware of any material contingencies. It is possible we could be involved in legal and regulatory actions in the ordinary course of business. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could result in losses or require us to establish accruals.

7. Stockholder's Equity

Other Comprehensiv e Income (Loss)

	For the year ended December 31, 2018
	Pre-Tax	Tax	After-Tax

Net unrealized losses on available-for-sale securities during the period	$(8,294.7)	$1,741.9	$(6,552.8)
Reclassification adjustment for gains included in net income	(44.3)	9.3	(35.0)
Net unrealized losses on available-for-sale securities	(8,339.0)	1,751.2	(6,587.8)
Other comprehensive loss	$(8,339.0)	$1,751.2	$(6,587.8)

	For the year ended December 31, 2017
	Pre-Tax	Tax	After-Tax

Net unrealized gains on available-for-sale securities during the period	$3,590.5	$(1,256.7)	$2,333.8
Net unrealized gains on available-for-sale securities	3,590.5	(1,256.7)	2,333.8
Other comprehensive income	$3,590.5	$(1,256.7)	$2,333.8

	For the year ended December 31, 2016
	Pre-Tax	Tax	After-Tax

Net unrealized gains on available-for-sale securities during the period	$1,268.9	$(444.1)	$824.8
Reclassification adjustment for gains included in net income	(24.2)	8.5	(15.7)
Net unrealized gains on available-for-sale securities	1,244.7	(435.6)	809.1
Other comprehensive income	$1,244.7	$(435.6)	$809.1

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Accumulated Other Comprehensiv e Income

     A rollforward of accumulated other comprehensive income consisting entirely of net unrealized gains/(losses) on available-for-sale securities, was as follows:

	Net unrealized		Accumulated
	gains (losses) on		other
	av ailable-for-sale		comprehensive
	securities		income (loss)

Balances at January 1, 2016	$945.4		$945.4
Other comprehensive income during the period, net of adjustments	824.8		824.8
Amounts reclassified to AOCI	(15.7)		(15.7)
Other comprehensive income	809.1		809.1
Balances at December 31, 2016	1,754.5		1,754.5
Other comprehensive income during the period, net of adjustments	2,333.8		2,333.8
Other comprehensive income	2,333.8		2,333.8
Balances at December 31, 2017	4,088.3		4,088.3
Other comprehensive loss during the period, net of adjustments	(6,552.8)		(6,552.8)
Amounts reclassified to AOCI	(35.0)		(35.0)
Other comprehensive loss	(6,587.8)		(6,587.8)
Effects of implementation of accounting change related to the reclassification of certain
tax effects, net	880.5		880.5
Balances at December 31, 2018	$(1,619.0	) $	(1,619.0)

Div idend Limitations

     Under Iowa law, we may pay dividends only from the earned surplus arising from our business and must receive the prior approval of the Commissioner of Insurance of the State of Iowa (“Commissioner”) to pay a stockholder dividend or make any other distribution if such distribution would ex ceed certain statutory limitations. Iowa law gives the Commissioner discretion to disapprove requests for distributions in ex cess of these limitations. Extraordinary dividends include those made, together with dividends and other distributions, within the preceding twelve months that ex ceed the greater of (i) 10% of our statutory policyholder surplus as the previous year-end or (ii) the statutory net gain from operations from the previous calendar year, not to exceed earned surplus. Based on this limitation and 2018 statutory results, we cannot pay stockholder dividends in 2019 without exceeding the statutory limitation.

We did not pay any dividends during 2018 or 2017.

Additional Paid-In Capital

     The expenses related to stock based compensation issued by PFG are allocated to all of its subsidiaries. The allocation of equity awards, which amounted to $3,791.0, $3,903.8 and $3,592.7 for the years ended December 31, 2018, 2017 and 2016, respectively, are not settled in cash and, therefore, are reported as equity.

8. Fair Value Measurements

     We use fair value measurements to record fair value of certain assets and liabilities and to estimate fair value of financial instruments not recorded at fair value but required to be disclosed at fair value. Certain financial instruments, particularly policyholder liabilities, are excluded from these fair value disclosure requirements.

Valuation Hierarchy

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an ex it price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability.

Lev el 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include highly liquid U.S. Treasury bonds and mutual funds in our separate accounts.

Lev el 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Our Level 2 assets primarily include fix ed maturity securities.

Lev el 3 – Fair values are based on at least one significant unobservable input for the asset or liability. We have no Level 3 assets and liabilities recorded at fair value.

Determination of Fair Value

     The following discussion describes the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis or disclosed at fair value. The techniques utilized in estimating the fair value of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below.

     Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. We validate prices through an investment analyst review process, which includes validation through direct interaction with external sources, review of recent trade activity or use of internal models. In circumstances where broker quotes are used to value an instrument, we generally receive one non-binding quote. Broker quotes are validated through an investment analyst review process, which includes validation through direct interaction with ex ternal sources and use of internal models or other relevant information. We did not make any significant changes to our valuation processes during 2018.

Fixed Maturities

     Fixed maturities include bonds and ABS. When available, the fair value of fixed maturities is based on quoted prices of identical assets in active markets. These are reflected in Level 1 and primarily include U.S. Treasury bonds.

     When quoted prices of identical assets in active markets are not available, our first priority is to obtain prices from third party pricing vendors. We have regular interaction with these vendors to ensure we understand their pricing methodologies and to confirm they are utilizing observable market information. Their methodologies vary by asset class and include inputs such as estimated cash flows, benchmark yields, reported trades, broker quotes, credit quality, industry events and economic events. Fixed maturities with validated prices from pricing services are generally reflected in Level 2.

     If we are unable to price a fix ed maturity security using prices from third party pricing vendors or other sources specific to the asset class, we may obtain a broker quote or utilize an internal pricing model specific to the asset utilizing relevant market information, to the extent available, which are reflected in Level 3. These models primarily use projected cash flows discounted using a rate derived from market interest rate curves and relevant risk spreads.

     The primary inputs, by asset class, for valuations of our Level 2 investments from third party pricing vendors or our internal pricing valuation approach are described below.

     U.S. Government and Agencies. Inputs include recently ex ecuted market transactions, interest rate yield curves, maturity dates, market price quotations and credit spreads relating to similar instruments.

     States and Political Subdivisions. Inputs include Municipal Securities Rulemaking Board reported trades, U.S. Treasury and other benchmark curves, material event notices, new issue data and obligor credit ratings.

     Corporate. Inputs include recently executed transactions, market price quotations, benchmark yields, issuer spreads and observations of equity and credit default swap curves related to the issuer.

     Commercial Mortgage-Backed Securities and Other Debt Obligations. Inputs include cash flows, priority of the tranche in the capital structure, expected time to maturity for the specific tranche, reinvestment period remaining and

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

performance of the underlying collateral including prepayments, defaults, deferrals, loss severity of defaulted collateral. Other inputs include market indices and recently executed market transactions.

Separate Account Assets

     Separate account assets include mutual funds. Fair values are determined using quoted prices in active markets for identical assets, which are reflected in Level 1. Separate account assets also include money market instruments. Because of the highly liquid nature of these assets, carrying amounts may be used to approx imate fair values, which are reflected in Level 2.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis were as follows:

	As of December 31, 2018
Assets/
	(liabilities)	Fair value hierarchy level
measured at
	fair value	Level 1	Level 2	Level 3
Assets
Fixed maturities, available-for-sale:
U.S. government and agencies	$ 9,870.7	$ 9,870.7	$ —		$—
States and political subdivisions	45,916.3	—	45,916.3		—
Corporate	91,169.9	—	91,169.9		—
Commercial mortgage-backed securities	11,220.0	—	11,220.0		—
Other debt obligations	1,998.7	—	1,998.7		—
Total fix ed maturities, available-for-sale	160,175.6	9,870.7	150,304.9		—
Separate account assets	172,374.3	166,317.6	6,056.7		—
Total assets	$ 332,549.9	$ 176,188.3	$ 156,361.6		$—

	As of December 31, 2017
Assets/
	(liabilities)	Fair value hierarchy level
measured at
	fair value	Level 1	Level 2	Level 3
Assets
Fixed maturities, available-for-sale:
U.S. government and agencies	$ 9,970.3	$ 9,970.3	$ —		$—
States and political subdivisions	36,097.5	—	36,097.5		—
Corporate	83,109.8	—	83,109.8		—
Commercial mortgage-backed securities	8,263.7	—	8,263.7		—
Total fix ed maturities, available-for-sale	137,441.3	9,970.3	127,471.0		—
Separate account assets	159,393.9	159,393.9	—		—
Total assets	$ 296,835.2	$ 169,364.2	$ 127,471.0		$—

Principal National Life Insurance Company
Notes to Financial Statements – (continued)
December 31, 2018
(in thousands)

Transfers

Transfers of assets measured at fair value on a recurring basis between fair value hierarchy levels were as follows:

For the year ended December 31, 2018
	Transfers out	Transfers out	Transfers out	Transfers out	Transfers out	Transfers out
	of Lev el 1 into	of Lev el 1 into	of Lev el 2 into	of Level 2 into	of Level 3 into	of Lev el 3 into
	Lev el 2	Lev el 3	Lev el 1	Level 3	Level 1	Lev el 2

Assets
Separate account assets	$5,723.4	$—	$—	$—	$—	$—

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

     Separate account assets transferred from Level 1 to Level 2 during 2018, primarily included money market instruments as a result of additional analysis to clarify the source of the price.

We did not have any transfers between fair value hierarchy levels during 2017.

Financial Instruments Not Reported at Fair Value

     The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis but required to be disclosed at fair value were as follows:

				December 31, 2018
				Fair v alue hierarchy level
	Carrying amount	Fair v alue		Lev el 1	Lev el 2	Lev el 3
Assets
Policy loans	$23,910.0	$27,651.5	$	— $	— $	27,651.5
Cash and cash equivalents	37,520.5	37,520.5		37,520.5	—	—

				December 31, 2017
				Fair v alue hierarchy level
	Carrying amount	Fair v alue		Lev el 1	Lev el 2	Lev el 3
Assets
Policy loans	$17,629.3	$21,015.5	$	— $	— $	21,015.5
Cash and cash equivalents	13,245.1	13,245.1		13,245.1	—	—

9. Statutory Insurance Financial Information

     We prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the “Iowa Insurance Division”). The Iowa Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company to determine its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual has been adopted as a component of prescribed practices by the State of Iowa. The Commissioner has the right to permit other specific practices that deviate from prescribed practices.

     Life and health insurance companies are subject to certain risk-based capital (“RBC”) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. As of December 31, 2018, we met the minimum RBC requirements.

Principal National Life Insurance Company Notes to Financial Statements – (continued) December 31, 2018 (in thousands)

Statutory net loss and statutory capital and surplus were as follows:

	As of or for the year ended December 31,
	2018	2017	2016

Statutory net loss	$ (3,576.8)	$ (3,899.1)	$ (4,414.0)
Statutory capital and surplus	205,183.3	148,871.5	127,875.9

10. Subsequent Event

     We have evaluated subsequent events through April 4, 2019, which was the date our financial statements were issued. On February 28, 2019, we received a $6,250.0 capital contribution from our parent, PFS.

Part C
Other Information

Item 26. Exhibits

(a)	Resolution of Board of Directors of the Depositor (Incorporated by Reference from Exhibit (a) to Registrant's Filing on Form N-6 on 07/25/2011)(Accession No. 0000898745-11-000511)

(b)	Custodian Agreement - N/A

(c)	Underwriting Contracts

	(c1)	Distribution Agreement dated February 1, 2009 (Incorporated by Reference from Exhibit (c1) to Registrant's Filing on Form N-6 on on 07/25/2011)(Accession No. 0000898745-11-000511)

	(c2)	Broker Dealer Marketing and Servicing Agreement for Variable Life Policies *

	(c3)	Registered Representative Agreement *

(d)	Contracts

	(d1)	Form of Variable Life Contract *

	(d2)	Form of Change of Insured Rider *

	(d3)	Form of Cost of Living Increase Rider *

	(d4)	Form of Death Benefit Guarantee Rider *

	(d5)	Form of Life Paid-up Rider *

	(d6)	Form of Return of Chronic Illness Death Benefit Advance Rider *

	(d7)	Form of Salary Increase Rider *

	(d8)	Form of Surrender Value Enhancement Rider *

	(d9)	Form of Waiver of Monthly Policy Charge Rider *

	(d10)	Form of Waiver of Specified Premium Rider *

	(d11)	Form of Terminal Illness Death Benefit Advance Rider *

	(d12)	Form of Aviation Exclusion Rider *

	(d13)	Form of Hazardous Sports Exclusion Rider *

(e)	Applications

	(e1)	Form of Life Insurance Application *

	(e2)	Form of Guaranteed/Simplified Issue Life Insurance Application *

	(e3)	Form of Multi-Life Guaranteed Issue Life Insurance Application *

	(e4)	Form of Supplemental Application *

(f)	Depositor's Certificate of Incorporation and By-laws

	(f1)	Articles of Incorporation of the Depositor (Incorporated by Reference from from Exhibit (f1) to Registrant's Filing on Form N-6 on 07/25/2011)(Accession No. 0000898745-11-000511)

	(f2)	Bylaws of Depositor (Incorporated by Reference from from Exhibit (f2) to Registrant's Filing on Form N-6 on 07/25/2011)(Accession No. 0000898745-11-000511)

(g)	Reinsurance Contracts **

(h)	Participation Agreements

	1.	AllianceBernstein
		(a)	Participation Agreement dated December 15, 2014 (Incorporated by Reference From Exhibit (h)(1)(a) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(b)	Amendment to Participation Agreement dated January 1, 2008 (Incorporated by Reference From Exhibit (h)(1)(b) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(c)	Administrative Services Agreement dated December 13, 2004 (Incorporated by Reference From Exhibit (h)(1)(c) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(d)	Rule 22c-2 Agreement dated April 16, 2007 (Incorporated by Reference From Exhibit (h)(1)(d) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(e)	Amendment 2 to Participation Agreement dated May 1, 2011 (Incorporated by Reference From Exhibit (h)(1)(e) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
		(f)	Amendment 3 to Participation Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(1)(f) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
(g)
Amendment 1 to Administrative Services Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(1)(g) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

		(h)	Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(1)(h) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

	2.	American Century
		(a)	Shareholder Services Agreement dated March 18, 1999 (Incorporated by Reference From Exhibit (h)(2)(a) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(b)	Amendment 1 to Shareholder Services Agreement dated May 1, 2001 (Incorporated by Reference From Exhibit (h)(2)(b) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(c)	Amendment 2 to Shareholder Services Agreement dated May 1, 2002 (Incorporated by Reference From Exhibit (h)(2)(c) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(d)	Amendment 3 to Shareholder Services Agreement dated May 1, 2004 (Incorporated by Reference From Exhibit (h)(2)(d) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
(e)
Amendment 4 to Shareholder Services Agreement dated October 13, 2005 (Incorporated by Reference From Exhibit (h)(2)(e) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)

		(f)	Rule 22c-2 Agreement dated April 16, 2007 (Incorporated by Reference From Exhibit (h)(2)(f) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(g)	Amendment 5 to Shareholder Services Agreement dated June 1, 2011 (Incorporated by Reference From Exhibit (h)(2)(g) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
(h)
Amendment 6 to Shareholder Services Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(2)(h) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

		(i)	Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(2)(i) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
		(j)	Amendment 7 to Shareholder Services Agreement dated March 20, 2014 (Filed as Exhibit (h)2(j) on 04/28/2014 (Accession No. 0001526622-14-000005)

	3.	American Funds
		(a)	Fund Participation and Service Agreement dated May 1, 2014 -- Filed as exhibit 99.h03(a) on 04/27/2015 (Accession No. 0001526622-15-000016)

	(b)	Rule 22c-2 Agreement dated May 19, 2014 -- Filed as exhibit 99.h03(b) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(c)	Business Agreement dated May 1, 2014 -- Filed as exhibit 99.h03(c) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(d)	Form of First Amendment To Fund Participation and Service Agreement -- Filed as exhibit 99.h03(d) on 04/27/2015 (Accession No. 0001526622-15-000016)

4.	Calvert Variable Series Inc.
(a)
Consolidated Fund Participation Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(3)(a) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(b)	Amendment to Consolidated Fund Participation Agreement dated April 30, 2014 -- Filed as exhibit 99.h04(b) on 04/27/2015 (Accession No. 0001526622-15-000016)
(c)
Consolidated Administrative Services Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(3)(b) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(d)	Amendment to Consolidated Services Agreement dated April 30, 2014 -- Filed as exhibit 99.h04(d) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(e)	Rule 22c-2 Agreement (PLIC) dated March 29, 2007 -- Filed as exhibit 99.h04(e) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(f)	Rule 22c-2 Agreement (Princor) dated April 10, 2007 -- Filed as exhibit 99.h04(f) on 04/27/2015 (Accession No. 0001526622-15-000016)

5.	ClearBridge (Legg Mason)
	(a)	Participation Agreement dated April 26, 2013 (Filed as Exhibit (h)5(a) on 04/25/2014 (Accession No. 0000812797-14-000019)
	(b)	Administrative Services Agreement dated April 26, 2013 (Filed as Exhibit (h)5(b) on 04/25/2014 (Accession No. 0000812797-14-000019)

6.	Delaware Distributors
	(a)	Fund Participation Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(4)(a) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
	(b)	Administrative Services Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(4)(b) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

7.	Dreyfus
(a)
Participation Agreement dated March 26, 2001 (Incorporated by Reference from Exhibit (8)(d)(1) to the Form N-4 filed on 05/01/2008 by Principal Life Insurance Co Separate Account B, File No. 333-116220)(Accession No. 0000950137-08-006515)

(b)
Amendment to Participation Agreement dated March 26, 2002 (Incorporated by Reference from Exhibit (8)(d)(1) to the Form N-4 filed on 05/01/2008 by Principal Life Insurance Co Separate Account B, File No. 333-116220)(Accession No. 0000950137-08-006515)

	(c)	Amendment 2 to Participation Agreement dated April 15, 2011 (Filed as Exhibit (h)7(g) on 04/25/2014 (Accession No. 0000812797-14-000019)
	(d)	Amendment 3 to Participation Agreement dated April 25, 2012 (Filed as Exhibit (h)7(i) on 04/25/2014 (Accession No. 0000812797-14-000019)
(e)
Administrative Services Agreement dated March 26, 2002 (Incorporated by Reference from Exhibit (8)(d)(2) to the Form N-4 filed on 05/01/2008 by Principal Life Insurance Co Separate Account B, File No. 333-116220)(Accession No. 0000950137-08-006515)

(f)
Amendment to Administrative Services Agreement dated September 1, 2004 (Incorporated by Reference from Exhibit (8)(d)(2) to the Form N-4 filed on 05/01/2008 by Principal Life Insurance Co Separate Account B, File No. 333-116220)(Accession No. 0000950137-08-006515)

	(g)	Amendment 2 to Administrative Services Agreement dated April 25, 2012 (Filed as Exhibit (h)7(j) on 04/25/2014 (Accession No. 0000812797-14-000019)
(h)
12b-1 Letter Agreement dated March 26, 2001 (Incorporated by Reference from Exhibit (8)(d)(3) to the Form N-4 filed on 05/01/2008 by Principal Life Insurance Co Separate Account B, File No. 333-116220)(Accession No. 0000950137-08-006515)

	(i)	12b-1 Letter Agreement for Service Class Shares dated March 26, 2002 -- Filed as exhibit 99.h07(i) on 04/27/2015 (Accession No. 0001526622-15-000016)
(j)
Amendment to 12b-1 Letter Agreement dated September 1, 2004 (Incorporated by Reference from Exhibit (8)(d)(3) to the Form N-4 filed on 05/01/2008 by Principal Life Insurance Co Separate Account B, File No. 333-116220)(Accession No. 0000950137-08-006515)

	(k)	Amendment 2 to 12b-1 Letter Agreement dated April 25, 2012 (Filed as Exhibit (h)7(h) on 04/25/2014 (Accession No. 0000812797-14-000019)
	(l)	Rule 22c-2 (Supplemental) Agreement dated April 16, 2007 -- Filed as exhibit 99.h07(l) on 04/27/2015 (Accession No. 0001526622-15-000016)

8.	DWS
(a)
Participation Agreement dated December 1, 2007 (Incorporated by Reference from Exhibit (h)(5) to the Form N-6 Filed on 06/26/2008 by Principal Life Insurance Co Variable Life Separate Account, File No. 333-146896)(Accession No. 0000950137-08-008766)

(b)
Amendment 1 to Participation Agreement dated January 5, 2011 (Incorporated by Reference from Exhibit (h)(10) to the Form N-6 Filed on 04/27/2011 by Principal Life Insurance Co Variable Life Separate Account, File No. 333-65690 (Accession No. 0000898745-11-000198)

	(c)	Amendment 2 to Participation Agreement dated May 1, 2011 (Filed as Exhibit (h)7(c) on 04/28/2014 (Accession No. 0001526622-14-000005)
	(d)	Amendment 3 to Participation Agreement dated December 18, 2012 (Filed as Exhibit (h)7(d) on 04/28/2014 (Accession No. 0001526622-14-000005)
	(e)	Amendment 4 to Participation Agreement dated April 10, 2013 (Filed as Exhibit (h)7(e) on 04/28/2014 (Accession No. 0001526622-14-000005)

9.	Fidelity Distributors Corporation
	(a)	Participation Agreement dated December 2, 2011 (Incorporated by Reference From Exhibit (h)(5)(a) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
	(b)	Amendment 1 to Participation Agreement dated December 2, 2011 (Incorporated by Reference From Exhibit (h)(5)(b) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

10.	Franklin Templeton
	(a)	Amended and Restated Participation Agreement dated November 1, 2007 (Incorporated by Reference from Exhibit (h)(7)(b) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)
(b)
Amendment 1 to Amended and Restated Participation Agreement dated September 10, 2009 (Incorporated by Reference from Exhibit (h)(7)(b) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(c)
Amendment 2 to Amended and Restated Participation Agreement dated August 16, 2010 (Incorporated by Reference from Exhibit (h)(7)(c) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(d)
Participation Agreement Addendum dated May 1, 2011 (Incorporated by Reference from Exhibit (h)(7)(e) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(e)
Amendment 3 to Amended and Restated Participation Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(7)(d) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

	(f)	Amendment 4 to Amended and Restated Participation Agreement dated September 16, 2013 (Filed as Exhibit (h)10(j) on 04/25/2014 (Accession No. 0000812797-14-000019)
	(g)	Amendment 5 to Amended and Restated Participation Agreement dated May 1, 2014 -- Filed as exhibit 99.h10(g) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(h)	Amendment 6 to Amended and Restated Participation Agreement dated September 16, 2014 -- Filed as exhibit 99.h10(h) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(i)	Administrative Services Agreement dated December 14, 2007 (Incorporated by Reference from Exhibit (h)(10)(i) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)

(j)
Amendment 1 to Administrative Services Agreement dated September 10, 2009 (Incorporated by Reference from Exhibit (h)(7)(g) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(k)
Amendment 2 to Administrative Services Agreement dated April 20, 2011 (Incorporated by Reference from Exhibit (h)(7)(h) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(l)
Amendment 3 to Administrative Services Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(7)(i) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

	(m)	Amendment 4 to Administrative Services Agreement dated May 24, 2013 -- Filed as Exhibit 99.h10(m) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(n)	Amendment 5 to Administrative Services Agreement dated May 1, 2014 - Filed as Exhibit 99(h)(10)(n) on 04/27/2017 (Accession No. 0001526622-15-000011)
	(o)	Amendment 6 to Administrative Services Agreement dated August 30, 2016 - Filed as Exhibit 99(h)(10)(o) on 04/27/2017 (Accession No. 0001526622-15-000011)
	(p)	Shareholder Information Agreement dated April 16, 2007 (Incorporated by Reference from Exhibit (h)(7)(a) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)
	(q)	Amendment to Shareholder Information Agreement (22c-2) dated April 2015 -- Filed as exhibit 99.h10(o) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(r)	Amendment to Participation Agreement Addendum dated March 31, 2015 -- Filed as exhibit 99.h10(p) on 04/27/2015 (Accession No. 0001526622-15-000016)

11.	Invesco (formerly AIM Advisors, Inc.)
	(a)	Participation Agreement dated June 8, 1999 (Incorporated by Reference From Exhibit (h)(8)(a) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(b)	Participation Agreement dated April 1, 2001 (Incorporated by Reference From Exhibit (h)(8)(b) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(c)	Amendment 2 to Participation Agreement dated May 1, 2002 (Incorporated by Reference From Exhibit (h)(8)(c) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(d)	Amendment 3 to Participation Agreement dated August 15, 2002 (Incorporated by Reference From Exhibit (h)(8)(d) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(e)	Amendment 4 to Participation Agreement dated January 8, 2003 (Incorporated by Reference From Exhibit (h)(8)(e) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(f)	Amendment 5 to Participation Agreement dated February 14, 2003 (Incorporated by Reference From Exhibit (h)(1)(f) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(g)	Amendment 6 to Participation Agreement dated April 30, 2004 (Incorporated by Reference From Exhibit (h)(8)(g) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(h)	Amendment 7 to Participation Agreement dated April 29, 2005 (Incorporated by Reference From Exhibit (h)(8)(h) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(i)	Amendment 8 to Participation Agreement dated May 1, 2006 (Incorporated by Reference From Exhibit (h)(8)(i) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(j)	Amendment 9 to Participation Agreement dated April 30, 2010 (Incorporated by Reference From Exhibit (h)(8)(j) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(k)	Amendment 10 to Participation Agreement dated April 1, 2011 (Incorporated by Reference From Exhibit (h)(8)(k) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(l)	Distribution Services Agreement dated October 1, 2002 (Incorporated by Reference From Exhibit (h)(8)(l) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(m)	Rule 22c-2 Agreement dated April 16, 2007 (Incorporated by Reference From Exhibit (h)(8)(m) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(n)	Administrative Services Agreement dated June 8, 1999 (Incorporated by Reference From Exhibit (h)(8)(n) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
(o)
Amendment 1 to Administrative Services Agreement dated April 30, 2004 (Incorporated by Reference From Exhibit (h)(8)(o) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)

	(p)	Amendment 11 to Participation Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(7)(p) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
(q)
Amendment 2 to Administrative Services Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(7)(q) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

	(r)	Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(7)(r) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

12.	Janus
(a)
Fund Participation Agreement dated August 28, 2000 (Incorporated by Reference from Exhibit (h)(9)(a) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

	(b)	Amendment 1 to Participation Agreement dated April 1, 2001 (Incorporated by Reference from Exhibit (h)(8) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)
	(c)	Amendment 2 to Participation Agreement October 16, 2001 (Incorporated by Reference from Exhibit (h)(8) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)
	(d)	Amendment 3 to Participation Agreement dated May 1, 2002 (Incorporated by Reference from Exhibit (h)(8) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)
(e)
Amendment 4 to Participation Agreement dated September 3, 2002 (Incorporated by Reference from Exhibit (h)(9)(e) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(f)
Amendment 5 to Participation Agreement dated January 8, 2003 (Incorporated by Reference from Exhibit (h)(9)(f) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(g)
Amendment 6 to Participation Agreement dated August 20, 2007 (Incorporated by Reference from Exhibit (h)(9)(g) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(h)
Amendment 7 to Participation Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(8)(k) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(i)	Amendment 8 to Participation Agreement dated February 24, 2012 (Filed as Exhibit (h)13(o) on 04/25/2014 (Accession No. 0000812797-14-000019)
(j)
Distribution & Shareholder Services Agreement (Service Shares) dated August 28, 2000 (Incorporated by Reference from Exhibit (h)(8) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)

	(k)	Acceptance Letter of New Distribution and Shareholder Services Agreement dated October 19, 2001 -- Filed as exhibit 99.h12(k) on 04/27/2015 (Accession No. 0001526622-15-000016)
(l)
Amendment 1 to Distribution and Shareholder Services Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(8)(l) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(m)	Administrative Services Letter Agreement dated August 14, 2006 (Incorporated by Reference from Exhibit (h)(8) to Registrant's Filing on Form N-6 on 6/26/08)(Accession No. 0000950137-08-008766)
	(n)	Administrative Services Letter Agreement dated May 6, 2008 -- Filed as exhibit 99.h12(n) on 04/27/2015 (Accession No. 0001526622-15-000016)
(o)
Amendment 1 to Administrative Services Letter Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(8)(m) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

(p)
Supplemental Agreement dated April 12, 2007 to Distribution, Shareholder Servicing, Administrative Servicing and Fund/SERV Agreements Letter dated August 14, 2006 -- Filed as exhibit 99.h12(p) on 04/27/2015 (Accession No. 0001526622-15-000016)

(q)
Rule 22c-2 Agreement dated April 16, 2007 (Incorporated by Reference from Exhibit (h)(9)(j) to the Form N-6 Filed on 10/19/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000724)

(r)
Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(8)(n) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(s)	Letter regarding Handling of Mutual Fund Orders dated May 20, 2005 -- Filed as exhibit 99.h12(s) on 04/27/2015 (Accession No. 0001526622-15-000016)

13.	Lord Abbett
	(a)	Participation Agreement dated May 1, 2016 *
	(b)	Administrative Service Agreement dated May 1, 2016 *
	(c)	Service Agreement Letter dated May 1, 2016 * Filed as Exhibit (H)13(C) on 04/26/2017 (Accession No. 0001526622-15-000016)
	(d)	Support Payment Agreement dated May 1, 2016 *

14.	MFS
	(a)	Amended and Restated Participation Agreement dated May 1, 2013 -- Filed as Exhibit (h)12(a) on 04/28/2014 (Accession No. 0001526622-14-000005)
	(b)	Amended and Restated Fund/Serv Supplement dated May 1, 2013 -- Filed as Exhibit (h)12(b) on 04/28/2014 (Accession No. 0001526622-14-000005)
	(c)	Amended and Restated Administrative Services Letter dated April 1, 2016 *
	(d)	Rule 22c-2 Agreement dated April 16, 2007 (Incorporated by Reference From Exhibit (h)(10)(m) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(e)	Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(9)(n) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

15.	Neuberger Berman Advisors
	(a)	Participation Agreement dated May 1, 2002 (Incorporated by Reference From Exhibit (h)(11)(a) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(b)	Amendment 1 to Participation Agreement dated September 3, 2002 (Incorporated by Reference From Exhibit (h)(11)(b) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(c)	Amendment 2 to Participation Agreement dated January 6, 2003 (Incorporated by Reference From Exhibit (h)(11)(c) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(d)	Amendment 3 to Participation Agreement dated September 15, 2004 (Incorporated by Reference From Exhibit (h)(11)(d) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
(e)
Distribution and Administrative Services Agreement dated September 15, 2004 (Incorporated by Reference From Exhibit (h)(11)(e) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)

	(f)	Rule 22c-2 Agreement dated April 16, 2007 (Incorporated by Reference From Exhibit (h)(11)(f) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
	(g)	Amendment 4 to Participation Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(10)(g) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
(h)
Amendment 1 to Distribution and Administrative Services Agreement dated November 1, 2011(Incorporated by Reference From Exhibit (h)(10)(h) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

	(i)	Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(10)(i) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

16.	Oppenheimer
	(a)	Participation Agreement dated December 21, 2007 (Incorporated by Reference From Exhibit (h)(11)(a) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
	(b)	Amendment 1 to Participation Agreement dated November 9, 2011 (Incorporated by Reference From Exhibit (h)(11)(b) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
(c)
Administrative Services Letter Agreement dated December 21, 2007 (Incorporated by Reference From Exhibit (h)(11)(c) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

(d)
Amendment 1 to Administrative Services Letter Agreement dated November 9, 2011 (Incorporated by Reference From Exhibit (h)(11)(d) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

17.	Principal Variable Contracts Funds, Inc.
	(a)	Participation Agreement dated January 5, 2007 (Filed as Exhibit (h)19(a) on 04/25/2014 (Accession No. 0000812797-14-000019)
(b)
Amendment 1 to Participation Agreement dated June 1, 2007 (Incorporated by Reference from Exhibit (h)(12)(b) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(c)	Amendment 2 to Participation Agreement dated January 1, 2010 (Filed as Exhibit (h)19(c) on 04/25/2014 (Accession No. 0000812797-14-000019)
	(d)	Amendment 3 (letter) to Participation Agreement dated June 17, 2010 -- Filed as exhibit 99.h16(d) on 04/27/2015 (Accession No. 0001526622-15-000016)
(e)
Amendment 4 to Participation Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(12)(d) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(f)	Amendment 5 to Participation Agreement dated February 9, 2015 -- Filed as exhibit 99.h16(f) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(g)	Amendment 6 to Participation Agreement dated August 10, 2016 *
	(h)	Rule 22c-2 Agreement dated April 16, 2007 (Filed as Exhibit (h)19(f) on 04/25/2014 (Accession No. 0000812797-14-000019)
(i)
Amendment 1 to Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference from Exhibit (h)(1)(g) to the Form N-6 filed on 12/09/2011 by Principal National Life Insurance Co Variable Life Separate Account, File No. 333-175768)(Accession No. 0000898745-11-000809)

	(j)	Rule 12b-1 Letter Agreement dated December 30, 2009 (Filed as Exhibit (h)19(e) on 04/25/2014 (Accession No. 0000812797-14-000019)
	(k)	Amendment 12b-1 Letter Agreement dated November 9, 2011 -- Filed as exhibit 99.h16(j) on 04/27/2015 (Accession No. 0001526622-15-000016)

18.	Putnam
(a)
Marketing and Administrative Servicing Agreement dated April 1, 2011 (Incorporated by Reference From Exhibit (h)(14)(a) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)

(b)
Amendment 1 to Marketing and Administrative Servicing Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(13)(b) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

	(c)	Amendment 2 to Marketing and Administrative Servicing Agreement dated December 1, 2011 -- Filed as exhibit 99.h17(c) on 04/27/2015 (Accession No. 0001526622-15-000016)
	(d)	Participation Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(13)(c) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
	(e)	Rule 22c-2 Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(13)(d) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

19.	TOPS (Northern Lights)
	(a)	Participation Agreement dated May 1, 2012 (Filed as Exhibit (h)17(a) on 04/28/2014 (Accession No. 0001526622-14-000005)

20.	Van Eck
(a)
Service Agreement dated November 28, 2007 (Incorporated by Reference From Exhibit (h)(15)(a) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724) (Delete Old???) Service Agreement dated April 28, 2015 Filed as Exhibit (H)20(A) on 04/26/2017 (Accession No. 0001526622-15-000016)

(b)
Amendment 1 to Service Agreement dated April 24, 2009 (Incorporated by Reference From Exhibit (h)(15)(b) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724) Amendment 1 to Service Agreement dated May 1, 2015 Filed as Exhibit (H)20(B) on 04/26/2017 (Accession No. 0001526622-15-000016)

(c)
Amendment 2 to Administrative Services Agreement dated May 1, 2011 (Incorporated by Reference From Exhibit (h)(15)(c) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)

		(d)	Participation Agreement dated November 28, 2007 (Incorporated by Reference From Exhibit (h)(15)(d) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(e)	Amendment 1 to Participation Agreement dated April 24, 2009 (Incorporated by Reference From Exhibit (h)(15)(e) to Registrant's Filing on Form N-6 on 10/19/2011)(Accession No. 0000898745-11-000724)
		(f)	Amendment 2 to Participation Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(14)(f) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
		(g)	Amendment 3 to Service Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(14)(g) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
		(h)	Shareholder Information Agreement dated November 28, 2007 (Incorporated by Reference From Exhibit (h)(14)(h) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)
(i)
Amendment 1 to Shareholder Information Agreement dated November 1, 2011 (Incorporated by Reference From Exhibit (h)(14)(i) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

		(j)	Amendment 4 to Service Agreement dated as of May 1, 2012 (Filed as Exhibit (h)18(j) on 04/28/2014 (Accession No. 0001526622-14-000005)
		(k)	Amendment 5 to Service Agreement dated May 1, 2017 (Filed as Exhibit (h)18(k) on 04/26/2019 (Accession No. 0001526622-19-000011)

	21.	Wanger International
		(a)	Wanger Advisors Trust Participation Agreement dated April 28, 2015 -- Filed as Exhibit (h)20(a) on 04/25/2016 (Accession No. 0001526622-16-000033)
		(b)	Services Agreement dated May 1, 2015 -- Filed as Exhibit (h)20(b) on 04/25/2016 (Accession No. 0001526622-16-000033)

(i)	Administration Contracts:

(1)
Services Agreement between Principal Life Insurance Company and Principal National Life Insurance Company effective as of February 20, 2008 (Incorporated by Reference from Exhibit (i1) to Registrant's Filing on Form N-6 on 12/09/2011)(Accession No. 0000898745-11-000809)

(j)	Other Material Contracts - N/A

(k)	Legal Opinion **

(l)	Actuarial Opinion **

(m)	Calculations **

(n)	Other Opinions

	(1)	Consent of Ernst & Young LLP **

	(2)	Powers of Attorney **

	(3)	Opinion of Counsel **

(o)	Financial Statements Schedules

Principal National Life Insurance Company

	(1)	Report of Independent Registered Public Accounting Firm on Schedules *

	(2)	Schedule I - Summary of Investments - Other Than Investments in Related Parties As of December 31, 2018 *

	(3)	Schedule III - Supplementary Insurance Information As of December 31, 2018, 2017, and 2016 and for each of the years then ended *

(4) Schedule IV - Reinsurance As of December 31, 2018, 2017, and 2016 and for each of the years then ended *

All other schedules for which provision is made in the application accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(p)	Initial Capital Agreements - N/A

(q)	Redeemability Exemption -- Filed as exhibit 99.q on 04/27/2015 (Accession No. 0001526622-15-000016)

* Filed herein
** To be filed by amendment
Item 27. Officers and Directors of the Depositor
Principal National Life Insurance Company is managed by a Board of Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:
DIRECTORS:

Name and Principal Business Address	Positions and Offices
Amy C. Friedrich Principal Financial Group, Des Moines, IA 50392	Principal National Life: Director, President - U.S. Insurance Solutions
Gregory A. Linde Principal Financial Group, Des Moines, IA 50392	Principal National Life: Chairman of the Board and President
Kenneth A. McCullum Principal Financial Group, Des Moines, IA 50392	Principal National Life: Director, Vice President/Chief Actuary
Srinivas Dharam Reddy Principal Financial Group, Des Moines, IA 50392	Principal National Life: Director
Deanna D. Strable-Soethout Principal Financial Group, Des Moines, IA 50392	Principal National Life: Director, Chief Financial Officer, Executive Vice President

EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

Name and Principal Business Address	Positions and Offices
Matthew C. Ahmann(1)	Associate Vice President - Government Relations
Louise A. Billmeyer(1)	Vice President and Chief Information Officer - U.S. Insurance Solutions
Nicholas M. Cecere(1)	Senior Vice President - U.S. Insurance Solutions
David P. Desing(1)	Assistant Director - Treasury
Catherine M. Drexler(1)	Counsel and Assistant Corporate Secretary
Timothy M. Dunbar(1)	President - Principal Global Asset Management
Gina L. Graham(1)	Vice President and Treasurer
Julie M. Lawler(1)	Executive Vice President and Chief Risk Officer
Dennis J. Menken(1)	Senior Vice President and Chief Investment Officer - General Account
Guy R. Montag(1)	Vice President, Associate General Counsel, and Assistant Corporate Secretary
Kevin J. Morris(1)	Vice President and Chief Marketing Officer
Christopher D. Payne(1)	Vice President - Federal Government Relations
Angela R. Sanders(1)	Senior Vice President and Controller
Nathan A. Schelhaas(1)	Vice President and Chief Actuary - Individual Life
Gary P. Scholten(1)	Executive Vice President, Chief Information Officer, and Chief Digital Officer
Karen E. Shaff(1)	Executive Vice President and General Counsel
Kathleen Souhrada(1)	Vice President - Non Qualified and Life Administration
Elizabeth D. Swanson(1)	Counsel and Assistant Corporate Secretary
Traci L. Weldon(1)	Assistant Vice President - Compliance
Dan L. Westholm(1)	Assistant Vice President - Treasury
Richard H. Wireman II(1)	Vice President - Tax
Clint Woods(1)	Secretary

(1) Principal Business Address:
Principal Financial Group
Des Moines, IA 50392
Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant
The Registrant is a separate account of Principal National Life Insurance Company (the "Depositor") and is operated as a unit investment trust. Registrant supports benefits payable under Depositor's variable life contracts by investing assets allocated to various investment options in shares of Principal Variable Contracts Funds, Inc. and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the "series" type. No person is directly or indirectly controlled by the Registrant.
The Depositor is wholly-owned by Principal Financial Services, Inc. Principal Financial Services, Inc. (an Iowa corporation) is an intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code. In turn, Principal Financial Services, Inc. is a wholly-owned subsidiary of Principal Financial Group, Inc., a publicly traded company that filed consolidated financial statements with the SEC. A list of persons directly or indirectly controlled by or under common control with Depositor as of December 31, 2018 appears below:
None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, only the separate financial statements of Registrant and the consolidated financial statements of Depositor are being filed with this Registration Statement.

Principal National Life Insurance Company - Organizational Structure
(December 31, 2018)

	Organized in	% Owned
PRINCIPAL FINANCIAL GROUP, INC.+	Delaware	Publicly Held
-->Principal Financial Services, Inc.*#	Iowa	100
-->PFG DO Brasil LTDA*#	Brazil	100
-->Brasilprev Seguros E Previdencia S.A.*#	Brazil	50
-->Principal Global Investors Participacoes, LTDA*#	Brazil	100
-->Claritas Investments LTD*#	Cayman Islands	100
-->Claritas Administracao de Recursos LTDA*#	Brazil	73.75
-->PFG Do Brasil 2 Participacoes LTDA*#	Brazil	100

-->Ciclic Corretora de Seguros S.A.*#	Brazil	50.01
-->Principal International, LLC.*#	Iowa	100
-->Principal International (Asia) Limited*#	Hong Kong	100
-->Principal Asia Pacific Investment Consulting (Beijing) Limited*#	China	100
-->Principal International (South Asia) SDN, BHD*#	Malaysia	100
-->Principal Global Investors (Asia) Limited*#	Hong Kong	100
-->Principal Nominee Company (Hong Kong) Limited*#	Hong Kong	100
-->Principal Asset Management Company (Asia) Limited*#	Hong Kong	100
-->Principal Trust Company (Hong Kong) Limited*	Hong Kong	100
-->Principal Insurance Company (Hong Kong) Limited*#	Hong Kong	100
-->Principal Trust Company (Bermuda) Limited*#	Bermuda	100
-->CIMB - Principal Asset Management Berhad*	Malaysia	60
-->CIMB Wealth Advisors Berhad*#	Malaysia	100
-->CIMB - Principal Asset Management (S) PTE LTD*#	Singapore	100
-->CIMB - Principal Asset Management Company Limited*#	Thailand	99.99
-->Finansa Asset Management Limited *#<	Thailand	100
-->PT CIMB Principal Asset Management*	Indonesia	99
-->Principal Trust Company (Asia) Limited*#	Hong Kong	100
-->Principal Investment & Retirement Services Limited*#	Hong Kong	100
-->Principal Consulting (India) Private Limited*#	India	100
-->Principal Global Investors Holding Company, LLC*#	Delaware	100
-->Principal Global Investors (Ireland) Limited*#	Ireland	100
-->Principal Global Financial Services (Europe) II LTD*#	United Kingdom	100
-->Principal Global Investors (Europe) Limited*#	Wales/United Kingdom	100
-->Principal Global Investors (EU) Limited*#	Ireland	100
-->Principal Global Investors (Switzerland) GMBH*#	Switzerland	100
-->PGI Origin Holding Company LTD*#<	Wales/United Kingdom	100
-->Origin Asset Management LLP*#<	Wales/United Kingdom	83.52
-->PGI Finisterre Holding Company LTD*#	Wales/United Kingdom	100
-->Finisterre Holdings Limited*	Malta	88.3
-->Finisterre Capital UK Limited*	Wales/United Kingdom	100
-->Finisterre Capital LLP*	Wales/United Kingdom	86
-->Finisterre Malta Limited*	Malta	100
-->Finisterre USA, Inc.*	Delaware	100
-->Principal Real Estate Europe Limited*#	Wales/United Kingdom	100
-->Principal Opportunity Fund LP*#	Wales/United Kingdom	100
-->Principal Real Estate Limited*#	Wales/United Kingdom	100
-->Benelux Industrial Partnership General Partner B.V.*#	Netherlands	100
-->INTERNOS Real Estate Limited*#	Wales/United Kingdom	100
-->Principal Hotel Immobilienfonds II General Partner S.ã.r.l.*#	Luxembourg	100
-->Principal Real Estate B.V.*#	Netherlands	100
-->Principal Real Estate GmbH*#	Germany	100
-->Principal Real Estate Kapitalverwaltungsgesellschaft mbH*#	Germany	94.9
-->Principal Real Estate S.ã.r.l.*#	Luxembourg	100
-->Principal Real Estate SAS*#	France	100
-->Principal Real Estate S.L.*#	Spain	100
-->Principal Real Estate Spezialfondsgesellschaft mbH*#	Germany	94.9
-->Principal Global Investors (Singapore) Limited*#	Singapore	100
-->Principal Global Investors (Japan) Limited*#	Japan	100
-->Principal Global Investors (Hong Kong) Limited*#	Hong Kong	100
-->Principal Global Investors Holding Company (US), LLC*#	Delaware	100
-->Spectrum Asset Management, Inc.*#<	Connecticut	100
-->SAMI Brokerage LLC*#	Connecticut	100
-->CCIP, LLC*#<	Delaware	100
--> Columbus Circle Investors*#<	Delaware	100
--> Post Advisory Group, LLC*#<	Delaware	79.18
--> Principal Commercial Funding, LLC*#<	Delaware	100
--> Principal Global Columbus Circle, LLC*#<	Delaware	100

--> CCI Capital Partners, LLC *#<	Delaware	100
-->Principal Enterprise Capital, LLC*#	Delaware	100
-->Principal Global Investors, LLC*#<	Delaware	100
-->Principal Real Estate Investors, LLC*#	Delaware	100
-->Principal Financial Advisors, Inc.*#	Iowa	100
-->Principal Global Investors Trust Company*#	Oregon	100
-->Principal Shareholder Services, Inc.*#	Washington	100
-->Principal Funds Distributor, Inc.*#	Washington	100
-->CIMB Principal Islamic Asset Management SDN. BHD*#	Malaysia	60
-->Principal Financial Group (Mauritius) LTD*#	Mauritius	100
-->Principal Asset Management Private Limited*#	India	78.6
-->Principal Trustee Company Private Limited*#	India	70
-->Principal Retirement Advisors Private Limited*#	India	100
-->Principal Life Insurance Company+#	Iowa	100
-->Principal Real Estate Fund Investors, LLC*#<	Delaware	100
-->Principal Development Investors, LLC*#<	Delaware	100
-->Principal Real Estate Holding Company, LLC*#<	Delaware	100
-->GAVI PREHC HC, LLC*#<	Delaware	100
-->Principal Holding Company, LLC*#<	Iowa	100
-->Petula Associates, LLC*<	Iowa	100
-->Principal Real Estate Portfolio, Inc.*#<	Delaware	100
-->GAVI PREPI HC, LLC*#<	Delaware	100
-->Petula Prolix Development Company*#<	Iowa	100
-->Principal Commercial Acceptance, LLC*#<	Delaware	100
-->Principal Generation Plant, LLC*#<	Delaware	100
-->Principal Bank*#<	Iowa	100
-->Principal Advised Services, LLC*#<	Delaware	100
-->Equity FC, LTD*#<	Iowa	100
-->Principal Dental Services, Inc.*#<	Arizona	100
-->Employers Dental Services, Inc.*#<	Arizona	100
-->First Dental Health*#<	California	100
-->Delaware Charter Guarantee & Trust Company*#<	Delaware	100
-->Preferred Product Network, Inc.*#<	Delaware	100
-->Principal Reinsurance Company of Vermont*#	Vermont	100
-->Principal Life Insurance Company of Iowa*#<	Iowa	100
-->Principal Reinsurance Company of Delaware*#<	Delaware	100
-->Principal Reinsurance Company of Delaware II*#<	Delaware	100
-->Principal Financial Services (Australia), LLC*#	Iowa	100
-->Principal Global Investors (Australia) Service Company Pty Limited*#	Australia	100
-->Principal Global Investors (Australia) Limited*#	Australia	100
-->Principal International Holding Company, LLC*#	Delaware	100
-->Principal Global Services Private Limited*#	India	100
-->CCB Principal Asset Management Company, LTD*	China	25
-->Principal Financial Services I (US), LLC*#	Delaware	100
-->Principal Financial Services II (US), LLC*#	Delaware	100
-->Principal Financial Services I (UK) LLP *#	Wales/United Kingdom	100
-->Principal Financial Services IV (UK) LLP*#	United Kingdom	100
-->Principal Financial Services V (UK) LTD.*#	United Kingdom	100
-->Principal Financial Services II (UK) LTD.*#	Wales/United Kingdom	100
-->Principal Financial Services III (UK) LTD.*#	Wales/United Kingdom	100
-->Principal Financial Services Asia LTD*#	United Kingdom	100
-->Principal Global Investors Asia (UK) Ltd*#	United Kingdom	100
-->Principal International Asia (UK) Ltd*#	United Kingdom	100
-->Principal International India LTD*#	United Kingdom	100
-->Principal Financial Services VI (UK) LTD*#	United Kingdom	100
-->Principal Global Financial Services (Europe) LTD*#	United Kingdom	100
-->Liongate Limited*#	Malta	100
-->Liongate Capital Management LLP*#	Wales/United Kingdom	100

-->LGCM (Cayman) Limited*#	Cayman Islands	100
-->Liongate Capital Management (Cayman) Limited*#	Cayman Islands	100
-->Liongate Capital Management (UK) Limited*#	Wales/United Kingdom	100
-->Liongate Capital Management Limited*#	Malta	100
-->Principal Financial Services Latin America LTD.*#	Wales/United Kingdom	100
-->Principal International Latin America LTD.*#	United Kingdom	100
-->Principal International Mexico, LLC*#	Delaware	100
-->Principal Mexico Servicios, S.A. de C.V.*#	Mexico	100
-->Principal Financial Group, S.A. de C. V. Grupo Financiero*#	Mexico	100
-->Principal Afore, S. A. de C.V., Principal Grupo Financiero*#	Mexico	100
-->Principal Fondos de Inversion S.A. de C.V., Operadora de Fondos de Inversion, Principal Grupo Financiero*#	Mexico	100
-->Principal Seguros, S.A. de C.V., Principal Grupo Financiero*#	Mexico	100
-->Principal Pensiones, S.A. de C.V., Principal Grupo Financiero*#	Mexico	100
-->Principal International South America I LTD.*#	Wales/United Kingdom	100
-->Principal International South America II LTD.*#	Wales/United Kingdom	100
-->Principal International South America II LTD., Agencia En Chile*#	Chile/United Kingdom	100
-->Principal International de Chile, S.A.*#	Chile	100
-->Principal Compania de Seguros de Vida Chile S.A.*#	Chile	100
-->Principal Administradora General de Fondos S.A.*#	Chile	100
-->Principal Ahorro e Inversiones S.A.*#	Chile	100
-->Principal Servicios Corporativos Chile LTDA*#	Chile	100
-->Principal Servicios de Administracion S.A.*#	Chile	100
-->Hipotecaria Security Principal, S.A.*#	Chile	49
-->Principal Holding Company Chile S.A.*#	Chile	100
-->Principal Chile Limitada*#	Chile	100
-->Administradora de Fondos de Pensiones Cuprum S.A.*#	Chile	97
-->Inversiones Cuprum Internacional S.A.*#	Chile	100
-->Principal National Life Insurance Company+#=	Iowa	100
-->Principal Securities, Inc.*#	Iowa	100
-->Diversified Dental Services, Inc.*#	Nevada	100
-->Principal Investors Corporation*#	New Jersey	100
-->Principal Innovations, Inc.*#	Delaware	89.6
-->RobustWealth, Inc.*#	Delaware	100

+ Consolidated financial statements are filed with the SEC.
* Not required to file financial statements with the SEC.
# Included in the consolidated financial statements of Principal Financial Group, Inc. filed with the SEC.
= Separate Financial statements are filed with SEC.
< Included in the financial statements of Principal Life Insurance Company filed with the SEC.
Item 29. Indemnification
Sections 490.851 through 490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors and officers where (A) all of the following apply: the director or officer (i) acted in good faith; (ii) reasonably believed that (a) in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation or (b) in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; and (B) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation's articles of incorporation.
Unless ordered by a court pursuant to the Iowa Business Corporation Act, a corporation shall not indemnify a director or officer in either of the following circumstances: (A) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct (above) or (B) in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis that the director receive a financial benefit to which he or she was not entitled, whether or not involving action in the director's official capacity.
Registrant's By-Laws provide that it shall indemnify directors and officers against damages, awards, settlements and costs reasonably incurred or imposed in connection with any suit or proceeding to which such person is or may be made a party by reason of being a director or officer of the Registrant. Such rights of indemnification are in addition to any rights to indemnity to which the person may be entitled under Iowa law and are subject to any limitations imposed by the Board of Directors. The Board has provided that certain procedures must be followed for indemnification of officers, and that there is no indemnity of officers when there is a final adjudication of liability based upon acts which constitute gross negligence or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. Principal Underwriters
(a)    Other Activity
Principal Securities, Inc. (formerly Princor Financial Services Corporation) acts as principal underwriter for variable life insurance contracts issued by Principal National Life Insurance Company Variable Life Separate Account, a registered unit investment trust.
(b)    Management

(b1)	(b2)
Name and principal	Positions and offices
business address	with principal underwriter

Carla Beitzel	Vice President/Distribution
Principal Financial Group(1)

Nicholas M. Cecere	Senior Vice President and Director
Principal Financial Group(1)

Scott A. Christensen	Chief Financial Officer
Principal Financial Group(1)

William Dunker	AML Officer
Principal Financial Group(1)

Amy C. Friedrich	Director
Principal Financial Group(1)

Stephen G. Gallaher	Assistant General Counsel/Assistant Corporate Secretary
Principal Financial Group(1)

Bill Froehlich	Vice President, Operations
Principal Financial Group(1)

Gina L. Graham	Vice President and Treasurer
Principal Financial Group(1)

Lee M. Harms	Chief Information Security Officer
Principal Financial Group(1)

Doug Hodgson	Vice President/Chief Compliance Officer
Principal Financial Group(1)

Grady Holt	Vice President - Advisory Services
Principal Financial Group(1)

Julia M. Lawler	Director
Principal Financial Group(1)

(b1)	(b2)
Name and principal	Positions and offices
business address	with principal underwriter

Julie LeClere	Chief Operating Officer
Principal Financial Group(1)

Casey Mathias	Vice President
Principal Financial Group(1)

Michael F. Murray	Chairman, President and Chief Executive Officer
Principal Financial Group(1)

Karen E. Shaff	Executive Vice President/General Counsel/Corporate Secretary
Principal Financial Group(1)

Deanna D. Strable-Soethout	Director
Principal Financial Group(1)

Traci L. Weldon	Senior Vice President
Principal Financial Group(1)

Dan L. Westholm	Assistant Vice President - Treasury
Principal Financial Group(1)

(1) 655 9th Street
Des Moines, IA 50309

(c)    Compensation from the Registrant

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts & Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Compensation
Principal Securities, Inc. (formerly Princor Financial Services Corporation)	$3,803,847.46	—	—	—
Item 31. Location of Accounts and Records
All accounts, books or other documents of the Registrant are located at the offices of the Depositor, Principal Financial Group, Des Moines, Iowa 50392.
Item 32. Management Services
N/A
Item 33. Fee Representation
Principal National Life Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Variable Life Separate Account, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be hereunto affixed and attested, in the City of Des Moines and State of Iowa, on the 2nd day of August, 2019.

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY
VARIABLE LIFE SEPARATE ACCOUNT
(Registrant)

	By :	/s/ Gregory A. Linde
Gregory A. Linde
Chairman and President

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY
(Depositor)

	By :	/s/ Gregory A. Linde
Gregory A. Linde
Chairman and President

Attest:

/s/ Clint Woods
Clint Woods
Secretary

Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ G. A. Linde	Chairman and President	August 2, 2019
G. A. Linde

/s/ A. R. Sanders	Senior Vice President and Controller	August 2, 2019
A. R. Sanders	(Principal Accounting Officer)

/s/ D. D. Strable-Soethout	Director, Chief Financial Officer	August 2, 2019
D. D. Strable-Soethout	(Principal Financial Officer)

/s/ K. A. McCullum	Director, Vice President and Chief Actuary	August 2, 2019
K. A. McCullum

/s/ G. W. Patterson	Director	August 2, 2019
G. W. Patterson

*By	/s/ G. A. Linde
G. A. Linde
Chairman and President